Exhibit D

Description of

The Republic of Argentina

October 23, 2020

D-1

DEFINED TERMS AND CERTAIN CONVENTIONS

Certain Defined Terms

All references in this Annual Report to “Argentina” or the “Republic” are to the Republic of Argentina, and to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”).

The terms set forth below have the following meanings for purposes of this Annual Report:

•	“2005 Debt Exchange” refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between January and May of 2005.

•	“2010 Debt Exchange” refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between April and December 2010.

•

“BADLAR” rate is an average rate published by the Central Bank based on a survey of financial institutions in Argentina regarding the nominal annual interest rate in peso-denominated time deposits of more than Ps.1.0 million from 30 to 35 days.

•	“Consumer Price Index,” or “CPI,” is an index calculated on a weighted basket of consumer goods and services. References in this Annual Report to CPI are to:

○

The “CPINu” (Índice de Precios al Consumidor Nacional Urbano or National Urban Consumer Price Index): INDEC began publishing national urban consumer CPI data in February 2014 based on an average of prices on goods across the country, which replaced the previous index that only measured inflation in the City of Buenos Aires and its surrounding areas;

○

“City of Buenos Aires CPI”: CPI figures published by the City of Buenos Aires based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the City of Buenos Aires;

○

“Province of San Luis CPI”: CPI figures published by the province of San Luis based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the province of San Luis;

○	“GBA CPI”: in June 2016, INDEC began publishing CPI figures (starting May 2016) based on a survey conducted in the Greater Buenos Aires area; or

○

“National CPI”: CPI figures INDEC began publishing national CPI data in July 2017 based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area, the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region.

•

“defaulted debt” or “debt in default” as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments calculated at contractual rates.

•	“Gross domestic product” or “GDP” means the total value of final products and services produced in Argentina during the relevant period.

•

“non-performing debt” refers to public indebtedness of Argentina that was formally subject to the moratorium declared by the Government in December 2001, other than Untendered Debt. Argentina’s non-performing debt encompasses all public debt on which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments calculated at contractual rates. Non-performing debt also includes the following:

(i)

certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii)

certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•

“Settlement Proposal” refers to the proposal, published by the Republic on February 5, 2016, to settle all claims on Untendered Debt not otherwise time-barred, including bonds in litigation in the United States and elsewhere. See “Public Sector Debt—Legal Proceedings—The Settlement.”

•

“Untendered Debt” means, with respect to data included herein through 2016, defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange and the 2010 Debt Exchange and have not been settled since February 5, 2016. References to Untendered Debt in this Annual Report do not constitute, and shall not be read or construed to constitute a waiver of any defenses available to the Republic with respect to the enforcement of any claim thereunder. See “Preservation of Defenses.” The Republic has not offered to pay time-barred claims on principal or interest. See “Public Sector Debt—Legal Proceedings.” Any amounts of Untendered Debt set forth in this Annual Report have been defined in this Annual Report to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2019, including penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest.

For purposes of this Annual Report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•

“Baade”: Argentine Saving Bond for Economic Development and Saving Promissory Note for Economic Development both denominated in U.S. dollars and issued by the Republic to finance public investment projects in strategic sectors like infrastructure and hydrocarbons.

•	“Birads”: U.S. dollar-denominated bonds issued by the Republic to finance the repurchase of GDP-Linked Securities.

•

“Biraes,” “Birafs,” “Bonacs,” “Bonads,” “Boncers,” “Bontes” and “Botapos”: Bonds issued by the Republic for general purposes. Except for the Biraes, which are denominated in euros, the Birafs, which are denominated in Swiss-francs and the Bonads, which are denominated in U.S. dollars and payable in pesos (dollar-linked), the remaining bonds are denominated in pesos.

•	“Bocones”: Bonds issued by the Republic to restructure its obligations to pensioners and suppliers and to settle reparations of members of family of victims of the military dictatorship.

•	“Bonares”: Bonds issued by the Republic for general purposes of the Government and in exchange for CER-index linked bonds.

•

“Bonar Dual”: Bonds issued by the Republic for general purposes of the Government denominated in U.S. dollars but payable in pesos. Upon maturity, the Republic is required to pay the higher of (i) the principal amount outstanding in U.S. dollars converted into pesos at the exchange rate applicable as of the issuance date, plus capitalized accrued interest in pesos at a rate determined on the issuance date, and (ii) the principal amount outstanding in U.S. dollars plus capitalized accrued interest at a U.S. dollar interest rate, converted into pesos at the exchange rate applicable as of the maturity date.

•	“Lebacs”: Short-term notes issued by the Central Bank mainly peso-denominated.

•	“Lebads”: Peso-denominated bonds issued by the Ministry of Economy with a BADLAR plus a spread rate.

•	“Lecaps”: Peso-denominated notes issued by the Ministry of Economy.

•	“Lecer”: Peso-denominated, inflation-adjusted notes issued by the Ministry of Economy.

•	“Lelink”: Peso-denominated notes pegged to the U.S. dollar issued by the Ministry of Economy.

•

“Leliqs”: Liquidity notes issued by the Central Bank, denominated in pesos and with a 28-day maturity. Leliqs are offered twice a week and may only be purchased by banking entities for their own portfolio.

•	“Letes”: U.S. dollar-denominated Treasury notes issued by the Republic for general purposes of the Government.

•

“National Guaranteed Loans”: Tax-secured loans that the Republic exchanged for previously outstanding bonds as part of a voluntary debt offers that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon default.

•	“Nobacs”: Peso-denominated medium-term notes issued by the Central Bank.

•	“2017 Globals”: U.S. dollar-denominated global bonds issued in the international capital markets pursuant to the 2010 Debt Exchange.

•

“2035 GDP-Linked Securities”: Long-term government treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos, issued in the international capital markets pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.

•	“2045 Quasi-Par Bonds”: Peso-denominated long-term government treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

Preservation of Defenses

Nothing in this Annual Report, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Annual Report may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates

The Republic publishes most of its economic indicators and other statistics in pesos. The peso floated freely with limited intervention by the Central Bank between January 2016 and August 2019. During this period, the peso lost 77.9% of its value compared to the U.S. dollar, from Ps.13.65 per U.S.$1.00 on January 1, 2016 to Ps.59.1 per U.S.$1.00 on August 30, 2019. During 2019 alone, the peso lost 36.9% of its value compared to the U.S. dollar. In September 2019, the Central Bank imposed restrictions on foreign exchange transactions, which were tightened between October and December 2019. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.” On December 31, 2019, the exchange rate was Ps.59.895 to U.S.$1.00. As of September 30, 2020, the peso-dollar reference exchange rate was Ps.76.175 to U.S.$1.00.

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
Year ended December 31,
2015	13.763	8.554	9.269	13.005
2016	16.039	13.069	14.779	15.850
2017	18.830	15.174	16.567	18.774
2018	40.897	18.416	28.094	37.808
2019	60.003	37.035	48.242	59.895
2020
January	60.331	59.815	60.011	60.331
February	62.208	60.433	61.348	62.208
March	64.470	62.250	63.123	64.470
April	66.835	64.530	65.762	66.835
May	68.535	66.925	67.726	68.535
June	70.455	68.625	69.541	70.455
July	72.315	70.515	71.475	72.315
August	74.175	72.515	73.293	74.175
September	76.175	74.245	75.199	76.175
October (through October 21)	77.713	76.245	77.242	77.713

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source:     Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that are contained in this Annual Report. This information is not necessarily indicative of the Argentine economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

THE REPUBLIC OF ARGENTINA

Government

Judicial System

On July 29, 2020, President Fernández announced a judiciary reform bill that includes increasing the number of federal courts by creating 23 new federal courts and merging the federal criminal circuit with the federal criminal economic circuit. In addition, the proposed bill seeks the appointment of an advisory committee comprised of legal experts to advise the executive branch on the functioning of the judiciary. The bill was approved by the Senate on August 28, 2020 and, as of the date of this Annual Report, is pending discussion at Chamber of Deputies.

THE ARGENTINE ECONOMY

Measures Designed to Address the COVID-19 Outbreak

In late December 2019, a novel form of pneumonia first noticed in Wuhan, Hubei province (COVID-19, caused by a new strain of coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Chinese government and other governments where the novel coronavirus has affected broad swathes of the population, such as the European Union, the United Kingdom, the United States of America, South Korea and Japan among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments. As of September 30, 2020, Argentina had registered more than 751,000 confirmed cases of coronavirus, of which over 16,937 were fatal. To date, Argentina has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Argentine health service facilities, which include (in chronological order):

•

February 26–March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19, persons in close contact with suspected or confirmed cases of COVID-19 and persons arriving or recently arrived from affected zones; closure of activities with high concentration of persons; prohibition of attendance of audience to sporting events.

•

March 13–March 15, 2020: stronger surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations for the coordination of repatriation flights for Argentine residents; closure of national parks and protected areas; school closures (except for food assistance and administrative purposes).

•

March 16–March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals.

•

March 19, 2020: imposition of nation-wide mandatory lockdown, whereby only exceptional and essential activities and internal travel are allowed; deployment of security forces for the enforcement of lockdown, which has been successively extended until the date of this Annual Report in those jurisdictions most affected by the pandemic, while other jurisdictions are subject to mandatory social distancing.

•

March 20–April 24, 2020: assistance to Argentine residents abroad; tightening of rules relating to closure of Argentine borders and imposition of maximum prices for face masks, thermometers and sanitizers.

•	April 26, 2020: authorization for provincial authorities to relax the lockdown in certain cases.

•	July 1, 2020: tightening of the mandatory lockdown in the City of Buenos Aires and the Province of Buenos Aires between July 1 and July 17, 2020.

Simultaneously, Argentina has announced and is implementing several stimulus measures to limit the effects of the COVID-19 outbreak on the economy, which include:

•	a one-time Ps.3,100 cash payment to approximately 4.4 million recipients of the universal child allowance;

•

a one-time Ps.3,000 cash payment to retirees receiving minimum benefits (currently Ps.15,892) and those that receive above the minimum but less than Ps.18,892, which covers approximately 4.6 million retirees;

•	a one-time Ps.3,000 cash payment to recipients of social plans, which targets approximately 556,000 persons;

•

the establishment of the Ingreso Familiar de Emergencia (Emergency Family Income) program, which granted three Ps.10,000 cash payments to approximately 9,000,000 unemployed persons and persons employed informally, among other socially vulnerable persons;

•	an extraordinary payment to approximately 1.5 million beneficiaries of the “Tarjeta Alimentar” equal to Ps.4,000 for families with a single child and Ps.6,000 for families with two or more children;

•	Ps.5,000 monthly bonus payments to public sector employees in the health, security and national defense areas;

•	a capital spending investment program on infrastructure, education and tourism for approximately Ps.100 billion;

•

the establishment of the Programa de Asistencia de Emergencia al Trabajo y la Producción (Emergency Assistance Program for Work and Production Program), which exempted companies in vulnerable industries from the obligation to make social security contributions, an increase in unemployment insurance and payment by the national Government of a portion of wages for affected companies with a payroll of less than 100 employees, which in April was extended to affected companies with a payroll of less than 800 employees, and was reiterated monthly since then;

•	an extension until December 31, 2020 of the unemployment insurance expiring between August 1 and November 30, 2020;

•	an extension until August 5, 2020 of the ability to furlough employees temporarily, provided that at least 75% of the net salary of such employees is paid;

•	subsidized loans of approximately Ps.370 billion in the aggregate for working capital to small- and medium- sized enterprises (“SMEs”) through the financial system;

•	zero-interest rate credit lines to self-employed individuals and low interest rate credit lines for companies that are resuming their operations;

•	a supplemental monthly salary payable to private sector employees (50% of which will be borne by the Government); and

•	an increase in the amount of unemployment benefits, which range between Ps.6,000 and Ps.10,000.

Other measures adopted by Argentina to mitigate the effects of the COVID-19 outbreak in the economy include:

•

the prohibition of the disconnection of electric energy, natural gas, running water, fixed telephony, mobile telephony, Internet and cable television services due to the nonpayment of less than three invoices commencing on March 1, 2020 and until December 31, 2020, which applies to certain vulnerable users, and the incorporation of telephony, Internet and cable television services as public services as well as tariffs freezing of such services;

•	a temporary suspension in the payment of installments on credit lines granted by ANSES;

•

the suspension of fines and the closure and disqualification of bank accounts due to the rejection of checks for lack of funds until December 2020, and the authorization for banks to grant loans to companies with outstanding debts with ANSES and AFIP;

•	unpaid loan installments as of September 30, 2020 are rolled over at maturity (except in the case of credit card financing), and only the contractual interest can be charged;

•	price freezes until October 31, 2020 for certain essential goods such as food, personal care, medicines and medical products;

•

the imposition of maximum prices on goods and services acquired by the Government to address the emergency and changes to the framework applicable to the procurement of goods and services by the Government, including the regulation of public bidding process relating to goods and services acquired to address the COVID-19 pandemic with the aim of fostering the participation of potential bidders;

•	the suspension of rent increases, extension of lease contract expiration dates and suspension of evictions due to non-payment of leases until September 30, 2020;

•	the freezing of mortgage payments and certain UVA-indexed loans;

•

the adoption of a program to increase productivity (Programa de Recuperación Productiva) by which the Government funds a portion of the monthly wages of private sector employees working for companies affected by the pandemic and whose revenues have declined;

•	prohibition of unjustified employment dismissals and suspensions until November 30, 2020 and imposition of double compensation for unjustified employment dismissals until December 2020;

•	the reduction of pension and tax charges to health service providers aimed at strengthening the health sector and ensuring medical assistance;

•	the shortening of the term applicable to export reimbursements for industrial sector companies;

•	requirement that exports of medical inputs and equipment necessary to overcome the pandemic obtain prior governmental authorization;

•	elimination of import taxes applicable to certain essential goods such as alcohol, laboratory or pharmaceutical items, medical gloves, disinfectants and other health-related equipment and inputs;

•

extension of moratoriums on social security, tax and customs debts originally due until October 31, providing debtors with the possibility of addressing their debt in arrears through quota plans, and certain benefits for taxpayers who meet the new deadlines provided for in the quota plan;

•	suspension until April 30, 2020 of tax foreclosures by AFIP for SMEs; and

•	assistance by the national Government to the provinces in an aggregate amount of Ps.120 billion.

Gross Domestic Product

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)(1)

	For the 12-month period ended June 30,
	2019	2020
Nominal GDP (in millions of pesos)(2)	Ps.17,554,864	Ps.23,968,191
GDP (in millions of U.S. dollars)(2)	U.S.$462,717	U.S.$401,852
Per capita GDP(2)	U.S.$10,348	U.S.$8,899
Peso / U.S. dollar exchange rate(3)	37,9386	59,6443

(1)	Preliminary data.
(2)	Average GDP figures for the 12-month period ending June 30, 2019 and June 30, 2020.
(3)	Average nominal exchange rate for the 12-month period ending June 30, 2019 and June 30, 2020.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2019	2020
Consumption:
Public sector consumption	Ps.94,049	Ps.88,890
Private consumption	519,322	443,930

Total consumption	613,371	532,820
Gross investment	118,953	84,833
Exports of goods and services	151,625	138,500
Imports of goods and services	169,569	130,509

Net exports/(imports)	(17,944)	7,991
Inventory provision	(12,691)	(12,806)
Statistical discrepancy	6,149	6,145

Real GDP	Ps.707,838	Ps.618,982

(1)	Preliminary data.
(2)	Average GDP figures for the six-month period ending June 30, 2019 and June 30, 2020.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2019	2020
Natural Resources and others(3)	Ps.603	Ps.542
Durable equipment for production
Machinery and equipment:
National	16,674	14,221
Imported	32,791	24,857

Total	49,465	39,078
Transport products
National	6,123	5,128
Imported	3,193	2,433
Total	9,316	7,561
Total durable equipment for production	58,781	46,639
Construction(4)	59,569	37,652

Total gross investment	Ps.118,953	Ps.84,833

(1)	Preliminary data.
(2)	Average figures for the six-month period ending June 30, 2019 and June 30, 2020.
(3)	Includes research and development and cultivated biological resources.
(4)	Includes mining exploration.

Source: INDEC and Ministry of Economy.

For a description of factors affecting the Argentine economy in 2019, see “The Argentine Economy— Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response.”

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2019	2020
Primary production:
Agriculture, livestock, game and forestry	71,690	65,149
Fishing	2,159	1,670
Mining and extractives (including petroleum and gas)	21,331	19,379

Total primary production	95,180	86,198
Secondary production:
Manufacturing	104,982	90,323
Construction	21,485	13,812
Electricity, gas and water	12,022	12,083

Total secondary production	138,489	116,217

Services:
Transportation, storage and communications	57,504	49,395
Trade, hotels and restaurants	94,745	80,571
Financial, real estate, business and rental services	99,664	92,655
Public administration, education, health, social and personal services	103,014	89,447
Domestic services(3)	4,402	3,546

Total services	359,329	315,614

Plus import duties(4)	114,840	100,952

Total real GDP	Ps.707,838	Ps.618,982

(1)	Preliminary data.
(2)	Average figures for the six-month period ending June 30, 2019 and June 30, 2020.
(3)	Includes services completed by domestic workers including caretakers, domestic servants and private drivers.
(4)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source:	INDEC and Ministry of Economy.

During the six-month period ended June 30, 2020, real GDP decreased by 12.6% compared to the same period in 2019. This decrease was primarily driven by a 4.5% decrease in private consumption and a 28.7% decrease in investment, which were partially offset by a surplus in the trade of goods and services balance due to a 23.0% decrease in imports, partially offset by a 8.7% decrease in exports.

The primary production sector decreased by 9.4% during the six-month period ended June 30, 2020 compared to the same period in 2019. The secondary production sector contracted by 16.1%, primarily driven by decreases in the manufacturing sector and construction sectors.

The services sector contracted by 12.2% during the six-month period ended June 30, 2020 compared to the same period in 2019 and accounted for 51.0% of real GDP. The contraction was driven by the trade, hotels and restaurants sectors as well as public administration, education, health, social and personal services.

On October 1, 2020, the Government announced a series of economic measures for the industrial, mining, agricultural and construction sectors with the primary aim of boosting local production and increasing the value added of exports, which include:

•

Industrial sector: an increase in export refunds relative to the product’s added value, the temporary reduction of export duties on industrial goods and the elimination of export duties on exports of vehicles to Mercosur.

•	Mining sector: the Government established a maximum of 8% rate for export duties on metals.

•

Agriculture sector: export duties on soybeans will be temporary reduced from 33% to 30%, 31.5% and 32% for October, November and December 2020, respectively, reverting to 33% in January 2021. Export duties on other soybean derivatives will have higher drops, amounting to approximately 28%, 29.5% and 30% for October, November and December 2020, respectively, and 31% for January 2021. Additionally, up to Ps.11.5 billion will be allocated to compensate and encourage small soybean producers and cooperatives. In the case of biodiesel, export duties will be reduced from 30% to 26%, 27.5% and 28% for October, November and December 2020 and 29% for January 2021.

•

Construction sector: the Government intends to submit two bills to Congress: (i) one bill seeking to stimulate investments by means of a three-year tax exemption on financial assets allocated for new construction projects and a deferral in the payment of income tax and tax on property transfers and (ii) a second bill providing for the creation of a fund to increase the sustainability of the mortgage credit system, which is expected to be financed with contributions from financial institutions and a portion of the credit fee charged to clients.

Role of the State in the Economy

Poverty and Income Distribution

INDEC’s assessment of its essential goods and services basket for the Greater Buenos Aires area indicates that a standard family required Ps.45,477.7 to gain access to the essential goods and services basket in August 2020, compared to Ps.33,013.2 in August 2019.

According to INDEC, in August 2020, the essential food basket for households stood at Ps.18,792.2, compared to Ps.13,258.3 in August 2019.

Poverty levels in Argentina have increased during the outbreak of the pandemic and stood at 30.4% of the households and 40.9% of the population in June 2020, with particular emphasis in the Greater Buenos Aires Areas and the northeastern region. The Government has implemented a wide range of assistance measures to mitigate the effects on the lower income sectors that have been most affected during the COVID-19 outbreak. See “—Measures Designed to Address the COVID-19 Outbreak.”

Employment and Labor

Unemployment

The unemployment rate in the second quarter of 2020 stood at 13.1%, which represents a 2.5 percentage point increase from the same period in 2019 and the labor force rate stood at 38.4%, a 9.3% percentage point decrease from the same period in 2019. The unemployment rate in the Pampeana region during the second quarter of 2020 was 16.7%, the highest in the country.

Wages and Labor Productivity

In August 2020, the minimum monthly wage stood at Ps.16,875, representing an increase of 19.5% compared to August 2019.

In August 2020, the minimum income subject to income tax was Ps.59,866 for single workers and Ps.79,194 for married workers with two children.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	For the six-month period ended June 30,
	2019	2020
Current Account	(5,485)	3,076
Trade of Goods and Services	3,607	7,925
Goods(1)	6,766	9,048
Credit	30,795	27,428
Debit	24,028	18,380
Services(2)	(3,159)	(1,123)
Credit	7,089	5,428
Debit	10,249	6,551
Primary Income (Earnings)	(9,455)	(5,454)
Employee Compensation	(36)	(38)
Investment Earnings	(9,419)	(5,417)
Direct Investment	(2,836)	(956)
Portfolio Investment	(5,088)	(2,736)
Other Investments	(1,690)	(1,766)
Reserve Assets	196	41
Secondary Income (Current Transfers)	364	605
Capital Account	45.6	32.2
Net external financial needs	(5,439)	3,108
Financial Account	(6,010)	2,413
Central Bank	(1,818)	(1,382)
Reserves	(1,818)	(1,882)
Liabilities	—	(500)
Deposit-Collecting Entities	(2,521)	(339)
Government	(6,202)	3,156
Other Sectors	4,531	978
Net Errors and Omissions	(571)	(695)
Memorandum Item
Transactions of Reserve Assets Change	(1,818)	(1,882)
Central Bank International Reserve Variation	(1,508)	(1,607)
Exchange Rate Adjustment	311	275

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In the six-month period ended June 30, 2020, the current account registered a U.S.$3.1 billion surplus, compared to the U.S.$5.5 billion deficit registered during the same period in 2019. This variation was mainly the result of a U.S.$7.9 billion surplus in the trade of goods and services account, compared to the U.S.$3.6 billion surplus recorded during the same period in 2019, mainly due to a U.S.$9.0 billion surplus generated by the goods account in the six-month period ended June 30, 2020 compared to a surplus of U.S.$6.8 billion during the same period in 2019. In addition, general Government interest payments decreased by U.S.$2.9 billion in this period.

Financial Account

In the six-month period ended June 30, 2020, the financial account recorded net outflows of U.S.$2.4 billion, reflecting a U.S.$8.4 billion variation compared to the U.S.$6.0 billion net inflows recorded during the same period in 2019.

Deposit-Collecting Entities. In the six-month period ended June 30, 2020, deposit-collecting entities recorded net inflows of U.S.$0.3 billion, compared to net inflows of U.S.$2.5 billion in the same period in 2019.

Government. In the six-month period ended June 30, 2020, the non-financial public sector recorded net outflows of U.S.$3.2 billion, compared to net inflows of U.S.$6.2 billion recorded during the same period in 2019. These net outflows were generated mainly by debt services payments.

Other Sectors. In the six-month period ended June 30, 2020, net outflows in other sectors totaled U.S.$1.0 billion, compared to net outflows of U.S.$4.5 billion in the same period in 2019.

As a result, in the six-month period ended June 30, 2020, the Central Bank’s foreign currency reserves decreased by U.S.$1.9 billion.

International Reserves

As of September 30, 2020, the gross international reserve assets of the Central Bank totaled U.S.$41.4 billion, compared to U.S.$44.8 billion as of December 31, 2019. This decrease in gross international reserves was mainly due to the payment of external obligations and to the Central Bank’s interventions in the foreign exchange market during months of increased financial uncertainty associated with the foreign debt restructuring process and the effects of the COVID-19 outbreak. See “The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” and “—Public Sector Debt—Foreign Currency-Denominated Debt.”

MONETARY SYSTEM

Monetary Policy

On January 27, 2020, the Central Bank announced the adoption of updated monetary policy guidelines aimed at addressing Argentina’s distressed social and economic context and pursuing, in line with the Government’s fiscal efforts, the achievement of monetary and financial stability and the promotion of economic development.

The new monetary policy guidelines were introduced to allow the Central Bank to assist Argentina’s Ministry of Economy in the financing of repayment of external debt obligations and, under exceptional circumstances and within limits that intend to ensure the preservation of a balanced money market, in the financing of peso-denominated obligations and expenses.

The Central Bank’s monetary policy guidelines were based on the following key principles:

•

Interest Rate: interest rates will be set at a level that preserve financial and economic stability, promote a longer term yield curve and encourage savings in local currency by ensuring that interest rates do not reach negative levels in real terms;

•

Prices: the Central Bank will work towards inducing a gradual but sustainable inflation reduction path based on a prudent monetary policy approach, consistent and coordinated with the Government’s economic and income policy initiatives;

•

Monetary Aggregates: the Central Bank will seek to maintain monetization levels compatible with long-term growth. The Central Bank intends to carry out such process with caution, avoiding liquidity imbalances that may have a direct or indirect impact on inflation;

•	Exchange Rate: the Central Bank will adopt a managed floating exchange rate regime to contain large exchange rate variations, and will promote the accumulation of foreign exchange reserves;

•	Credit: the Central Bank will promote the development of the domestic credit market in the short, medium and long term at an interest rate that is compatible with productive development; and

•	Activity and employment levels: the monetary policy will support the recovery of the internal market, export growth and foster investment and productivity on a sustainable basis.

Exchange regulations and price moderation related to the limited volatility of the exchange rate allowed for a reduction in the Leliq rate from 55% as of December 31, 2019 to 38% as of March 1, 2020. Further, the swap rate was reduced from 48.13% as of December 31, 2019 to 19% as of March 1, 2020. These reductions in rates allowed the Central Bank to implement measures to promote productive credit at subsidized interest rates. In addition, the Central Bank made progress in improving yields that, when compared to expected inflation, are expected to provide a positive real return on savings in domestic currency.

The creation of credit lines at subsidized interest rates allowed credit to reach an unprecedented increase at constant prices (53% from July 2019 to July 2020), reversing a strong cycle of contraction that had begun in mid-2018. In May 2020, to encourage savings in pesos, the Central Bank set annual nominal rates applicable to fixed term deposits at 33.06% for 30-days placements of up to Ps.1 million by individuals, and at 30.02% for all other placements.

In October 2020, in response to increased pressure on the exchange rate, the Central Bank:

•

(i) increased the overnight reverse swaps rates from 19% to 30% to increase the return in real rates of short-term local currency financial instruments, (ii) began offering 7-day swaps with an annual rate of 33%, (iii) set the Leliqs rate at 36% in order to gradually align the Treasury’s rates with the Central Bank’s sterilization instrument rates, and (iv) set annual nominal rates applicable to fixed term deposits at 34% for 30-days placements of up to Ps.1 million by individuals, and at 32% for all other placements.

•	Abandoned the mechanism of preset devaluation, providing greater flexibility and maintaining the competitive level of the multilateral real exchange rate.

•

Opened a round table at the MAE and permitted authorizations to be processed at the Rosario Futures Exchange (ROFEX) to allow purchases of Renminbi for foreign trade operations. In addition, the Central Bank will authorize Renminbi-denominated futures contracts. The Central Bank intends to use its reserves in Renminbi to respond to these operations and does not intend to make use of the currency swap with the People’s Bank of China.

•	Allowed investors to access the official market by repatriating investments within the first year of their realization in order to promote capital inflow through new foreign direct investment.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of June 30,
	2019	2020
Assets
International reserves:
Gold	Ps.105,528	Ps.248,924
Foreign currency	1,790,850	1,643,167
Placements of foreign currency	841,983	1,154,377
Other(1)	(9,869)	110

Total international reserves(2)	2,728,492	3,046,580

Public bonds(3)	1,791,327	4,320,736
Credits to:
Government (temporary advances)	502,730	1,164,730
Financial system	131	454
International organizations(4)	190,075	320,765
Other assets(5)	977,286	2,365,598

Total assets	6,190,041	11,218,862

Liabilities
Monetary Base:
Currency in circulation(6)	872,460	1,575,181
Current accounts in pesos(7)	503,343	589,320

Total monetary base	1,375,803	2,164,501

Deposits:
Government deposits	419,563	103,642
Other deposits	662,870	738,832

Total deposits	1,082,433	842,473

Obligation to international organizations	114,064	222,527
Central Bank notes:
Notes issued in foreign currency	—	—
Notes issued in pesos	1,127,035	2,474,255

Total Central Bank notes(8)	1,127,035	2,474,255
Other liabilities	2,009,407	4,017,965

Total liabilities	5,708,741	9,721,720

Net assets	481,300	1,497,141

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$ 64,278	U.S.$43,241
International reserves of the central bank (in months of total imports)	10.5	9.1
Exchange rate Ps./U.S.$(9)	42.45	70.46

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes Lebacs, Nobacs and Leliqs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:	Central Bank.

Inflation

The table below sets forth the wholesale price index (WPI) and National CPI for the periods indicated:

	CPI	WPI
2020
January	2.3%	1.5%
February	2.0%	1.1%
March	3.3%	1.0%
April	1.5%	(1.3)%
May	1.5%	0.4%
June	2.2%	3.7%
July	1.9%	3.5%
August	2.7%	4.1%
September	2.8%	3.7%

On January 2, 2020, the Government announced a price freeze on public transportation fares in the Buenos Aires metropolitan area, which has been extended until December 31, 2020.

On February 3, 2020, the Government announced the launch of a two-month price freeze over a number of stationery products, school supplies and school uniforms, which was effective through March 31, 2020.

As a result of an integral policy focused on reducing inflationary inertia, in January 2020, inflation began to show signs of deceleration, with a monthly rate of 2.3% (1.4 percentage points lower than the monthly interest rate registered in December 2019). The inflation rate for the nine-month period ended September 30, 2020 published by INDEC as measured by the National CPI methodology stood at 22.3%, and was mainly driven by increases in prices of clothing and footwear and beverages. In September 2020, year-on-year inflation stood at 36.6%.

PUBLIC SECTOR FINANCES

2021 Budget

On September 15, 2020, the Government submitted to Congress a draft bill for the 2021 national budget. The draft bill projects a 12.1% GDP contraction for 2020 and updated the macroeconomic and fiscal assumptions for 2021, including (i) a real GDP growth of approximately 5.5%, (ii) a 5.5% increase in private consumption, (iii) a 2.0% increase in public consumption, (iv) an 18.1% increase in investments, and (v) a 10.2% increase in exports and a 16.3% increase in imports, in each case, compared to 2020. The draft bill assumes that the annual rate of inflation will decrease to approximately 32.0% by December 2021, compared to a projected annual rate of inflation of 32.0% for December 2020. See “Forward-looking Statements.”

Some of the strategic guidelines underlying the 2021 Budget are:

•

focus on recovering production from the impact of the COVID-19 pandemic, consolidating an inclusive and sustainable economic development model and promoting employment under dignified working conditions to improve the standard of living of all inhabitants;

•	investment on infrastructure to promote production and economic activity, with emphasis on road construction programs, housing policies, and the water, energy and transportation sectors; and

•

allocation of funds to the health and education systems, reinforcing programs and policies that are essential for the post-pandemic stage, such as vaccination, primary health care and hospital services, as well as programs that increase connectivity and educational infrastructure.

Foreign Exchange and International Reserves

Restrictions to the Foreign Exchange Market and other related measures

On May 12, 2020, the Comisión Nacional de Valores (National Securities Commission, or “CNV”) required mutual funds in pesos to invest at least 75% of their assets in financial instruments or securities issued in Argentina and exclusively denominated in pesos. In addition, the CNV introduced certain limits to the holding of foreign currency-denominated assets in the portfolios of open-ended mutual funds.

On May 28 and June 11, 2020, the Central Bank introduced further foreign exchange regulations. In particular, the Central Bank’s prior approval is currently required to access the foreign exchange market to remit funds outside of Argentina for (i) the acquisition and import of goods, (ii) other acquisitions of foreign currency for specific uses by Argentine residents and (iii) the payment of premiums, establishment of guarantees and settlement of interest rate hedge agreements for obligations outside Argentina validly declared by residents, among others; unless the requesting person files an affidavit stating that, as of the date of the access to the foreign exchange market, (A) (i) all of its holdings of foreign currency in Argentina are held in bank accounts and (ii) it does not hold available “liquid external assets” (e.g., holdings of foreign currency in cash, gold, balances in foreign bank accounts and other investments in foreign currency of immediately available funds, but excluding funds deposited in accounts abroad that constitute reserve funds or guarantees in connection with foreign financial indebtedness or derivatives transactions) in excess of U.S.$100,000; provided that the following liquid external assets can be deducted from such amount (x) funds used to make payments for which access to the foreign exchange market would be granted or transferred on behalf of a resident to the account of a local entity authorized to operate on the foreign exchange market, or (y) proceeds from exports of goods and services, export financings or the sale of non-financial non-produced assets that will be settled in the foreign exchange market within the applicable five-day period, or (z) proceeds from foreign borrowings not exceeding debt services of principal and interest in the following 120 calendar days; (B) the requesting person undertakes, no later than 5 business, to settle through the foreign exchange market any foreign-currency denominated funds received from the collection of (i) loans granted to third parties after May 28, 2020, (ii) term deposits funded after May 28, 2020, and (iii) sale of any kind of asset purchased after May 28, 2020.

Furthermore, until October 31, 2020, an authorization from the Central Bank is required to access the foreign exchange market to make principal payments under cross-border financial indebtedness entered into with related parties.

Additionally, until October 31, 2020, access to the foreign exchange market for payments of imports of goods or the prepayment of principal of debts arising from imports of goods, is subject to the Central Bank’s prior approval, unless:

(a) an affidavit is filed stating that the total amount of payments for imports of goods effected in the course of 2020, including the payment for which they are requesting access to the foreign exchange market, does not exceed the amount that is computed for imports of goods in its name registered with the import payment monitoring system (SEPAIMPO) during 2020; and

(b) the supporting documentation evidencing compliance with the remaining requirements established by the foreign exchange regulations is submitted to the intervening entity.

On June 25, 2020, the Central Bank announced that access to the foreign exchange market would be granted for additional transactions (including the purchase of critical medicines, COVID-19 detection kits, goods shipped after July 1, 2020, supplies for the local production of medicines, import payments corresponding to debts incurred prior to the relevant Central Bank regulation in amounts that do not exceed by more than U.S.$1 million the limit provided for in such regulation or U.S.$3 million in the case of imports of medicines and other goods related to medical care or supplies necessary for their local production).

In addition, access to the foreign exchange market is subject to the submission of an affidavit (i) certifying that as of such date and during the last 90-day period the person acquiring the foreign exchange has not sold any securities for foreign currency or transferred securities to a clearinghouse abroad, and (ii) including an undertaking by such person not to conduct any such operations for a 90-day period after the date of such access.

On September 15, 2020, the Central Bank, in coordination with other governmental agencies, took measures to:

•

Promote an efficient allocation of foreign exchange: In order to prioritize the allocation of foreign currency to the recovery of economic growth and employment, the AFIP established a mechanism for the anticipated collection of income and personal property taxes through the payment of a 35% rate over the acquisition of foreign currency and credit and debit card purchases in foreign currency.

•

Avoid disruptive operations by non-residents in the local financial market. The Central Bank is implementing a strategy of financial normalization, which is expected to restrict non-resident financial agents from carrying out securities settlement operations against foreign currency in Argentina, in order to regulate the outflow of foreign currency through the local capital market. In addition, to prevent possible circumvention of its regulations, the Central Bank intends to limit the settlement of certain securities transactions carried out entirely abroad.

•

Promote the development of the capital market. The Central Bank is expected to eliminate the minimum holding periods applicable to the acquisition of securities with foreign currency by individuals and their subsequent settlement in pesos. At the same time, the CNV intends to implement a series of measures to favor the processing of financial transactions in the local market, such as adjusting the minimum holding period that must be respected by transfers of securities from abroad for their settlement in local currency.

•

Guidelines and bases for restructuring private sector financial debt in foreign currency. The Central Bank established a set of guidelines under which private sector companies may begin a process of renegotiation of their respective external liabilities. Under this framework, private sector companies are invited to maintain the current process of debt reduction in foreign currency, at a pace compatible with the economy’s foreign exchange needs.

•

Prioritization of SMEs for pre-financing of exports. The Central Bank intends to reduce the participation of large companies in financing lines for the pre-financing of exports. The initiative aims at ensuring that those large companies with access to international credit markets take advantage of the conditions generated by the restructuring of the Republic’s sovereign debt, freeing up financing margins for small and medium-size export companies.

PUBLIC SECTOR DEBT

Overview

On February 5, 2020, Congress enacted legislation authorizing the Executive Power, acting through the Ministry of Economy, to engage in transactions and negotiations with Argentina’s creditors to restore the sustainability of its public external debt (the “Debt Sustainability Bill”), including by modifying the principal amounts, maturities and interest payments of public securities issued by Argentina and governed by foreign law.

Foreign Currency-Denominated Debt

Governed by Foreign Law

On April 21, 2020, the Republic invited holders of its foreign currency external bonds issued under its 2005 indenture and 2016 indenture holding approximately U.S.$66.5 billion aggregate principal amount, to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. Since announcing the invitation, representatives of the Republic held several discussions with holders of such bonds relating to the terms of the invitation.

On August 17, 2020, the Republic amended the invitation to incorporate bondholders’ feedback and on August 31, 2020 it announced that it had obtained bondholders’ consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The invitation settled on September 4, 2020. As a result of the invitation, the average interest rate paid by the Republic’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of the Republic’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

Governed by Argentine Law

On April 5, 2020, the Government enacted Decree No. 346/2020 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, taking into account the degree of advance in the process designed to restore the sustainability of the Republic’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree.

On August 18, 2020, the Republic offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, in terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, the Republic announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by the Republic’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

U.S. Dollar-Denominated Treasury Bills Program

As of September 25, 2020, U.S.$32 million aggregate principal amount of Letes were outstanding and held by the private sector.

Local Currency-Denominated Debt

During the nine-month period ended September 30, 2020, the Republic sought to preserve the normal functioning of the local capital market for debt denominated in pesos, which it considers a key factor for the development of the domestic capital market. In particular, during this period, the Government sought to recover the Treasury’s financing capacity, create conditions for the development of the domestic capital markets and generate savings instruments with positive and sustainable real rates, in turn reducing its monetary financing needs and expanding the depth of the local debt market and the participation of relevant institutional investors. In addition, the Treasury has expanded its menu of financing instruments to obtain the funds needed to cover its 2020 financial needs and to design the 2021 financial program according to the guidelines outlined in the 2021 budget.

On January 20, 2020, the Government conducted an auction and exchanged Lecaps for Lebads in an aggregate principal amount of Ps.83.3 billion.

On February 3, 2020, the Government conducted an auction and exchanged Dual 2020 bonds for Boncer 21, Bonar Badlar 2021, USD-Linked Bond 2021 and Dual Bonds 2021 in an aggregate principal amount of Ps.7,556.5 billion, Ps.1,344.3 billion, USD 8.4 billion and Ps.117.9 billion, respectively.

On March 13, 2020, the Government conducted an auction and exchanged short-term Peso -denominated debt represented by 13 different instruments and Dual Bond for Boncer 22 in an aggregate principal amount of Ps.59.4 billion, and Ledes and Lecer for a total principal amount of Ps 63.6 billion.

On March 19, 2020, the Government conducted an auction and exchanged short-term peso-denominated debt represented by 13 different instruments for four new bills (“BONCER”) in an aggregate principal amount of new bills totaling Ps.304,689 million, maturing between 2021 and 2024 and with coupons linked to CER plus a spread of between 1% and 1.5%.

On April 14, 2020, the Government conducted an offer to exchange BONCER 2.25% maturing in 2020 in an amount of Ps.98,328 million for other instruments, which resulted in the delivery of discount treasury notes maturing in 2020 in an amount of Ps.33,002 million, CER-linked treasury notes maturing in 2020 in an amount of Ps.62,196 million, BONCER maturing in 2021 in an amount of Ps.125,330 million and BONCER maturing in 2022 in an amount of Ps.93,541 million.

In May 7 and May 15, 2020, the Government conducted two offers to exchange discount U.S. dollar-denominated Letes in an aggregate amount of U.S.$2,192.0 million and Bono Dual 2020 in an aggregate amount of U.S.$149.9 million, which resulted in the delivery of CER-linked treasury notes maturing in 2022, 2023 and 2024 in an amount of Ps.30,437 million, Ps.30,200 million and Ps.90,589 million, respectively.

During the nine-month period ended September 30, 2020, the Government conducted several auctions in pesos resulting in the issuance of zero coupon treasury notes maturing between August 31 and January 29, 2021 for a total aggregate amount of Ps.833.6 billion and BONCER maturing in 2021, 2022 and 2023 for a total aggregate amount of Ps.160.4 billion, BADLAR notes for a total aggregate amount of Ps.156.5 billion, CER-linked discount treasury notes for a total aggregate amount of Ps.124.3 billion and fixed-rate Treasury Bonds for a total aggregate amount of Ps.87.1 billion and BADLAR notes for a total aggregate amount of Ps.53.8.

Peso-Denominated Treasury Bills Program

As of September 25, 2020, Ps.893.7 billion aggregate principal amount of Lecaps, Lebads, Ledes and Lecer were outstanding, of which approximately Ps.524.9 billion were held by the private sector.

Debt Owed to Financial Institutions

On August 26, 2020, the Republic initiated formal discussions with the International Monetary Fund (“IMF”) to seek a new program that will address the terms of the debt incurred under the existing SBA (as defined below). The Republic has indicated there is no stabilization possible without economic recovery, a premise that it expects to guide the negotiations with the IMF. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.” As of the date of this Annual Report, the Government had drawn approximately U.S.$43.9 billion under the SBA.

On October 6, 2020, an IMF mission began discussions with the Government towards the definition of the basis for a new program and agreement for the refinancing of amounts due under the SBA.

Paris Club

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing the Republic’s decision to postpone until May 5, 2021 the U.S.$2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. See “Public Sector Debt—Debt Record—Paris Club.”

Legal Proceedings

The Settlement

As of August 31, 2020, agreements in principle have been executed with holders of approximately 85% of the nominal amount of Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

As of August 31, 2020, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.5 billion, plus interest, and the discharge of judgments in the amount of approximately U.S.$5.4 billion. Additional claimants in the District Court have entered into settlement agreements, upon payment of the amounts contemplated in such settlements, the claims are to be dismissed.

As of August 31, 2020, the Republic has settled with holders of German law governed bonds for a nominal amount of €750.1 million. Procedures to permit the settlement and cancellation of other German law governed bonds that are held in physical form are under review.

Individual litigation in the United States

As of August 31, 2020, 37 complaints involving bonds defaulted in 2001 with an alleged nominal amount of approximately U.S.$336 million were pending in court. In these actions, judgments for a total value of approximately U.S.$393 million have been entered involving bonds with a nominal amount of approximately U.S.$169 million. Argentina will seek to resolve these claims via a negotiated settlement.

GDP warrant litigation (United States and United Kingdom)

On June 8, 2020, the Republic filed a motion in the District Court to dismiss the amended complaints for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013 that had been filed by the plaintiffs on March 9, 2020. Plaintiffs filed their opposition to the Republic’s motion to dismiss on August 24, 2020. The Republic filed its reply on September 21, 2020. The District Court’s decision on the Republic’s motion to dismiss was pending as of the date of this Annual Report.

On January 13, 2020, the Republic filed its amended defense in the claim filed in the United Kingdom by four claimants based on purported ownership of approximately €8.5 billion notional amount of GDP-linked warrants. On March 4, 2020, the Republic issued a strike out/summary judgment application, which was rejected on July 21, 2020. On August 10, 2020, the Republic filed an application for permission to appeal, which was pending as of September 30, 2020.

Pari passu litigation

While plaintiffs have brought claims for breach of the pari passu clause after the pari passu injunction was lifted in April 2016, as of the date of this Annual Report, no request for pari passu injunctions or damages made after April 22, 2016 has been granted by the District Court. See “Public Sector Debt—Legal Proceedings—Pari Passu Litigation.”

Litigation in Germany

As of August 31, 2020, final judgments entered for a total amount of approximately €120.0 million in principal plus interest and costs in suits on Untendered Debt brought against Argentina in Germany remain unsettled, while claims seeking approximately €2.2 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered. The Republic has continued settling cases with holders of Untendered Debt governed by German law that are not time barred on a basis consistent with the February 2016 Settlement Proposal.

Litigation in Spain

On May 25, 2020, a Spanish lower court rejected a request for attachment by the plaintiff of the matter involving a German bondholder’s effort to enforce a German judgement against the Republic. The plaintiff filed an application for review of the decision, which was rejected on July 15, 2020. The plaintiff has filed an application for clarification, which was pending as of August 31, 2020. See “Public Sector Debt—Legal Proceedings—Litigation in Spain.”

ICSID Arbitration

As of August 31, 2020, there were (i) six final outstanding awards issued by ICSID tribunals against Argentina totaling approximately U.S.$804 million, (ii) six ongoing ICSID proceedings against Argentina, with five claims totaling U.S.$1.6 billion and a sixth claim for an unspecified amount, and (iii) two additional cases in which the parties agreed to suspend the proceedings pending settlement discussions, totaling U.S.$39 million.

All these amounts are approximate and refer to principal, excluding interest and costs.

Other Arbitration

As of August 31, 2020, there were two final outstanding UNCITRAL awards against Argentina for U.S.$7.5 million, and one ICC award for U.S.$67.1 million, which is pending annulment requested by Argentina. As of August 31, 2020, there was one ongoing UNCITRAL proceeding against Argentina for U.S.$128.7 million and two suspended ICC proceedings with claims totaling U.S.$200.7 million. All those amounts are approximate and refer to principal, excluding interest and costs.

All amounts described above refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On June 5, 2020, the District Court denied the defendant’s motion to dismiss the Petersen and the Eton Park Entities’ complaints for forum non conveniens. On July 20, 2020, the District Court ordered a schedule for the consolidated Petersen and the Eton Park Entities’ complaints, pursuant to which trial is scheduled for June 2021.

PRESENTATION OF STATISTICAL AND OTHER INFORMATION

All annual information presented in this Annual Report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this Annual Report may differ from the sum of the individual items in those tables due to rounding.

Unless otherwise stated, prices and figures are stated in current values of the currency presented, and references in this Annual Report to “pesos” and “Ps.” are to Argentine pesos, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “euros,” “€” and “EUR” are to the currency of the European Union, references to “CHF” are to Swiss francs and references to “JPY” are to Japanese yens.

Information in this Annual Report that is identified as being derived from a publication of the Republic or one of its respective agencies or instrumentalities is included as public official statements made on the authority of the Republic. Certain statistical information included in this Annual Report is preliminary and is subject to change, completion or amendment.

INDEC

Statistical information reported in this Annual Report has been derived from official publications of, and information supplied by, a number of agencies, including INDEC and the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires).

Between 2007 and 2015, INDEC—the only institution in Argentina with the statutory authority to produce official nationwide statistics—underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including CPI, GDP, unemployment and poverty data. The IMF censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including CPI and GDP data.

In January 2016, the Government initiated a reorganization of INDEC’s structure. On June 26, 2016, INDEC began publishing the GBA CPI.

In June 2016, INDEC published the “INDEC Report”, a revised calculation of GDP for 2004. The revised calculation of GDP forms the basis of Argentina’s real GDP calculation for every year thereafter. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a upward adjustment. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

In November 2016, the IMF Executive Board lifted its censure on Argentina.

On July 11, 2017, INDEC began publishing the National CPI, which classifies individual consumption by purpose, disaggregating information based on 12 factors. The adoption of the National CPI brought Argentina’s statistical practice in line with the Organization for Economic Co-operation and Development (“OECD”) guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank (“IADB”).

The INDEC has not completed the reconstruction of historical statistical information related to poverty for any period prior to 2016, except for any information that was restated in the relevant 2016 reports, due to the lack of reliable data for the relevant periods and as of the relevant dates.

National Public Accounts

Historically, transfers from the Central Bank and the Fondo de Garantía de Sustentabilidad (“FGS”) to the Government were recorded as current fiscal revenue under “other non-tax revenue.” Starting in 2016 (and on a pro forma basis for 2015), the Government classifies income generated by the Central Bank and the FGS as financial revenue that does not form part of the calculation of the primary fiscal balance. See “Public Sector Finances—Introduction.”

Certain Methodologies

CER and CVS. Certain data included in this Annual Report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), or the Coeficiente de Variación Salarial (“CVS”). CERs are units of account whose value in pesos is indexed to the CPI designated to be used by the Government. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance. Adjustments and payments on the Republic’s debt indexed to the CER and CVS are not subject to restatement or revision.

Exports. Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

Imports. Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis (“CIF basis”) and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board (“FOB basis”) at a given departure location.

Inflation. The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the CPI between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI in Argentina is calculated by INDEC.

Underemployment rate. Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

Unemployment rate. Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

Balance of Payments. Since 2017, balance of payments statistics are prepared based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). See “Balance of Payments—Overview.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward looking statements. Forward looking statements are statements that are not historical facts, including statements about the Republic’s beliefs, expectations and the projections included in the 2021 budget bill submitted to Congress. These statements are based on the Republic’s current plans, estimates and projections. While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events, such as the COVID-19 pandemic, that are not reasonably foreseeable or known at this time, and could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, the Republic gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this Annual Report identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse domestic factors, such as:

o	increases in inflation;

o	increases in domestic interest rates;

o	impact on the economy and the government finances of the measures taken to prevent the spread of the recent coronavirus (COVID-19); and

o	exchange rate volatility, any of which could lead to lower economic growth or a decrease in Argentina’s international reserves;

•	adverse external factors, such as:

o	declines in foreign investment, which could deprive the Argentine economy of capital needed for economic growth;

o	changes in international prices (including commodity prices) and high international interest rates, either of which could increase Argentina’s current account deficit and budgetary expenses; and

o

recession or low economic growth in Argentina’s trading partners, which could decrease exports from Argentina and the country’s international competitiveness, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	other adverse factors, such as:

o	climatic events; and

o	international or domestic hostilities and political uncertainty;

o	adverse outcomes in ongoing litigation and arbitration proceedings in several jurisdictions that may lead to new judgments and awards against Argentina.

DATA DISSEMINATION

Argentina subscribes to the Special Data Dissemination Standard (“SDDS”) of the IMF, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. The Republic, the Government nor any agents acting on behalf of the Republic or the Government in connection with this Annual Report accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this Annual Report.

SUMMARY

Selected Economic Information

(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31,
	2015	2016	2017	2018	2019
THE ECONOMY:
Real GDP (in billions of 2004 pesos)	Ps. 721.5	Ps. 706.5	Ps. 726.4	Ps. 707.8	Ps. 693.0
Rate of change from prior year	2.7%	(2.1)%	2.8%	(2.6)%	(2.1)%
Nominal GDP	5,954.5	8,228.2	10,660.3	14,542.7	21,447.3
Nominal GDP per capita (in thousands of U.S. dollars)	U.S.$ 14.9	U.S.$ 12.8	U.S.$ 14.6	U.S.$ 11.6	U.S.$ 9.9
Inflation (as measured by INDEC)	n.a.	n.a.	24.8%	47.6%	53.8%
Inflation (as measured by the City of Buenos Aires CPI)	26.9%	41.0%	26.1%	45.5%	50.6%
Inflation (as measured by the province of San Luis CPI)	31.6%	31.4%	24.3%	50.0%	57.6%
Unemployment rate	5.9%	7.6%	7.2%	9.1%	8.9%
Population(1)	43.1	43.6	44.0	44.5	44.9
BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$ (17.6)	U.S.$ (15.1)	U.S.$ (31.2)	U.S.$ (27.1)	U.S.$ (4.0)
Of which:
Imports of goods	57.6	53.5	64.1	62.5	46.9
Exports of goods	56.8	58.0	58.7	61.8	65.2
Capital account	0.1	0.4	0.1	0.1	0.1
Financial account	(18.5)	(14.0)	(31.3)	(28.0)	(5.2)
Errors and omissions	(0.9)	0.8	0.3	(1.0)	(1.3)
Change in gross international reserves deposited in the Central Bank	(4.9)	14.3	14.6	11.3	(21.4)
Gross international reserves deposited in the Central Bank	25.6	38.8	55.1	65.8	44.8
PUBLIC FINANCE(2):
Revenues	1,178.8	1,585.3	1,951.4	2,529.6	3,852.4
As a % of GDP	19.8%	19.3%	18.3%	17.4%	18.0%
Primary Expenditures	1,403.4	1,928.8	2,355.6	2,868.6	3,947.5
As a % of GDP	23.6%	23.4%	22.1%	19.7%	18.4%
Primary fiscal balance	(224.6)	(343.5)	(404.1)	(339.0)	(95.1)
As a % of GDP	(3.8)%	(4.2)%	(3.8)%	(2.3)%	(0.4)%
Overall fiscal balance	(303.8)	(474.8)	(629.0)	(727.9)	(819.4)
As a % of GDP	(5.1)%	(5.8)%	(5.9)%	(5.0)%	(3.8)%
PUBLIC DEBT (including arrears) (in billions of U.S. dollars):
Peso-denominated debt	U.S.$ 73.9	U.S.$ 87.2	U.S.$ 100.4	U.S.$ 78.5	U.S.$ 71.7
Foreign-currency denominated debt	166.8	188.3	220.6	253.7	251.4

Total gross public debt	U.S.$ 240.7	U.S.$ 275.4	U.S.$ 320.9	U.S.$ 332.2	U.S.$ 323.1

Total gross debt (including arrears and Untendered Debt) as a % of GDP	52.6%	53.1%	56.5%	86.4%	90.2%

Total gross debt (including arrears and Untendered Debt) as a % of Government revenues	241.0%	249.6%	287.7%	473.1%	455.6%

(1) In millions. INDEC projections based on census conducted in 2010. As of 2019, INDEC estimates a total population of 44.9 million.

(2) Public finance data presented in this table is based on the methodology for reporting fiscal results adopted in 2017. See “Public Sector Finances–National Public Accounts.”

n.a. = not available.

Source: INDEC and Ministry of Economy.

THE REPUBLIC OF ARGENTINA

Map of Argentina

Territory and Population

The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America and the eighth globally in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers), excluding the recently recognized extension by Argentina’s sovereign rights in the South Atlantic Ocean. See “—Foreign Affairs and International Organizations—The Malvinas Sovereignty Dispute” and “—Foreign Affairs and International Organizations—Continental Shelf.”

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2010, the year of the most recent census, was an estimated 40.1 million. As of 2019, INDEC estimates a total population of 44.9 million. As of 2010, approximately 91.0% of the population of Argentina lived in urban areas and approximately 46.2% of the population (18.5 million people) lived in the City of Buenos Aires and the heavily populated urban area surrounding the City of Buenos Aires, known as the Greater Buenos Aires Area. During the period from 2001 to 2019, Argentina’s population grew at an estimated average annual rate of 1.2%, and as of 2010, approximately 98% of the population over the age of 15 and older was literate.

The table below sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics using the most recent year for which such comparative information is available.

Population

	Argentina		Brazil		Chile		Colombia		Mexico		Peru		United States
Per capita GNI(1)	U.S.$	11,200	U.S.$	9,130	U.S.$	15,010	U.S.$	6,510	U.S.$	9,430	U.S.$	6,740	U.S.$	65,760
Life expectancy (in years)(2)		77		76		80		77		75		77		79
Infant mortality (% of live births)(2)		0.9%		1.3%		0.6%		1.2%		1.1%		1.1%		0.6%
Adult literacy rate (% of population age 15 or older)(3)		99.1%		92%		96.9%		94.7%		94.9%		94.1%		n.a.

(1)	Data as of 2019. Calculated using the World Bank Atlas method.
(2)	Data as of 2018.
(3)	Data as of 2018, except for Chile (2017).

n.a. = not available.

Source: World Bank World Development Indicators.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province and the City of Buenos Aires has its own constitution and the people of each province elect a governor and legislators who are independent from the Government. The Government may directly intervene in the administration of the provincial governments in certain emergency situations, including, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The president and vice president are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be re-elected after one term out of office. The president oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura de Gabinete de Ministros (Office of the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The president chooses the chief of the Cabinet of Ministers, who may be removed by the vote of an absolute majority of both houses of Congress. All references in this Annual Report to the “Executive Power” are to the executive branch as described herein.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, with three for each province and three for the City of Buenos Aires. Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second-most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years. The last Senate elections were held in October 2019.

The Chamber of Deputies. The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in October 2019.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice (“Supreme Court”) which has up to five justices.

The Consejo de la Magistratura (“Judicial Council”) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This body oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings initiated by the Judicial Council to remove judges.

The president appoints all Supreme Court justices subject to Senate approval. All federal court judges are also appointed by the president subject to Senate approval, but they must be selected from a list of individuals submitted by the Judicial Council. Supreme Court justices and all federal court judges are subject to a mandatory retirement age of 75. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a presidential decree, candidates’ identities and certain additional information are published, and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

As of the date of this Annual Report, the Supreme Court had five confirmed sitting justices. Mr. Rosenkrantz assumed as Chief Justice on October 1, 2018.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Islas Malvinas. In 1983, Raúl Alfonsín was elected president. In 1989, Raúl Alfonsín was succeeded as president by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. See “The Argentine Economy—Background and Recent Economic History.” During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, who took office in October 1999, was unable to restore economic growth and during the second half of 2001, the deepening economic recession fueled rising social unrest.

Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001. Between December 2001 and January 2002, Congress appointed three successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Néstor Kirchner, former governor of the province of Santa Cruz, was elected and sworn in as president on May 25, 2003. President Kirchner’s term expired on December 10, 2007.

On October 28, 2007, Cristina E. Fernández de Kirchner, from the Frente para la Victoria (Front for Victory) faction of the Peronist Party and President Kirchner’s wife, was elected president. On October 23, 2011, President Fernández de Kirchner was re-elected for a second four-year term, which ended on December 10, 2015.

On November 22, 2015, Mauricio Macri, the candidate from the Cambiemos alliance, was elected president for a four-year term, which ended on December 10, 2019.

Mr. Alberto Fernández was elected president in the national presidential elections that took place in Argentina on October 27, 2019, with the Frente de Todos coalition earning approximately 48.10% of the votes. Mr. Fernández took office on December 10, 2019. In addition, on October 27, 2019, legislative elections were held at the federal and provincial government levels, which resulted in an increase in the representation of the coalition of various factions of the Peronist Party in the National Congress, by eight senators (holding in the aggregate 41 of a total of 72 seats in the Senate) and by 24 members of the Chamber of Deputies (holding an aggregate of 119 of a total of 257 seats in such Chamber).

Political Parties

The following are Argentina’s main national political coalitions:

•	Frente de Todos , a coalition of several parties, including primarily:

o	Partido Justicialista (“PJ”), or Peronist Party, founded by President Juan D. Perón in the 1940s, which includes the following factions:

•	Unidad Ciudadana (Citizen’s Union), formerly Frente para la Victoria (Front for Victory); and

•	Frente Peronista (Peronist Front).

o

Frente Renovador (Renewal Front, or “FR”), founded in 2013 as a split-off from the PJ. For the 2015 presidential elections, the FR and the former governor of the province of Córdoba, Juan Manuel de la Sota, formed the Unidos por una Nueva Alternativa (“UNA”) coalition.

•	Juntos por el Cambio, formerly Cambiemos, was founded in 2015 and is a coalition of several parties, including primarily:

o

Unión Propuesta Republicana (Republican Proposal Union, or “Unión PRO”), a political alliance that emerged in Argentina in 2007 composed of the following parties: Propuesta Republicana (Republican Proposal) (formerly Compromiso para el Cambio), Unión del Centro Democrático (UCeDé) (Union of the Democratic Center), Recrear para el Crecimiento (Recreating for Growth), Partido Federal (Federal Party), Unión Celeste y Blanco (Blue and White Union), Partido Popular Cristiano Bonaerense (Christian People’s Party of Buenos Aires) and Partido Nuevo Buenos Aires (New Buenos Aires Party);

o	Radical Civic Union; and

o	Coalición Cívica (Civic Coalition, or “ARI”).

In addition, certain provincial political parties have important representation in Congress, including locally-based parties from Santiago del Estero, Neuquén, San Luis and Catamarca.

On October 27, 2019, presidential and congressional elections took place in Argentina. In the presidential elections, Alberto Fernández (Frente de Todos) obtained 48.10% of the votes, Mauricio Macri (Juntos por el Cambio) obtained 40.37% of the votes and Roberto Lavagna (Consenso Federal) obtained 6.16% of the votes.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)			Senate(2)
	2015	2017	2019	2015	2017	2019
Party:
Bloque Frente de Todos	98	95	119	40	33	41
Frente de Todos	—	—	119	—	—	13
Front for Victory/ Citizen’s Union(3)	81	65	—	40	8	16
Peronist Front/ Federal PJ(4)	17	30	—	—	25	—
Others(5)	—	—	—	—	—	12
Juntos por el Cambio	87	108	116	14	24	25
Radical Civic Union(6)	41	40	46	8	12	14
Unión PRO(6)	41	55	—	6	9	—
ARI/Civic Coalition/Others(6)	5	13	15	—	3	—
PRO(7)	—	—	51	—	—	8
Others(8)	—	—	4	—	—	3
Interbloque Federal(9)	—	—	11	—	—	—
UNA	28		—	—	—	—
Frente Renovador	—	20	—	—	—	—
Others(10)	44	34	11	18	15	9

Total	257	257	257	72	72	72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, the date on which the deputies elected during such year took office.
(2)	Composition of the Senate as of December 31 of each year specified.
(3)

The members of the Chamber of Deputies of this faction form part of the Frente de Todos coalition. In the Senate, the Frente para la Victoria alliance includes Alianza Frente para la Victoria, Frente para la Victoria, Frente de la Victoria and Alianza Frente P/ Victoria (Peronismo Pampeano).

(4)

The members of this faction are included in the Partido Justicialista total. In the Chamber of Deputies, members of this alliance include members of Bloque Justicialista, Frente de la Concordia Misionero, Córdoba Federal and Justicia por Tucumán. In the Senate, members of this alliance include members of Bloque Justicialista, Partido Justicialista, La Pampa, Justicialista Chubut and Chubut Somos Todos.

(5)	In the Senate, other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces have agreed to work in alignment with the Frente de Todos.
(6)

For the 2015 and 2017 elections, members of this alliance are included in the Cambiemos total. In the Chamber of Deputies, members of this alliance include members of the PRO, the ARI/Civic Coalition, the Radical Civic Union, Frente Cívico y Social por Catamarca, Partido por la Justicia Social and Salta por Todos. In the Senate, members of this alliance include members of PRO, the Radical Civic Union, Frente Cívico y Social por Catamarca, Avanzar San Luis, and Producción y Trabajo.

For the 2019 election, in the Senate, this alliance includes members of Alianza Cambiemos, Juntos por el Cambio, Unión para Vivir Mejor Cambiemos, Frente Jujeño Cambiemos, Juntos por el Cambio Tierra del Fuego and Cambiemos Fuerza Cívica Riojana.

(7)	In the Senate, this alliance includes members of Alianza Cambiemos, Frente Cambiemos, Juntos por el Cambio, and Cambiemos Buenos Aires.
(8)

This group represents members of other factions that are part of the Juntos por el Cambio coalition. In the Chamber of Deputies, this includes Producción y Trabajo, Partido Propuesta Salteña and Frente Cívico y Social de Catamarca. In the Senate, this includes Frente Cívico y Social de Catamarca and Avanzar San Luis.

(9)	In the Chamber of Deputies, this alliance includes Córdoba Federal, Partido Justicialista, Consenso Federal, Frente Progresista Cívico y Social and the Socialist Party.
(10)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.

Source: Senate and Chamber of Deputies of Argentina.

In accordance with the political reform bill passed by Congress on December 2, 2009, elections in Argentina are subject to the following regulations:

•

Private contributions for electoral campaigns can only be made by individuals, not companies. In addition, the Government distributes 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% is distributed according to the percentage obtained by each political party in the previous election.

•

Primary elections to elect presidential and congressional candidates must be open, mandatory and simultaneous. All citizens are allowed to vote in the primary of their choosing, regardless of party affiliation.

•

To compete in national elections, candidates must obtain at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specified in the bill.

Investigations into public corruption are multiple and on-going, including investigations relating to campaign financing of prior administrations, which have resulted in the investigation of government officials. The investigations, which initially targeted an alleged bribery and kickbacks scheme involving public contracts awarded by the Ministerio de Planificación (Ministry of Planning), grew in scope to encompass wide-reaching anti-corruption investigations in many stages.

On May 15, 2019, Congress enacted legislation regulating the funding of political parties aimed at strengthening transparency, and controlling and limiting the source of the funds.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of several international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States (“OAS”), and a member of the following international organizations, among others:

•	the International Monetary Fund;

•	the World Bank Group;

•	the International Finance Corporation;

•	the IADB;

•	the Corporación Andina de Fomento (the Andean Promotion Corporation, or “CAF”);

•	the Fondo Financiero para el Desarrollo de la Cuenca del Plata (Financial Fund for the Development of the River Plate Basin, or “FONPLATA”);

•	the Central American Bank for Economic Integration (“CABEI”);

•	the International Fund for Agricultural Development (“IFDA”);

•	the World Trade Organization (“WTO”);

•	the International Labor Organization;

•	the Financial Action Task Force and the Financial Action Task Force on Money Laundering in South America (“GAFISUD”);

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization; and

•	the Asociación Latinoamericana de Integración (Latin American Integration Association, or “ALADI”).

G-20

Argentina has been a member of the G-20, an informal forum that promotes discussion between developed and emerging-market countries on key issues related to the global economy, since it was established in 1999. The G-20 is a key forum for international economic cooperation among its members.

Argentina chaired the G-20 for the year 2018. In the summit held in Buenos Aires on November 30 and December 1, 2018, the G-20 leaders adopted a declaration focusing on the following pillars: the future of employment, development infrastructure, a sustainable food future and gender equality. The summit also provided an opportunity to build a positive trade agenda and confirm political support among G-20 leaders for improvements to the functioning of the WTO, as well as to discuss existing global challenges and efforts to combat climate change.

Bilateral Investment Treaties (“BITs”)

Argentina is a party to 49 BITs currently in force and to a trade agreement with Chile, which includes an investment chapter with an investor-state dispute settlement mechanism. Following the 2001/2002 crisis and the underlying measures adopted by the Government to address the crisis, several arbitration proceedings have been brought by investors against Argentina before the International Centre for Settlement of Investment Disputes (“ICSID”), in accordance with ICSID Arbitration Rules and UNCITRAL Rules, and before the Permanent Court of Arbitration, under various BITs. As of the date of this Annual Report, most of these cases had either been decided or settled. See “Public Sector Debt—Legal Proceedings—ICSID Arbitration” and “—Other Arbitration.”

The Financial Stability Board

The Financial Stability Board (“FSB”) is an international body that monitors and makes recommendations about the global financial system. The FSB seeks to strengthen financial systems and increase the stability of international financial markets; it does so by coordinating with its members’ national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies to promote international financial stability. The FSB aims to foster a level playing field by encouraging consistent implementation of these policies across sectors and jurisdictions. Argentina has been a member of the FSB since its creation in 2009, represented by the Central Bank.

G-24

Argentina has been a member of the Group of Twenty-Four since the Intergovernmental Group of Twenty-Four on International Monetary Affairs and Development (G-24) was established in 1971. The purpose of the group is to coordinate the position of developing countries on monetary and development issues, particularly issues on the agendas of the IMF Committee and the Development Committee, and to ensure increased representation and participation of developing countries in negotiations on international monetary system reform.

MERCOSUR

Argentina is a founding member of the Southern Common Market (“MERCOSUR”), established in March 1991 with Brazil, Paraguay and Uruguay as full members or the “Member States.” In July 2012, the founding members (other than Paraguay) admitted the Republic of Venezuela as a full member of MERCOSUR, and in December 2013, Paraguay acknowledged Venezuela’s status as a full member. On December 2, 2016, Venezuela’s status as a full member was temporarily suspended by the other Member States, after it was considered to have failed to implement MERCOSUR regulations in the established four-year period, in accordance with the undertakings assumed in 2012 in connection with its admission to MERCOSUR. On August 5, 2017, the founding members extended Venezuela’s suspension in furtherance of MERCOSUR’s democratic clause. In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. Upon approval, Bolivia will have a four-year period to gradually adopt MERCOSUR’s regulations.

Chile, Colombia, Ecuador, Peru, Guyana and Suriname are “Associate States” of MERCOSUR. Approximately 80% of the regional trade is free from tariffs.

Under the MERCOSUR Treaty, the founding members of MERCOSUR pledged:

(1)

to establish a common market with free movement of goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members;

(2)	to establish common external tariffs for trade with non-members, and

(3)	to adopt a common trade policy towards third countries and blocs.

With the aim of transforming the region into a customs union, in December 1994, the founding members of MERCOSUR agreed to implement a common external tariff. The common external tariff regime took effect on January 1, 1995; however, each member was allowed to exclude certain items from the regime. The exceptions period has been extended to allow Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022, and Paraguay until December 31, 2023.

MERCOSUR members have not yet fully harmonized non-tariff barriers and tariffs exceptions as well as national trade regimes in order to advance in a policy of no border controls. Other significant aspects of the MERCOSUR agreements that call for coordinated commercial policies have not been fully implemented.

MERCOSUR has created regional bodies and institutions that aim to further develop the integration process between its members, encompassing several areas such as, energy, transport, communications, education, health, social development, justice, science and technology. MERCOSUR residents also benefit from special residency and work permit regimes within the territory of members of the bloc.

In 2016, MERCOSUR engaged in several negotiations, including (i) a trade agreement with the EU, (ii) a trade agreement with the EFTA, (iii) a free trade agreement with Canada and (iv) a trade agreement with South Korea.

Further, negotiations have begun for updating existing agreements with India, Mexico and Peru, framework agreements have been established with a view to initiating negotiations with Morocco, Lebanon and Tunisia, draft terms of reference for a free trade agreement have been exchanged with Singapore, and informal talks are ongoing with Japan. In addition, MERCOSUR developed a formal cooperation scheme with the Pacific Alliance.

On June 28, 2019, after more than 20 years of longstanding negotiations, Mercosur and the European Union reached a landmark understanding regarding economic cooperation and integration. The agreement is intended to grant Mercosur access to the European Union, a strategic market for Mercosur members, with lower costs and trade restrictions, and is expected to increase exports from regional economies, consolidate the participation of local companies in the global economy, promote investment, foster technological transfers and increase competiveness. As of the date of this Annual Report, the parties were conducting a legal review and finalizing technical details of this agreement.

On August 23, 2019, Mercosur and the EFTA concluded in substance the negotiations on a comprehensive free trade agreement. The agreement is intended to increase the flow of Mercosur’s exports to the members of EFTA.

In December 2019, the MERCOSUR members entered into a Trade Facilitation Agreement aimed at increasing trade within the bloc and leveling the playing field conditions regarding products originating outside MERCOSUR.

Asian Infrastructure Investment Bank

In June 2017, Argentina applied to become a member country of the Asian Infrastructure Investment Bank, which has as its purpose financing energy, transport and telecommunications projects involving its members. As of the date of this Annual Report, the subscription of Asian Infrastructure Investment Bank’s shares was pending Congressional approval.

The Malvinas Sovereignty Dispute

After taking office in December 2019, the Fernández administration reaffirmed its constitutional mandate for the recovery of the full exercise of sovereignty over the Malvinas Islands by peaceful means and respecting the way of life of the islands’ inhabitants.

The Republic reaffirms its legitimate sovereignty rights over the Malvinas, South Georgias and South Sandwich Islands and the surrounding maritime areas, which are an integral part of its national territory. The Argentine position is based on territorial integrity of the Republic, broken by the British occupation in the 19th century and never consented. The United Nations has recognized the existence of a sovereignty dispute between the Argentine Republic and the United Kingdom of Great Britain and Northern Ireland regarding the “Question of the Malvinas Islands” through General Assembly resolution 2065 (XX) and subsequent resolutions, which call upon both parties to solve the dispute through direct negotiations. Malvinas is a special colonial case which differs from most others. The principle of self-determination does not apply nor has ever been recognized by any of the UN resolutions on the subject. Furthermore, many regional and international organizations have reiterated the importance of Argentina and the United Kingdom complying with the provisions of Resolution 31/49 of the General Assembly, which calls upon both parties to refrain from taking decisions that would imply introducing unilateral modifications into the situation while the condition of the islands is the subject of negotiations.

As of the date of this Annual Report, the United Kingdom had not accepted to resume negotiations towards a peaceful resolution of the sovereignty dispute.

Continental Shelf

On March 11, 2016 and on March 17, 2017, the Commission on the Limits of the Continental Shelf (the “CLCS”) unanimously approved the recommendations on the Argentine submission regarding the outer limit of its continental shelf, which comprises the seabed and subsoil of the submarine areas that extend beyond the territorial sea throughout the natural extension of the Argentine territory.

Under the 1982 United Nations Convention on the Law of the Sea (“UNCLOS”), the CLCS recommendations to coastal states on matters related to the establishment of the outer limits of their continental shelf are not binding, but the limits of the continental shelf established by a coastal state based on such recommendations are final and binding.

The CLCS recommendations have not been contested by any country. Argentina’s submission to the CLCS regarding the outer limit of its continental shelf comprised the continental, insular and Antarctic territory. The surface area within the designated limits covers approximately 0.7 million square miles.

With regard to the continental shelf of the Malvinas, Georgias del Sur and Sandwich del Sur Islands, CLCS acknowledged the existence of a sovereignty dispute. For this reason, and in compliance with UNCLOS and its rules of procedure, the CLCS did not analyze or consider the limit of the continental shelf submitted by Argentina in such area, postponing the analysis until the dispute has been resolved. The CLCS has also postponed the consideration of the Antarctic continental shelf, taking into account the special territorial status set forth by the Antarctic Treaty dated December 1, 1951 (as amended), to which Argentina is a party.

The CLCS recommendation and Argentina’s affirmation of rights over the continental shelf are expected to have a beneficial economic impact insofar as, according to Article 77 of the UNCLOS, the coastal state has sovereign rights over the continental shelf with respect to exploration and exploitation of natural resources.

THE ARGENTINE ECONOMY

Background and Recent Economic History

Background

In the late 1800s and early 1900s, Argentina enjoyed a period of great prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy as a decline in world trade deprived the country of its main source of revenue. The Government responded to these developments with a major shift in economic policy, adopting a model of state-led capitalism and import-substitution, and increasing state intervention in the economy.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

Although manufacturing had become the largest component of the economy by the mid-1970s, the country’s exports continued to be dominated by agricultural products. During this period, the Argentine economy grew continuously at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. The adoption of a crawling-peg exchange rate regime by the Central Bank induced appreciation of the peso and incurrence of external indebtedness by the public and private sectors between 1977 and 1981.

From 1981 through 1990, economic growth was undermined by political instability, large subsidies of state-owned enterprises, high inflation, periodic depreciations of the currency, an inefficient tax collection system, and inefficient production. The average annual real GDP contraction for this period was 0.7%. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases in the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 876.0%. Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed to increase productivity and competitiveness in the economy. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the Economy. In mid-1989, the second democratically elected government since the restoration of democracy in 1983, led by President Menem, inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. The immediate objectives of the Menem administration were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility Regime, was anchored on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar and tied the monetary base to international reserves, limiting the Central Bank’s monetary policy tools;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt with private creditors through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and 7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.8%, despite a 2.8% contraction in 1995 largely attributable to the capital flight triggered by the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant shortcomings, including the following:

•

Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the use of monetary policy to stimulate the economy in response to downturns in economic activity.

•

Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•

Over-reliance on certain economic sectors. As a result of the real appreciation of the peso and the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

The shortcomings of the Convertibility Regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility Regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility Regime had been implemented.

Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had recorded in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 5.8%. However, the Government relied heavily on borrowings, first from external sources and ultimately from the local banking system and the newly-organized private pension funds, to finance the deficit. Beginning in the last quarter of 1997, external factors, including regional financial crises in Asia and Russia, rising U.S. interest rates and falling commodity prices, caused the capital flows to turn negative, economic activity to decline sharply, ultimately precipitating the economic crisis of 2001.

The Crisis and Beginning of Recovery: 2001 and 2002

During the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 20.3% in the last six months of 2001 and the Central Bank’s international reserves fell by 42.1% in the same period.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per-person, per-month limits on bank withdrawals (known as the corralito), effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict foreign exchange restrictions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

Massive social unrest led to the early resignation of President de la Rúa’s administration and triggered a political crisis that culminated with the designation of Mr. Eduardo Duhalde as president in January 2002. Congress passed the Public Emergency and Reform Law of 2002 (the “Public Emergency Law”) which formally terminated the parity between the peso and the U.S. dollar and brought the Convertibility Regime to an end. Through the enactment of the Public Emergency Law and a series of decrees, the Duhalde administration took the following measures:

•	ratified the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•

eliminated the dual exchange rate system adopted immediately following the end of the Convertibility Regime and replaced it with a single exchange rate that allowed the value of the peso to float against other currencies, resulting in a 240.1% increase in the U.S. dollar-peso exchange rate in 2002;

•

ordered the “asymmetric” conversion into pesos (known as “pesification”) of certain U.S. dollar-denominated assets and liabilities at the following exchange rates: Ps.1.00 per U.S.$1.00 for private sector debt (individual and corporate U.S. dollar-denominated debt) with financial institutions and other creditors, Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated public sector debt instruments in the portfolios of national and provincial financial institutions’ portfolios and Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated bank deposits;

•

amended the charter of the Central Bank to allow it to print currency, make certain short-term advances to the Government and act as a lender of last resort to financial institutions experiencing liquidity difficulties; and

•	imposed further restrictions on bank withdrawals until December 2002, which effectively froze all term deposits and subjected them to mandatory restructuring.

Additionally, further restrictions on foreign exchange transactions were introduced in 2002, including:

•	limits on the amount of U.S. dollars that could be withdrawn per month from bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002. During this period, economic activity collapsed with the largest contraction in the level of economic activity in Argentine history, fiscal revenues fell, inflation rose significantly and the financial system’s liquidity crisis worsened. In addition to the controls over the foreign exchange market, the Government imposed mandatory repatriation of export proceeds. Strict foreign exchange controls, together with a significant surplus in the country’s trade balance, ensured a supply of foreign currency to the market and resulted in the appreciation of the peso in the second half of the year.

By the middle of 2002, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements succeeded in stabilizing the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002, real GDP contraction had slowed to 6.7%, as compared to the last six months of 2001, and Argentina recorded a U.S.$5.0 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•

inflation, as measured by INDEC, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by INDEC was 40.9% and as measured by the WPI was 118.0%, compared to the more than 240.1% loss in the value of the peso when compared to the U.S. dollar during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year compared to 2001.

To prevent the continued appreciation of the peso, the Central Bank eased certain of the foreign exchange restrictions imposed between November 2002 and January 2003. The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, also allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

By the end of 2002, the economy seemed to have bottomed out from the crisis and the recession that began in 1998. However, the recovery was set against extremely depressed levels of economic activity, similar to those of the early 1990s. In addition, the recovery was the result of a set of economic policies aimed mainly at managing the crisis, but failed to include structural reforms needed to generate sustainable long-term economic growth. In December 2002, poverty levels stood at 42.3% of the households and 54.3% of the population.

2003-2007

The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8% in 2003. This improvement was primarily a result of a growth in demand for Argentine exports, increased domestic production spurred by improved consumer and investor confidence and the substitution of imported products with domestic products. During 2003, quasi-currencies (treasury bonds issued by the Argentine provinces during the economic crisis) were withdrawn from circulation and restrictions on bank deposits were lifted. In the same year, renewed confidence in the financial system was evidenced by a 24.0% increase in nominal terms in total bank deposits.

During this period, the Government anchored it policies on three pillars:

•	the gradual recovery of real wages;

•	the use of fiscal policy to enhance the growth of domestic markets and domestic consumption and promote wealth distribution taking advantage of the rising export commodity prices; and

•	the use of multiple exchange rates and pricing regulations to redirect extraordinary export revenues with a view to developing local industrial capacity.

As a result of the combination of policies, the Argentine economy grew continuously in 2004, 2005, 2006 and 2007 at rates of 9.0% (representing the rate of change from 2003 to 2004, calculated using data published by INDEC prior to June 29, 2016), 8.9%, 8.1% and 9.0%, respectively. During this period, the gross international reserves of the Central Bank increased to U.S.$46.2 billion as of December 31, 2007, compared to U.S.$14.1 billion as of December 31, 2003. The Kirchner administration’s fiscal and trade policies generated a fiscal surplus (mainly through an increase in tax collections contributed by a tax on exports) as well as a trade surplus. Inflationary pressures increased in 2007 and through mid-2008 as a result of growing demand and continued supply constraints.

2008-2015

Commencing in 2008, the Government continued, and over time expanded, the economic policies initiated after the 2001 crisis, including fiscal and monetary policies aimed at maintaining economic growth rates, as well as price controls, tariff limits, subsidies and export taxes.

The strong economic rebound experienced by Argentina between 2003 and 2007 began to fade during the first half of 2008. In March 2008, the introduction of additional variable export taxes on agricultural products intended to be assessed on gains generated by increases in international prices of certain export commodities sparked a five-month conflict with farmers that brought important sectors of the economy in certain regions of the country to a standstill. Argentina experienced episodes of bank deposit withdrawals and capital outflows in 2008. The Central Bank raised interest rates to limit capital outflows from Argentina just as the economic downturn set in, which, in turn, exacerbated the downturn in the economy. By the third quarter of 2008, the Argentine economy began to experience a downturn that was aggravated by the escalation of the global financial crisis. In November 2008, Congress approved a law reforming the private pension system in Argentina, under which the assets held by private pension funds, including equity interests in a wide range of listed companies, were transferred to a separate fund as part of a new public system administered by the ANSES. Among other policy objectives, the measure sought to direct domestic savings to the financing of domestic economic activity and investment, as an alternative to international markets during a critical period.

Argentina’s economy, like that of many other countries, was affected by the global financial crisis. Real GDP contracted by 10% between the fourth quarter of 2008 and the first quarter of 2009. By mid-2009, public finances had rapidly deteriorated, with public expenditures growing at double the pace of revenue during the first half of the year as the Government sought to limit the effects of the recession. Although economic activity began to recover during the fourth quarter of 2009 due, in large part, to growth in industrial activity, public finances continued to weaken. Extraordinary revenue, including social security contributions and public transfers from government agencies such as the Central Bank and ANSES, played a key role in supporting the 19% rise in total public sector revenue in 2009, with resources channeled to the extension of two anti-poverty programs—a family allowance for formal sector workers earning less than a monthly threshold and income support for informal sector workers and the unemployed, among other measures. In late 2009, the Government decreed that certain foreign reserves held by the Central Bank would be made available for external debt payments.

Inflationary pressures rose in early 2010 ,and the Central Bank provided financing to the Government to cover a portion of the fiscal deficit. At the same time, the economy began to show signs of recovery, as industrial output increased. The Argentine economy grew by 10.1% in 2010, reaching the highest growth level since 2005. In contrast, the current account deteriorated during 2010, with the current-account surplus falling from U.S.$8.2 billion in 2009 to a deficit of U.S.$1.5 billion in 2010, as the trade surplus, a key source of foreign currency, narrowed by more than 20% in 2010.

In June 2010, the Government conducted the 2010 Debt Exchange to restructure Untendered Debt, with an acceptance rate of 81%. Although approximately 92% of Argentina’s debt defaulted in 2001 was restructured through the 2005 and 2010 Debt Exchanges, an aggregate principal amount of approximately U.S.$6.1 billion of Untendered Debt remained outstanding following these debt restructuring initiatives and litigation with the holdout creditors continued.

Starting in 2011, Argentina’s economy evidenced structural constraints adversely affecting its balance of payments. The demands for imported parts by the automobile industry and the electronic products industry in Tierra del Fuego, increasing demand for imported capital goods, the need to service foreign debt, and continued remittances by residents to non-residents strained the Central Bank’s international reserves. In addition, the growing economy encountered energy supply constraints, which were result of under-investment by the oil and gas industry and lead to Government-arranged imports of energy to avoid a deceleration of economic activity. A decision was made to recover the initiative in a vital sector of the economy which lead to the approval by Congress, in May 2012, of the administration’s bill to nationalize 51% of the shares of the country’s largest oil company, YPF S.A. (“YPF”), which was majority-owned by Spain’s Repsol S.A. (“Repsol”). Between 2008 and 2011, subsidies to the energy and transport sectors had increased by 156%, while the energy foreign trade deficit grew.

The Central Bank continued its expansionary monetary policy in 2011, particularly through its purchases of foreign currency and lending to the Treasury. The Central Bank additionally continued its sterilization efforts to support the peso through the issuance of Central Bank notes (Lebacs and Nobacs). The public sector recorded a deficit of Ps.30.7 billion in 2011 (1.4% of GDP) compared to a public-sector surplus of Ps.3.1 billion in 2010 (0.2% of GDP).

The Government introduced a series of capital and foreign-exchange controls during the fourth quarter of 2011 intended to reduce capital outflows. During the 12-month period ending in December 2011, capital outflows were estimated to have reached U.S.$25 billion, or nearly half of the Central Bank’s foreign reserves at the beginning of the year. As a result, demand for U.S. dollars increased, leading to an increase in the gap between the official and unofficial exchange rates.

Argentina also began to experience energy shortages in 2011, following years of limited investment in the energy sector, as well as the electricity and natural gas tariff-freeze maintained since 2002 as part of the Government’s emergency measures.

In April 2012, the Government announced an amendment to the Central Bank’s charter, which increased its discretion in policymaking and provided the Government with additional tools to intervene in the financial system, including in pursuit of its new aim of promoting economic growth with social equity.

In mid-2012, restrictions on the purchase of foreign currency were introduced. The Government’s attempts to shore up foreign reserves were primarily driven by its dual goals of accumulating U.S. dollars to service its external debt obligations and maintaining a buffer to avoid a currency run in the event of a deterioration of global market conditions or sharp slowdown of domestic economic activity.

There was a marked deceleration of economic activity in 2012, as real GDP contracted by 1.0%, compared to an expansion of 6.0% in 2011. During 2012, the primary fiscal balance fell sharply to a deficit of Ps.4.4 billion –the first deficit since 1996– from a surplus of Ps.4.9 billion in 2011, as expansionary fiscal policies that relied in part on Central Bank financing failed to prevent an economic slowdown and a decrease in tax revenue growth. The overall fiscal deficit represented an estimated 2.1% of GDP in 2012.

In June 2013, the Government announced an increase in social transfers through two programs providing child allowances to households based on certain income thresholds. In an ongoing attempt to stem inflation, in June 2013, the Government announced price freezes that covered approximately 500 products (including food, beverages, cleaning products and toiletries) for an initial three-month period, which was subsequently extended through a series of price freezes into 2014. The economy recovered growth in 2013, as real GDP grew 2.4% compared to the previous year.

In January 2014, the Central Bank allowed the peso to lose 8.2% of its value compared to the U.S. dollar in one day—the largest correction to occur in a single day since the 2001-2002 crisis– as international reserves fell below U.S.$30 billion. Shortly thereafter, the Government announced an easing of certain foreign-exchange controls. In an effort to tame inflation, the Government also launched the Precios Cuidados program in January 2014, which established price controls on a broad range of basic household and other products.

The Government took steps to regain access to the international financial market, including the negotiation of an agreement with the Paris Club (concluded in May 2016) and settlements with foreign investors that had obtained arbitral awards following the measures adopted during 2001/2002 economic crisis and the settlement with Repsol. These initiatives were not sufficient. In June 2014, an order of the District Court in the on-going litigation with hold out creditors of pre-2001 bonds prevented the Government from making payments to holders of certain of its bonds issued pursuant to the 2005 and 2010 Debt Exchanges (the “2005 and 2010 Exchange Bonds”) under New York law. This event prevented Argentina from regaining access to the international capital markets, thereby increasing the risk of a balance-of-payment crisis.

A trend in declining industrial output that began in the third quarter of 2013 continued through 2014, as the country’s manufacturing, mining and utilities sectors faced an erosion of consumer and business confidence, social unrest, continued high inflation, increased pressure on the currency, and waning demand from Argentina’s biggest export market, Brazil. In 2014, total expenditure growth outpaced revenue growth, primarily as a result of an increase in the Government’s social benefit and pension payments. As a result, the overall fiscal deficit rose to Ps.109.7 billion, representing a 70% increase compared to 2013. In total, primary spending rose by 41.8%, with transfers to the private sector, particularly in the form of energy subsidies and social aid, driving this expansion. Real GDP contracted by 2.5% in 2014.

With global capital markets closed to Argentina, a trade surplus fueled by high international commodity prices remained the main source of foreign currency reserves for the Central Bank for over a decade. However, exports were undermined in 2014 by a decrease in external competitiveness, falling commodity prices and an economic slowdown in Brazil, Argentina’s primary market for manufactured exports. In total, export earnings fell by 10% in 2014, and the trade surplus narrowed to U.S.$6.0 billion. Capital inflows during 2014, including through currency swap agreements entered into by the Central Bank with the People’s Bank of China, increased international reserves.

Continued growth in public sector spending contributed to a modest recovery of the Argentine economy beginning in the first quarter of 2015. Despite a deceleration of inflation, monetary expansion accelerated in the first half of 2015. During 2015, the monetary supply rose by 30.2%, compared to a 20.5% increase in 2014. The difference between 2014 and 2015 reflected a change in the Central Bank’s sterilization policy: in 2014, the Central Bank sterilized Ps.94.6 billion and raised interest rates on Lebacs, whereas sterilization fell significantly to Ps.8.7 billion during 2015 as a decrease in the Lebac rate reduced investments by the financial system in Central Bank notes. Seeking to boost consumption, in July 2015, the minimum wage was increased by 31.4%—the first major increase since September 2014.

By mid-2015, China had become an important trading partner (as Argentina’s second-largest export destination after Brazil) and source of foreign exchange. As a result, the depreciation of the Renminbi led the Government to tighten further foreign-exchange controls in August 2015, with a view to protecting its international reserves and avoiding a currency crisis.

2015-2019

Following the change of administration in December 10, 2015, the Government sought to overcome Argentina’s fiscal and balance of payments constraints announcing and implementing economic and policy reforms intended to enhance sustainable development, ensuring macroeconomic stability through fiscal balance, increasing trade with third countries and strengthening the Central Bank. These measures included foreign trade and foreign exchange reforms, financial and fiscal policy measures, energy sector reforms, measures intended to address certain socio-economic needs and increase the productivity and competitiveness of the Argentine economy.

The 28.6% depreciation of the peso in December 2015 and the elimination of all foreign exchange controls ultimately lead to an increase in inflation, which ended 2016 with an annual rate of increase in the WPI of 36.6%, while real GDP contracted by 2.1%. During 2017, the economy recovered and real GDP grew by 2.8%. The peso remained relatively stable and inflation decreased to 23.4% (compared to a target of 17% set by the Central Bank). The increasing tension between the expressed objective of reducing inflation by tightening monetary policies and the desire to promote economic growth was resolved by the Government in favor of relaxing monetary policies and increasing the inflation target by 5% to 15% for 2018. Holders of financial instruments denominated in pesos, including a significant amount of non-resident investors, divested their holdings in favor of foreign currency assets, which were transferred overseas.

In respect of foreign trade and foreign exchange, the Government first eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. In 2017, the Government eliminated import duties on computers, computer parts and ancillary products (such as printers and scanners). See, however, “—Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response.” The Government also eliminated the restrictions on access to the foreign exchange market and all foreign exchange restrictions, including certain currency controls introduced in prior years, which lead to an increase in the vulnerability in the financial account. See “—Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response.” In September 2019, the Central Bank re-introduced restrictions on foreign currency transactions. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.”

The Government also relied heavily on foreign financing. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a settlement proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts. In April 2016, Argentina issued debt securities in the international capital markets and applied a portion of the proceeds to satisfy settlement payments for U.S.$9.3 billion on agreements reached with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Between January 1, 2016 and December 31, 2018, the Government raised financing in the international market through the issuance of global bonds and a series of sale and repurchase transactions.

The Government’s main initiatives with regard to fiscal policy between 2016 and 2017 included a pension reform in 2016 (see “Public Sector Finances—Social Security—Retiree Programs and Ley de Reforma Previsional (Pension Reform Law)”), a tax reform in 2017, intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium- and long-term efforts aimed at restoring fiscal balance (see “Public Sector Finances—Tax Regime”) and an agreement in 2017 known as the Consenso Fiscal (the “Fiscal Consensus”) with 23 of Argentina’s sub-sovereign jurisdictions (22 provinces and the City of Buenos Aires) that included a commitment to lowering distortive taxes by 1.5% of GDP over a five year period (2018-2022), a waiver by the 23 signatories of lawsuits against the federal government and a compensation to the province of Buenos Aires of Ps.21.0 billion in 2018, Ps.44.0 billion in 2019 and an amount equal to Ps.44.0 billion adjusted by inflation from 2020 forward in exchange for the elimination of the recurrent federal government contributions to the Fondo del Conurbano Bonaerense (Greater Buenos Aires Area Fund).

To alleviate the impact of adverse conditions on certain social sectors, the Government implemented (i) an expansion of the base of beneficiaries of child-allowances; (ii) the harmonization of Asignación Universal por Hijo (Universal Child Allowance) with local programs to permit eligibility for more than one program and increases in the amounts of the allowances under the program; (iii) refunds of VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance, (iv) an increase in the limit on annual income for those eligible for the Monotributo Social program; (v) programs to enhance opportunities to complete studies and gain training in a variety of fields; (iv) the adjustment of income tax brackets to account for the impact of inflation; and (vii) the strengthening of other social programs. Following the depreciation of the peso that occurred on August 12, 2019, the Government adopted various measures granting relief to the lower income segments of the population.

On September 12, 2019, the Chamber of Deputies approved a bill to increase by 50% the budget allocation to programs of emergency food assistance, paving the way for the creation of the Programa de Alimentación y Nutrición Nacional (National Food and Nutrition Program). The Chamber of Deputies also sanctioned the extension, until December 31, 2022, of the national food emergency status, initially set in 2002.

Measures adopted to increase the productivity, competitiveness and transparency of the Argentine economy, included:

•	a comprehensive infrastructure plan to increase road safety and lower logistic costs, with investment in roads and highways, railroads, ports and airports;

•	a construction program, intended to boost the development of the civil aviation sector;

•

the issuance of regulations supplementing the Ley Pyme (SME Act), as well as granting of tax benefits for SMEs and significant amendments to capital markets regulations. See “Monetary System—Securities Markets—Regulation of the Securities Markets.”;

•	the approval by Congress of a special regime for infrastructure projects by private investors in partnership with the public sector;

•

in furtherance of Argentina’s commitments with respect to initiatives adopted by the GAFISUD, the enactment by Congress of a bill providing for the criminal liability of corporate entities for criminal offenses against public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. The bill extends criminal liability under the Argentine Criminal Code to cases of bribery committed outside Argentina by Argentine citizens or companies domiciled in Argentina;

•

amendments to ten public procurement procedures aimed at fostering domestic industrial production and employment by using public procurement to develop Argentina’s industries, improve production capabilities and enhance their export profile; and

•

amendment to the Competition Law to, among other things, promote greater market transparency and create an independent body, the Autoridad Nacional de la Competencia (National Competition Authority) and a leniency program to prevent and detect cartels.

Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response

During the first five months of 2018, the Argentine economy was affected by a severe drought that led to a sharp decline in agricultural production and export revenue, while world energy prices increased and global access to financing became tighter through the appreciation of the U.S dollar and an upward shift in the U.S. yield curve. These factors negatively affected the peso, which lost 25.6% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, generated market concerns regarding the Central Bank’s ability to roll-over its short–term debt and resulted in a marked increase in Argentina’s sovereign risk premium. Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, added to the severity of the economic downturn and undermined investor confidence. Between January and June 2018, the international reserves of the Central Bank decreased by approximately U.S.$15.4 billion.

In June 2018, the Government announced a 36-month precautionary Stand-By Arrangement (the “SBA”) with the IMF and other financing agreements with multilateral organization. See “—Agreements with the IMF and other multilateral organizations.” In spite of the SBA inflation did not abate, net international reserves continued to decrease, the current account deficit remained high and other program targets were not met. In August 2018, after the peso lost 21.3% of its value vis-à-vis the U.S. dollar over a period of 20 days, the Government requested (i) an augmentation of access under the SBA, (ii) a front-loading of access into 2018-2019 (instead of 2020-2021) and (iii) that the domestic counterpart of the access drawn under the SBA be made available to support budget needs.

In furtherance of the program agreed with the IMF the Government announced a series of measures aimed at achieving a primary fiscal balance in 2019 and a primary fiscal surplus in 2020 and to reorganize the public administration. The measures announced included a combination of initiatives to reduce public sector expenditures and initiatives to increase public sector revenues, including the following:

•	a reduction in the number of ministries from 19 to 10;

•	the scaling back of or transfer to the provinces of inefficient energy and transport subsidies;

•	re-orientation of capital expenditures by the public sector to target especially sectors where greater private sector involvement was expected;

•	a reduction of public sector employment;

•	the reintroduction of export duties on all exports effective January 1, 2019;

•	an increase of wealth tax rates; and

•	the suspension of planned scaling down of the financial transaction taxes.

The Central Bank, in turn, tightened its monetary policies by raising interest rates and decelerating monetary growth while allowing the peso to float freely within a non-intervention zone. See “—Monetary System—Monetary Policy.”

During 2019, the recession that had begun in the second quarter of 2018 continued. In 2019, GDP contracted by 2.1%. Further, the Central Bank’s gross international reserves decreased to U.S.$44.8 billion as of December 31, 2019 (a U.S.$20.9 billion decrease compared to gross international reserves as of December 31, 2018). This decrease is mainly explained by an outflow of Argentine portfolio investments held by non-residents in Argentina and the acquisition of foreign financial assets by Argentine residents, which accumulated U.S.$31.2 billion in 2019.

Notwithstanding the continued and strong contraction in economic activity, inflation accelerated during 2019, reaching 53.8% year-on-year in December 2019. Despite the economic activity contraction, the unemployment rate decreased to 8.9% in 2019, compared to 9.1% in 2018. In addition, poverty and extreme poverty levels increased to 35.5% and 8.0% of the population, respectively, in the second half of 2019.

The recession lead to an improvement of the Republic’s balance of payments. In 2019, the current account deficit decreased to U.S.$4.0 billion, mainly as a result of a 25.0% decrease in imports of goods and a 5.4% increase in exports of goods. The balance of goods and services went from registering a deficit of U.S.$9.7 billion in 2018 to a U.S.$13.0 billion surplus during 2019.

For a description of factors affecting the Argentine economy in 2020, see “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak.”

Agreements with the IMF and other multilateral organizations

On June 7, 2018, Argentina’s then Ministry of Economy, the Central Bank and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program. Further, on June 7, 2018, the Macri administration entered into a U.S.$2.5 billion financing agreement with the IADB (as defined below), a U.S.$1.75 billion financing agreement with the World Bank and a U.S.$1.4 billion financing agreement with the CAF (as defined above), in each case, to be disbursed within the 12 months following the execution of the agreement to finance infrastructure projects, supplementing financing provided by the SBA. On June 22, 2018 the Government made a first drawing of approximately U.S.$15 billion under the SBA.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Government discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Government and the Central Bank, the IMF’s Executive Board allowed the Government to draw the equivalent of U.S.$5.7 billion, bringing total disbursements since June 2018 to approximately U.S.$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by U.S.$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of U.S.$13.4 billion (in addition to the U.S.$15 billion disbursed in June 2018). The resources available in the program were not expected to be treated as precautionary and the Government’s request made in 2018 that the IMF financing be used for budget support was granted. Between January 1 and July 10, 2019, the Government drew U.S.$16.2 billion under the SBA, with the last disbursement taking place on July 2019.

On August 26, 2020, the Minister of Economy wrote a letter to the IMF to formally request the initiation of consultations to agree a new fund-supported program that would replace the SBA. See “Recent Developments—Public Sector Debt— Debt Owed to Financial Institutions.”

The Fernandez Administration

The structural aim of the Fernández administration, which came into office on December 10, 2019, is to attain sustainable development in economic, social and political terms, framed within five key objectives:

•

Inclusion: the Fernández administration intends to promote inclusion based on the generation of employment, full access to fundamental quality services such as education, health and connectivity, and policies directly aimed at minimizing both effective and opportunity inequalities.

•

Dynamism: the Fernández administration will seek to increase added value in local production on a sustained basis, diversifying the productive structure. As it regards finances, the Fernández administration understands that a dynamic economy requires a fluid functioning of the credit market that allows production to expand without obstacles in times of prosperity and provides safeguards in times of adversity.

•

Stability: the Fernández administration intends to increase international reserves to stabilize the peso and contribute to reduced public sector debt. Achieving an external balance requires a trade balance structured to generate the necessary surplus to cover the economy’s foreign exchange demand. In turn, this requires exchange competitiveness, reasonable financing costs for investment and consumption and revising certain regulatory frameworks. In addition, to achieve a fiscal balance compatible with growth and income distribution, the Fernández administration intends to implement modifications to the tax structure to increase progressiveness. Given existing restrictions in economic and social terms, the Fernández administration understands that improving the fiscal and external accounts will be gradual, which will depend on the economic cycle.

•

Federalism: the Fernández administration considers that developing the Republic’s infrastructure and granting access to basic services is a necessary step to increase opportunities throughout the country. This objective must be complemented with a tax structure that respects tax collections at the different jurisdiction levels.

•

Financial autonomy: The Fernández administration has taken and intends to continue taking measures to bring the Republic’s debt to sustainable levels, as described below, as high indebtedness levels have limited the Republic’s financial autonomy in the past.

On December 17, 2019, the Fernández administration submitted a bill proposing a wide range of economic and social reforms to Congress, the Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”). Following Congressional approval, on December 23, 2019, President Fernández promulgated the Solidarity Law. The new legislation declared a state of public emergency, which will remain in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. The Solidarity Law sanctioned the delegation of certain legislative powers to the Executive Power in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The main reforms introduced by the Solidarity Law include the following:

1.

Public Debt and its Sustainability: The Executive Power was authorized to perform all necessary acts to recover and ensure the sustainability of Argentina’s public sector debt. In addition, the Government was authorized to issue debt securities to the Central Bank for an amount of up to U.S.$4.6 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

2.

Energy System: Starting on December 23, 2019, the Executive Power was authorized to freeze electricity and gas tariffs charged by utility companies that are under federal jurisdiction, which has been extended until December 31, 2020, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive Power was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENARGAS) for a period of one year. During such one-year period, the transfer of jurisdiction from ENRE to the Province of Buenos Aires and the City of Buenos Aires over Empresa Distribuidora Norte S.A. (Edenor) and Empresa Distribuidora Sur S.A. (Edesur), which was decreed in 2019, will be suspended.

3.

Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were increased, and a new tax refund system was approved. See “Public Sector Finances––Tax Regime” and “Employment and Labor––The Informal Economy.”

The Impuesto Para una Argentina Inclusiva y Solidaria (“PAIS Tax”), a special tax applicable to certain foreign exchange transactions, was introduced. See “Public Sector Finances––Tax Regime––Taxes on Financial Transactions.”

4.	Wages: The Solidarity Law empowers the Executive Power to set minimum wage increases that are binding on private sector employers. See “Labor Regulation—Wages and Labor Productivity.”

5.

Pensions: The application of the formula in effect to automatically adjust pension payments owed by the federal government was suspended until December 2020. The Solidarity Law empowers the Executive Power to establish a new formula to be used in calculating pension adjustments on a quarterly basis going forward, following the temporary suspension. See “Public Sector Finances––Social Security––Retiree Programs and Ley de Reforma Previsional (Pension Reforms Law).”

For other measures announced and implemented by the Fernández administration, see “Recent Developments.”

Gross Domestic Product

GDP is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 2004 prices, as revised in the INDEC Report. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a upward adjustment of approximately 8.4% for that year. In calculating real GDP for subsequent years based on the revised GDP for 2004, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

The information set forth below in this section has been derived from statistics included in the INDEC Report.

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)

	2015	2016	2017	2018(3)	2019(3)
Nominal GDP (in millions of pesos)(1)	Ps. 5,954,511	Ps. 8,228,160	Ps. 10,600,228	Ps. 14,542,722	Ps. 21,447,250
GDP (in millions of U.S. dollars)(1)	U.S.$ 642,416	U.S.$ 556,730	U.S.$ 643,479	U.S.$ 517,650	U.S.$ 444,573
Per capita GDP(1)	U.S.$ 14,894	U.S.$ 12,772	U.S.$ 14,610	U.S.$ 11,634	U.S.$ 9,893
Peso / U.S. dollar exchange rate(2)	9.27	14.78	16.57	28.09	48.24

(1)	GDP figures in this table are expressed in nominal terms.
(2)	Average nominal exchange rate for the period specified.
(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	2015	2016	2017	2018(1)	2019(1)
Consumption:
Public sector consumption	Ps.96,792	Ps.96,284	Ps.98,824	Ps.97,129	Ps.96,147
Private consumption	521,146	517,080	538,583	526,591	491,899

Total consumption	617,938	613,365	637,406	623,721	588,047
Gross investment	140,905	132,763	150,528	141,505	118,858
Exports of goods and services	135,156	142,343	146,066	146,786	159,984
Imports of goods and services	176,281	186,548	215,620	205,868	166,755

Net exports/(imports)	(41,125)	(44,205)	(69,554)	(59,082)	(6,771)
Changes in inventories	3,769	4,556	8,010	1,105	(527)
Statistical discrepancy	—	—	—	507	(6,373)

Valuable Objects(2)	—	—	—	—	(257)

Real GDP	Ps.721,487	Ps.706,478	Ps.726,390	Ps.707,755	Ps.692,977

(1)	Preliminary data.
(2)

Includes goods of considerable value that are not primarily used for production or consumption purposes, but are maintained over time as value deposits, including stones and precious metals and jewelry.

Source: INDEC and Ministry of Economy.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	2015	2016	2017	2018(1)	2019(1)
Consumption:
Public sector consumption	13.4%	13.6%	13.6%	13.7%	13.9%
Private consumption	72.2	73.2	74.1	74.4	71.0

Total consumption	85.6	86.8	87.7	88.1	84.9
Gross investment	19.5	18.8	20.7	20.0	17.2
Exports of goods and services	18.7	20.1	20.1	20.7	23.1
Imports of goods and services	24.4	26.4	29.7	29.1	24.1

Net exports/(imports)	(5.7)	(6.3)	(9.6)	(8.3)	(1.0)
Changes in inventories	0.5	0.6	0.2	0.2	(0.1)
Statistical discrepancy	—	—	1.1	0.1	(0.9)

Valuable Objects(2)	—	—	—	—	—

Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.
(2)

Includes goods of considerable value that are not primarily used for production or consumption purposes, but are maintained over time as value deposits, including stones and precious metals and jewelry.

Source: INDEC and Ministry of Economy.

Evolution of Real GDP by Expenditure

(% change from previous year, at constant 2004 prices)

	2015	2016	2017	2018(1)	2019(1)
Consumption:
Public sector consumption	6.9%	(0.5)%	2.6%	(1.7)%	(1.0)%
Private consumption	3.7	(0.8)	4.2	(2.2)	(6.6)

Total consumption	4.2	(0.7)	3.9	(2.1)	(5.7)
Gross investment	3.5	(5.8)	13.4	(6.0)	(16.0)
Exports of goods and services	(2.8)	5.3	2.6	0.5	9.0
Imports of goods and services	4.7	5.8	15.6	(4.5)	(19.0)

Net exports/(imports)	40.2	7.5	57.3	(15.1)	(88.5)
Changes in inventories	72.9	20.9	75.8	(86.2)	(147.7)
Statistical discrepancy	—	—	—	—	—

Real GDP	2.7%	(2.1)%	2.8%	(2.6)%	(2.1)%

(1)	Preliminary data.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices)

	2015	2016	2017	2018(3)	2019(3)
Natural Resources and others(1)	Ps. 537	Ps. 532	Ps. 556	Ps. 591	Ps. 620

Durable equipment for production
Machinery and equipment:
National	23,108	22,846	25,866	22,060	18,010
Imported	35,554	34,349	41,346	40,435	31,644

Total	58,662	57,195	67,212	62,495	49,654
Transport products
National	10,698	10,437	11,609	9,429	6,320
Imported	5,724	7,854	8,442	6,060	3,071

Total	16,422	18,291	20,051	15,488	9,392
Total durable equipment for production	75,084	75,486	87,263	77,983	59,046
Construction(2)	65,284	56,745	62,709	62,930	59,193

Total gross investment	Ps.140,905	Ps.132,763	Ps.150,528	Ps.141,505	Ps.118,858

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

Composition of Gross Investment

(as % of total Gross Investment, at constant 2004 prices)

	2015	2016	2017	2018(3)	2019(3)
Natural Resources and others(1)	0.4%	0.4%	0.4%	0.4%	0.5%
Durable equipment for production
Machinery and equipment:
National	16.4	17.2	17.2%	15.6%	15.2%
Imported	25.2	25.9	27.5%	28.6%	26.6%

Total	41.6	43.1	44.7%	44.2%	41.8%

Transport products
National	7.6	7.9	7.7%	6.7%	5.3%
Imported	4.1	5.9	5.6%	4.3%	2.6%

Total	11.7	13.8	13.3%	10.9%	7.9%
Total durable equipment for production	53.3	56.9	58.0%	55.1%	49.7%
Construction(2)	46.3	42.7	41.7%	44.5%	49.8%

Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

Evolution of Gross Investment

(% change from previous year, at constant 2004 prices)

	2015	2016	2017	2018(3)	2019(3)
Natural Resources and others(1)	1.4%	(0.9)%	4.4%	6.4%	4.9%
Durable equipment for production
Machinery and equipment:
National	7.0	(1.1)	13.2	(14.7)	(18.4)
Imported	5.2	(3.4)	20.4	(2.2)	(21.7)

Total	5.9	(2.5)	17.5	(7.0)	(20.5)

Transport products
National	4.1	(2.4)	11.2	(18.8)	(33.0)
Imported	(7.1)	37.2	7.5	(28.2)	(49.3)

Total	(0.1)	11.4	9.6	(22.8)	(39.4)
Total durable equipment for production	4.5	0.5	15.6	(10.6)	(24.3)
Construction(2)	2.3	(13.1)	10.5	0.4	(5.9)

Total gross investment	3.5%	(5.8)%	13.4%	(6.0)%	(16.0)%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	2015	2016	2017	2018(3)	2019(3)
Primary production:
Agriculture, livestock, game and forestry	Ps. 52,897	Ps. 50,299	Ps. 51,789	Ps. 43,487	Ps. 53,581
Fishing	2,239	2,236	2,556	2,695	2,423
Mining and extractives (including petroleum and gas)	23,130	21,863	21,089	21,270	21,561

Total primary production	78,266	74,398	75,435	67,451	77,564
Secondary production:
Manufacturing	125,261	118,245	121,288	115,464	108,320
Construction	22,554	20,029	21,863	22,095	21,073
Electricity, gas and water	12,477	12,601	12,474	12,503	12,152

Total secondary production	160,292	150,874	155,626	150,062	141,546

Services:
Transportation, storage and communications	55,811	57,709	59,008	57,360	56,978
Trade, hotels and restaurants	105,842	102,966	106,308	102,434	95,271
Financial, real estate, business and rental services	99,428	98,483	101,976	104,321	100,523
Public administration, education, health, social and personal services	99,027	100,948	102,307	103,019	102,969
Domestic services(1)	4,275	4,244	4,127	4,162	4,353

Total services	364,382	364,351	373,727	371,296	360,093

Plus import duties (2)	118,547	116,855	121,603	118,946	113,774

Total real GDP	Ps.721,487	Ps.706,478	Ps.726,390	Ps.707,755	Ps.692,977

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private drivers.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	2015	2016	2017	2018(3)	2019(3)
Primary production:
Agriculture, livestock, game and forestry	7.3%	7.1%	7.1%	6.1%	7.7%
Fishing	0.3	0.3	0.4	0.4	0.3
Mining and extractives (including petroleum and gas)	3.2	3.1	2.9	3.0	3.1

Total primary production	10.8	10.5	10.4	9.5	11.2

Secondary production:
Manufacturing	17.4	16.7	16.7	16.3	15.6
Construction	3.1	2.8	3.0	3.1	3.0
Electricity, gas and water	1.7	1.8	1.7	1.8	1.8

Total secondary production	22.2	21.4	21.4	21.2	20.4

Services:
Transportation, storage and communication	7.7	8.2	8.1	8.1	8.2
Trade, hotels and restaurants	14.7	14.6	14.6	14.5	13.7
Financial, real estate, business and rental services	13.8	13.9	14.0	14.7	14.5
Public administration, education, health, social and personal services	13.7	14.3	14.1	14.6	14.9
Domestic services(1)	0.6	0.6	0.6	0.6	0.6

Total services	50.5	51.6	51.4	52.5	52.0

Plus import duties(2)	16.4	16.5	16.7	16.8	16.4

Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

Real GDP Growth by Sector

(% change from previous year, at constant 2004 prices)

	2015	2016	2017	2018(3)	2019(3)
Primary production:
Agriculture, livestock, game and forestry	7.8%	(4.9)%	3.0%	(16.0)%	23.2%
Fishing	2.5	(0.1)	14.3	5.4	10.1
Mining and extractives (including petroleum and gas)	1.6	(5.5)	(3.5)	(0.9)	1.4

Total primary production	5.7	(4.9)	1.4	(10.6)	15.0

Secondary production:
Manufacturing	0.8	(5.6)	2.6	(4.8)	(6.2)
Construction	3.0	(11.2)	9.2	(1.1)	(4.6)
Electricity, gas and water	4.4	1.0	(1.0)	0.2	(2.8)

Total secondary production	1.4	(5.9)	3.1	(3.6)	(5.7)

Services:
Transportation, storage and communication	3.0	3.4	2.3	(2.8)	(0.7)
Trade, hotels and restaurants	3.3	(2.7)	3.2	(3.6)	(7.0)
Financial, real estate, business and rental services	1.7	(0.9)	3.5	2.3	(3.6)
Public administration, education, health, social and personal services	2.9	1.9	1.3	0.7	—
Domestic services(1)	0.4	(0.7)	(2.8)	0.8	4.6

Total services	2.7	—	(2.6)	(0.7)	(3.0)

Plus import duties less adjustment for banking service(2)	2.9	(1.4)	4.1	(2.2)	(4.3)

Total real GDP	2.7%	(2.1)%	2.8%	(2.6)%	(2.1)%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.

Source: INDEC and Ministry of Economy.

In 2015, real GDP increased by 2.7%. Growth was fueled by total consumption, which increased 4.2% driven by a 6.9% increase in public sector consumption and a 3.7% increase in private sector consumption, and a 3.5% increase in gross investment. The services sector increased by 2.7% and accounted for 50.5% of real GDP for 2015. Within the services sector, public administration and trade experienced the highest rate of growth. As compared to 2014, the primary production sector increased by 5.7% and the secondary production sector increased by 1.4%.

In 2016, real GDP decreased by 2.1%. This contraction was the result of a 5.8% decrease in gross investment and a 0.7% decrease in total consumption, while imports of goods and services increased 5.8%. The secondary production sector and primary production sector contracted as compared to 2015. The secondary production sector decreased by 5.9% and the primary production sector decreased by 4.9%, while the services sector experienced no significant variation, with the transportation, storage and communication sector as well as public administration, education, health, social and personal services, showing positive growth and partially mitigating the contraction of the economy.

In 2017, real GDP increased by 2.8%. Growth was fueled by a 13.4% increase in gross investment and a 3.9% increase in total consumption. The services sector grew 2.6%, with the financial, real estate, business and rental services leading the growth, while public administration, education, health social and personal services grew at a slower pace accounting for 14.1% of real GDP in 2017 compared to 14.3% of real GDP in 2016. As compared to 2016, the secondary production sector increased by 3.1% and the primary production sector increased by 1.4%.

In 2018, real GDP decreased by 2.6%. This contraction was the result of a 6.0% decrease in gross investment and a 2.1% decrease in total consumption, while exports of goods and services experienced no significant variation. The primary production sector, the secondary production sector and the services sector all contracted as compared to 2017. The primary production sector decreased by 10.6%, mainly due to a 16.0% contraction in agriculture, livestock, game and forestry caused by a severe drought that affected a large portion of the territory dedicated to agricultural production. The contraction of the primary sector had a direct impact on the remaining sectors of the economy. The secondary sector decreased by 3.6%, mainly due to a 4.8% contraction in manufacturing products. The services sector decreased by 0.7%, mainly as a result of a 2.8% decrease in the transportation, storage and communication sector and a 3.6% decrease in the trade, hotels and restaurants sector.

In 2019, real GDP decreased by 2.1%. This contraction was the result of a 16.0% decrease in gross investment and a 5.7% decrease in total consumption, while exports of goods and services increased by 9.0% and imports of goods and services decreased by 19.0%, resulting in an 88.5% decrease in net exports. The primary production sector increased by 15.0%, mainly due to a 23.2% increase in agriculture, livestock, game and forestry, which reverted to normal levels following the drought that affected a large portion of the territory dedicated to agricultural production in 2018. The secondary sector, however, contracted by 5.7%, mainly due to a 6.2% decrease in manufacturing and a 4.6% decrease in construction. The services sector decreased by 3.0%, mainly as a result of a 7.0% decrease in the trade, hotels and restaurants sector and a 3.6% decrease in the financial, real estate, business and rental services sector.

Primary Production

In 2015, total primary sector production increased by 5.7% compared to 2014, mainly driven by a 7.8% increase in agriculture, livestock, game and forestry. In 2016, total primary sector production decreased by 4.9% compared to 2015, mainly driven by a 4.9% decrease in agriculture, livestock, game and forestry. In 2017, total primary sector production increased by 1.4% compared to 2016, mainly driven by a 3.0% increase in agriculture, livestock, game and forestry. In 2018, total primary sector production decreased by 10.6% compared to 2017, mainly driven by a 16.0% decrease in agriculture, livestock, game and forestry. In 2019, total primary sector production increased by 15.0% compared to 2018, mainly driven by a 23.2% increase in agriculture, livestock, game and forestry.

Agriculture, Livestock, Game and Forestry

Argentina relies on its domestic supply for virtually all agricultural and livestock products, and is a major exporter of primary products, including cereals, grains, meat and fish. Crop production consists primarily of soy, corn and wheat. During the 2018 to 2019 season, soy, corn, and wheat production represented 37.6%, 38.8% and 13.2% of total agricultural production, respectively. During 2015, 2016, 2017, 2018 and 2019 Argentina’s agriculture, livestock, game and forestry sector accounted for 7.3%, 7.1%, 7.1%, 6.1% and 7.7% of real GDP, respectively.

In 2018, the agriculture, livestock, game and forestry sector decreased 16.0% compared to 2017, mainly as a result of a severe drought that affected a large portion of the territory dedicated to agricultural production during the 2017/2018 harvest season. In March 2018, the Government declared the state of emergency in the agriculture and livestock sectors of the provinces of Buenos Aires, Córdoba, Corrientes, Entre Ríos, Santa Fe and Santiago del Estero, which resulted in producers receiving certain tax benefits and deferrals on amounts owed to the Banco de la Nación Argentina under certain financings.

In 2019, the agriculture, livestock, game and forestry sector increased by 23.2% compared to 2018, largely recovering from the drought that affected a large portion of the territory dedicated to agricultural production in 2018. In the 2018/2019 harvest season, harvested cereals totaled 147 million tons, an all-time record representing a 30% increase when compared to the 2017/2018 harvest season.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a small part of the economy, accounting for 3.2%, 3.1%, 2.9%, 3.0% and 3.1% of real GDP in 2015, 2016, 2017, 2018 and 2019, respectively.

Argentina is the largest producer of natural gas and the fifth largest producer of crude oil in Latin America, based on 2019 production, according to the 2020 edition of the BP Statistical Review of World Energy, published in June 2020. Since 2012, the Government has controlled YPF, which, as of December 31, 2019, held interests in 127 oil and gas fields in Argentina. YPF, in association with private partners, is also engaged in projects relating to the exploration and development of unconventional resources, including shale oil and gas, primarily in the Vaca Muerta formation located in the provinces of Neuquén and Río Negro. See “Role of the State in the Economy—Oil and Gas Industry.”

Secondary Production

Manufacturing

Argentina’s manufacturing sector primarily consists of the production of food and beverages, chemical products and substances, common metals, rubber and plastic products, motor vehicles, trailers and semi-trailers and apparel. The 2001-2002 economic crisis that severely affected Argentina—with GDP contracting 10.9% in 2002—had a significant adverse effect on this sector. The adoption of import-substitution policies commencing in 2002 contributed to the growth of this sector during the following years. Between 2003 and 2008, economic growth was also fueled by growth of the manufacturing sector, which became competitive due to the effects of the depreciation of the peso and investments aimed at stimulating production. Industrial products, such as chemical products, planes and ships, and agricultural products, such as crops and livestock, also contributed to increasing exports during this period. Argentina’s manufacturing sector, however, is significantly exposed to fluctuations in the cost of capital, which in turn are affected by the Government’s fiscal and monetary policies. In recent years, the manufacturing sector has been adversely affected by Argentina’s unstable macroeconomic environment. In 2019, the manufacturing sector accounted for 15.6% of real GDP.

During 2015, the manufacturing sector increased by 0.8% compared to 2014. This increase was primarily driven by:

•	a 3.9% increase in food and beverages;

•	a 7.0% increase in rubber and plastic products; and

•	a 10.6% increase in furniture.

This increase was partially offset by a 12.0% decrease in production of common metals and a 10.1% decrease in manufacturing of motor vehicles, trailers, and semi-trailers.

During 2016, the manufacturing sector contracted by 5.6% compared to 2015. This decrease was primarily driven by:

•	an 8.6% decrease in common metals;

•	a 14.3% decrease in motor vehicles, trailers and semi-trailers;

•	a 2.5% decrease in food and beverages; and

•	an 11.8% decrease in wearing apparel.

All manufacturing sectors experienced a decrease in production, except for machinery and equipment.

During 2017, the manufacturing sector grew by 2.6% compared to 2016. This increase was primarily driven by:

•	a 15.4% increase in common metals;

•	a 13.4% increase in machinery and equipment;

•	an 8.2% increase in metal products, excluding machinery and equipment; and

•	an 8.6% increase in motor vehicles, trailers and semi-trailers.

During 2018, the manufacturing sector contracted by 4.8% compared to 2017. This decrease was primarily driven by:

•	a 19.7% decrease in machinery and equipment;

•	a 6.4% decrease in chemical products;

•	a 2.5% decrease in food and beverages; and

•	a 16.4% decrease in the production of appliances.

During 2019, the manufacturing sector contracted by 6.2% compared to 2018. This decrease was primarily driven by:

•	a 21.9% decrease in motor vehicles, trailers and semi-trailers;

•	a 12.2% decrease in machinery and equipment;

•	an 8.2% decrease in common metals; and

•	a 4.5% decrease in chemical products.

Construction

The Argentine economy shows a strong correlation between the evolution of real GDP and the construction sector, which primarily consists of residential projects.

In 2015, the level of activity in the construction sector increased by 3.0% compared to 2014, primarily due to an increase in private sector projects, which was partially offset by a decrease in public sector projects and construction activity in the hydrocarbons sector. In 2015, the construction sector accounted for 3.1% of real GDP.

In 2016, the level of activity in the construction sector decreased by 11.2% compared to 2015. In 2016, the construction sector accounted for 2.8% of real GDP.

In 2017, the level of activity in the construction sector increased by 9.2% compared to 2016. In 2017, the construction sector accounted for 3.0% of real GDP.

In 2018, the level of activity in the construction sector increased by 1.1% compared to 2017. In 2018, the construction sector accounted for 3.1% of real GDP.

In 2019, the level of activity in the construction sector decreased by 4.6% compared to 2018. In 2019, the construction sector accounted for 3.0% of real GDP.

Electricity, Gas and Water

Electricity in Argentina is primarily produced from combined cycle (which uses both gas and steam turbines to produce electricity) and hydroelectric sources, with supplemental generation from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 1.8% of real GDP in 2019.

The electricity, gas and water sector increased by 4.4%, 1.0% and 0.2% in 2015, 2016 and 2018, respectively, and decreased by 1.0% and 2.8% in 2017 and 2019, respectively, in each case as compared to the previous year. Between 2015 and 2019, Argentina relied in part on fuel imports to meet excess consumption needs.

In December 2015, the Government declared a state of emergency with respect to the national electrical system which remained in effect through December 31, 2017. Under the state of emergency, the Government adopted measures designed to guarantee the supply of electricity throughout the entire country including measures to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. The Government also announced the elimination of certain energy subsidies and a substantial increase in electricity rates.

The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	2015	2016	2017	2018(1)	2019(1)
Production of electricity sector
Thermal	86,625	90,349	88,838	88,124	80,691
Hydraulic	41,464	38,012	41,280	41,384	36,832
Other(2)	7,126	8,238	6,348	7,974	13,723

Imports(3)	1,655	1,470	734	344	2,746

Total generation	136,870	138,070	137,199	137,825	133,992

Demand by economic sector
Industrial	39,334	37,122	38,256	37,764	36,398
Residential	55,424	57,004	55,907	57,017	55,480
Commercial	37,351	38,985	38,367	38,229	37,027

Exports	55	327	69	280	261

Loss in consumption and others	4,692	4,632	4,599	4,535	4,826

Total demand	136,870	138,070	137,199	137,825	133,992

(1)	Preliminary data.
(2)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(3)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.

Source: INDEC and Ministry of Economy.

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

(in millions of U.S. dollars, unless otherwise specified)

	2015		2016		2017		2018(1)		2019(1)
Total FOB exports	U.S.$	56,784	U.S.$	57,879	U.S.$	58,621	U.S.$	61,781	U.S.$	65,116
Fuel and energy		2,252		2,035		2,477		4,200		4,272
As a % of total FOB exports		4.0%		3.5%		4.2%		6.8%		6.6%
Change from previous year		(54.5)%		(9.6)%		21.7%		69.6%		1.7%
Total CIF imports	U.S.$	60,205	U.S.$	55,911	U.S.$	66,930	U.S.$	65,842	U.S.$	49,124

Fuel and energy		6,952		4,912		5,715		6,530		4,447
As a % of total CIF imports		11.5%		8.8%		8.5%		10.0%		9.1%
Change from previous year		(39.1)%		(29.3)%		16.3%		14.3%		(31.9)%

Net (imports) exports of fuel and energy	U.S.$	(4,700)	U.S.$	(2,877)	U.S.$	(3,238)	U.S.$	(2,330)	U.S.$	(175)

(1)	Preliminary data.

Source: INDEC and Ministry of Economy.

In 2018, net imports of fuel and energy decreased by 28.0% compared to 2017. This decrease was mainly due to the reduction in volume of imports achieved through the recent energy sector reforms, which was partially offset by an increase in international energy prices.

In 2019, net imports of fuel and energy decreased by 92.5% compared to 2018. This decrease was mainly due to the reduction in volume of imports achieved through the recent energy sector reforms and a decrease in energy consumption due to the contraction of the economy.

Evolution of Exports and Imports of Fuel and Energy

(% change in volume from previous year)

	2015	2016	2017	2018(1)	2019(1)
Change in volume of exports	(16.9)%	2.7%	(6.8)%	42.4%	14.0%
Change in volume of imports	(2.9)%	3.9%	(1.3)%	(8.6)%	(32.0)%

(1)	Preliminary data.

Source: INDEC and Ministry of Economy.

Services

The services sector represents the largest portion of the Argentine economy, accounting for 50.5% of real GDP in 2015, 51.6% in 2016, 51.4% in 2017, 52.5% in 2018 and 52.0% in 2019.

The following tables set forth the composition and growth of the services sector for the periods specified.

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	2015	2016	2017	2018(2)	2019(2)
Wholesale and retail trade and repairs	Ps.94,850	Ps.91,764	Ps.94,787	Ps.90,961	Ps.83,791
Transportation, storage and communication services	55,811	57,709	59,008	57,360	56,978
Real estate, business and rental services	72,248	72,164	74,337	75,592	75,114
Education, Social and health services	48,480	49,685	50,467	51,263	51,618
Financial services	27,180	26,320	27,639	28,729	25,409
Other community, social and personal services	18,326	18,267	18,590	18,586	18,109
Public administration	32,220	32,997	33,249	33,169	33,242
Hotels and restaurants	10,992	11,202	11,522	11,473	11,480
Domestic Services(1)	4,275	4,244	4,127	4,162	4,353

Total	Ps.364,382	Ps.364,351	Ps.373,727	Ps.371,296	Ps.360,093

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private drivers.
(2)	Preliminary data.

Source: INDEC and Ministry of Economy.

Growth of Services Sector

(% change from prior year, at constant 2004 prices)

	2015	2016	2017	2018(2)	2019(2)
Wholesale and retail trade and repairs	3.5%	(3.3)%	3.3%	(4.0)%	(7.9)%
Transportation, storage and communication services	3.0	3.4	2.3	(2.8)	(0.7)
Real estate, business and rental services	1.8	(0.1)	3.0	1.7	(0.6)
Education, Social and health services	3.2	2.5	1.6	1.6	(0.7)
Financial services	1.3	(3.2)	5.0	3.9	(11.6)
Other community, social and personal services	0.4	(0.3)	1.8	—	(2.6)
Public administration	3.8	2.4	0.8	(0.2)	0.2
Hotels and restaurants	1.4	1.9	2.9	(0.4)	0.1
Domestic services(1)	0.4	(0.7)	(2.8)	(0.8)	4.6

Total	2.7%	—	2.6%	(0.7)%	(3.0)%

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private drivers.
(2)	Preliminary data.

Source: INDEC and Ministry of Economy.

In 2015, the services sector grew by 2.7% compared to 2014. This growth was primarily driven by the increase in wholesale and retail trade and repairs and real estate, business and rental services.

In 2016, the services sector experienced no significant variation compared to 2015. While transportation, storage and communication service grew by 3.4% and public administration service grew by 2.4%, growth in those segments was partly offset by a 3.3% decrease in wholesale and retail trade and repair services and a 3.2% decrease in financial services.

In 2017, the services sector grew by 2.6% compared to 2016. This increase was primarily driven by a 3.3% increase in wholesale and retail trade and repairs services, as well as a 3.0% increase in real estate, business and rental services, and was partly offset by a 2.8% decrease in domestic services.

In 2018, the services sector decreased by 0.7% compared to 2017. This decrease was primarily driven by a 4.0% decrease in the wholesale and retail trade and repairs sector and a 2.8% decrease in transportation, storage and communication services, which were partly offset by a 1.7% increase in real estate, business and rental services and a 3.9% increase in financial services.

In 2019, the services sector decreased by 3.0% compared to 2018. This decrease was primarily driven by a 7.9% decrease in the wholesale and retail trade and repairs sector and a 11.6% decrease in financial services, which were partly offset by a 0.7% increase in educational services. The decrease in financial services was mainly due to a decrease in the volume of loans extended to the private sector, measured in real terms.

Telecommunications

The telecommunications sector has grown since 2001. Much of this growth has resulted from a substantial increase in the use of mobile communications, which have become increasingly common in Argentina as more affordable cellular phone plans have become available and consumers’ purchasing power has improved.

In October 2009, the Argentine Congress passed the Audiovisual Communication Services Law No. 26,522 (the “LSCA”) to replace the general legal framework under which the audiovisual media industry had operated in Argentina for approximately three decades. On December 16, 2014, Congress passed Law No. 27,078 (the “Digital Argentina Act”), which partially repealed the existing National Telecommunications Law No. 19,798 and conditioned the effectiveness of Decree No. 764/00 (which had deregulated the telecommunications market) on certain new regulations. The most significant change to the former National Telecommunications system was the creation of a new public service referred to as “Public and Strategic Infrastructure Use and Access Service for and among Providers.” By characterizing this activity as a public service, providers (including audiovisual communication service providers) could be required to grant other “Information and Communication Technologies” (or “TIC,” the term used to refer to telecommunication services under the Digital Argentina Act) service providers access to network elements, related resources or services for such other TIC service providers to render their own services. Network and infrastructure owners could be required to grant network access to competitors that had not made investments in their own infrastructure.

Until December 2015, the Argentine media industry was governed by the LSCA and the Digital Argentina Act, and subject to the oversight of two different enforcement agencies: (a) in the case of the audiovisual media industry, by the LSCA and its federal enforcement authority (the “AFSCA”), and (b) in the case of the telecommunications industry, by the Digital Argentina Act and its federal enforcement authority (the “AFTIC”).

On December 29, 2015, the Government issued Decree No. 267/2015 (the “New Media Decree”) with a view to gradually converging the audiovisual media and telecommunications industries under the same regulatory framework. Among other things, the New Media Decree (i) created a new National Communications Agency (Enacom), a self-governing decentralized entity under the Ministry of Communications (placed under the purview of the Ministry of Modernization in 2017), which replaces AFSCA and AFTIC as the authorities empowered to enforce the LSCA and the Digital Argentina Act; (ii) repealed and amended several provisions of the LSCA, including mandatory divestment requirements; and (iii) eliminated the restriction on providers offering open broadcasting television services and subscription television services in the same area.

Commencing 2017, the Government adopted rules accelerating convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the enhancement of broadband internet access throughout the national territory.

Role of the State in the Economy

State-Owned Entities

The Government carries out certain functions and commercial activities through state-owned and state-controlled enterprises, including the following:

•	Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), the country’s largest airline;

•	Banco de la Nación Argentina, the national bank of Argentina;

•	Banco de Inversión y Comercio Exterior S.A. (“BICE”);

•	Agua y Saneamientos Argentinos S.A. (“AYSA”), which provides essential services of potable water and sanitation;

•	Correo Oficial de la República Argentina (“Correo Argentino”), the national postal service;

•	Energía Argentina S.A. (“ENARSA”), a state-owned energy company;

•	Operadora Ferroviaria S.E., the national railway company; and

•	YPF, a state-controlled energy company.

State Involvement in the Economy

Following the crisis of 2001 to 2002, the Government reversed a number of measures implemented during the 1990s to deregulate the economy and reduce government intervention. The Government re-introduced several state controls, most notably the following:

•

the absorption and replacement of the former private pension system for a public “pay as you go” pension system, as well as the transfer of all resources previously administered by the private pension funds, including equity interests in a wide range of listed companies, to the FGS to be administered by the ANSES;

•	direct involvement in the oil and gas industry through the creation of ENARSA, the enactment of the Hydrocarbons Law (defined below) and the expropriation of 51% of the shares of YPF;

•	increased regulation of utility companies;

•	the revocation of concessions for certain public services (including several railway lines and water services);

•	restrictions on capital transfers and other monetary transactions (see “Monetary System—Regulation of the Financial Sector”);

•	continued price controls on transportation and agricultural and energy products (see “—Gross Domestic Product—Primary Production”);

•	export tariffs on agricultural products (see “Balance of Payments— Current Account—Trade Regulation”);

•	subsidies to the energy and transportation sectors; and

•	export regulations (see “Balance of Payments—Trade Regulation”).

In December 2008, Congress approved a law declaring that the shares of Aerolíneas Argentinas, its affiliate Líneas Aéreas Cielos del Sur S.A. (“Austral”) and their subsidiaries, Optar S.A., Jet Paq S.A. and Aerohandling S.A. were “of public interest” and therefore subject to expropriation in accordance with Law No. 21,499 (the “Argentine Expropriation Law”). Under the valuation guidelines established in the Argentine Expropriation Law, the Tribunal de Tasaciones de la Nación (National Valuation Tribunal), estimated that these entities had an aggregate negative value approximately ranging between U.S.$602.0 million and U.S.$872.0 million. For a discussion of related arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Oil and Gas Industry

In response to declining output in the oil and gas sector between 2002 and 2006, the Government adopted measures intended to allow producers to increase internal supply and meet export commitments. These measures included initially tax incentives, access to areas for further hydrocarbon exploration and extraction and improved distribution and transport systems. Transfers on account of subsidies to the energy sector totaled Ps.161.2 billion in 2015, Ps.235.5 billion in 2016, Ps.125.6 billion in 2017, Ps.177.9 billion in 2018 and Ps.214.1 billion in 2019.

The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

	2014	2015	2016	2017	2018	2019
Crude oil(1)	380,028	380,730	344,525	320,640	379,796	407,420
Natural gas(2)	332,217	350,483	336,526	355,459	371,566	400,321

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.
n.a.	= not available.

Source: Ministry of Energy and Mining.

Energy sector reforms

In early 2004, Argentina began to experience energy shortages, which initially let to a decrease of natural gas and other energy exports but over time affected the entire Argentine economy. In 2015, the Government took various actions designed to ensure the supply of electricity to the country.

The measures adopted by the Government aimed at increasing energy generation by adjudicating 41 new thermal projects for a total of 5,700 MWs expected to become operative between 2017 and 2019, and 156 new renewable energy projects in 21 of the 23 provinces for a total of 5,900 MWs.

Together with the measures designed to increase supply, the Government sought to increase tariffs with a view to eliminating subsidies. These later set of measures suffered judicial challenge and were initially delayed in their implementation. Ultimately, the effectiveness of these measures was further undermined by the impact of the continued depreciation of the peso. Finally, the Government sought to reduce the burden of energy subsidies mainly for the Greater Buenos Aires region on the federal budget by transferring the responsibility and cost of these measures to the provincial Governments.

With respect to natural gas, in 2014, the Government launched “Gas Plans” to promote gas production, whereby the production of “new” gas above the decline rate of the fields was paid at U.S.$7.5/MBTU. In 2017, Resolution 46/2017, established a price for additional production of non-conventional gas of U.S.$7.5/MBTU for 2017 and 2018, reduced to a price of U.S.$7.0/MBTU for 2019, U.S.$6.5/MBTU for 2020 and U.S.$6.0/MBTU for 2021. After a transitional period involving regulation of wellhead prices, commencing in 2018, the negotiation of prices between distribution companies and domestic producers of natural gas and intermediaries is free. In the case of electricity, transportation and distribution tariffs were set to increase gradually between 2017 and 2018.

On October 4, 2018, in recognition of the sharp depreciation of the peso in April 2018, the Government introduced a retroactive increase in energy prices from April 1, 2018 to September 30, 2018 to compensate energy distributors for losses arising from exchange rate differences between the amounts in pesos paid by users and the amounts in U.S. dollars payable by energy distributors. On November 15, 2018, the Government issued Decree No. 1053/2018 providing that such compensation to distribution companies would be payable in 30 installments by the Treasury, to prevent a steep increase in end users’ tariffs.

In September 2018, Argentina resumed exporting gas to Chile. The existence of excess capacity in the Vaca Muerta region during 2017 and 2018 allowed gas and energy exports to increase by 69.2% to U.S.$4.2 billion in 2018, compared to U.S.$2.5 billion during 2017.

On November 4, 2018, the Government launched an international public bidding process for hydrocarbon exploration in offshore areas located along the coast of Patagonia. On May 16, 2019, 18 areas were adjudicated.

During 2018, the Government transferred Ps.177.9 billion to the energy sector, compared to Ps.125.6 billion in 2017. This increase was mainly due to a depreciation of the peso vis-à-vis the U.S. dollar, as energy costs are mainly denominated in foreign currency.

Beginning in January 1, 2019, the responsibility to determine and assume “social” tariff schemes to address the needs of the most vulnerable groups was transferred by the Government to the provinces. The Government also expressed that it would transfer budgetary allocations to each province to compensate for the cost assumed by them as a result of the transfer of social tariff schemes.

In January 2019, the Government announced staggered energy tariff increases, establishing fixed consumer price increases of 40%, 7% and 6% to become effective on February 1, May 1 and August 1, 2019, respectively. However, in April 2019, the Government announced the deferral of the increases in energy tariffs payable by consumers for the remainder of 2019 and that the staggered increases scheduled for May 1 and August 1, 2019 would be assumed by the Government.

In April 2019, the Government announced staggered gas wellhead price increases, establishing fixed price increases of 10%, 9% and 8% to become effective on April 1, May 1 and June 1, 2019, respectively. The Government also announced a 22% tariff discount for residential end-users during the winter period, which would be translated and compensated by such users during the 2019-2020 summer period.

On July 5, 2019, the Government launched an international public bidding process for the construction of a new natural gas pipeline to connect the Vaca Muerta region with the city of San Nicolás, on the shores of the Paraná River, in the province of Buenos Aires (approximately 1,010 kilometers). Bids were submitted in November 2019.

During 2016, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 228% (from Ps.95/MWh to Ps.313/MWh on average), while the increase in the price of natural gas for end-users was 98% (from Ps.21/MMBtu to Ps.41/MMBtu on average).

During 2017, the year-on-year increase in the price of energy in the wholesale electricity market for end-users totaled 83% (from Ps.313/MWh to Ps.573/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.41/MMBtu to Ps.69/MMBtu on average).

During 2018, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 67% of the tariff to residential end-users in the City of Buenos Aires, totaled 100% (Ps.1,151/MWh on average as of December 31, 2018 compared to Ps.573/MWh as of December 31, 2017 on average), while the increase in the price of natural gas for residential end-users was 78% (Ps.123/MMBtu on average as of December 31, 2018 compared to Ps.69/MMBtu on average as of December 31, 2017).

During 2019, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 74% of the tariff to residential end-users in the City of Buenos Aires, totaled 51% (Ps.1,734/MWh on average as of December 31, 2019 compared to Ps.1,151/MWh as of December 31, 2018 on average), while the increase in the price of natural gas for residential end-users was 45% (Ps.1.78/MMBtu on average as of December 31, 2019 compared to Ps.123/MMBtu on average as of December 31, 2018).

Private-Public Partnerships

In November 2016, Congress enacted Law No. 27,328, providing for a special public-private partnership regime for infrastructure projects. In June 2018, six road infrastructure projects were awarded under this regime through a round of public bidding. Even though work in these projects began in November 2018, it advanced at a pace slower than that contemplated in the respective public-private partnership contracts. In addition, the awarded companies failed to secure financing for the projects by mid-2019, as required under such contracts. In July 2019, the Dirección Nacional de Vialidad (the “DNV”) and the awarded companies agreed to extend the period for the companies to secure the required financing until August 31, 2020, which could be further extended for three additional months if certain financing conditions were met prior to such date. As of September 30, 2020, two of the public-private partnership contracts were rescinded by mutual agreement between the DNV and the relevant awarded companies, terminating the corresponding projects. As of the date of this Annual Report, none of the other awarded companies had secured the required financing.

Employment and Labor

Unemployment and Underemployment

INDEC prepares a series of indices used to measure the social, demographic and economic characteristics of the Argentine population based on data generally collected in the Permanent Household Survey (Encuesta Permanente de Hogares, or “EPH”).

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Third quarter of 2015(*)	Fourth quarter of 2016	Fourth quarter of 2017	Fourth quarter of 2018	Fourth quarter of 2019
Greater Buenos Aires Area:
Labor force rate(2)	46.1%	47.0%	47.9%	47.7%	48.7%
Employment rate(3)	43.4	43.0	43.8	42.7	43.8
Unemployment rate(4)	6.0	8.5	8.4	10.5	10.0
Underemployment rate(5)	9.7	11.7	10.6	12.8	12.7

Major interior cities:(1)
Labor force rate(2)	43.4	43.4	44.7	45.0	45.5
Employment rate(3)	40.9	40.7	42.1	41.7	42.0
Unemployment rate(4)	5.7	6.4	5.7	7.5	7.6
Underemployment rate(5)	7.5	8.5	9.7	11.0	13.5

Total urban:
Labor force rate(2)	44.8	45.3	46.4	46.5	47.2
Employment rate(3)	42.2	41.9	43.0	42.2	43
Unemployment rate(4)	5.9	7.6	7.2	9.1	8.9
Underemployment rate(5)	8.6%	10.3%	10.2%	12.0%	13.1%

(1)

Figures are based on 31 major cities. The current methodology to measure EPH is applied to every major city except Rawson, Trelew, San Nicolás, Villa Constitución, Concordia, Gran Paraná, Gran Mendoza, Gran Resistencia, Gran San Juan, La Rioja, Santiago del Estero, La Banda, which are not covered under the current methodology due to resource constraints in such cities.

(2)	The labor force consists of the sum of the employed population and the population that is unemployed but actively seeking employment.
(3)

Employed population as a percentage of the labor force. To be considered employed, a person above the minimum age requirement must have worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement.

(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(*)	Data for the fourth quarter of 2015 is not available.

Source: INDEC and Ministry of Economy

The Informal Economy

Argentina’s economy has an informal segment composed primarily of employees not registered with Argentina’s social security system but conducting legitimate businesses. Because of its nature, the informal segment of Argentina’s economy cannot be readily tracked through statistical information or other reliable data activities.

Activities include small businesses, usually those owned by individuals and families, that produce and exchange legal goods and services but may not have the appropriate business permits, report their tax liability, comply with labor regulations or have legal guarantees in place for suppliers and end users. As of the fourth quarter of 2019, INDEC estimates that the informal economy employed 35.9% of the total labor force compared to 33.1% as of the third quarter of 2015.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies (1)

(% of total)

	Third quarter of 2015(*)	Fourth quarter of 2016	Fourth quarter of 2017	Fourth quarter of 2018	Fourth quarter of 2019
Formal	66.9%	66.4%	65.8%	64.7%	64.1%
Informal	33.1	33.6	34.2	35.3	35.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.

Source: INDEC and Ministry of Economy.

(*)	Data for the fourth quarter of 2015 is not available.

The following table sets forth private sector employment data by economic sector for the periods specified.

Employment

(% by economic sector) (1)

	2015	2016	2017	2018	2019
Primary production:
Agriculture, livestock, fisheries and forestry	5.5%	5.5%	5.5%	5.6%	5.8%
Mining and extractives (including petroleum and gas)	1.4	1.3	1.2	1.3	1.4

Total primary production	6.9	6.8	6.7	6.9	7.2

Secondary production:
Manufacturing	19.7	19.5	18.9	18.4	17.9
Construction	7.0	6.4	6.9	7.2	7.0
Electricity, gas and water	1.1	1.1	1.1	1.1	1.2

Total secondary production	27.8	27.0	27.0	26.7	26.1

Trade	17.7	18.1	18.2	18.1	17.9
Services	47.6	48.1	48.1	48.3	48.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Annual average for each year indicated.

Source: INDEC and Ministry of Economy.

Labor Regulation

Labor unions in Argentina exercise significant influence in the collective bargaining process. Both local and federal unions have staged various strikes in recent years to protest for salary increases. Strikes and demonstrations tend to have brief but significant impacts on transportation, and succeed in bringing production in various sectors of the economy to a temporary halt, in most cases for periods of only a few days.

Wages and Labor Productivity

The Ministry of Employment and Social Security, through the Wage Council, sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation. The minimum monthly wage for public and private employees was increased by 27.0% in 2015, 35.3% in 2016, 17.2% in 2017, 27.5% in 2018 and 49.3% in 2019, in each case as compared to the previous year.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage

(in current pesos)

For the year ended December 31,	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)	Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2015	5,079	n.a.(2)	n.a.(2)
2016	6,748	n.a.(2)	n.a.(2)
2017	8,460	14,931	60.0
2018	10,033	20,631	50.0
2019	13,790	32,140	40.0

(1)

Average cost of a basket of essential goods and services for a “reference” family used to define the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 6 and 8.

(2)	INDEC did not publish this information in 2015 and 2016.
n.a.	= not available.

Source: Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

Nominal Wage

(% change from prior year)

	Private Sector		Public Sector	Total
	Formal	Informal
December 2015	30.1%	n.a.	33.6%	n.a.
December 2016	33.0	n.a.	32.6	n.a
December 2017	27.3	31.5	25.0	27.5
December 2018	30.4	27.2	30.3	29.7
December 2019	44.3%	29.5%	42.9%	40.9%

n.a.	= not available.

Source: Ministry of Economy, based on information provided by INDEC.

In December 2016, Congress approved automatic adjustments to the minimum income subject to income tax by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to account for the impact of inflation in recent years.

Poverty and Income Distribution

The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education. The method in use by Argentina in 2011 and 2012 for measuring poverty was adopted early in the 1990s. The prices of the basket were initially valued in 1985 and the monetary value of the items were updated on a monthly basis by applying the changes in consumer prices for the Greater Buenos Aires Area. This measurement only accounted for the metropolitan area of Buenos Aires until 2001, when a change in methodology expanded it to the rest of the country. The Government also provided quarterly information relating to poverty. INDEC discontinued the publication of poverty data for the years 2013, 2014 and 2015.

On September 22, 2016, INDEC resumed publication of its essential goods and services basket assessment for the Greater Buenos Aires area.

In the second half of 2017, 17.9% of Argentina’s households and 25.7% of the population stood below the poverty line, while 3.5% of the households and 4.8% of the population stood below the extreme poverty line.

In the second half of 2018, 23.4% of Argentina’s households and 32.0% of the population stood below the poverty line, while 4.8% of the households and 6.7% of the population stood below the extreme poverty line.

In the second half of 2019, 25.9% of Argentina’s households and 35.5% of the population stood below the poverty line, while 5.7% of the households and 8.0% of the population stood below the extreme poverty line.

The following table sets forth the poverty levels in Argentina:

Poverty(1)

(% of population)

Second half of	Households	Population
2015	n.a.	n.a.
2016	21.5	30.3
2017	17.9	25.7
2018	23.4	32.0
2019	25.9%	35.5%

(1)

The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 60 who earned less than Ps.12,608.5 per month during December 2019 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 6 and 8) that earned in total less than Ps.38,960.3 per month during December 2019 lived below the poverty line.

n.a. = not available.

Source: INDEC and Ministry of Economy.

INDEC’s assessment of the essential goods and services basket for the Greater Buenos Aires area indicated that a standard family required Ps.38,960.3 to gain access to the essential goods and services basket in December 2019, compared to Ps.25,494 in December 2018.

According to INDEC, in December 2019, the essential food basket for households stood at Ps.15,584.1, compared to Ps.10,198 in December 2018.

From 2015 to 2019, the top 10% and 20% of the population in Argentina, in terms of annual income, increased their contribution to the total national income by 2.8 and 3.1 percentage points, respectively. During the same period, the bottom 40% of the population decreased its contribution to the total national income by 1.5 percentage point. In the fourth quarter of 2019, the top 10% of the population in Argentina accounted for 31.0% of total national income, the top 20% of the population accounted for 47.7% of total national income and the bottom 40% of the population accounted for 14.2% of the total national income. The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution

(% of total national income)

Income group	Second quarter of 2015	Fourth quarter of
		2016	2017	2018	2019
Lowest 40%	15.7%	14.8%	14.7%	14.1%	14.1%
Next 20%	16.2	15.6	15.2	15.1	15.3
Next 20%	23.7	23.0	23.2	22.6	23.1
Highest 20%	44.4	46.7	46.9	48.2	47.5
Highest 10%	28.2%	30.3%	30.4%	31.8%	31.0%

Source: INDEC and Ministry of Economy.

The Government has taken measures to address growing poverty and unemployment in Argentina. In 2018, the Government increased its expenditures allocated to measures designed to alleviate poverty, including increases in social security payments to workers under the Plan Jefes y Jefas de Hogar (Heads of Households Program), the extension of Programa de Empleo Comunitario (Community Employment Program), several programs promoting practical education and employment training and providing working tools to unemployed beneficiaries of different social programs, a pregnancy allowance, measures to provide access to health insurance benefits and the pension system for self-employed individuals, and the extension of the Programa de Crédito Argentino para la Vivienda Única Familiar (Credit Program for Family Living), among other measures.

Environment

Beginning in 2002, Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures require industrial companies to meet increasingly stringent safety standards.

In 2002, Argentina enacted the Ley General de Medioambiente (General Environment Law), ratifying the formation of the Consejo Federal de Medioambiente (Federal Environmental Council), responsible for the creation of a comprehensive environmental policy, the coordination of regional and national programs and strategies for environmental management, the formulation of policies for the sustainable use of environmental resources, the promotion of economic development and growth planning, the supervision of and conduct environmental impact studies, the establishment of environmental standards, and for carrying out comparative studies and managing the international financing of environmental projects. In addition, as a member of the Kyoto Protocol, Argentina has implemented various regulations aimed at curbing greenhouse gas emissions.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement relating to persistent organic contaminants;

•

the Proyecto de Desarrollo Sustentable de la Cuenca Matanza – Riachuelo (Cuenca Matanza – Riachuelo Sustainable Development Program) earmarks a portion of its funds for use in purchasing computing equipment to strengthen the Autoridad de Cuenca Matanza Riachuelo (Cuenca Matanza Riachuelo Authority) under the supervision of the Secretaría de Ambiente y Desarrollo Sustentable de la Jefatura de Gabinete de Ministros (Department for Environmental and Sustainable Development of the Cabinet of Ministers). In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza – Riachuelo Sustainable Development Program for a total cost of approximately U.S.$1 billion;

•

Proyecto Nacional para la Gestión Integral de los Residuos Sólidos Urbanos (National Project for the Management of Urban Solid Waste) is the first national project aimed at implementing solutions to waste problems through sustainable measures. The project provides technical and financial assistance for the development of infrastructure and related systems as an incentive for provinces and municipalities to develop their own plans and comprehensive management systems;

•	Unidad de Medio Ambiente (Environmental Unit) supports sustainable industrial development in Argentina by promoting environmental factors as a means of improving efficiency and competitiveness; and

•

El Fondo integral para el Desarrollo Regional (FONDER) finances the development of productive activities and services focused on the needs of micro-, small- and medium sized enterprises (“MSMEs”) and sectors with the aim of promoting job creation, increasing exports and developing local markets.

Access to Public Information Act

On September 14, 2016, Congress passed Law No. 27,275, granting public access to certain information of, among others, the Government, the attorney general’s office, the Judiciary Council, Congress, the Central Bank, entities owned by the Government, institutions or funds administered by the Government and business organizations or trusts that have received public funds.

BALANCE OF PAYMENTS

Overview

Since June 2017, the Republic reports balance of payments statistics pursuant to a methodology based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). In June 2017, INDEC restated balance of payments information published for the periods from 2006 to 2016 to include newly available information prepared in accordance with the methodology adopted in 2017 and in order to maintain consistency with the external sector data published by the Central Bank.

Balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Argentina’s balance of payments is comprised of three accounts:

•

the current account, which reflects a broad measure of the country’s international trade (goods and services), primary income (retribution for the temporary use of labor, financial resources or non-produced nonfinancial assets) and secondary income (current transfers for goods and investment income) between residents and non-residents;

•	the capital account, which shows credit and debit entries for non-produced, non-financial assets as well as capital transfers between residents and non-residents; and

•	the financial account, which registers net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The Republic’s balance of payments registered a deficit in the current account in each of the years from 2015 to 2019, which was financed, mainly, with borrowings recorded in the financial account.

In 2019, the Republic’s current account registered a deficit of U.S.$4.0 billion, compared to a deficit of U.S.$27.0 billion in 2018. This deficit reduction was primarily due to a reversal of the trade of goods and services account, which recorded a U.S.$13.0 billion surplus in 2019, compared to a U.S.$9.7 billion deficit recorded in 2018, and a U.S.$0.8 billion decrease in the primary income account deficit, which recorded a U.S.$17.8 billion deficit in 2019, compared to a U.S.$18.6 billion deficit recorded in 2018.

In 2019, the Republic’s capital account registered a U.S.$126 million surplus, representing a U.S.$42 million increase from the U.S.$84 million surplus recorded in 2018, mainly due to a reduction in non-produce non-financial assets, particularly in connection with intellectual transactions property rights and transfers of professional athletes.

In 2019, the Republic’s financial account registered net inflows of U.S.$5.2 billion, primarily due to a decrease of U.S.$21.4 billion in the stock of the Central Bank’s foreign currency reserves, net inflows of U.S.$8.0 billion recorded by the non-financial public sector (primarily represented by inflows from disbursements under the SBA entered into with the IMF), and U.S.$2.8 billion recorded by deposit-collecting entities, which were partially offset by U.S.$28.0 billion net outflows recorded in other sectors driven by an increase in the acquisition of financial assets (currency and deposits).

The following table sets forth information on the Republic’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Current account	U.S.$	(17,622)	U.S.$	(15,105)	U.S.$	(31,151)	U.S.$	(27,049)	U.S.$	(3,997)
Trade of Goods and Services		(6,600)		(4,035)		(15,143)		(9,709)		13,012
Goods(1)		(785)		4,416		(5,447)		(743)		18,227
Credit		56,809		57,960		58,662		61,801		65,155
Debit		57,594		53,544		64,109		62,544		46,928
Services(2)		(5,815)		(8,452)		(9,695)		(8,965)		(5,215)
Credit		13,214		13,425		15,506		15,274		14,134
Debit		19,029		21,876		25,202		24,239		19,349
Primary Income (Earnings)		(12,105)		(12,192)		(16,380)		(18,619)		(17,836)
Employee Compensation		26		(94)		(81)		(78)		(77)
Investment Earnings		(12,130)		(12,098)		(16,299)		(18,541)		(17,759)
Direct Investment		(8,145)		(7,166)		(8,682)		(7,415)		(5,677)
Portfolio Investments		(2,687)		(3,505)		(5,981)		(9,323)		(8,774)
Other Investments		(1,322)		(1,487)		(1,767)		(2,220)		(3,636)
Reserve Assets		24		61		130		417		328
Secondary Income (Current Transfers)		1,083		1,123		371		1,279		827
Capital Account		52		366		173		84		126
Net external financial needs		(17,570)		(14,739)		(30,978)		(26,965)		(3,871)
Financial Account		(18,498)		(13,964)		(31,273)		(27,985)		(5,153)
Central Bank		(12,486)		14,918		9,425		4,074		(22,375)
Reserves		(4,906)		14,311		14,556		11,277		(21,375)
Liabilities		7,580		(607)		5,131		7,203		1,000
Deposit-Collecting Entities		(1,493)		1,532		(6,068)		1,909		(2,790)
Government		1,000		(29,628)		(33,935)		(44,380)		(7,978)
Other Sectors		(5,518)		(785)		(695)		10,413		27,989
Net Errors and Omissions		(928)		775		(295)		(1,019)		(1,282)
Memorandum Item
Transactions of Reserve Assets Change		(4,906)		14,311		14,556		11,277		(21,375)
Central Bank International Reserve Variation		(5,844)		13,745		15,747		10,731		(20,937)
Exchange Rate Adjustment	U.S.$	(938)	U.S.$	(566)	U.S.$	1,191	U.S.$	(546)	U.S.$	437

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

The Republic’s current account is comprised of the merchandise trade balance, trade in services, primary income (compensation of personnel and revenue from investment) and secondary income (current transfers). The current account registered deficits for each year between 2015 and 2019.

The most important drivers of the current account deficits between 2015 and 2019 were:

•	outflows due to interest and dividend payments;

•	trade deficits between 2015 and 2018; and

•	outflows due to increasing demand by residents for services by non-residents, mainly related to freight and passenger transportation, tourism and royalties.

In 2015, the current account registered a U.S.$17.6 billion deficit, compared to the U.S.$9.2 billion deficit registered in 2014. The increase in the deficit was mainly the result of a decrease in the trade of goods and services account surplus and an increase in the deficit of the primary income account compared to 2014. An 8.4% decrease in imports of goods was outweighed by a 17.0% decrease in exports of goods, resulting in a trade of goods balance deficit compared to 2014.

In 2016, the current account registered a U.S.$15.1 billion deficit, compared to the U.S.$17.6 billion deficit registered in 2015. The decrease in the deficit was mainly the result of a decrease in the trade of goods and services deficit. Imports of goods decreased by 7.0%, while exports of goods increased by 2.0%, resulting in a trade of goods surplus compared to a trade of goods deficit in 2015. This trade of goods surplus was partially offset by a 45.3% deficit increase in trade of services.

In 2017, the current account registered a U.S.$31.2 billion deficit, compared to the U.S.$15.1 billion deficit registered in 2016. The increase in the deficit was mainly the result of:

•

a U.S.$15.1 billion deficit in the trade of goods and services account, which represented a U.S.$11.1 billion deficit increase from the U.S.$4.0 billion deficit recorded in 2016, mainly due to a U.S.$5.4 billion deficit in the goods account in 2017 compared to a surplus of U.S.$4.4 billion in 2016; and

•

a U.S.$16.4 billion deficit in the primary income account, which represented a U.S.$4.2 billion deficit increase from the U.S.$12.2 billion deficit recorded in 2016, mainly due to a 34.7% deficit increase in investment earnings.

In 2018, the current account registered a U.S.$27.0 billion deficit, compared to the U.S.$31.2 billion deficit registered in 2017. The decrease in the current account deficit was mainly the result of a U.S.$5.4 billion decrease in the trade of goods and services account deficit, from the U.S.$15.1 billion deficit recorded in 2017 to a U.S.$9.7 billion deficit recorded in 2018, driven primarily by a U.S.$4.7 billion decrease in the trade of goods account deficit registered during 2018. In 2018, the primary income account registered a U.S.$18.6 billion deficit, which represented a U.S.$2.2 billion increase from the U.S.$16.4 billion deficit recorded in 2017, mainly due to a U.S.$3.3 billion increase in portfolio investment outflows.

In 2019, the current account registered a U.S.$4.0 billion deficit, compared to the U.S.$27.0 billion deficit registered in 2018. The decrease in the current account deficit was mainly the result of a U.S.$22.7 billion variation in the trade of goods and services account, from the U.S.$9.7 billion deficit recorded in 2018 to a U.S.$13.0 billion surplus registered in 2019, driven primarily by a U.S.$18.2 billion surplus in the trade of goods account. In 2019, the primary income account registered a U.S.$17.8 billion deficit, which represented a U.S.$0.8 billion decrease from the U.S.$18.6 billion deficit recorded in 2018, mainly due to a U.S.$1.8 billion decrease in direct investment outflows.

Trade of Goods

Exports

In 2015, exports of goods totaled U.S.$56.8 billion, representing a 17.0% decrease as compared to 2014, primarily due to a 1.7% reduction in export volumes and a 15.6% decrease in prices.

In 2015:

•	exports of primary products decreased by 6.5%. This decrease resulted from an 18.5% fall in prices and a 14.8% increase in volumes exported;

•

exports of manufactured goods of agricultural origin decreased by 11.8%. This decrease resulted primarily from a 20.0% fall in prices, which was partially offset by a 10.3% increase in volumes exported;

•	exports of manufactured goods of industrial origin decreased by 21.3%. This decrease resulted from a 2.6% fall in prices and a 19.3% reduction in volumes exported; and

•	exports of fuel and energy decreased by 54.5%. This decrease resulted from a 45.4% fall in prices and a 16.9% reduction in volumes exported.

In 2016, exports of goods totaled U.S.$58.0 billion, representing a 2.0% increase as compared to 2015, primarily due to a 6.8% increase in export volumes, which was partially offset by a 4.5% decrease in prices.

In 2016:

•	exports of primary products increased by 18.0%. This increase resulted from a 22.9% increase in volume, which was partially offset by a 3.9% decrease in prices;

•

exports of manufactured goods of agricultural origin increased slightly by 0.3%. This increase resulted primarily from a 4.4% increase in volumes exported, which was offset by a 4.0% decrease in prices;

•	exports of manufactured goods of industrial origin decreased by 6.4%. This decrease resulted from a 4.1% fall in prices and a 2.3% reduction in volumes exported; and

•	exports of fuel and energy decreased by 8.8%. This decrease resulted from an 10.9% fall in prices, which was partially offset by a 2.7% increase in volumes exported.

In 2017, exports of goods totaled U.S.$58.7 billion, representing a 1.2% increase as compared to 2016, primarily due to a 1.4% increase in prices, which was partially offset by a 0.1% decrease in export volumes.

In 2017:

•	exports of primary products decreased by 5.6%. This decrease resulted from a 5.0% decrease in volume and a 0.6% decrease in prices;

•	exports of manufactured goods of agricultural origin decreased by 3.4%. This decrease resulted from a 3.3% decrease in volumes exported and a 0.1% decrease in prices;

•	exports of manufactured goods of industrial origin increased by 11.8%. This increase resulted from a 1.7% rise in prices and a 9.9% increase in volumes exported; and

•	exports of fuel increased by 21.1%. This increase resulted from a 29.6% rise in prices, which was partially offset by a 6.8% decrease in volumes exported.

In 2017, exports of citrus products to Brazil were resumed after their suspension in 2009 and agreements intended to facilitate the import of agricultural products were reached with Japan.

In 2018, exports of goods totaled U.S.$61.8 billion, representing a 5.4% increase as compared to 2017, primarily due to a 5.7% increase in prices, which was partially offset by a 0.4% decrease in volumes exported.

In 2018:

•

exports of primary products decreased by 5.4%. This decrease resulted from an 11.2% reduction in volumes exported (mainly due to the drought that affected the agricultural sector), which was partially offset by a 6.5% increase in prices;

•	exports of manufactured goods of agricultural origin increased by 1.6%. This increase resulted from a 7.0% rise in prices which was partially offset by a 5.0% decrease in volumes exported;

•	exports of manufactured goods of industrial origin increased by 9.7%. This increase resulted from a 9.1% increase in volumes exported and a 0.5% increase in prices; and

•	exports of fuel and energy increased by 69.6%. This increase resulted from a 42.4% increase in volumes exported and a 19.0% increase in prices.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods. In 2018, 59.9% of all exports were agricultural products (either primary or processed). In 2018 exports of lemon were resumed to the United States after a 17 year suspension, and commenced to Mexico.

In January 2018, Argentina regained access to the U.S. Generalized System of Preferences, under which over 500 Argentine exports enjoy preferential tariffs. Argentina had been suspended from the system in 2012 due to its failure to comply with ICSID awards related to U.S. companies. In April 2018, the United States agreed to lift tariffs from Argentine steel and aluminum exports.

Further, in January 2018, the Government reached an agreement with China on the elimination of non-tariff restrictions on imports of Argentine meat.

In 2019, exports of goods totaled U.S.$65.2 billion, representing a 5.4% increase as compared to 2018, primarily due to a 12.2% increase in volumes exported, which was partially offset by a 6.0% decrease in prices.

In 2019:

•

exports of primary products increased by 25.1%. This increase resulted from a 33.2% increase in volumes exported (mainly due to the recovery from the drought that affected the agricultural sector in 2018), which was partially offset by a 6.1% decrease in prices;

•	exports of manufactured goods of agricultural origin increased by 4.6%. This increase resulted from a 14.2% rise in volumes exported, which was partially offset by a 8.5% decrease in prices;

•	exports of manufactured goods of industrial origin decreased by 6.8%. This decrease resulted from a 4.5% decrease in volumes exported and a 2.4% decrease in prices; and

•	exports of fuel and energy increased by 4.1%. This increase resulted from a 12.6% increase in volumes exported, which was partially offset by a 7.6% decrease in prices.

The following tables set forth information on Argentina’s export products for the periods specified.

Exports by Groups of Products (1)

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Primary products:
Cereal	U.S.$	4,842	U.S.$	6,975	U.S.$	6,969	U.S.$	7,646	U.S.$	9,425
Seeds and oilseeds		4,746		3,839		3,148		1,784		4,104
Fish and raw seafood		1,180		1,421		1,707		1,860		1,557
Fruits		776		875		801		856		712
Vegetables		461		726		736		609		641
Copper		711		1,004		744		504		362
Tobacco		195		375		306		287		240
Honey		164		168		183		174		147
Others		227		310		220		394		332

Total		13,301		15,694		14,813		14,021		17,520

Manufactured goods of agricultural origin:
Residues(2)		10,650		10,785		9,834		9,997		9,541
Oils and fats		4,703		4,970		4,858		3,990		4,693
Meat		1,444		1,540		1,937		2,702		3,915
Vegetable Products		1,113		1,163		1,153		1,211		1,011
Drinks, alcoholic beverages and vinegar		929		926		918		939		891
Grain mill products		870		755		764		718		777
Dairy food		866		638		584		755		773
Hides and skins		861		747		746		743		586
Others		1,852		1,839		1,770		1,886		1,775

Total		23,288		23,362		22,564		22,941		23,962

Manufactured goods of industrial origin:
Transport equipment		5,992		5,012		5,781		7,433		6,460
Chemicals		4,153		4,493		4,388		4,318		3,843
Stones and precious metals		2,514		2,233		2,517		2,504		2,568
Basic metals		1,344		1,265		1,732		2,191		2,002
Machines and equipment		1,375		1,271		1,365		1,486		1,379
Plastics		950		979		996		1,079		836
Paper, cardboard, and printed publications		387		333		411		504		471
Rubber and its manufactures		228		252		299		275		292
Maritime, fluvial and air transport vehicles		290		343		583		186		196
Others		715		625		718		642		1,164

Total		17,949		16,806		18,789		20,618		19,211

Fuel and energy:
Fuel		2,245		1,995		2,478		3,613		3,696
Energy		1		54		—		588		726

Total		2,246		2,048		2,478		4,201		4,422

Total exports	U.S.$	56,784	U.S.$	57,909	U.S.$	58,645	U.S.$	61,782	U.S.$	65,115

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of Economy.

Exports by Groups of Products(1)

(as % of total exports)

	2015	2016	2017	2018	2019
Primary products:
Cereal	8.5%	12.0%	11.9%	12.3%	14.5%
Seeds and oilseeds	8.4	6.6	5.4	2.9	6.3
Fish and raw seafood	2.1	2.5	2.9	3.0	2.4
Fruits	1.4	1.5	1.4	1.4	1.1
Vegetables	0.8	1.3	1.3	1.0	1.0
Copper	1.3	1.7	1.3	0.8	0.6
Tobacco	0.3	0.6	0.5	0.5	0.4
Honey	0.3	0.3	0.3	0.3	0.2
Others	0.4	0.5	0.4	0.6	0.5

Total	23.4%	27.1%	25.3%	22.7%	26.9%

Manufactured goods of agricultural origin:
Residues(2)	18.8	18.6	16.8	16.2	14.7
Oils and fats	8.3	8.6	8.3	6.5	7.2
Meat	2.5	2.7	3.3	4.4	6.0
Vegetable Products	2.0	2.0	2.0	2.0	1.6
Drinks, alcoholic beverages and vinegar	1.6	1.6	1.6	1.5	1.4
Grain mill products	1.5	1.3	1.3	1.2	1.2
Dairy food	1.5	1.1	1.0	1.2	1.2
Hides and skins	1.5	1.3	1.3	1.2	0.9
Others	3.3	3.2	3.0	3.1	2.7

Total	41.0%	40.3%	38.5%	37.1%	36.8%

Manufactured goods of industrial origin:
Transport equipment	10.6	8.7	9.9	12.0	9.9
Chemicals	7.3	7.8	7.5	7.0	5.9
Stones and precious metals	4.4	3.9	4.3	4.1	3.9
Basic metals	2.4	2.2	3.0	3.5	3.1
Machines and equipment	2.4	2.2	2.3	2.4	2.1
Plastics	1.7	1.7	1.7	1.7	1.3
Paper, cardboard, and printed publications	0.7	0.6	0.7	0.8	0.7
Rubber and its manufactures	0.4	0.4	0.5	0.4	0.4
Maritime, fluvial and air transport vehicles	0.5	0.6	1.0	0.3	0.3
Others	1.3	1.1	1.2	1.0	1.8

Total	31.6%	29.0%	32.0%	33.4%	29.5%

Fuel and energy:
Fuel	4.0	3.4	4.2	5.8	5.7
Energy	—	0.1	—	1.0	1.1

Total	4.0%	3.5%	4.2%	6.8%	6.8%

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of Economy.

Imports

In 2015, imports of goods decreased by 8.4% to U.S.$60.2 billion from U.S.$65.7 billion in 2014. Capital goods and spare parts and accessories for capital goods represented 41.2% of total imports, while intermediate goods amounted to 30.1% of total imports. Imports of fuel and energy decreased by 39.6% and imports of motor vehicles for passengers decreased by 6.2%, while imports of consumption goods increased by 2.0%, in each case in terms of their U.S. dollar value.

In 2016, imports of goods decreased by 7.2% to U.S.$55.9 billion from U.S.$60.2 billion in 2015. Capital goods and spare parts and accessories for capital goods represented 42.0% of total imports, while imports of intermediate goods decreased by 14.5% and amounted to 27.7% of total imports. Imports of fuel and energy decreased by 29.2% and imports of motor vehicles for passengers increased by 33.3%, while imports of consumption goods increased by 8.5%, in each case in terms of their U.S. dollar value.

In 2017, imports of goods increased by 19.8% to U.S.$66.9 billion from U.S.$55.9 billion in 2016. Capital goods and spare parts and accessories for capital goods increased by 18.8% and represented 41.6% of total imports, while imports of intermediate goods increased by 15.2% and amounted to 26.7% of total imports. Imports of fuel and energy increased by 17.9% and imports of motor vehicles for passengers increased by 40.9%, while imports of consumption goods increased by 20.9%, in each case in terms of their U.S. dollar value.

In 2018, imports of goods decreased by 2.2% to U.S.$65.5 billion from U.S.$66.9 billion in 2017. Capital goods and spare parts and accessories for capital goods decreased 12.3% and represented 37.3% of total imports, while imports of intermediate goods increased by 14.6% and amounted to 31.2% of total imports. Imports of fuel and energy increased by 14.6% and imports of motor vehicles for passengers decreased by 16.2%, while imports of consumption goods decreased by 5.1%, in each case, in terms of their U.S. dollar value.

In 2019, imports of goods decreased by 25.0% to U.S.$49.1 billion from U.S.$65.5 billion in 2018. Capital goods and spare parts and accessories for capital goods decreased 23.8% and represented 37.9% of total imports, while imports of intermediate goods decreased by 16.2% and amounted to 34.9% of total imports. Imports of fuel and energy decreased by 32.2% and imports of motor vehicles for passengers decreased by 55.2%, while imports of consumption goods decreased by 25.6%, in each case, in terms of their U.S. dollar value.

The following tables set forth information on Argentina’s import products grouped by economic uses for the periods specified.

Imports by Economic Uses (1)

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Intermediate goods	U.S.$	18,104	U.S.$	15,483	U.S.$	17,840	U.S.$	20,448	U.S.$	17,132
Parts and accessories of capital goods		12,761		11,308		12,925		12,171		10,124
Capital goods		12,304		12,122		14,908		12,238		8,478
Consumption goods		6,820		7,399		8,947		8,488		6,314
Fuel and energy		8,854		4,856		5,723		6,555		4,446
Motor vehicles for passengers		3,353		4,468		6,297		5,275		2,362
Others		276		216		299		307		268

Total	U.S.$	60,203	U.S.$	55,852	U.S.$	66,938	U.S.$	65,483	U.S.$	49,125

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

The following tables set forth information on Argentina’s import products grouped by principal characteristics for the periods specified.

Imports by Groups of Products(1)

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Machines, instruments and electric materials	U.S.$	17,081	U.S.$	15,420	U.S.$	18,561	U.S.$	17,333	U.S.$	14,013
Industrial products		9,457		8,486		9,070		9,700		8,939
Transport equipment		9,867		11,520		14,825		11,521		5,991
Mineral products		7,348		5,193		6,184		7,134		4,785
Plastic, rubber and manufactures		3,649		3,187		3,485		3,394		2,968
Common metals and manufactures		3,534		2,628		3,573		3,621		2,784
Products of vegetable origin		645		977		1,501		3,217		2,213
Optical instruments, medical-surgical precision equipment, watches and music equipment		1,909		1,684		1,884		1,797		1,435
Textiles and manufactures		1,437		1,465		1,562		1,572		1,173
Wood pulp, paper and paperboard		1,179		1,047		1,126		1,161		994
Commodities and other products		915		1,031		1,233		1,172		838
Feeding products, beverages and tobacco		875		923		1,116		1,075		800
Footwear, umbrellas, artificial flowers and others		477		612		697		642		446
Stone manufactures, plaster and cement, asbestos, mica, ceramic and glass		604		580		679		613		433
Live animals and products of animal origin		168		243		294		320		263
Other products		1,059		857		1,148		1,209		1,051

Total imports	U.S.$	60,203	U.S.$	55,852	U.S.$	66,938	U.S.$	65,483	U.S.$	49,125

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

Source: INDEC and Ministry of Economy.

Imports by Groups of Products(1)

(as % of total imports)

	2015	2016	2017	2018	2019
Machines, instruments and electric materials	28.4%	27.6%	27.7%	26.5%	28.5%
Industrial products	15.7	15.2	13.6	14.8	18.2
Transport equipment	16.4	20.6	22.1	17.6	12.2
Mineral products	12.2	9.3	9.2	10.9	9.7
Plastic, rubber and manufactures	6.1	5.7	5.2	5.2	6.0
Common metals and manufactures	5.9	4.7	5.3	5.5	5.7
Products of vegetable origin	1.1	1.7	2.2	4.9	4.5
Optical instruments, medical-surgical precision equipment, watches and music equipment	3.2	3.0	2.8	2.7	2.9
Textiles and manufactures	2.4	2.6	2.3	2.4	2.4
Wood pulp, paper and paperboard	2.0	1.9	1.7	1.8	2.0
Commodities and other products	1.5	1.8	1.8	1.8	1.7
Feeding products, beverages and tobacco	1.5	1.7	1.7	1.6	1.6
Footwear, umbrellas, artificial flowers and others	0.8	1.1	1.0	1.0	0.9
Stone manufactures, plaster, cement, asbestos, mica, ceramic and glass	1.0	1.0	1.0	0.9	0.9
Live animals and products of animal origin	0.3	0.4	0.4	0.5	0.5
Other products	1.8	1.5	1.7	1.8	2.1

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

Source: INDEC and Ministry of Economy.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import substitution policies with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy. Following the collapse of the Convertibility Regime in 2002, the Government introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods (including by discouraging exports) and protect local industries.

In 2012, a complaint was submitted to the dispute settlement body of the WTO challenging Argentina’s use of non-trade barriers and certain practices of the Government with respect to imports. The dispute related to two primary measures: (i) the requirement for importers to file a non-automatic import license in the form of a DJAI and (ii) the imposition of trade-related requirements mandating foreign companies to limit their imports, offset their imports with equivalent exports and increase the local content of products made within Argentina as a condition to import into Argentina or to obtain certain benefits. The WTO dispute settlement body found that such practices violated international trade rules. Argentina was given until December 31, 2015, to comply with the WTO’s ruling. On January 14, 2016, Argentina notified the dispute settlement body of the WTO that it had repealed the disputed measures. On January 18, 2016, the European Union and Argentina informed the dispute settlement body that they had reached an agreement relating to the procedures to facilitate the resolution of the dispute and reduce the scope for future procedural disputes, and the complaint was withdrawn.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil. Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentine exports for the periods specified.

Geographic Distribution of Exports(1)

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Brazil	U.S.$	10,098	U.S.$	9,040	U.S.$	9,325	U.S.$	11,288	U.S.$	10,385
China		5,387		4,669		4,606		4,497		7,053
United States		3,435		4,491		4,535		4,287		4,110
Chile		2,405		2,306		2,646		3,059		3,069
Netherlands		1,214		1,183		1,394		1,718		1,807
Peru		720		821		1,073		1,169		1,588
Spain		1,364		1,648		1,486		1,594		1,432
Uruguay		1,233		1,139		1,208		1,247		1,136
Paraguay		1,055		983		1,176		1,257		1,017
Germany		1,344		1,272		1,172		1,055		942
Canada		1,292		1,148		1,342		1,339		651
Rest of ALADI(2)		3,890		3,259		2,817		3,239		3,077
Rest of EU		4,326		4,498		4,676		4,887		4,641
Association of Southeast Asian Nations		4,583		5,803		5,059		5,260		6,351
Middle East		2,249		2,261		2,507		2,932		3,304
Rest of Asia		3,363		3,903		3,471		2,656		3,905
Rest of world(3)		7,900		8,771		9,210		9,153		9,743
Indeterminate destination(4)		926		714		940		1,145		904

Total	U.S.$	56,784	U.S.$	57,909	U.S.$	58,645	U.S.$	61,782	U.S.$	65,115

Memorandum items:
MERCOSUR(5)	U.S.$	13,756	U.S.$	11,869	U.S.$	11,955	U.S.$	14,151	U.S.$	12,664
ALADI	U.S.$	19,401	U.S.$	17,548	U.S.$	18,247	U.S.$	21,259	U.S.$	20,272

(1)	Measured on a FOB basis.
(2)	As of September 30, 2020, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Panama, Uruguay and Venezuela.
(3)	Includes exports to all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of September 30, 2020, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Economy.

Geographic Distribution of Exports (1)

(as % of total exports)

	2015	2016	2017	2018	2019
Brazil	17.8%	15.6%	15.9%	18.3%	15.9%
China	9.5	8.1	7.9	7.3	10.8
United States	6.0	7.8	7.7	6.9	6.3
Chile	4.2	4.0	4.5	5.0	4.7
Netherlands	2.1	2.0	2.4	2.8	2.8
Peru	1.3	1.4	1.8	1.9	2.4
Spain	2.4	2.8	2.5	2.6	2.2
Uruguay	2.2	2.0	2.1	2.0	1.7
Paraguay	1.9	1.7	2.0	2.0	1.6
Germany	2.4	2.2	2.0	1.7	1.4
Canada	2.3	2.0	2.3	2.2	1.0
Rest of ALADI(2)	6.9	5.9	4.8	5.2	4.7
Rest of EU	7.6	7.8	8.0	7.9	7.1
Association of Southeast Asian Nations	8.1	10.0	8.6	8.5	9.8
Middle East	4.0	3.9	4.3	4.7	5.1
Rest of Asia	5.9	6.7	5.9	4.3	6.0
Rest of world(3)	13.9	15.1	15.7	14.8	15.0
Indeterminate destination(4)	1.6	1.2	1.6	1.9	1.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(5)	24.2%	20.5%	20.4%	22.9%	19.4%
ALADI	34.2%	30.3%	31.1%	34.4%	31.1%

(1)	Measured on a FOB basis.
(2)	As of September 30, 2020, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes exports from all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of September 30, 2020, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina— Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Economy.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports(1)

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Brazil	U.S.$	13,044	U.S.$	13,605	U.S.$	17,872	U.S.$	15,577	U.S.$	10,094
China		11,861		10,487		12,331		12,092		9,267
United States		7,937		6,985		7,636		7,716		6,274
Germany		3,129		3,054		3,229		3,351		2,766
Paraguay		422		712		1,105		2,177		1,647
Bolivia		1,468		812		1,249		1,442		1,369
Italy		1,376		1,436		1,676		1,559		1,126
Mexico		1,828		1,785		2,081		1,877		1,125
Spain		960		921		1,452		1,431		977
Japan		1,222		953		1,057		1,082		895
France		1,453		1,553		1,345		1,110		885
Rest of ALADI(2)		1,936		1,951		2,242		2,140		1,633
Rest of EU		3,147		3,033		3,824		3,815		3,193
Association of Southeast Asian Nations		2,032		2,336		2,819		2,867		2,685
Middle East		537		781		798		1,147		533
Rest of Asia		2,392		2,079		2,180		2,056		1,670
Rest of world(3)		4,934		2,944		3,471		3,448		2,403
Indeterminate origin(4)		525		425		571		596		583

Total(5)		U.S.$60,203		U.S.$55,852		U.S.$66,938		U.S.$65,483		U.S$49,125

Memorandum items:
MERCOSUR(6)		13,891		14,857		19,484		18,235		12,159
ALADI		18,698		18,865		24,549		23,213		15,868

(1)	Measured on a CIF basis.
(2)	As of September 30, 2020, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated more frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of September 30, 2020, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Economy.

Geographic Distribution of Imports (1)

(as % of total imports)

	2015	2016	2017	2018	2019
Brazil	21.7%	24.4%	26.7%	23.8%	20.5%
China	19.7	18.8	18.4	18.5	18.9
United States	13.2	12.5	11.4	11.8	12.8
Germany	5.2	5.5	4.8	5.1	5.6
Paraguay	0.7	1.3	1.7	3.3	3.4
Bolivia	2.4	1.5	1.9	2.2	2.8
Italy	2.3	2.6	2.5	2.4	2.3
Mexico	3.0	3.2	3.1	2.9	2.3
Spain	1.6	1.6	2.2	2.2	2.0
Japan	2.0	1.7	1.6	1.7	1.8
France	2.4	2.8	2.0	1.7	1.8
Rest of ALADI(2)	3.2	3.5	3.3	3.3	3.3
Rest of EU	5.2	5.4	5.7	5.8	6.5
Association of Southeast Asian Nations	3.4	4.2	4.2	4.4	5.5
Middle East	0.9	1.4	1.2	1.8	1.1
Rest of Asia	4.0	3.7	3.3	3.1	3.4
Rest of world(3)	8.1	5.3	5.2	5.3	4.9
Indeterminate origin(4)	0.9	0.8	0.9	0.9	1.2

Total(5)	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(6)	23.1%	26.6%	29.1%	27.8%	24.8%
ALADI	31.1%	33.8%	36.7%	35.4%	32.3%

(1)	Measured on a CIF basis.
(2)	As of September 30, 2020, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated more frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of September 30, 2020, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Economy.

Trade with MERCOSUR Countries

Framework

In addition to Argentina, the MERCOSUR Member States include Brazil, Paraguay, Uruguay and, commencing in 2012, Venezuela. Since December 2016, Venezuela’s status as a full member has been suspended by the other Member States. See “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.” In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. MERCOSUR’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy. See, however, “The Republic of Argentina—Foreign Affairs and International Organizations.”

Trade

Trade among MERCOSUR Member States increased significantly in the 10 years leading up to 2010, but has decreased ever since. This decline has occurred in the context of deteriorating external and internal economic conditions. This negative performance has been a widespread phenomenon affecting all Member States.

Argentina’s trade with MERCOSUR Member States reached U.S.$24.8 billion in 2019, representing 21.7% of Argentina’s total trade. Argentine exports to the other MERCOSUR Member States amounted U.S.$12.7 billion, equivalent to 19.4% of Argentina’s total global exports, while imports from MERCOSUR amounted to U.S.$12.2 billion, equivalent to 24.8% of Argentina’s total imports. Argentina registered a U.S.$0.5 billion trade surplus with MERCOSUR in 2019, as compared to U.S.$4.1 billion deficit in 2018. This variation was primarily due to a change in trade balance with Brazil, from a U.S.$4.4 billion deficit in 2018 to a U.S.$0.2 billion surplus in 2019.

Brazil

Brazil is Argentina’s primary export market and source of imports. Manufactured goods of industrial origin account for approximately 65.3% of total exports. In 2019, the main imports from Brazil included intermediate goods, which totaled U.S.$3.9 billion, and motor vehicles which totaled U.S.$2.0 billion. Main exports to Brazil in 2019 were manufactured goods of industrial origin, which totaled U.S.$6.8 billion, followed by primary products, which totaled U.S.$1.8 billion. In 2019, Argentina’s trade surplus with Brazil was U.S.$226 million, as compared to a deficit of U.S.$4.4 billion in 2018, primarily as a result of a 35.3% decrease in total imports from Brazil, whilst total exports to Brazil decreased 8.0%.

The decrease in imports from Brazil in 2019 as compared to 2018 was driven by a 49.4% decrease in imports of capital goods and a 50.6% decrease in imports of motor vehicles.

The decrease in exports to Brazil in 2019 as compared to 2018 was mainly the result of a 11.1% decrease in exports of manufactured goods of industrial origin and a 5.0% decrease in exports of primary products.

China

China is one of Argentina’s main trade partners. Imports from China include mainly chemical products, machinery and electronic devices, motorcycles and engines with small cylinder volumes, and toys. Exports to China include mainly agricultural commodities, such as wheat, soy and corn, as well as meat and its derivative products.

In 2019, imports from China included mainly intermediate goods, which totaled U.S.$2.7 billion, capital goods, which totaled U.S.$2.6 billion, and spare parts and accessories, which totaled U.S.$2.5 billion. Exports to China in 2019 were mainly primary products for U.S.$3.6 billion, followed by manufactured products of agricultural origin, which totaled U.S.$3.0 billion. In 2019, Argentina’s trade deficit with China was U.S.$2.2 billion, as compared to U.S.$7.6 billion in 2018.

Total imports from China decreased by 23.4% in 2019 as compared to 2018, mainly due to a decrease in imports of consumption goods, capital goods and parts and accessories.

Total exports to China increased by 56.8% in 2019 as compared to 2018, primarily due to a 89.2% increase in exports of primary products and a 81.3% increase in exports of manufactured products of agricultural origin, which was partially offset by a 68.6% decrease in exports of fuel and energy.

United States

Historically, the United States has been one of Argentina’s most important trade partners. Manufactured goods constitute a significant share of Argentine exports to the United States, while capital and intermediate goods constitute a significant share of Argentina’s imports from the United States.

In 2019, imports from the United States included mainly intermediate goods, which totaled U.S.$2.5 billion, fuel, which totaled U.S.$1.3 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$1.0 billion. Exports to the United States for the same period were mainly manufactured products of industrial origin, which totaled U.S.$1.7 billion, followed by fuel and energy, which totaled U.S.$1.0 billion. In 2019, Argentina’s trade deficit with the United States was U.S.$2.2 billion, as compared to a deficit of U.S.$3.4 billion in 2018, mainly due to a 18.7% decrease in total imports from the United States, while total exports to the United States decreased by 4.1%.

The decrease in imports from the United States in 2019 as compared to 2018 was mainly the result of decreases in demand for intermediate and capital goods, fuel and consumption goods.

The decrease in exports to the United States in 2019 as compared to 2018 was primarily due to a 9.9% decrease in exports of manufactured products of industrial origin. This decrease was partially offset by a 4.4% increase in exports of fuel and energy.

Trade of Services

The services trade balance records the amount of services (including financial services, but excluding payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of services that non-residents purchase in Argentina. For instance, a deficit in service trade indicates that the value of services purchased by Argentine residents outside Argentina exceeds the value of services purchased in Argentina by non-residents. Argentina’s services account also factors in partially in Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with export and import transactions.

In 2015, net outflows recorded by the trade of services account increased by U.S.$1.2 billion to U.S.$5.8 billion, as a result of an increase in outflows on account of services that exceeded the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2015 was due to:

•	a 26.2% increase in net outflows in the transportation account, from U.S.$1.7 billion in 2014 to U.S.$2.2 billion in 2015; and

•	a 100.9% increase in net outflows in the tourism account, from U.S.$1.0 billion in 2014 to U.S.$2.1 billion in 2015.

These increases in net outflows were partially offset by a 4.8% increase in net inflows in the professional, technical, business services account, from U.S.$1.0 billion in 2014 to U.S.$1.1 billion in 2015.

In 2016, net outflows recorded by the trade of services account increased by U.S.$2.6 billion to U.S.$8.5 billion, as a result of an increase in net outflows on account of services that was exacerbated by a decrease in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2016 was due to:

•	a 17.8% increase in net outflows in the transportation account, from U.S.$2.2 billion in 2015 to U.S.$2.5 billion in 2016; and

•	a 129.4% increase in net outflows in the tourism account, from U.S.$2.1 billion in 2015 to U.S.$4.7 billion in 2016.

In 2017, net outflows recorded by the trade of services account increased by U.S.$1.7 billion to U.S.$10.1 billion, as a result of an increase in outflows on account of services, which was higher than the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2017 was due to:

•	a 28.4% increase in net outflows in the transportation account, from U.S.$2.5 billion in 2016 to U.S.$3.3 billion in 2017; and

•	a 27.3% increase in net outflows in the tourism account, from U.S.$4.7 billion in 2016 to U.S.$6.0 billion in 2017.

In 2018, net outflows recorded by the trade of services account decreased by U.S.$0.9 billion to U.S.$9.3 billion, as a result of a decrease in outflows on account of services, which exceeded the increase in inflows on account of services. Specifically, the decrease in net outflows recorded by the trade of services account in 2018 was due to:

•	a 14.9% decrease in net outflows in the tourism account, from U.S.$6.0 billion in 2017 to U.S.$5.1 billion in 2018; and

•	a 15.9% decrease in net outflows in the royalties account, from U.S.$2.1 billion in 2017 to U.S.$1.8 billion in 2018.

In 2019, net outflows recorded by the trade of services account decreased by U.S.$3.8 billion to U.S.$5.2 billion, as a result of a decrease in outflows on account of services, which surpassed the decrease in inflows on account of services. Specifically, the decrease in net outflows recorded by the trade of services account in 2019 was due to:

•	a 48.9% decrease in net outflows in the tourism account, from U.S.$5.1 billion in 2018 to U.S.$2.6 billion in 2019; and

•	a 33.7% decrease in net outflows in the transportation account, from U.S.$3.0 billion in 2018 to U.S.$2.0 billion in 2019.

The table below sets forth the net results of Argentina’s services trade for the periods specified.

Services

(in millions of U.S. dollars, at current prices)

		2015		2016		2017		2018		2019
Transportation:
Freight	U.S.$	(1,600)	U.S.$	(1,456)	U.S.$	(1,908)	U.S.$	(2,026)	U.S.$	(1,454)
Passenger		(1,852)		(2,095)		(2,342)		(1,977)		(1,563)
Other		1,296		1,012		998		959		998
Total transportation		(2,155)		(2,539)		(3,252)		(3,044)		(2,019)
Tourism		(2,055)		(4,713)		(6,009)		(5,107)		(2,609)
Royalties		(2,016)		(1,940)		(1,994)		(1,700)		(1,442)
Professional, technical, business services		1,076		1,313		1,758		1,091		1,042
Others(1)		(665)		(574)		(199)		(206)		(187)

Total services		U.S.$(5,815)		U.S.$(8,452)		U.S.$(9,695)		U.S.$(8,965)		U.S.$(5,215)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.

Source: INDEC and Ministry of Economy.

Tourism

In 2015, the tourism sector registered U.S.$2.1 billion in net outflows compared to U.S.$1.0 billion in net outflows in 2014. This increase in net outflows was primarily due to a 16.7% increase in outflows related to residents traveling abroad and a 0.7% decrease in inflows related to non-residents traveling to Argentina.

In 2016, the tourism sector registered U.S.$4.7 billion in net outflows compared to U.S.$2.1 billion in net outflows in 2015. This increase in net outflows was primarily due to a 38.6% increase in outflows related to residents traveling abroad which exceeded the 0.8% increase in inflows related to non-residents traveling to Argentina.

In 2017, the tourism sector registered U.S.$6.0 billion in net outflows compared to U.S.$4.7 billion in net outflows in 2016. This increase in net outflows was primarily due to a 17.6% increase in outflows related to residents traveling abroad, which exceeded an 8.1% increase in inflows related to non-residents traveling to Argentina.

In 2018, the tourism sector registered U.S.$5.1 billion in net outflows compared to U.S.$6.0 billion in net outflows in 2017. This decrease in net outflows was primarily due to a 6.2% decrease in outflows related to residents traveling abroad while inflows related to non-residents traveling to Argentina increased by 3.6%.

In 2019, the tourism sector registered U.S.$2.6 billion in net outflows compared to U.S.$5.1 billion in net outflows in 2018. This decrease in net outflows was primarily due to a 26.4% decrease in outflows related to residents traveling abroad while inflows related to non-residents traveling to Argentina decreased by 5.8%.

The following table sets forth tourism information for the years specified.

Tourism Statistics

	2015	2016	2017	2018	2019
Income from tourism (in millions of U.S.$)	4,927	4,967	5,370	5,563	5,241
Expenses from tourism (in millions of U.S.$)	6,982	9,679	11,378	10,670	7,850
Balance (in millions of U.S.$)	(2,055)	(4,713)	(6,009)	(5,107)	(2,609)

Source: INDEC and Ministry of Economy.

Primary income

The primary income account records amounts payable and receivable between residents and non-residents in return for receiving or providing temporary use of labor, financial resources and non-produced non-financial assets, including, among other things, compensation of personnel and investment income (comprised of revenues obtained or paid for direct investment, portfolio investment, other investments and reserve assets).

In 2015, the primary income deficit increased by 4.2% to U.S.$12.1 billion, primarily due to an 11.6% increase in net outflows from direct investment. The increase in net outflows from direct investment was due to higher payments to non-residents from direct investment compared to 2014. The net portfolio investment outflows decreased by 8.6% compared to 2014.

In 2016, the primary income deficit stood at U.S.$12.2 billion. The net portfolio investment outflows increased by 30.4%, the net outflow from other investments increased by 12.4%, while net flows from employee compensation turned into a U.S.$94 million outflow, compared to a U.S.$26 million inflow in 2015. These effects were partially offset by a 12.0% decrease in net outflow from direct investment.

In 2017, the primary income net outflows increased by 34.4% to U.S.$16.4 billion, primarily due to a 70.6% increase in net portfolio investment outflows and a 21.1% increase in net outflows from direct investment compared to 2016.

In 2018, the primary income net outflows increased by 13.7% to U.S.$18.6 billion, primarily due to a 55.9% increase in net portfolio investment outflows and a 25.6% increase in other investment net outflows, partially offset by a 14.6% decrease in net direct investment outflows.

In 2019, the primary income net outflows decreased by 4.2% to U.S.$17.8 billion, primarily due to a 23.4% decrease in net direct investment outflows and a 5.9% decrease in net portfolio investment outflows, partially offset by a 63.8% increase in other investment net outflows.

The following table sets forth primary income information for the years specified.

Primary Income

(in millions of U.S. dollars)

	2015	2016	2017	2018	2019
Primary Income (earnings)	(12,105)	(12,192)	(16,380)	(18,619)	(17,836)
Credit	2,359	2,824	4,017	6,282	6,335
Employee Compensation	216	79	110	90	85
Investment Income	2,144	2,746	3,907	6,193	6,250
Direct Investment	647	699	1,019	1,523	1,300
Portfolio Investment	1,070	1,358	1,966	3,034	3,238
Other Investment	401	627	791	1,219	1,384
Reserve Assets	24	61	130	417	328
Debit	14,464	15,017	20,397	24,901	24,171
Employee Compensation	190	173	190	168	162
Investment Income	14,274	14,844	20,206	24,733	24,010
Direct Investment	8,793	7,866	9,701	8,938	6,977
Portfolio Investment	3,758	4,864	7,947	12,357	12,012
Other Investment	1,724	2,114	2,559	3,438	5,020

Source: INDEC and Ministry of Economy.

Capital Account

The capital account records the capital transfers between residents and non-residents of Argentina and the acquisition and disposal of non-produced, non-financial assets.

As required by the balance of payments reporting methodology adopted by INDEC in 2017 in accordance with the IMF recommendations, the capital account is presented separately from the financial account.

The capital account registered surpluses for each year from 2015 to 2019.

In 2015, the capital account recorded U.S.$51.9 million net inflows, an 8.6% decrease from the capital account U.S.$56.8 million net inflows recorded in 2014. This decrease was mainly due to a reduction in capital transfers.

In 2016, the capital account recorded U.S.$365.8 million net inflows, a 604.4% increase from the capital account U.S.$51.9 million net inflows recorded in 2015.

In 2017, the capital account recorded U.S.$173.0 million net inflows, a 52.7% decrease from the capital account U.S.$365.8 million net inflows recorded in 2016. This decrease was mainly due to a reduction in capital transfers to financial entities, non-financial entities and households.

In 2018, the capital account recorded U.S.$83.8 million net inflows, a 51.5% decrease from the capital account U.S.$173.0 million net inflows recorded in 2017.

In 2019, the capital account recorded U.S.$126.1 million net inflows, a 50.4% increase from the capital account U.S.$83.8 million net inflows recorded in 2018.

Financial Account

The financial account records the net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The financial account includes direct investment flows, portfolio investment, financial derivatives (other than foreign currency reserves), other investments and reserve assets (monetary gold, special drawing rights, reserve position in the IMF and other reserve assets). The reserves of the Central Bank make up part of the financial account. Distributable income generated in Argentina by foreign-owned assets that are not distributed, whether by determination of the owner or as a result of regulatory impediments (such as controls on remittances), is treated as an inflow in the year generated and not remitted for the purpose of the financial account.

In 2015, the financial account recorded net inflows of U.S.$18.5 billion, a 98.5% increase compared to 2014.

Deposit-Collecting Entities. In 2015, deposit-collecting entities recorded net inflows of U.S.$1.5 billion, an 83.3% increase over the net inflows recorded by deposit-collecting entities in 2014. This increase is primarily attributable to an increase in direct investment inflows and an increase in the use of credit lines extended by non-resident lenders.

Government. In 2015, the non-financial public sector recorded net outflows of U.S.$1.0 billion, a U.S.$8.1 billion decrease over net inflows of U.S.$7.1 billion recorded in the previous year. This decrease was mainly due to a reduction in loans from multilateral, bilateral and other credit agencies and a decrease in portfolio investments.

Other Sectors. In 2015, net inflows in other sectors totaled U.S.$5.5 billion, compared to net outflows of U.S.$612.7 million in the previous year. This variation was mainly due to an increase in direct investment by non-residents and increased inflows from commercial financing, which were partially offset by the acquisition of foreign assets by residents, mainly foreign currency and deposits.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves decreased by U.S.$4.9 billion. The Central Bank’s financial liabilities increased by U.S.$7.6 billion, as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China.

In 2016, the financial account recorded net inflows of U.S.$14.0 billion, a 24.5% decrease compared to 2015.

Deposit-Collecting Entities. In 2016, deposit-collecting entities recorded net outflows of U.S.$1.5 billion, compared to net inflows of U.S.$1.5 billion recorded in 2015. The net outflows were primarily attributable to an increase in the acquisition of foreign assets (foreign currency holdings and deposits) by residents.

Government. In 2016, the non-financial public sector recorded net inflows of U.S.$29.6 billion, compared to net outflows of U.S.$1.0 billion recorded in 2015. These net inflows were mainly due to the sale of debt securities in the international capital markets totaling U.S.$31.2 billion, the proceeds of which were partially used for the repayment of outstanding debt.

Other Sectors. In 2016, net inflows in other sectors decreased to U.S.$785 million, compared to net inflows of U.S.$5.5 billion in the previous year. This decrease was mainly driven by a U.S.$12.1 billion decrease in investments made in Argentina by non-residents, attributable to distribution of accumulated non-remitted earnings facilitated by the elimination of foreign exchange restrictions.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$14.3 billion. The Central Bank’s financial liabilities decreased by U.S.$607 million, as a result of the cancellation of debt with international organizations and the cancellation of Lebacs held by non-residents.

In 2017, the financial account recorded net inflows of U.S.$31.3 billion, a 124.0% increase compared to 2016.

Deposit-Collecting Entities. In 2017, deposit-collecting entities recorded net inflows of U.S.$6.1 billion compared to net outflows of U.S.$1.5 billion recorded in 2016. The net inflows were primarily attributable to an increase in the sale of financial assets (foreign currency holdings and deposits) and an increase in the issuance of liabilities.

Government. In 2017, the non-financial public sector recorded net inflows of U.S.$33.9 billion, a U.S.$4.3 billion increase over net inflows of U.S.$29.6 billion recorded in the previous year. This increase was mainly due to inflows from the sale of debt securities in the international capital markets and the sale of Bonares due 2024 pursuant to transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The Bonares due 2024 involved in the sales were cancelled in August 2019.

Other Sectors. In 2017, net inflows in other sectors totaled U.S.$695 million, compared to net inflows of U.S.$785 million in the previous year.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$14.6 billion. The Central Bank’s financial liabilities increased by U.S.$5.1 billion, mainly as a result of the issuance of Lebacs to non-residents.

In 2018, the financial account recorded net inflows of U.S.$28.0 billion, a 10.5% decrease compared to 2017.

Deposit-Collecting Entities. In 2018, deposit-collecting entities recorded net outflows of U.S.$1.9 billion compared to net inflows of U.S.$6.1 billion recorded in 2017. These outflows were mainly due to an increase in purchases of external assets (mainly cash and deposits) and a net cancellation of liabilities of deposit-collecting entities held by non-residents.

Government. In 2018, the non-financial public sector recorded net inflows of U.S.$44.4 billion, a U.S.$10.4 billion increase over net inflows of U.S.$33.9 billion recorded in the previous year. This increase was mainly due to the sale of debt securities in the international capital markets in January 2018, disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

Other Sectors. In 2018, net outflows in other sectors totaled U.S.$10.4 billion, compared to net inflows of U.S.$695 million in the previous year, mainly due to an increase in the acquisition of foreign financial assets (currency and deposits ).

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$11.3 billion.

The Central Bank’s financial liabilities increased by U.S.$7.2 billion as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China, which were partially offset by the cancellation of outstanding Lebacs.

In 2019, the financial account recorded net inflows of U.S.$5.2 billion, a 81.6% decrease compared to 2018.

Deposit-Collecting Entities. In 2019, deposit-collecting entities recorded net inflows of U.S.$2.8 billion compared to net outflows of U.S.$1.9 billion recorded in 2018. These inflows were mainly due to an increase in purchases of external assets (mainly cash and deposits) which exceeded the net cancellation of external liabilities of deposit-collecting entities .

Government. In 2019, the non-financial public sector recorded net inflows of U.S.$8.0 billion, a U.S.$36.4 billion decrease compared to net inflows of U.S.$44.4 billion recorded in 2018. This decrease was mainly due to a decrease in the amount of debt securities sold in the international capital markets and a decrease in disbursements under the SBA entered into with the IMF.

Other Sectors. In 2019, net outflows in other sectors totaled U.S.$28.0 billion, compared to net outflows of U.S.$10.4 million in the previous year, mainly due to an increase in the acquisition of external financial assets (currency and deposits).

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves decreased by U.S.$21.4 billion.

The Central Bank’s financial liabilities increased by U.S.$1.0 billion as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China, which were partially offset by the cancellation of outstanding Lebacs.

Foreign Investment

Foreign Investment Regulation

In 2016, the Government and the Central Bank eliminated all of the restrictions affecting the balance of payments transactions. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.” However, in September 2019, the Central Bank imposed restrictions on foreign currency transactions. See “Monetary System—Monetary Policy.”

Evolution of Portfolio and Direct Investment

The following table sets forth information on portfolio investment, direct investment and other investment in the Argentine economy for the periods indicated.

Flows of Portfolio, Direct and Other Investment

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Financial account	U.S.$	(18,498)	U.S.$	(13,964)	U.S.$	(31,273)	U.S.$	(27,985)	U.S.$	(5,153)
Direct Investment		(10,884)		(1,474)		(10,361)		(10,071)		(5,124)
Net acquisition of financial assets (debt with foreign entities)		875		1,787		1,156		1,802		1,539
Net liabilities incurred (debt with foreign entities)		11,759		3,260		11,517		11,873		6,663
Portfolio investment		(437)		(35,255)		(35,922)		(6,683)		7,127
Net acquisition of financial assets		93		798		5,502		6,092		2,104
Net liabilities incurred		530		36,053		41,424		12,775		(5,022)
Net financial derivatives		(25)		222		(96)		(35)		(30)
Other Investment		(2,246)		8,232		550		(22,473)		14,249
Net acquisition of financial assets		8,814		2,689		12,506		25,185		31,175
Net liability issuance		11,060		(5,542)		11,956		47,657		16,926
Foreign currency reserves	U.S.$	(4,906)	U.S.$	14,311	U.S.$	14,556	U.S.$	11,277	U.S.$	(21,375)

Source: INDEC and Ministry of Economy.

Foreign Direct Investment

Direct investment in Argentina increased significantly in the 1990s following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net direct investment in Argentina peaked in 1999 with the completion of the privatization of YPF, a process that had started in 1992. Commencing in 2002, the macro-economic policies and the expropriation of private companies, including 51% of the shares of YPF in 2012, resulted in a significant decline in capital inflows from direct investment.

In 2015, net inflows from direct investment increased by U.S.$7.7 billion to U.S.$10.9 billion, as compared to U.S.$3.1 billion in 2014. This increase was mainly driven by a U.S.$6.7 billion increase in investments made in Argentina by non-residents (primarily in the form of retained earnings) and a U.S.$1.0 billion decrease in offshore investments by Argentine residents.

In 2016, net inflows from direct investment decreased by U.S.$9.4 billion to U.S.$1.5 billion, as compared to U.S.$10.9 billion in 2015. This decrease was mainly driven by a U.S.$8.5 billion decrease in investments made in Argentina by non-residents, attributable to distribution of accumulated non-remitted earnings following the elimination of foreign exchange restrictions. This decrease was partially offset by a U.S.$911 million increase in offshore investments by residents of Argentina.

In 2017, net inflows from direct investment increased by U.S.$8.9 billion to U.S.$10.4 billion, as compared to U.S.$1.5 billion in 2016. This increase was mainly driven by an increase in the reinvestment of accumulated earnings.

In 2018, net inflows from direct investment decreased by U.S.$291 million to U.S.$10.1 billion, as compared to U.S.$10.4 billion in 2017.

In 2019, net inflows from direct investment decreased by U.S.$4.9 billion to U.S.$5.1 billion, as compared to U.S.$10.1 billion in 2018. This decrease was mainly driven by a U.S.$5.2 billion decrease in investments made in Argentina by non-residents.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2015, net inflows from portfolio investment totaled U.S.$437 million compared to U.S.$2.3 billion of net outflows in 2014, mainly due to the purchase of debt securities by the non-financial private sector and other financial institutions totaling U.S.$1.8 billion in the aggregate and to a decrease in debt repayments by the Government, from U.S.$2.8 billion in 2014 to U.S.$1.6 billion in 2015. Net inflows from derivative financial instruments decreased by U.S.$143 million, from U.S.$168 million net inflows in 2014 to U.S.$25 million net inflows in 2015.

In 2016, net inflows from portfolio investment totaled U.S.$35.3 billion compared to U.S.$437 million of net inflows in 2015, mainly due to the issuance of debt by the Government totaling U.S.$31.2 million in the aggregate and to a reduced participation in external capital and investment funds by the non-financial private sector and other financial entities. Net outflows from derivative financial instruments totaled U.S.$222 million, compared to U.S.$25 million net inflows in 2015.

In 2017, net inflows from portfolio investment totaled U.S.$35.9 billion compared to U.S.$35.3 billion of net inflows in 2016, mainly due to the issuance of debt by the Government totaling U.S.$28.4 billion in the aggregate and the issuance of debt by the Central Bank, financial entities and other sectors. Net inflows from derivative financial instruments totaled U.S.$96 million, compared to U.S.$222 million net outflows in 2016.

In 2018, net inflows from portfolio investment totaled U.S.$6.7 billion compared to U.S.$35.9 billion of net inflows in 2017, mainly due to a decrease in the issuance of debt by the Government and the cancellation of outstanding Lebacs. Net inflows from derivative financial instruments totaled U.S.$35 million, compared to U.S.$96 million net inflows in 2017.

In 2019, net outflows from portfolio investment totaled U.S.$7.1 billion compared to net inflows of U.S.$6.7 billion in 2018, mainly due to a decrease in the issuance of debt by the Government and the cancellation of outstanding Lebacs. Net inflows from derivative financial instruments totaled U.S.$30 million, compared to U.S.$35 million net inflows in 2018.

Other Investment

Other investment includes information regarding other assets and liabilities of the non-financial public sector (Government), the non-financial private sector and other financial entities (Other Sectors), the financial sector (Deposit-Collecting Entities) and the Central Bank, and are classified under:

•	other equity investments;

•	coins and deposits;

•	loans;

•	insurance, pensions and standardized mechanisms for guarantees;

•	commercial credits and advances; and

•	other accounts payable/receivable.

In 2015, other investments recorded net inflows of U.S.$2.2 billion. During this period, offshore investments by Argentine residents increased to U.S.$8.8 billion from U.S.$1.4 billion in 2014, while investments by non-residents in Argentina increased slightly, resulting in U.S.$11.1 billion inflows in 2015 compared to U.S.$11.0 billion inflows in 2014.

In 2016, other investments recorded net outflows of U.S.$8.2 billion. During this period, offshore investments by Argentine residents decreased to U.S.$2.7 billion from U.S.$8.8 billion in 2015 and investments by non-residents in Argentina totaled outflows of U.S.$5.5 billion in 2016 compared to U.S.$11.1 billion inflows in 2015.

In 2017, other investments recorded net outflows of U.S.$550.3 million. During this period, offshore investments by Argentine residents increased to U.S.$12.5 billion from U.S.$2.7 billion in 2016 and investments by non-residents in Argentina totaled U.S.$12.0 billion in inflows in 2017 compared to U.S.$5.5 billion outflows in 2016.

In 2018, other investments recorded net inflows of U.S.$22.5 billion. This increase in financial assets was due to the purchase of external financial assets (mainly cash and deposits), disbursements under the SBA entered into with the IMF and inflows from currency swaps. During this period, offshore investments by Argentine residents increased to U.S.$25.2 billion from U.S.$12.5 billion in 2017 and investments by non-residents in Argentina totaled U.S.$47.7 billion in 2018 compared to U.S.$12.0 billion in 2017.

In 2019, other investments recorded net outflows of U.S.$14.2 billion. During this period, offshore investments by Argentine residents increased to U.S.$31.2 billion from U.S.$25.2 billion in 2018 and investments by non-residents in Argentina decreased to U.S.$16.2 billion in 2019 compared to U.S.$47.7 billion in 2018.

International Reserves

As of December 31, 2019, the Central Bank’s international reserves totaled U.S.$44.8 billion, 31.8% lower than as of December 31, 2018, of which U.S.$29.1 billion were foreign currency, U.S.$13.1 billion were placements in foreign currency and U.S.$2.7 billion were gold.

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (“Financial Institutions Law”).

The Central Bank is governed by a ten-member board of directors, which is headed by the Governor of the Central Bank. The Governor of the Central Bank and the members of the board of directors are appointed by the president and confirmed by the Senate. They serve for fixed terms of six years, may be reappointed and may be removed by the president only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

Under the Central Bank’s charter, as most recently amended in 2012, the Central Bank, among other things:

•	must promote monetary and financial stability, employment and economic growth with social equality;

•	is empowered to regulate interest rates and regulate and steer lending activities;

•	must hold and manage the international reserves, including gold and foreign currency;

•	must implement the exchange rate policy in accordance with applicable legislation;

•

must act as financial agent of the Government and contribute to the proper functioning of capital markets, regulate any activity connected with the financial system and foreign exchange transactions and protect the rights of consumers of financial services; and

•	may grant the Government exceptional advances in an amount up to the equivalent of 10% of the revenues collected by the Government in the preceding 12-month period.

Monetary Policy

Background

From 1991 through 2001, Argentina’s monetary policy was governed by the Convertibility Law of 1991, which pegged the peso to the U.S. dollar at a one-to-one exchange rate and required the Central Bank to maintain international monetary reserves at least equal to the monetary base (consisting of domestic currency in circulation and financial institutions’ peso-denominated deposits with the Central Bank). During the Convertibility Regime, the peso appreciated in real terms and the Central Bank did not have the necessary tools to react to the external shocks that affected the Argentine economy, such as the Mexico Crisis in 1995 and the Asian Crisis in 1997. In addition, commencing in 1995 the Government increased its reliance on the international capital markets to finance its operations, creating additional demand for foreign exchange reserves at the pegged rate. By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable. On January 6, 2002, Congress enacted the Public Emergency Law, effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish exchange rates.

In 2003, the Central Bank implemented a series of measures designed to restore monetary stability and bolster the international reserves of the Central Bank. These measures included the elimination of the quasi-currencies issued by several provinces during the 2001-2002 crisis, the recapitalization of several financial institutions that were affected by the decree mandating asymmetric pesification of their balance sheets in 2002, the adoption of inflation targets intended to limit the impact of an acceleration of economic growth, the expansion of the financial system’s lending activities and the encouragement of capital market transactions as a source of financing economic growth. During the last quarter of 2004, the Central Bank began accumulating international monetary reserves and implemented various measures to manage the increasing monetary base.

Starting in the second half of 2007, in response to tightening credit markets and the global financial crisis, the Central Bank intervened in the foreign exchange market to manage increasing volatility in the exchange rate, provided liquidity to local banks and expanded the monetary base. The Central Bank’s actions included, among other measures, managing the yields on repo loans, auctioning put options on Lebacs and Nobacs and reducing the minimum reserve requirements in foreign currency for financial institutions. These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks. In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments.

In 2012, the Central Bank’s Charter was amended to expand the Central Bank’s mandate, including objectives linked to the real economy, increasing its powers and tools. As a result, the Central Bank began to actively promote credit, particularly credit to productive activities. In addition, the exercise of an active monetary policy and the policy measures aimed at reducing the volatility of the nominal exchange rate required the implementation of capital controls, which were in force since the end of 2011.

In December 2015, the Central Bank allowed the peso to float, eliminated restrictions on foreign exchange and capital flows, and streamlined foreign exchange regulations. In addition, the Central Bank announced its decision to implement a long term monetary policy based on inflation targeting, and to rely on short term interest notes as its primary monetary policy tool. Beginning in January 2017, the Central Bank implemented a formal scheme of inflation targeting, using the 7- day repo reference rate as the anchor of its inflation targeting regime.

By the first quarter of 2018, the Argentine economy continued to experience monthly inflation rates that turned the annual target set at 15% unattainable. The Central Bank’s reliance on short term peso-denominated Lebacs to absorb liquidity in the financial system was insufficient to curtail inflation and created a significant refinancing risk, increasing pressure on the peso as investors sought to exit the peso market. Beginning in May 2018, the Central Bank announced a series of measures to mitigate growing pressure on the peso, including several increases of its key interest rate. In August 2018, the Central Bank replaced the 7-day repo reference rate with the 7-day Leliq as the new monetary policy interest rate, which was only made available to banking entities for their own portfolio. The Central Bank also announced its intention to gradually eliminate the stock of Lebacs. Starting October 1, 2018, the Central Bank shifted its anti-inflation policies strictly to managing growth of the monetary base. The Central Bank announced that it would not increase the monetary base until March 2019, with adjustments in December and June to deal with seasonal increases in demand for money. This target brought about a significant monetary contraction in real terms. To pursue its monetary base target, the Central Bank conducted daily transactions of Leliqs with banks. The Central Bank supplemented the monetary target with a foreign exchange intervention and non-intervention range.

Monetary Policy measures implemented in 2019

During the first quarter of 2019, an increase in public services and other regulated prices and the depreciation of the peso vis-à-vis the U.S. dollar contributed to a new acceleration in the pace of inflation. Against this backdrop, the Central Bank adopted a series of additional measures during March and April 2019 intended to calm inflationary pressures. In particular, it reduced the monetary base target, eliminated the seasonal adjustment of the target scheduled for June 2019 and extended its commitment not to increase the monetary base from June 2019 to December 2019.

In response to the strong increase in the demand for U.S. dollars, the Central Bank sought to strengthen the transmission mechanism from the monetary policy rate to the fixed-term interest rate. Beginning in August 2019, strong pressures on the exchange rate led the Central Bank to successively increase the policy interest rate and to participate actively in the foreign exchange market. Notwithstanding the foregoing, withdrawals of deposits in foreign currency continued, which the financial system managed to attend. In order to deal with the decrease in international reserves, the Central Bank established limits on the purchase of dollars for individuals and adapted its monetary base goal to the new market conditions.

The strategy of reducing inflation by means of high real interest rates and restrictive monetary policies proved to be inefficient and counterproductive by exacerbating the economic contraction that the Argentine economy had been experiencing over the last two years.

Since the Fernández administration took office in December 2019, in a context of economic and social emergency, the Central Bank adjusted various of its policy guidelines, particularly those referring to interest rates and exchange rate management. The Central Bank announced that the level of real interest rate levels must preserve financial and exchange rate stability, and must be compatible with the financing of production and the construction of a longer-term yield curve, favoring savings in domestic currency. A policy of managed floating of the exchange rate was also announced, seeking to prevent sharp fluctuations in the exchange rate from generating negative effects on inflation and growth. For a description of the monetary policy measures taken by Banco Central since January 1, 2020, see “Recent Developments—Monetary System—Monetary Policy.”

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of December 31,
	2015	2016	2017	2018		2019
Assets
International reserves:
Gold	Ps. 27,401	Ps. 33,313	Ps. 43,158	Ps. 85,281		Ps. 160,786
Foreign currency	144,744	368,453	619,326	1,658,318		1,740,554
Placements of foreign currency	159,791	207,294	376,347	760,307		786,790
Other(1)	518	5,479	(5,215)	(16,658)		(1,939)

Total international reserves(2)	332,453	614,538	1,033,615	2,487,248		2,686,192

Public bonds(3)	867,621	1,098,212	1,305,944	1,657,560		3,372,924
Credits to:
Government (temporary advances)	331,850	382,230	472,230	502,730		852,730
Financial system(4)	2,998	1,439	682	62		736
International organizations(5)	46,971	65,469	82,996	168,417		273,446
Other assets(6)	225,963	276,400	327,905	698,483		1,691,043

Total assets	1,807,856	2,438,342	3,223,372	5,514,500		8,877,071

Liabilities
Monetary Base:
Currency in circulation(7)	478,777	594,616	786,712	859,536		1,153,405
Current accounts in pesos(8)	145,113	227,049	214,400	549,441		741,976

Total monetary base	623,890	821,664	1,001,113	1,408,977		1,895,381

Deposits:
Government deposits	5,078	18,726	37,029	527,210		50,258
Other deposits	171,937	246,759	240,958	535,119		534,036

Total deposits	177,016	265,485	277,987	1,062,329		584,294

Obligation to international organizations	8,223	9,887	3,636	101,761	(9)	220,491
Central Bank notes:
Notes issued in foreign currency	31,273	—	—	—		—
Notes issued in pesos	385,619	698,425	1,160,332	735,114		1,065,094

Total Central Bank notes(10)	416,892	698,425	1,160,332	735,114		1,065,094
Other liabilities	404,491	508,259	627,422	1,621,557		3,126,583

Total liabilities	1,630,510	2,303,720	3,070,489	4,929,738		6,891,843

Net assets	Ps. 177,346	Ps. 134,623	Ps. 152,883	Ps. 584,762		Ps. 1,985,228

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$ 25,563	U.S.$ 38,772	U.S.$ 55,055	U.S.$ 65,786		U.S.$ 44,848
International reserves of the central bank (in months of total imports)	4.0	6.2	7.4	9.1		8.1
Exchange rate Ps./U.S.$(11)	13.01	15.85	18.77	37.81		59.90

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)

Includes refinanced lines of credit. In 2018, credits to the financial system decreased by 90.9%, mainly due to cancellation by the Regional Infrastructure Federal Trust Fund (Fondo Fiduciario Federal de Infraestructura Regional) of Ps.374.4 million of its outstanding debt with the Central Bank.

(5)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(6)	Includes transition accounts and others.
(7)	Includes cash in vaults at banks.
(8)	Includes bank reserves in pesos at Central Bank.
(9)	Includes a U.S.$2 billion credit agreement entered into with Bank for International Settlements.
(10)	Includes Lebacs, Nobacs and Leliqs.
(11)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank.

In 2017, notes issued in pesos by the Central Bank increased to Ps.1.2 trillion from Ps.0.7 trillion in 2016, mainly due to an increase in the issuance of Lebacs, which the Central Bank sought to use as a monetary policy tool to reduce inflation, as well as to acquire foreign assets to increase its international reserves.

In 2018, Government deposits with the Central Bank increased to Ps.527.2 billion from Ps.37.0 billion in 2017, mainly due to the sale of debt securities in the international capital markets in January 2018, disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. All Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

In 2019, Government deposits with the Central Bank decreased to Ps.50.2 billion from Ps.527.2 billion in 2018, mainly due to lower disbursements under the SBA in 2019 compared to 2018 and the withdrawal of certain deposits by the Government to use for various purposes.

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.

Additionally, the Central Bank employs the following aggregates to measure the level of liquidity in the economy:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits and foreign currency-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits and foreign currency-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign currency-denominated deposits.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates

(in millions of Pesos)

	As of December 31,
	2015	2016	2017	2018	2019
Currency in circulation(1)	Ps. 478,777	Ps. 594,616	Ps. 786,712	Ps. 859,536	Ps.1,153,405
M1	804,666	1,033,908	1,243,334	1,514,752	1,952,282
M2	1,133,787	1,662,509	2,151,280	3,023,178	3,684,447
M3	1,761,355	2,422,522	3,105,535	4,736,256	5,700,972
Monetary base	Ps. 623,890	Ps. 821,664	Ps.1,001,113	Ps.1,408,977	Ps.1,895,381

(1)	Does not include cash in vaults at banks.

Source: Central Bank.

Liquidity Aggregates

(% change from previous period)

	As of December 31,
	2015	2016	2017	2018	2019
Currency in circulation(1)	33.5%	24.2%	32.3%	9.3%	34.2%
M1	25.6	28.5	20.3	21.8	28.9
M2	31.8	46.6	29.4	40.5	21.9
M3	37.3	37.5	28.2	52.5	20.4
Monetary base	34.9%	31.7%	21.8%	40.7%	34.5%

(1)	Does not include cash in vaults at banks.

Source: Central Bank.

Growth of the monetary base in 2015 was driven primarily by the Central Bank’s continued financing of the Government. In 2016, the variation in the monetary base was mainly a result of purchases of foreign currency. In 2017, the increase in the monetary base was fueled by the purchase of foreign currency and the continued financing of the Government. Such increase in the monetary base during the 2015-2017 period was partially offset by the sale of Lebacs and repurchase transactions.

In 2018, the monetary base increased by Ps.407,864 million, mainly fueled by the cancellation of Lebacs during the second and third quarter of 2018, which was partially offset by the sale of Leliqs and the sale of foreign currency.

In 2019, the monetary base increased by 34.5% (compared to an inflation of 53.8% in the same year), mainly as a result of net transfers from the Central Bank to the Treasury (in the form of temporary advances and utilities) and interest payments accrued on securities issued by the Central Bank, which were partially offset by purchases of foreign currency, and net issuances of Leliqs and repurchase transactions with sterilization purposes.

Foreign Exchange and International Reserves

Foreign Exchange

Beginning in February 2002, the peso was allowed to float against other currencies. After several years of fluctuations in the nominal exchange rate, the peso lost approximately 12.5% of its value against the U.S. dollar in 2012. Despite increased Central Bank intervention and measures to limit Argentine residents’ access to foreign currency, the peso lost 23.8% of its value compared to the U.S. dollar in 2014. In December 2015, the Central Bank eliminated a significant portion of the foreign exchange restrictions and the Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. Immediately after a significant portion of the foreign exchange controls were lifted on December 16, 2015, the peso lost 28.6% of its value compared to the U.S. dollar, as the peso-U.S. dollar exchange rate reached Ps.13.76 to U.S.$1.00 on December 17, 2015. In 2016 and 2017, the Central Bank allowed the peso to freely float against other currencies with Central Bank intervention limited to measures designed to ensure the orderly operation of the foreign exchange market. In 2018, the ability of the Central Bank to maintain its monetary and foreign exchange policies were severely challenged. The peso lost 25.6% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, while the international reserves of the Central Bank decreased by approximately U.S.$15.4 billion. In spite of the support provided by the IMF through the SBA, in 2018, the peso lost 50.3% of its value compared to the U.S. dollar. In 2019, the Central Bank established new restrictions on access to the foreign exchange market for hoarding. On July 18, 2019, the Central Bank renewed the Chinese Yen (“CNY”) 70 million swap with China and, on December 17, 2019, it renewed the CNY60,000,000 complement to such agreement, bringing the total amount under the swap to CNY130,000,000. In 2019, the peso lost 36.4% of its value versus the U.S. dollar. See “—Monetary Policy measures implemented in 2019.”

The following table sets forth the peso U.S. dollar nominal exchange rate for the periods indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2015	9.27	13.01
2016	14.78	15.85
2017	16.57	18.77
2018	28.09	37.81
2019	48.24	59.90

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).

Source: Central Bank.

As of September 30, 2020, the exchange rate stood at Ps.76.18 per U.S.$1.00 compared to Ps.59.90 as of December 31, 2019.

International Reserves

The Central Bank’s international reserves are composed of foreign currency deposits, foreign currency and gold. The following table sets forth the composition of the international reserves of the Central Bank as of December 31 of each of the years indicated.

International Reserves of the Central Bank (in billions of U.S. dollars)

	Total		Deposits		Currency		Gold
Year:
2015	U.S.$	25.6	U.S.$	12.3	U.S.$	11.1	U.S.$	2.1
2016		38.8		13.1		23.2		2.1
2017		55.1		20.0		33.0		2.3
2018		65.8		20.1		43.9		2.3
2019	U.S.$	44.8	U.S.$	13.1	U.S.$	29.1	U.S.$	2.7

Source: Central Bank.

As of December 31, 2015, the Central Bank’s international reserves totaled U.S.$25.6 billion, 18.6% lower than the previous year, of which U.S.$12.3 billion were foreign currency deposits, U.S.$11.1 billion were foreign currency and U.S.$2.1 billion were gold.

As of December 31, 2016, the Central Bank’s international reserves totaled U.S.$38.8 billion, 51.7% higher than the previous year, of which U.S.$13.1 billion were foreign currency deposits, U.S.$23.2 billion were foreign currency and U.S.$2.1 billion were gold.

As of December 31, 2017, the Central Bank’s international reserves totaled U.S.$55.1 billion, 42.0% higher than the previous year, of which U.S.$20.0 billion were foreign currency deposits, U.S.$33.0 billion were foreign currency and U.S.$2.3 billion were gold.

As of December 31, 2018, the Central Bank’s international reserves totaled U.S.$65.8 billion, 19.5% higher than the previous year, of which U.S.$20.1 billion were foreign currency deposits, U.S.$43.9 billion were foreign currency and U.S.$2.3 billion were gold.

As of December 31, 2019, the Central Bank’s international reserves totaled U.S.$44.8 billion, 31.8% lower than the previous year, of which U.S.$13.1 billion were foreign currency deposits, U.S.$29.1 billion were foreign currency and U.S.$2.7 billion were gold. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

From 2011 to 2015, the Central Bank made loans to the Government for payments to private debt holders through the Fondo de Desendeudamiento Argentino (Repayment Fund), which was established in 2010, and to make payments to multilateral agencies. In exchange, the Central Bank received 10-year U.S. dollar-denominated non-transferable Treasury notes. In December 2015, a portion of the non-transferable Treasury notes were exchanged for marketable securities of the Republic (Bonares due 2022, Bonares due 2025 and Bonares due 2027).

Restrictions and Other Regulations on Foreign Exchange Transactions

Exchange Controls

In response to the deterioration of the Argentine economy and financial system in 2001, the inability of the Republic to service its public external indebtedness and the decreased level of deposits in the financial system, the Government issued Decree No. 1,570/2001 on December 3, 2001, which established certain monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited in banks and restrictions on the transfer of funds abroad, subject to certain exceptions.

In addition to the above measures, on February 8, 2002, the Government and the Central Bank made certain transfers of funds abroad to service principal and/or interest payments on foreign indebtedness subject to prior authorization. From 2011 until December 2015, the Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad.

Together with the regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, certain measures adopted by the authorities significantly curtailed access to the Mercado Único y Libre de Cambio (the “MULC”). In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

Following an initial set of measures adopted in December 2015 with the aim of increasing capital inflows, the Government and the Central Bank introduced additional measures to eliminate restrictions affecting the balance of payment transactions. In August 2016, the Central Bank materially eased access to the MULC. On December 30, 2016, the Central Bank further relaxed foreign exchange controls by eliminating the mandatory repatriation of proceeds from export services. On January 4, 2017, the then Ministry of Treasury eliminated the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market generated by certain foreign indebtedness and (ii) any capital inflows by non-residents. On January 20, 2017, the Secretary of Commerce increased the term applicable to the repatriation of proceeds from the export of goods from five to ten years.

Effective July 1, 2017, the Central Bank eliminated most of the remaining foreign exchange restrictions and adopted measures to provide access to the foreign exchange market by residents and non-residents. In November 2017, the Government eliminated the obligation of Argentine residents to repatriate export proceeds. Reporting obligations, applicable to Argentine residents only, are solely for statistical purposes.

The fundamental change in circumstances since 2018 resulted in a rapid reversal of many of the measures adopted during the early years of the Macri administration. On September 1, 2019, the Central Bank imposed restrictions on foreign currency transactions, requiring financial institutions to obtain prior Central Bank approval to buy foreign currency in the exchange market (except in the case of foreign trade). Individuals will be limited to purchases of foreign currency not to exceed U.S.$10,000 per month. Further, the Central Bank required exporters to repatriate the proceeds of export transactions five days after receiving payment or 180 days after receiving permission to ship.

Inflation

INDEC did not publish complete CPI or WPI information for 2015. See “Presentation of Statistical and Other Information—INDEC.” During 2015, the City of Buenos Aires CPI was 26.9% and the province of San Luis CPI was 31.6%. During 2016, the City of Buenos Aires CPI was 41.0% and the province of San Luis CPI was 31.4%. During 2017, the City of Buenos Aires CPI was 26.1% and the province of San Luis CPI was 24.3%. On June 26, 2016, INDEC began publishing the GBA CPI. From April to December 2016, the GBA CPI stood at 16.9% and from January to June 2017, the GBA CPI stood at 12.0%.

On July 11, 2017, INDEC reinitiated the publication of the National CPI, covering the period from January 2017 onwards. In 2017, the National CPI totaled 24.8%.

In 2018, the National CPI increased to 47.6%, mainly due to an increase in public services and other regulated prices and the depreciation of the peso vis-à-vis the U.S. dollar. See “Public Sector Finances—National Public Accounts—Fiscal Result of 2018 Compared to Fiscal Results of 2017.”

For 2019, accumulated inflation as measured by the National CPI methodology reached 53.8%, the highest rate since the early 1990s hyperinflation.

The Fernández administration has set as one of its main policy objectives reducing inflation, and has committed to take measures to limit the impact of inflation on the population.

The following table sets forth inflation rates as measured by the City of Buenos Aires CPI and San Luis CPI for the periods specified.

Inflation (1)

Evolution of the annual rate of change in the City of Buenos Aires CPI and San Luis CPI

(% change from previous year)

	City of Buenos Aires CPI	Province of San Luis CPI
2015	26.9	31.6
2016	41.0	31.4
2017	26.1	24.3
2018	45.5	50.0
2019	50.6	57.6

(1)	Annual figures reflect accumulated annual inflation.

Source: Provincial Directorate of Statistics and Census of San Luis and General Directorate of Statistics and Census of the City of Buenos Aires.

The following table sets forth inflation rates as measured by INDEC under the different methodologies described above for the periods specified.

Inflation (1)

Evolution of the annual rate of change in the CPI

(% change from previous period, unless otherwise specified)

	CPI
	CPINu	GBA CPI	National CPI
2015	n.a.	n.a.	n.a.
January	1.1	n.a.	n.a.
February	0.9	n.a.	n.a.
March	1.3	n.a.	n.a.
April	1.1	n.a.	n.a.
May	1.0	n.a.	n.a.
June	1.0	n.a.	n.a.
July	1.3	n.a.	n.a.
August	1.2	n.a.	n.a.
September	1.2	n.a.	n.a.
October	n.a.	n.a.	n.a.
November(1)	n.a.	n.a.	n.a.
December(1)	n.a.	n.a.	n.a.
2016	n.a.	n.a.	n.a.
January	n.a.	n.a.	n.a.
February	n.a.	n.a.	n.a.
March	n.a.	n.a.	n.a.
April	n.a.	n.a.	n.a.
May	n.a.	4.2	n.a.
June	n.a.	3.1	n.a.
July	n.a.	2.0	n.a.
August	n.a.	0.2	n.a.
September	n.a.	1.1	n.a.
October	n.a.	2.4	n.a.
November	n.a.	1.6	n.a.

December	n.a.	1.2	n.a.
2017	n.a.	25.0	24.8
January	n.a.	1.3	1.6
February	n.a.	2.5	2.1
March	n.a.	2.4	2.4
April	n.a.	2.6	2.7
May	n.a.	1.3	1.4
June	n.a.	1.4	1.2
July	n.a.	1.7	1.7
August	n.a.	1.5	1.4
September	n.a.	2.0	1.9
October	n.a.	1.3	1.5
November	n.a.	1.2	1.4
December	n.a.	3.4	3.1
2018	n.a.	47.1	47.6
January	n.a.	1.6	1.8
February	n.a.	2.6	2.4
March	n.a.	2.5	2.3
April	n.a.	2.6	2.7
May	n.a.	1.9	2.1
June	n.a.	3.9	3.7
July	n.a.	2.8	3.1
August	n.a.	4.1	3.9
September	n.a.	6.6	6.5
October	n.a.	5.1	5.4
November	n.a.	2.9	3.2
December	n.a.	2.8	2.6
2019	n.a.	52.9	53.8
January	n.a.	2.8	2.9
February	n.a.	3.8	3.8
March	n.a.	4.8	4.7
April	n.a.	3.2	3.4
May	n.a.	3.0	3.1
June	n.a.	2.6	2.7
July	n.a.	2.1	2.2
August	n.a.	3.9	4.0
September	n.a.	5.8	5.9
October	n.a.	3.2	3.3
November	n.a.	4.1	4.3
December	n.a.	3.8	3.7

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.

n.a. = not available.

Source: INDEC.

The following table sets forth WPI rates for the periods specified:

Inflation(1)

Evolution of the annual rate of change in the WPI

(% change from previous period, unless otherwise specified)

2015	n.a.
January	0.2
February	0.2
March	1.0
April	0.7
May	1.5
June	1.3
July	1.4
August	1.4
September	1.4
October	0.9
November	n.a.
December	n.a

2016	34.5
January	8.8
February	4.9
March	2.5
April	1.5
May	3.6
June	2.9
July	2.8
August	0.4
September	0.4
October	0.6
November	1.2
December	0.6
2017	18.8
January	1.5
February	1.7
March	0.9
April	0.5
May	0.9
June	1.9
July	2.6
August	1.9
September	1.0
October	1.5
November	1.5
December	1.6
2018	73.5
January	4.6
February	4.8
March	1.9
April	1.8
May	7.5
June	6.5
July	4.7
August	4.9
September	16.0
October	3.0
November	0.1
December	1.3
2019	58.5
January	0.6
February	3.4
March	4.1
April	4.6
May	4.9
June	1.7
July	0.1
August	11.2
September	4.2
October	3.6
November	5.4
December	3.7

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.

n.a. = not available.

Source: INDEC.

In 2016, the Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. In April 2016, the Central Bank introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016. The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina. The value of UVIs is adjusted on a monthly basis, based on the “Índice de la Construcción para el Gran Buenos Aires” published by INDEC. Further, it implemented measures aimed at reducing the use of cash to settle transactions and increase electronic means of payment; and it simplified procedures for mortgage loans.

In 2017, the Central Bank expanded the options available to institutions to value real estate property which support mortgage loans. The UVA financing initially had a positive impact on SMEs. By the end of 2017, various financial institutions (public and private) began offering new UVA-denominated credit lines for SMEs for both working capital and for capital assets acquisitions.

In 2018, with the aim of enhancing UVA-denominated funding of financial institutions, the minimum period for deposits and other periodic investments which are normally based on UVA was reduced to 90 days.

In August 2019, the Government determined that scheduled mortgage payments for families who acquired properties with the proceeds of an UVA mortgage loan will not be adjusted by inflation until December 2019, which was subsequently extended to January 2021.

Regulation of the Financial Sector

The Central Bank regulates the financial sector. The Central Bank has the authority to set minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations in accordance with the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendencia de Entidades Financieras y Cambiarias (Superintendence of Financial and Exchange Institutions), which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

In 2011, the Central Bank published a roadmap for the implementation of Basel III. Since then, the Central Bank has taken steps to adopt these regulations with the aim of identifying risks relating to liquidity shortages in systemically important domestic financial institutions and began implementing a comprehensive set of reform measures under Basel III that will help prevent systemic vulnerabilities. Currently, the Central Bank monitors financial institutions’ compliance with established indicators and publishes such results in a financial stability report, which is published every six-months.

During the first half of 2016, the Basel Committee on Banking Supervision carried out a periodic review of Argentina’s adoption of international standards relating to the regulation of capital and bank liquidity. The primary purpose of this review was to ensure consistent application of these standards among all Basel Committee members. In 2017 and 2018, the Basel Committee on Banking Supervision published reports reflecting Argentina’s progress in the adoption of these standards. Further, in November 2018, the Bank of International Settlement published a report describing progress with regards to the adoption of such standards, evaluating the integrity and consistency of the regulation with respect to the standards and analyzing the results of the regulations.

On January 22, 2019, the Government enacted Decree No. 62/2019, establishing procedures for the judiciary to speedily recover goods and properties acquired with proceeds obtained from criminal activities such as corruption, drug trafficking, money laundering and human trafficking.

On July 28, 2019, the Government established a register for designated terrorist organizations. The registry will operate within the Ministry of Justice and intends to offer access and exchange of information about persons, representatives and entities linked to acts or financing of terrorism, facilitating domestic and international cooperation to prevent, combat and eradicate terrorism and its financing.

Composition of the Financial Sector

As of December 31, 2019, there were 78 financial institutions operating in Argentina, reflecting no variation as compared to 2015. The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks(1)	13	13	13	13	13
Private banks	49	50	49	50	50
Financial entities other than banks	15	14	14	14	15
Credit Institutions (Cajas de Crédito)	1	1	1	1	—

Total	78	78	77	78	78

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2015	2016	2017	2018	2019
National institutions(1)	52	52	52	53	53
Foreign-owned institutions(2)	26	26	25	25	25

Total	78	78	77	78	78

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

Assets and Liabilities of the Financial System

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks:(1)
Assets	Ps.752,960	Ps.1,154,748	Ps.1,327,376	Ps.2,206,045	Ps.2,543,317
Liabilities	667,561	1,040,432	1,189,633	1,979,127	2,283,135

Net	85,399	114,316	137,744	226,918	260,182

Private banks:
Assets	1,071,357	1,450,303	2,072,541	3,234,660	4,091,928
Liabilities	935,641	1,274,597	1,818,018	2,862,124	3,459,164

Net	135,716	175,706	254,523	372,536	632,764

Financial entities other than banks:
Assets	22,998	40,621	68,866	91,100	105,906
Liabilities	17,250	33,436	59,936	79,917	88,245

Net	5,748	7,185	8,930	11,183	17,661

Total assets and liabilities:
Assets	1,847,314	2,645,672	3,468,783	5,531,805	6,741,151
Liabilities	1,620,451	2,348,465	3,067,587	4,921,168	5,830,544

Total net	Ps.226,863	Ps.297,207	Ps.401,196	Ps.610,637	Ps.910,607

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from the previous period)

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks:(1)
Assets	27.1%	53.4%	14.9%	66.2%	15.3%
Liabilities	25.6	55.9	14.3	66.4	15.4

Net	39.6	33.9	20.5	64.7	14.7
Private banks:
Assets	47.2	35.4	42.9	56.1	26.5
Liabilities	49.5	36.2	42.6	57.4	20.9

Net	32.8	29.5	44.9	46.4	69.9
Financial entities other than banks:
Assets	15.4	76.6	69.5	32.3	16.3
Liabilities	14.6	93.8	79.3	33.3	10.4

Net	17.9	25.0	24.3	25.2	57.9
Total assets and liabilities:
Assets	37.8	43.2	31.1	59.5	21.9
Liabilities	38.2	44.9	30.6	60.4	18.5

Total net	34.9%	31.0%	35.0%	52.2%	49,1%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Assets

Total assets of the financial system increased in nominal terms by 37.8% to Ps.1,847.3 billion in 2015, 43.2% to Ps.2,645.7 billion in 2016, 31.1% to Ps.3,468.8 billion in 2017 and 59.5% to Ps.5,532 billion in 2018. In 2019, total assets of the financial system increased in nominal terms by 21.9% to Ps.6,741.1 billion, mainly due to an increase in assets held by private banks.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks(1)	Ps.320,582	Ps.359,248	Ps.559,421	Ps.802,674	Ps.989,157
Private banks	546,389	742,390	1,071,810	1,398,031	1,651,170
Financial entities other than banks	19,074	35,315	59,983	77,682	84,161

Total	Ps.886,046	Ps.1,136,954	Ps.1,691,214	Ps.2,278,387	Ps.2,724,488

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks(1)	36.2%	31.6%	33.1%	35.2%	36,3%
Private banks	61.7	65.3	63.4	61.4	60.6
Financial entities other than banks	2.2	3.1	3.5	3.4	3.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
Non-financial public sector	Ps.75,254	Ps.52,825	Ps.37,738	Ps.49,351	Ps.104,130
Financial sector (public and private)	13,199	26,426	44,306	61,653	58,154
Non-financial private sector	819,174	1,085,655	1,655,049	2,254,399	2,721,102
Provisions for doubtful accounts	(21,581)	(27,953)	(45,879)	(87,016)	(158,898)

Total	Ps.886,046	Ps.1,136,954	Ps.1,691,214	Ps.2,278,387	Ps.2.724.488

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(% change from the previous period)

	As of December 31,
	2015	2016	2017	2018	2019
Non-financial public sector	46.2%	(29.8)%	(28.6)%	30.8%	111.0%
Financial sector (public and private)	23.0	100.2	67.7	39.2	(5.7)
Non-financial private sector	35.6	32.5	52.4	36.2	20.7
Provisions for doubtful accounts	26.5	29.5	64.1	89.7	82.6

Total	36.5%	28.3%	48.7%	34.7%	19.6%

Source: Central Bank.

During 2015, peso-denominated loans to the private and public sectors increased by 38.4% as compared to 2014. U.S. dollar-denominated loans to the private and public sector decreased by 11.9%, from U.S.$3.3 billion in 2014 to U.S.$2.9 billion in 2015. Peso-denominated loans to the private sector increased by 37.4%, from Ps.549.8 billion in 2014 to Ps.755.4 billion in 2015.

During 2016, peso-denominated loans to the private and public sectors increased by 14.0% as compared to 2015. U.S. dollar-denominated loans to the private and public sector increased by 214.5%, from U.S.$2.9 billion in 2015 to U.S.$9.2 billion in 2016. Peso-denominated loans to the private sector increased by 17.4%, from Ps.755.4 billion in 2015 to Ps.886.6 billion in 2016.

During 2017, peso-denominated loans to the private and public sectors increased by 41.8% as compared to 2016. U.S. dollar-denominated loans to the private and public sector increased by 60.9%, from U.S.$9.2 billion in 2016 to U.S.$14.8 billion in 2017. Peso-denominated loans to the private sector increased by 45.9%, from Ps.886.6 billion in 2016 to Ps.1.293 billion in 2017. The inflation for the year was 24.8%. See “—Inflation.”

During 2018, peso-denominated loans to the private and public sectors increased by 18.6% as compared to 2017. U.S. dollar-denominated loans to the private and public sector increased by 4.7%, from U.S.$14.8 billion in 2017 to U.S.$15.5 billion in 2018. Peso-denominated loans to the private sector increased by 19.1%, from Ps.1.293 billion in 2017 to Ps.1,540.5 billion in 2018. The inflation for the year was 47.6%. See “—Inflation.”

During 2019, peso-denominated loans to the private and public sectors increased by 19.4% as compared to 2018. U.S. dollar-denominated loans to the private and public sector decreased by 30.7%, from U.S.$15.5 billion in 2018 to U.S.$10.8 billion in 2019. Peso-denominated loans to the private sector increased by 17.6%, from Ps.1,540.5 billion in 2018 to Ps.1,810.7 billion in 2019. The inflation for the year was 53.8%. See “—Inflation.”

Risk classification overall did not vary significantly from 2015 through 2019, with practically no loans being classified as irrecoverable throughout the period.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of December 31, 2019)

	Public Banks(7)	Private Banks	Financial Companies	Financial System
Risk category:
Current(1)	91.0%	94.2%	88.6%	93.0%
Potentially problematic:
Under observation and inadequate payment(2)	1.6	1.5	3.5	1.6
Under negotiation or restructuring(3)	1.1	1.1	2.7	1.1
Problematic(4)	4.5	2.3	3.4	3.1
Insolvent(5)	1.8	0.9	1.7	1.3
Irrecoverable(6)	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%

(1)

Loans where the financial condition of the debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)

Loans where the financial condition of the debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)

Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(4)

Loans where the inability of the debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(5)

Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(6)

Loans where the financial condition of the debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 100% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Liabilities

Total liabilities of the financial system increased by 38.2% to Ps.1,620.5 billion in 2015, 44.9% to Ps.2,348.5 billion in 2016, 30.6% to Ps.3,067.6 billion in 2017 and 60.4% to Ps.4,921,2 billion in 2018. In 2019, total liabilities of the financial system increased in nominal terms by 18.6% to Ps.5,837 billion.

Deposits

During 2015, total deposits in Argentina’s banking system increased by 38.4% to Ps.1,355.4 billion as of December 31, 2015. Non-financial public sector deposits increased by 13.3% as of December 31, 2015. Deposits by the non-financial private sector increased by 47.4%, due to a 24.9% increase in demand deposits, a 48.5% increase in deposits in savings accounts and a 60.6% increase in term deposits as of December 31, 2015.

Broken down by currency, deposits were as follows as of December 31, 2015:

•	total peso-denominated deposits increased by 37.1% to Ps.1,151.7 billion compared to the same date in 2014;

•	peso-denominated deposits by the non-financial public sector increased by 22.6% to Ps.264.1 billion compared to the same date in 2014;

•	peso-denominated deposits by the non-financial private sector increased by 42.1% to Ps.887.6 billion compared to the same date in 2014; and

•	total dollar-denominated deposits increased by 20.4% to U.S.$10.6 billion, compared to the same date in 2014.

During 2016, total deposits in Argentina’s banking system increased by 45.3% to Ps.1,969.0 billion as of December 31, 2016. Non-financial public sector deposits increased by 51.8% as of December 31, 2016. Deposits by the non-financial private sector increased 43.2%, due to a 38.3% increase in demand deposits, a 64.9% increase in deposits in savings accounts and a 14.5% increase in term deposits as of December 31, 2016.

Broken down by currency, deposits were as follows as of December 31, 2016:

•	total peso-denominated deposits increased by 21.3% to Ps.1,397.5 billion compared to the same date in 2015;

•	peso-denominated deposits by the non-financial public sector increased by 15.3% to Ps.304.4 billion compared to the same date in 2015;

•	peso-denominated deposits by the non-financial private sector increased by 23.1% to Ps.1,093 billion compared to the same date in 2015; and

•	total dollar-denominated deposits increased by 131.3% to U.S.$24.5 billion, compared to the same date in 2015.

During 2017, total deposits in Argentina’s banking system increased by 24.2% to Ps.2,446.0 billion as of December 31, 2017. Non-financial public sector deposits increased by 3.6% as of December 31, 2017. Deposits by the non-financial private sector increased 30.2%, due to a 70.2% increase in deposits in savings accounts, a 24.7% increase in term deposits and a 13.0% increase in demand deposits as of December 31, 2017.

Broken down by currency, deposits were as follows as of December 31, 2017:

•	total peso-denominated deposits increased by 25.0% to Ps.1,746.2 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial public sector increased by 21.0% to Ps.368.3 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial private sector increased by 26.1% to Ps.1,377.9 billion compared to the same date in 2016; and

•	total dollar-denominated deposits increased by 24.9% to U.S.$30.6 billion, compared to the same date in 2016.

During 2018, total deposits in Argentina’s banking system increased by 67.0% to Ps.4,085.2 billion as of December 31, 2018, mainly driven by interest rates increases and the cancellation of Lebacs. Non-financial public sector deposits increased by 88.9% as of December 31, 2018. Deposits by the non-financial private sector increased 61.8%, due to a 75.6% increase in term deposits, a 65.4% increase in saving accounts and a 15% increase in demand deposits as of December 31, 2018.

Broken down by currency, deposits were as follows as of December 31, 2018:

•	total peso-denominated deposits increased by 53.2% to Ps.2,675.8 billion compared to the same date in 2017;

•	peso-denominated deposits by the non-financial public sector increased by 96.7% to Ps.724.8 billion compared to the same date in 2017;

•	peso-denominated deposits by the non-financial private sector increased by 41.6% to Ps.1,951 billion compared to the same date in 2017; and

•	total dollar-denominated deposits increased by 7.0% to U.S.$32.7 billion, compared to the same date in 2017.

In 2019, total deposits in Argentina’s financial system increased by 18.4% to Ps.4,838.1 billion as of December 31, 2019 compared to Ps.4,085.2 billion as of December 31, 2018. Non-financial public sector deposits decreased by 11.8% as of December 31, 2019 compared to December 31, 2018. Deposits by the non-financial private sector increased by 26.5%, comprised of a 75.7% increase in demand deposits, a 16.9% increase in deposits in savings accounts and a 20.7% increase in term deposits in the eleven months ended December 31, 2019 compared to December 31, 2018.

Broken down by currency and sector (excluding the Financial Sector), deposits were as follows as of December 31, 2019:

•	total peso-denominated deposits by the non-financial public sector increased by 20.3% to Ps.3,219.2 billion compared to 2018;

•	peso-denominated deposits by the non-financial public sector decreased by 19.1% to Ps.586.2 billion compared to 2018;

•	peso-denominated deposits by the non-financial private sector increased by 34.9% to Ps.2,632.3 billion compared to 2018; and

•	total dollar-denominated deposits by the non-financial public sector decreased by 36.5% to U.S.$20.8 billion compared to 2018.

During 2019, Argentina’s context of increased economic and financial distress caused dollar-denominated deposits in the financial sector to decrease significantly and current accounts increased significantly relative to fixed terms deposits.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks(1)	Ps. 607,504	Ps. 919,438	Ps. 1,062,980	Ps. 1,796,873	Ps. 2,059,643
Private banks	744,606	1,044,548	1,374,885	2,275,692	2,763,659
Financial entities other than banks	3,242	5,042	8,133	12,678	15,585

Total	Ps. 1,355,353	Ps. 1,969,029	Ps. 2,445,998	Ps. 4,085,243.7	Ps. 4,838,886

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of December 31,
	2015	2016	2017	2018	2019
State-owned banks(1)	44.8%	46.7%	43.5%	44.0%	42.6%
Private banks	54.9	53.0	56.2	55.7	57.1
Financial entities other than banks	0.2	0.3	0.3	0.3	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
Non-financial public sector	Ps. 291,104	Ps. 441,890	Ps. 457,957	Ps. 864,851	Ps. 763,198
Financial sector (public and private)	1,659	5,451	6,053	12,996	17,950
Non-financial private sector	1,062,590	1,521,687	1,981,988	3,207,397	4,057,738
Demand deposits	220,829	305,445	345,060	396,692	696,920
Savings accounts	301,304	496,770	845,595	1,398,264	1,634,611
Term deposits	510,385	584,603	728,811	1,279,725	1,544,710
Others	30,072	134,869	62,522	132,716	181,497

Total deposits	Ps. 1,355,353	Ps. 1,969,029	Ps. 2,445,998	Ps. 4,085,244	Ps. 4,838,886

Source:	Central Bank.

Deposits by Sector and by Type of Deposit

(% change from the previous period)

	As of December 31,
	2015	2016	2017	2018	2019
Non-financial public sector	13.3%	51.8%	3.6%	88.9%	(11.8)%
Financial sector (public and private)	(5.1)	228.7	11.0	114.7	38.3
Non-financial private sector	47.4	43.2	30.2	61.8	26.5
Demand deposits	24.9	38.3	13.0	15.0	75.7
Savings accounts	48.5	64.9	70.2	65.4	16.9
Term deposits	60.6	14.5	24.7	75.6	20.7
Others	30.1	348.5	(53.6)	112.3	36.2

Total deposits	38.4%	45.3%	24.2%	67.0%	18.4%

Source:	Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of December 31, 2019, the annual average interbank rate on peso-denominated loans was 60.2% (as compared to 44.3% as of December 31, 2018). The overdraft current account rate increased from 48.6% as of December 31, 2018 to 67.3% as of December 31, 2019. The annual average dollar-denominated interbank rate decreased from 2.6% as of December 31, 2018 to 2.5% as of December 31, 2019.

As of December 31, 2019, nominal annual interest rates on peso-denominated personal loans increased to 71.6% from 63.9% as of December 31, 2018 and the average interest rates on peso-denominated mortgage loans remained stable at 47.5% as of December 31, 2019.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	2015	2016	2017	2018	2019
Domestic currency:
Interbank(1)	21.9%	29.1%	25.4%	44.3%	60.2%
Overdraft Current Account(2)	24.9	31.2	26.6	48.6	67.3
Foreign currency:
Interbank(1)	3.2%	2.2%	2.6%	2.6%	2.5%

(1)	Average interbank rate.
(2)	Average interest rate on current account peso-denominated overdrafts.
Source:	Central Bank.

Interest Rates on Deposits

The average nominal annual interest rate on peso-denominated term deposits increased from 20.8% in 2014 to 21.7% in 2015. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.05% in 2014 to 1.8% in 2015. The peso BADLAR rate for private banks increased from 20.0% in December 2014 to 27.5% in December 2015.

The average nominal annual interest rate on peso-denominated term deposits increased from 21.7% in 2015 to 24.4% in 2016. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.8% in 2015 to 0.9% in 2016. The peso BADLAR rate for private banks decreased from 27.5% in December 2015 to 20.0% in December 2016.

The average nominal annual interest rate on peso-denominated term deposits decreased from 24.4% in 2016 to 19.1% in 2017. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 0.9% in 2016 to 0.5% in 2017. The peso BADLAR rate for private banks increased from 20.0% in December 2016 to 23.2% in December 2017.

The average nominal annual interest rate on peso-denominated term deposits increased from 19.1% in 2017 to 32.0% in 2018. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.5% in 2017 to 1.0% in 2018. The peso BADLAR rate for private banks increased from 23.2% in December 2017 to 48.6% in December 2018.

The average nominal annual interest rate on peso-denominated term deposits increased from 32.0% in 2018 to 47.3% in 2019. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.0% in 2018 to 1.6% in 2019. The monthly average nominal peso BADLAR rate for private banks decreased from 48.6% for the month of December 2018 to 41.7% for the month of December 2019.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits, Lebacs and Leliqs

(nominal annual interest rate)

	2015	2016	2017	2018	2019
Domestic currency:
Savings deposits	0.2%	0.2%	0.3%	3.4%	7.2%
Term deposits(1)	21.7	24.4	19.1	32.0	47.3
Average deposit rate(2)	14.7	16.1	11.9	23.5	34.6
Lebac(3)	28.8	30.0	32.6	35.7	n.a.
Leliq(4)	—	—	—	64.8	66.02
Foreign currency:
Savings deposits	—	—	—	—	—
Term deposits(1)	1.8	0.9	0.5	1.0	1.6
Average deposit rate(2)	1.2	0.4	0.2	0.3	0.5
Lebac(3)	3.4%	1.4%	n.a.	n.a	n.a.

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Weighted average annual rate for all term Lebacs.
(4)	Weighted average annual rate for all term Leliqs.
n.a.	= not available.
Source:	Central Bank.

As of the date of this Annual Report, all Lebacs had been cancelled. See “Monetary System––Monetary Policy Measures Implemented in 2018 and 2019.”

Securities Markets

In the Argentine securities market, Government bonds dominate trading activities, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity.

Regulation of the Securities Markets

The Argentine securities markets are regulated by the CNV and the stock markets. The CNV supervises all agents that carry out transactions in Argentina’s public securities markets, including brokers, public companies, mutual funds and clearinghouses, and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities.

On December 29, 2016, the CNV authorized Bolsas y Mercados Argentinos (“ByMA”) as a market for the listing of securities through a public offering approval. The ByMA began its activities on May 23, 2017 and, subsequently, all listing of notes on the MERVAL were automatically transferred to ByMA. Currently, the primary markets are the ByMA and the Mercado Abierto Electrónico (“MAE”).

In the first half of the 1990s, changes to the legal framework provided for the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, as well as futures and options. This period was characterized by relatively low levels of regulation of the Argentine securities market and limited enforcement. In November 2013, Congress approved the Capital Markets Law No. 26, 831, which empowered the CNV to strengthen disclosure and regulatory standards for the Argentine securities market. The new standards were introduced through changes to the CNV’s rules implemented under Resolution 622/2013. On May 9, 2018, Congress enacted Law No. 27,440 to (i) develop national capital markets to increase financing for MSMEs; (ii) promote access to housing by generating financing for mortgage loans; (iii) increase financial instruments that favor and promote long-term savings; (iv) strengthen the regulatory powers of the CNV; and (v) stimulate the federalization of capital markets through technology.

As of December 31, 2015, the market capitalization of Argentina’s main securities market for equities was U.S.$253.2 billion, a 44.4% decrease compared to December 31, 2014, mainly as a result of changes in the exchange rate.

As of December 31, 2016, the market capitalization of Argentina’s main securities market for equities was U.S.$284.7 billion, a 12.4% increase compared to December 31, 2015, mainly as a result of changes in the prices of equities.

As of December 31, 2017, the market capitalization of Argentina’s main securities market for equities was U.S.$366.3 billion, a 28.7% increase compared to December 31, 2016, mainly as a result of an increase in the prices of equity securities and the completion of various primary equity offerings by Argentine issuers.

During 2018, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers. As of December 31, 2018, the market capitalization of Argentina’s main securities market for equities was U.S.$278.4 billion, a 24.0% decrease compared to December 31, 2017.

During 2019, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers. As of December 31, 2019, the market capitalization of Argentina’s main securities market for equities was U.S.$176.3 billion, a 36.7% decrease compared to December 31, 2018 when measured in U.S. dollars. Measured in pesos, the market capitalization of Argentina’s main securities market for equities remained stable in 2019, despite fewer listed companies.

Mutual Funds and the FGS

From 2005 to 2008, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and reformed the private pension system. Under this law, the former private pension system was absorbed and replaced by the Sistema Solidario de Reparto (Argentine Integrated Pension System), structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments. The FGS holds a wide range of financial assets, including without limitation public sector securities, shares of corporations, fixed and floating rate instruments, bonds, mutual funds, securities representing debt issued under trusts and mortgage bonds. As of December 2019, the FGS was valued at Ps.2,387.8 billion. Securities and obligaciones negociables (bonds) continued to be the FGS’s most important investments, representing 75.6% of the total value of the Fund.

Total Assets of the FGS

	2015	2016	2017	2018	2019

Assets (in billions of pesos)	Ps. 664.0	Ps. 875.4	Ps. 1,202.6	Ps. 1,648.2	Ps. 2,387.8
Percentage increase from previous year	40.6%	31.8%	37.4%	37.1%	44.8%

Source:	FGS.

FGS Special Lending and Other Programs

On June 29, 2016, Congress enacted legislation approving the Historical Reparations Program for Retirees and Pensioners. The main aspects of this Program, which was designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Program granted retroactive compensation to retirees in an aggregate amount of more than Ps.47.0 billion and involves expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The statute provides that assets held by the FGS, including equity interests, may be sold over time if necessary to finance this Program.

Government Bonds

In terms of trading volume, the Argentine bond market is dominated by Government securities. The total traded amount of public bonds reached U.S.$56.4 billion in 2015, U.S.$70.4 billion in 2016, U.S.$126 billion in 2017, U.S.$118.9 billion in 2018 and U.S.$159.6 billion in 2019.

For a description of the types of bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds are issued in registered form and may be denominated in local or foreign currency. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards, set the rules that corporate issuers must follow to list equity securities on those markets.

In 2015, equity total trading volume increased by 4.2% to U.S.$5.0 billion. In 2016, equity total trading volume decreased by 9.7% to U.S.$4.5 billion. In 2017, equity total trading volume increased by 58.7% to U.S.$7.1 billion. In 2018, equity total trading volume increased by 3.6% to U.S.$7.4 billion. In 2019, equity total trading volume contracted by 41.6% to U.S.$4.3 billion compared to U.S.$7.4 billion in 2018.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the dates specified.

Market Capitalization and Traded Amount

on the Buenos Aires Stock Exchange

(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2015		2016		2017		2018		2019
Market capitalization (in billions of U.S. Dollars)	U.S.$	253.2	U.S.$	284.7	U.S.$	366.3	U.S.$	278.4	U.S.$	176.3
Average daily traded amount		331.6		365.9		624.6		628.9		857.5
Shares		20.6		18.1		28.6		33.1		17.9
Corporate bonds		7.7		8.8		18.5		16.5		18.5
Public bonds		230.4		285.3		504.3		507.2		627.0
Others(1)		72.8		53.7		73.2		72.1		194.1
Total traded amount(2)		80,887.3		90,328.6		155,317		146,721		214,049
Shares		4,976.6		4,495.4		7,133		7,386		4,313
Corporate bonds		1,871.5		2,179.7		4,579		3,862		4,670.2
Public bonds		56,403.5		70,416.9		125,988		118,886		159,619.4
Others(1)	U.S.$	17,635.7	U.S.$	13,236.6	U.S.$	17,618	U.S.$	16,588	U.S.$	45,446

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.
Source:	Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities. These entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of national, provincial and municipal administrations, state-owned enterprises, certain public agencies and special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the BICE and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector, excluding the non-financial municipal sector.

The Central Administration comprises the executive, legislative and judicial branches of the Government, including the public ministries. National decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos (“AFIP”) with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the ANSES, which is a self-governing entity, the Armed Forces Pension Fund and the Federal Police Pension Fund. As of the date of this Annual Report, ten provinces and the City of Buenos Aires had transferred their social security obligations to ANSES. See “—Social Security.” These former provincial obligations are currently managed by ANSES.

The national public accounts reflect the consolidated results of the non-financial national public sector. Transfers from the Central Bank and the FGS to the Government, however, were included in the Government’s current fiscal revenues through December 31, 2015. Since in 2016 (and on a pro-forma basis for 2014 and 2015), transfers to the Government from the Central Bank and the FGS are presented separately below the primary fiscal balance. The Government also presented, as a separate line item under the heading of primary expenditures, the aggregate amount of obligations with suppliers that were not timely honored and deferred to a subsequent fiscal year.

Argentina’s provincial and local authorities are independent from the Government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces. See “—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below and throughout this Annual Report, the non-financial national public sector is referred to as the “Government.” Additionally, we refer to the fiscal balance of the non-financial national public sector as the “primary fiscal balance.” This primary fiscal balance does not reflect the issuance of Bocones, a debt instrument issued by the Government to discharge a portion of its payment obligations (e.g., with suppliers) or interest payments. The overall balance of the non-financial national public sector includes interest payments unless otherwise specified.

National Public Accounts

Overview

Since 2016, fiscal results are presented such that (i) transfers from the Central Bank and FGS to the Government are excluded from total fiscal revenues, (ii) intra-public sector interest payments on public debt made by the Government are excluded from total primary expenditures and (iii) tax revenues are presented net of revenues and transfers co-participated with the provinces, pension contributions, subsidies and social security transfers of the Government. Information below for years prior to 2016, employs data using the new reporting methodology described above.

Amounts in the discussion of fiscal results below are those set forth in the immediately following tables, with the exception of references to revenues from social security taxes, value-added taxes (“VAT”), income taxes, taxes on goods and services and taxes on fuel, each of which relate to data set forth in the table titled “Composition of Tax Revenues” presented in “—Tax Regime,” which include revenues (and transfers) “co-participated” with the provinces (see “—Fiscal Relations with the Provinces”) and pension contributions mandated by the Argentine Integrated Pension System.

Evolution of Fiscal Results: 2015 to 2019

From 2015 to 2019, the Government recorded deficits in both the primary fiscal balance and the overall balance, which primarily resulted from an increase in Government expenditures, including through the funding of social programs and increases in social security benefits. Expenditures grew during this period, as the Government significantly increased social security payments, public benefits and transfers to the provinces.

National Public Accounts

(in millions of pesos)

	2015(1)	2016 (1)	2017 (1)	2018 (1)	2019 (1)
Fiscal revenue
Current revenue:
National Administration taxes(2)	Ps.708,801	Ps.976,663	Ps.1,117,613	Ps.1,414,607	Ps.2,209,307
Social security tax(2)	419,419	558,087	727,254	901,922	1,224,439
Net operating result from state-owned enterprises	(24.627)	(44,011)	(46,641)	(70,981)	(84,725)
Other non-tax revenue(3)	74,718	94,116	150,446	271,828	383,686
Capital revenue(4)	457	443	2,770	12,202	119,642

Total fiscal revenues(5)	Ps. 1,178,768	Ps. 1,585,298	Ps. 1,951,442	Ps. 2,529,579	Ps. 3,852,349

Primary expenditures(6)
Current expenditures:
National Administration wages	199,066	266,831	333,193	400,835	536,937
Goods and services	69,469	79,327	104,349	134,995	168,399
Social security(7)	535,697	734,717	1,022,541	1,291,678	1,866,686
Transfers to provinces	27,614	73,589	82,660	79,266	130,846
Other transfers(8)	374,174	573,125	599,858	738,462	994,296
Other expenditures	36,456	19,188	5,049	13,034	13,944
Capital expenditures	160,887	182,045	207,934	210,296	236,362

Total primary expenditures	1,403,363	1,928,823	2,355,584	2,868,566	3.947,470

Primary fiscal balance	Ps. (224,595)	Ps. (343,526)	Ps. (404,142)	Ps. (338,987)	Ps. (95,122)
Interest payments(9)	(79,166)	(131,260)	(224,907)	(388,940)	724,285
Privatization proceeds	—	—	—	—	—

Overall balance of non-financial public sector	Ps. (303.761)	Ps. (474,786)	Ps. (629,050)	Ps. (727,927)	Ps. (819,407)

(1)	“Other non-tax revenues” excludes transfers from the Central Bank and the FGS and “Interest Payments” excludes intra-public sector interest payments.
(2)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” table and thus reflects updated information.

(3)	Includes sale of goods and services of the public administration, operational revenues, current transfers and other transfers.
(4)	Excludes revenues from privatization.
(5)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(6)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. The amount of Bocones issued in 2015, 2016, 2017, 2018 and 2019 was Ps.1.6 billion, Ps.0.59 billion, Ps.1.1 billion, Ps.0.46 billion and Ps.0.05 billion, respectively.

(7)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(8)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), under the Heads of Households Program and to state-owned companies.
(9)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.

Source: Ministry of Economy.

National Public Accounts

(% of Nominal GDP)

	2015(9)	2016(9)	2017(9)	2018(9)	2019(9)
Fiscal revenue
Current revenue:
National Administration taxes(1)	11.9%	11.9%	10.5%	9.7%	10,3%
Social security tax(1)	7.0	6.8	6.8	6.2	5.7
Net operating result from state-owned enterprises	(0.4)	(0.5)	(0.4)	(0.5)	(0.4)
Other non-tax revenue (2)	1.3	1.1	1.4	1.9	1.8
Capital revenue(3)	—	—	—	0.1	0.6
Total fiscal revenues(4)	19.8	19.3	18.3	17.4	18.0
Primary expenditures(5)
Current expenditures:
National Administration wages	3.3	3.2	3.1	2.8	2.5
Goods and services	1.2	1.0	1.0	0.9	0.8
Social security(6)	9.0	8.9	9.6	8.9	8.7
Transfers to provinces	0.5	0.9	0.8	0.5	0.6
Other transfers(7)	6.3	7.0	5.6	5.1	4.6
Other expenditures	0.6	0.2	0.0	0.1	0.1
Capital expenditures	2.7	2.2	2.0	1.4	1.1

Total primary expenditures	23.6	23.4	22.1	19.7	18.4

Primary fiscal balance	(3.8)	(4.2)	(3.8)	(2.3)	(0.4)
Interest payments(8)	1.3	1.6	2.1	2.7	3.4
Privatization proceeds	—	—	—	—	—

Overall balance of non-financial public sector	(5.1)%	(5.8)%	(5.9)%	(5.0)%	(3.8)%

(1)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” tables and thus reflects updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. The amount of Bocones issued in 2015, 2016, 2017, 2018 and 2019 was Ps.1.6 billion, Ps.0.59 billion, Ps.1.1 billion, Ps.0.46 billion and Ps.0.45 billion, respectively

(6)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(7)	Includes transfers to the private sector (including subsidies), to public sector entities (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(8)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
(9)	“Other non-tax revenues” excludes transfers from the Central Bank and the FGS and “Interest Payments” excludes intra-public sector interest payments.

Source: Ministry of Economy.

In 2015, the primary balance of the Government recorded a deficit of 3.8.% of nominal GDP and the overall balance of the Government recorded a deficit of 5.1% of nominal GDP. In 2016, the primary balance recorded a deficit of 4.2% of nominal GDP and the overall balance recorded a deficit of 5.8% of nominal GDP. In 2017, the primary balance recorded a deficit of 3.8% of nominal GDP and the overall balance recorded a deficit of 5.9% of nominal GDP. In 2018, the primary balance recorded a deficit of 2.3% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 5.0% of nominal GDP. In 2019, the primary balance recorded a deficit of 0.4% of nominal GDP and the overall balance recorded a deficit of 3.8% of nominal GDP.

Fiscal Result of 2015 Compared to Fiscal Results of 2014

The analysis below employs data for 2014 and 2015 under the methodology for reporting fiscal results prior to 2016, which includes property income. See “—Overview.”

Primary fiscal balance. The primary fiscal deficit increased from Ps.38.6 billion in 2014 to Ps.104.8 billion in 2015. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2015. While total revenues increased by 30.2% in 2015, primary expenditures increased by 35.5%, resulting in a larger primary deficit.

Fiscal revenues. In 2015, fiscal revenues increased by 30.2% to Ps.1,299 billion from Ps.997.2 billion in 2014. This increase was mainly driven by social security taxes, VAT, income tax, taxes on fuel, financial transactions and other non-tax revenue, which accounted for approximately 96.8% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 37.7% of the total increase;

•

an increase in other non-tax revenues, which accounted for approximately 11.4% of the total increase, primarily driven by an increase in profits generated by the Argentine Integrated Pension System and managed by the FGS;

•	an increase in revenues from income tax, which accounted for approximately 19.7% of the total increase; and

•

an increase in revenues from VAT, which accounted for approximately 19.3% of the total increase; and an increase in revenues from taxes on foreign trade, mainly due to an increase in imports tax contribution, which was partially offset by a decrease in export tax revenues.

Primary expenditures. In 2015, primary expenditures (excluding interest payments) of the Government increased by 35.5% from Ps.1,035.8 billion in 2014 to Ps.1,403.4 billion in 2015. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 24.4% of the overall increase, increased by 31.6%, from Ps.284.3 billion in 2014 to Ps.374.2 billion in 2015. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•

social security outlays, which accounted for approximately 46.9% of the overall increase, increased by 47.4%, from Ps.363.4 billion in 2014 to Ps.535.7 billion in 2015, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2015, pensions increased by an average of 33.0%;

•	National Administration wages, which accounted for approximately 15.2% of the total increase, increased by 39.0% from Ps.143.2 billion in 2014 to Ps.199.1 billion in 2015; and

•

capital expenditures, which accounted for approximately 8.1% of the overall increase, increased by 22.6% from Ps.131.3 billion in 2014 to Ps.160.9 billion in 2015. This increase was primarily due to capital expenditures in energy, transport and housing infrastructure.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.225.6 billion in 2015, compared to a deficit of Ps.109.7 billion in 2014.

Fiscal Result of 2016 Compared to Fiscal Results of 2015

In 2016, the Government revised the methodology for the reporting of fiscal results. For that reason, fiscal results for 2016 are not directly comparable to fiscal results for 2015 calculated using the prior methodology. Therefore, the analysis set forth below is based on fiscal results for 2015 presented on the basis of the revised methodology for comparative purposes, which are not comparable to data available for 2014 and prior years.

Primary fiscal balance. The primary fiscal deficit recorded for 2016 was Ps.343.5 billion, compared to a deficit of Ps.224.6 billion for 2015 (calculated pursuant the methodology adopted in 2016). Total fiscal revenues increased by 34.5% in 2016, and primary expenditures (excluding interest payments) increased by 37.4%.

Fiscal revenues. In 2016, fiscal revenues increased by 34.5% to Ps.1,585.3 billion from Ps.1,178.8 billion in 2015 (calculated pursuant to the methodology adopted in 2016). This increase was mainly driven by an increase in revenues generated by other taxes, including fines related with the Tax Amnesty Law (as defined below), social security taxes, VAT, tax on financial transactions, import taxes and income tax.

Primary expenditures. In 2016, primary expenditures (excluding interest payments) of the Government increased by 37.4% to Ps.1,928.8 billion in 2016 from Ps.1,403.4 billion in 2015 (calculated pursuant to the methodology adopted in 2016). This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 37.9% of the overall increase in expenditure, increased by 37.2% to Ps.734.7 billion in 2016 from Ps.535.7 billion in 2015 (calculated pursuant to the methodology adopted in 2016), mainly as a result of an increase in the number of retirees and successive increases in pension payments;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 37.9% of the overall increase, increased by 53.2% to Ps.573.1 billion in 2016 from Ps.374.2 billion in 2015 (calculated pursuant to the methodology adopted in 2016). This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, and transfers to local transportation providers and the “Acciones de Sustentabilidad de Suministro de Energía Eléctrica” Program. Family allowances to self-employed and temporary workers have been extended since 2016. This measure is available to 514,000 children and their families;

•

national administration wages, which accounted for approximately 12.9% of the total increase, increased by 34.0% to Ps.266.8 billion in 2016 from Ps.199.1 billion in 2015 (calculated pursuant to the methodology adopted in 2016); and

•	capital expenditures, increased from Ps.160.9 billion in 2015 (calculated pursuant to the methodology adopted in 2016) to Ps.182.0 billion in 2016.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.474.8 billion in 2016, compared to a deficit of Ps.303.8 billion in 2015 (calculated pursuant to the methodology adopted in 2016).

Fiscal Result of 2017 Compared to Fiscal Results of 2016

Primary fiscal balance. The primary fiscal deficit recorded for 2017 was Ps.404.1 billion, compared to a deficit of Ps.343.5 billion for 2016. Total revenues increased by 23.1% in 2017, while primary expenditures (excluding interest payments) increased by 22.1%.

Fiscal revenues. In 2017, fiscal revenues increased by 23.1% to Ps.1,951.4 billion from Ps.1,585.3 billion in 2016. This increase was mainly driven by an increase in revenues generated by VAT, social security taxes and income tax.

Primary expenditures. In 2017, primary expenditures (excluding interest payments) of the Government increased by 22.1% to Ps.2,355.6 billion in 2017 from Ps.1,928.8 billion in 2016. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 67.4% of the overall increase in expenditures, increased by 39.2%, from Ps.734.7 billion in 2016 to Ps.1,022.5 billion in 2017, mainly as a result of increases in pension payments provided by law;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 6.3% of the overall increase, increased by 4.7%, from Ps.573.1 billion in 2016 to Ps.599.9 billion in 2017. This increase was mainly due to an increase in certain subsidies, in particular, subsidies to the transport sector. During 2017, transfers to the energy sector decreased by 39.9% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, transfers to universities and the Plan Nacional de Inversiones Hidrocarburíferas (National Plan for Hydrocarbon Investments) designed to stimulate the production and export of gas and oil; and

•

national administration wages, which accounted for approximately 15.6% of the total increase, increased by 24.9% from Ps.266.8 billion in 2016 to Ps.333.2 billion in 2017. Capital expenditures, increased from Ps.182.0 billion in 2016 to Ps.207.9 billion in 2017.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.629.1 billion in 2017, compared to a deficit of Ps.474.8 billion in 2016.

Fiscal Result of 2018 Compared to Fiscal Results of 2017

Primary fiscal balance. The primary fiscal deficit recorded for 2018 was Ps.339.0 billion, compared to a deficit of Ps.404.1 billion for 2017. Total revenues increased by 29.6% in 2018, while primary expenditures (excluding interest payments) increased by 21.8%.

Fiscal revenues. In 2018, fiscal revenues increased by 29.6% to Ps.2,529.6 billion from Ps.1,951.4 billion in 2017. This increase was mainly driven by an increase in revenues generated by VAT, tax on financial transactions and imports and exports taxes.

Primary expenditures. In 2018, primary expenditures (excluding interest payments) of the Government increased by 21.8% to Ps.2,868.6 billion in 2018 from Ps.2,355.6 billion in 2017. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 52.5% of the overall increase in expenditures, increased by 26.3%, from Ps.1,022.5 billion in 2017 to Ps.1,291.7 billion in 2018, mainly as a result of increases in pension payments provided by law;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 27.0% of the overall increase, increased by 23.1%, from Ps.599.9 billion in 2017 to Ps.738.5 billion in 2018. This increase was mainly due to an increase in certain subsidies, in particular, transfers to the energy sector, which increased by 41.6% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances; and

•

national administration wages, which accounted for approximately 13.2% of the total increase, increased by 20.3% from Ps.333.2 billion in 2017 to Ps.400.8 billion in 2018. Capital expenditures, increased from Ps.207.9 billion in 2017 to Ps.210.3 billion in 2018.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.727.9 billion in 2018, compared to a deficit of Ps.629.1 billion in 2017.

Fiscal Result of 2019 Compared to Fiscal Results of 2018

Primary fiscal balance. The primary fiscal deficit recorded for 2019 was Ps.95.1 billion, compared to a deficit of Ps.339.0 billion for 2018. Total revenues increased by 52.3% in 2019, while primary expenditures (excluding interest payments) increased by 37.6%.

Fiscal revenues. In 2019, fiscal revenues increased by 52.3% to Ps.3,852.3 billion from Ps.2,529.6 billion in 2018. This increase was mainly driven by an increase in revenues generated by VAT, imports and exports taxes and social security taxes.

Primary expenditures. In 2019, primary expenditures (excluding interest payments) of the Government increased by 37.6% to Ps.3,947.5 billion in 2019 from Ps.2,868 billion in 2018. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 53.3% of the overall increase in expenditures, increased by 44.5%, from Ps.1,291.7 billion in 2018 to Ps.1,866.7 billion in 2019, mainly as a result of increases in pension payments provided by law;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 23.7% of the overall increase, increased by 34.6%, from Ps.738.5 billion in 2018 to Ps.994.3 billion in 2019. This increase was mainly due to an increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances;

•	national administration wages, which accounted for approximately 12.6% of the total increase, increased by 34.0% from Ps.400.8 billion in 2018 to Ps.536.9 billion in 2019; and

•	capital expenditures, increased from Ps.210.3 billion in 2018 to Ps.236.4 billion in 2019.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.819.4 billion in 2019, compared to a deficit of Ps.727.9 billion in 2018.

Tax Regime

Overview

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Economy is responsible for the collection of federal fiscal revenues. The Ministry of Economy carries out this task mainly through the AFIP.

Data set forth in this section differs from the data presented in “—National Public Accounts” section because this data includes revenues (and transfers) “co-participated” with the provinces. See “—Fiscal Relations with the Provinces.”

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital;

•	taxes on fuel; and

•	other taxes on goods and services (such as consumption taxes and tax on financial transactions).

Traditionally, the Government derived most of its revenue from VAT, social security contributions and income taxes.

Tax revenues for the year ended December 31, 2019 totaled Ps.5,102.4 billion, an increase of 48.5% as compared to 2018. The increase was primarily the result of:

•	increases in nominal wages of the public and private sectors;

•	increases in prices of products and services; and

•	an increase in the nominal exchange rate.

During 2019:

•

increased consumption (in nominal terms) and taxation on digital services resulted in a 38.7% increase in VAT revenues, as compared to 2018, which was partially offset by a decrease in economic activity, increased VAT returns to grain producers and exporters, an increase in the number of VAT-exempted products and the temporary suspension of the application of VAT to certain products included in the basic food basket;

•	revenues from taxes on financial transactions increased by 49.2%, mainly as a result of a nominal increase in banking transactions;

•	social security taxes increased by 34.2%, mainly driven by an increase in taxable wages (in nominal terms), which was partially offset by a decrease in formal employment;

•

income tax revenues increased by 33.7%, primarily due to larger income tax advances and payments made by companies and individuals, tax collections on financial income and an increase in tax revenues driven by a revaluation of taxable assets; and

•

duties on foreign trade increased by 151.2%. Import tax revenues increased by 52.2%, mainly as a result of an increase in the nominal exchange rate. Export tax revenues increased by 248.9%, as a result of the increase in the nominal exchange rate, an increase in export duty rates and, to a lesser extent, the imposition of taxes on exports of services and the acceleration of the deadline for the payment of duties for some products.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues

(in millions of pesos)

	2015		2016		2017		2018		2019(3)
VAT	Ps.	433,076	Ps.	583,217	Ps.	765,336	Ps.	1,104,580	Ps.	1,532,597
Tax on Financial Transactions		97,480		131,669		172,838		234,300		349,559
Social security taxes(1)		415,410		556,067		733,527		913,427		1,225,673
Taxes on income		381,463		432,907		555,023		742,052		1,096,521
Corporate income tax		183,207		233,028		294,546		399,623		589,240
Personal income tax		187,663		173,720		234,117		293,343		430,725
Other		10,593		26,159		26,360		49,086		76,556
Import and export taxes		113,053		130,223		141,373		227,215		570,669
Taxes on capital		18,538		19,976		22,786		15,296		32,383
Taxes on fuel		56,478		75,664		102,846		116,409		161,666
Other taxes on goods and services		41,548		61,960		91,856		104,003		136,602
Other		10,004		121,614		61,408		12,348		26,026

Tax regularization		1,306		110,721		46,131		(8,646)		(1,070)
Other		8,697		10,894		15,277		20,994		27,095
Gross tax revenues(2)		1,567,050		2,113,298		2,646,993		3,469,630		5,131,696
Tax refunds		(8,831)		(14,983)		(24,953)		(34,600)		(29,270)

Net tax revenues	Ps.	1,558,219	Ps.	2,098,315	Ps.	2,622,040	Ps.	3,435,030	Ps.	5,102,426

(1)	Include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.

Source: Ministry of Economy.

Composition of Tax Revenues

(% of total Government fiscal revenues)

	2015	2016	2017	2018	2019(3)
VAT	27.8%	27.8%	29.2%	32.2%	30.0%
Tax on Financial Transaction	6.3	6.3	6.6	6.8	6.9
Social security taxes(1)	26.7	26.5	28.0	26.6	24.0
Taxes on income	24.5	20.6	21.2	21.6	21.5
Corporate income tax	11.8	11.1	11.2	11.6	11.5
Personal income tax	12.0	8.3	8.9	8.5	8.4
Other	0.7	1.2	1.0	1.4	1.5
Import and export taxes	7.3	6.2	5.4	6.6	11.2
Taxes on capital	1.2	1.0	0.9	0.4	0.6
Taxes on fuel	3.6	3.6	3.9	3.4	3.2
Other taxes on goods and services	2.7	3.0	3.5	3.0	2.7
Other	0.6	5.8	2.3	0.4	0.5

Tax regularization	0.1	5.3	1.8	(0.3)	—
Other	0.6	0.5	0.6	0.6	0.5
Gross tax revenues (2)	100.6	100.7	101.0	101.0	100.6
Tax refunds	(0.6)	(0.7)	(1.0)	(1.0)	(0.6)

Net tax revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.

Source: Ministry of Economy.

The information below is a brief description of the principal taxes levied by the Government as of December 2019 except for social security taxes. For a description of social security taxes see “—Social Security.”

Value Added Tax

VAT is levied on sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the provider of the service is registered as a VAT taxable person. VAT is also applied on imports of consumer products and on digital services with effective use in the Republic.

As of December 31, 2019, the general VAT rate was 21.0%. An increased rate of 27.0% applies to the provision of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

The Government also levies certain taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	20-70
Alcoholic beverages	8–26
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4–8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	20
Electronic products	11
Cars, engines and motorcycles	20
Services
Insurances	0.1–23
Satellite and Cell phones (mobile phones)	5

Source: Ministry of Economy.

Taxes on Financial Transactions

The tax on financial transactions was introduced in 2001 as an exceptional measure and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds and other cash transfers. The tax on financial transactions was originally scheduled to expire in December 2002, but Congress extended the expiration date on several consecutive occasions. As a result, the tax on credits and debits from checking accounts will remain in force until December 31, 2022. Proceeds of this tax have been earmarked to the social security system/pension payments.

Taxes on Mobile Phones

Since 2010, the Government has collected a tax on mobile phones, which is recorded as “other taxes.” This tax is equal to 1% of customer payments to cell phone companies (net of VAT). In December 2017, the Government enacted legislation increasing the tax on mobile phones to 5% of customer payments to cell phone companies (net of VAT).

Taxes on Income, Utilities and Capital Gains

Argentine residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to income tax on Argentine sourced income.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations), is exempt from income tax. The Government has exempted or created special incentives (in the form of tax breaks) for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are two main categories of taxes on income in Argentina:

•	Impuesto a las ganancias (income tax)

•

Individuals that are Argentine residents for income tax purposes are taxed on their worldwide income at a rate that ranges from 5% to 35%. A 15% rate applies to net gains derived from trade of securities.

•

All business entities are taxed on their worldwide net income at a flat rate of 30%. Branches of a foreign companies are also subject to an additional tax at a rate of 7% at the time of remittance of profits to their parent company.

•	Non-resident individuals and entities are taxed on Argentine sourced income (including income that is presumed to be Argentine sourced) at a rate of 35%.

•

Individuals and undivided estates are taxed on interest, yield, discounts, premiums, dividends, utilities and capital gains arising from sales of securities and digital currencies at a tax rate that ranges between 5% and 15%, subject to certain exceptions.

For changes in income tax introduced in December 2019, see “—Tax Modifications Introduced by the Solidarity Law.”

•	Emergency tax on lotteries and gaming proceeds.

The rate of this tax is 31% and it is levied on 90% of the net amount of gains from lotteries and games.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import duties.

Import duties are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or per unit (expressed as a fixed amount per unit), or a combination of both.

The following import duties and their respective rates apply:

•

Intra-zone Import Duties: a 0% import duty rate is levied on imports of consumption goods coming from and originating in Mercosur member countries, except for sugar and related products, which are subject to a 20% import duty.

•

Common External Tariff: an import duty rate ranging from 0% to 35% is levied on imports of consumer goods originated in non-Mercosur countries but imported into Argentina from another Mercosur member country.

•

Extra-Zone Import Duties: the import duty rate levied on consumer goods originating in and coming from non-Mercosur countries is the applicable rate set forth in the Common External Tariff, except for certain products included in exempted lists provided by each of the Mercosur members.

Imports of capital goods are taxed at a differential rate that varies from 2% to 14%. Certain products, such as textiles, footwear, toys, dairy products and peaches are taxed at special rates. Export duties were introduced in 2002.

Export duties became an important source of revenue for the Government beginning in 2003, primarily as a result of the high international prices for commodities and the depreciation of the peso, which during the initial years following the devaluation in 2002 increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos. Domestic inflation and the real appreciation of the peso over time eroded the competitiveness of Argentine exports. In December 2015, the Government eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%, among others. However, in 2018, after a series of factors that affected the Argentine economy, the Government reintroduced export duties on all exports effective January 1, 2019.

Export duties tax the export of consumer goods. Services rendered in the country, whose use or effective exploitation is carried out abroad, are also considered goods subject to export taxes.

Set forth below are certain export duty rates in effect as of December 31, 2019.

•	exports of crude oil and fuels:

•	if the international price per barrel of crude oil and fuel is less than U.S.$71.00, the applicable export duty is 1%; and

•	if international price per barrel of crude oil and fuel is higher than U.S.$71.00, the export duty is calculated according to the following formula:

D =	(PI – VC)	*100
VC

where D is export duty, PI is international price and VC is “price cut” (maximum net amount after taxes that an exporter can be paid; as of December 31, 2019, the “price cut” stood at U.S.$70.00 per barrel);

•	5% on exports of metal waste;

•	5%-10% on exports of hides and skins;

•	5%-10% on exports of natural cork;

•	20% on exports of paper and cardboard for recycling;

•	11%-18% on exports of soy and other derivatives;

•	100% on exports of natural gas; and

•

12% on exports of consumer goods and services with a cap of Ps.4 per U.S.$1.00 for each U.S. Dollar for commodities and low value-added manufactures and Ps.3 per U.S.$1.00 for all other products. If such exports are also taxed pursuant to one of the duties described above, this 12% rate is added to the such export duties, subject to the abovementioned caps. This duty will be applicable until December 31, 2020. On December 14, 2019, the Government enacted a decree leaving the Ps.4 per U.S.$1.00 cap with no effect with regards to some goods, taxing them with a 9% rate.

In 2015, export duties on food and beverages, agricultural products and fuel products represented 40.6%, 43.90% and 2.3% of total export duties, respectively.

In 2016, export duties on food and beverages, agricultural products and fuel products represented 55.2%, 41.7% and 1.5% of total export duties, respectively.

In 2017, export duties on food and beverages, agricultural products and fuel products represented 57.2%, 42.2%, 0.1% of total export duties, respectively.

In 2018, export duties on food and beverages, agricultural products and fuel products represented 49.9%, 27.7% and 3.48% of total export duties, respectively.

In 2019, export duties on food and beverages, agricultural products and fuel products represented 31.3%, 41.6% and 3.7% of total export duties, respectively.

Import and export duties revenues increased by 151.2%, from Ps.227.1 billion in 2018 to Ps.570.7 billion in 2019. Export duty revenues increased by 248.9% in 2019 as compared to 2018, mainly due to an increase in the nominal exchange rate and an increase in volumes exported, which was partially offset by a decrease in export prices. Import duty revenues increased by 52.2% in 2019 compared to 2018 due to an increase in the nominal exchange rate, which was partially offset by a decrease in volumes imported and in import prices.

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions and a tax on the sales of real estate. In the aggregate, taxes on capital accounted for less than 0.6% of the Government’s overall tax revenues in 2019.

Non-residents and foreign undivided estates are taxed on assets located in Argentina at a rate of 0.5%. Argentine residents are taxed at progressive rates ranging between 0.5% and 1.25%. See “—Tax Modifications Introduced by the Solidarity Law—Taxes on Capital.”

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas. Through 2019, the tax on the sale of liquid fuels was generally levied on importers, refineries and distributors. Taxes on the sale of fuels are assessed per unit (expressed as a fixed amount per liter of liquid fuels, updated quarterly and published by AFIP on its website based on the CPI variations published by INDEC).

Tax Enforcement

Recent initiatives introduced by the Government to improve tax collections include the following:

Double taxation and tax cooperation agreements

Argentina has signed cooperation agreements with numerous countries (including in recent years the United Arab Emirates (2016), Switzerland (2016), United States (2016), Brazil (2017), Panama (2017), Morocco (2018) and Canada (2018)) to promote international cooperation in tax matters through the exchange of information and increase the transparency of cross-border commercial transactions. These agreements provide for the sharing of tax information in documentary form and, in certain circumstances, allow representatives of a country’s competent authority to conduct interviews and examine records in the territory of a counterparty. In other cases, these agreements provide for mutual assistance in customs procedures.

Argentina is also a party to the 1988 Convention on Mutual Administrative Assistance in Tax Matters and to the 2014 Multilateral Competent Authority Agreement promoted by the OECD. In 2018, Argentina entered into a memorandum of understanding with the OECD establishing the OECD Latin America Academy for Tax and Financial Crime Investigation, which intends to promote a global approach to the treatment of tax evasion to tackle tax and financial crimes.

Tax Amnesty Law

In July 2016, the Régimen de Sinceramiento Fiscal (the “Tax Amnesty Law”) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allowed Argentine tax residents holding funds or assets located in Argentina or abroad that had not been reported to the Argentine tax authorities to (i) report such assets (until October 31, 2016, in the case of cash, and until March 31, 2017, in the case of other property), without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. A special tax was applicable on the value of the undeclared cash and assets, unless adherent taxpayers subscribed certain investment securities. Among other aspects, the regime also provided benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. All argentine provinces other than Corrientes, Chubut and Formosa adhered to the Tax Amnesty Law.

Through April 3, 2017, U.S.$116.8 billion in cash holdings, real estate and securities had been repatriated and a total of Ps.148.6 billion had been collected as tax revenues by the Government.

Tax Modifications Introduced by the Solidarity Law

On December 27, 2017, the Argentine Congress approved a tax reform (the “2017 Tax Reform”), which was intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance.

The lack of economic growth, however, since the changes introduced by the 2017 Tax Reform, resulted in the Republic’s tax revenues falling as a percentage of GDP. In December 2019, the Argentine Congress enacted the Solidarity Law, to improve the fiscal balance in the short term through a series of tax and non-tax measures.

The main amendments to the Argentine tax system introduced by the Solidarity Law are:

Employers’ Contributions to the Social Security System

The 2017 Tax Reform established a non-taxable amount (of Ps.12,000, to be adjusted annually by inflation) to be deducted from an employee’s gross remuneration prior to the calculation of employers’ contributions to the social security system. Additionally, the 2017 Tax Reform established a process of convergence of rates which, in practice implied a significant reduction in the average effective rate given that most employers, and particularly those that are to contribute the most, pay the highest rate of the range.

The Solidarity Law froze the reduction of rates established for the year 2020 and further increases in the non-taxable amount, but provided that companies with less than 25 registered workers may deduct an additional amount of $10,000. In addition, to encourage companies to increase salaries, the Solidarity Law authorized the Government to grant temporary exemptions from the payment of fees and social security contributions on salary increases.

Adjustments for Inflation

The 2017 Tax Reform, as modified in 2018, contemplated a transitional regime regarding the determination of income where such determination results from restatement of financial statements to take account of the effect of inflation.

To further mitigate the fiscal impact that the comprehensive inflation adjustment would have in 2020, the Solidarity Law extended the transitional regime by 72 months.

Taxes on Capital

Until 2015, the rate on tax on capital ranged between 0.5% and 1.25%, depending on the total amount of assets taxed. In December 2018, the Argentine Congress enacted legislation reducing the rate to a maximum of 0.75% and establishing a non-taxable base of Ps.2.0 million, except that for assets constituting real estate intended for home use, the non-taxable base was set at Ps.18.0 million.

The Solidarity Law reverted to the rates of 2015, although it maintained the non-taxable bases (which give greater progressiveness to the tax) and entitled the Government to increase by up to 100% the rate applicable to assets held outside of Argentina, subject to certain exceptions resulting from the repatriation of a portion of those assets.

In addition, the Solidarity Law exempted certain savings in peso-denominated financial assets.

Tax for an Inclusive and Solidary Argentina

The Solidarity Law introduced an extraordinary tax levied on the purchase or exchange of foreign currency for savings, offshore payments related to the acquisition of goods and services and other payments linked to outbound tourism and the consumption of goods and services provided in Argentina by non-residents, except for the acquisition of medicines, health-related benefits, books, the use of educational platforms and expenses associated with research projects (the “Impuesto PAIS”). The Impuesto PAIS rate was set at 30% of the amount of each transaction, except for the price paid on digital services, which are levied at an 8% tax rate. 70% of the revenues from the Impuseto PAIS are earmarked for the financing of ANSES programs and the remaining 30% to fund economic infrastructure and social housing.

Tax on Bank Debits and Credits and Other Financial Transactions

In order to minimize the use of cash and encourage the formal economy and financial inclusion, the Solidarity Law provided that when cash withdrawals are made, the amount of the bank debit shall be subject to double the applicable rate in force. Individuals and SMEs are not covered by this regulation.

Internal Taxes

Internal taxes cover tobacco, alcoholic beverages, telephone services, luxury goods, automobiles, motorcycles, pleasure boats and airplanes, among others. These taxes were modified with the Solidarity Law to protect domestic production and tax consumption of luxury products. In particular, to increase the progressiveness of internal taxes, the prior 20% single rate system for land motor vehicles, motorcycles, vessels and aircraft was replaced by a system of scales by sales price that will be adjusted quarterly to reflect the evolution of the Internal Wholesale Price Index. In the case of automobiles and motorcycles, scales depend on the value of the automobile or motorcycle.

Export duties

The Solidarity Law provides that, until December 31, 2020, the Government may set export duties with rates that may not exceed 33.0% of the taxable value or the official FOB price, subject to certain limitations, such as:

•	the rate may not exceed 15% in the case of goods that were not subject to export duties or that were subject to a zero rate as of September 2, 2018;

•	the rate may not exceed 5% in the case of agro-industrial products of certain regional economies;

•	the rate may not exceed 5% in the case of exports of industrial goods and services; and

•	the rate may not exceed 8% in the case of hydrocarbons and mining.

In addition, the Solidarity Law provided that during 2020, the export of services performed in the country will be taxed at a 5% rate. However, services exported by micro and small enterprises will only be levied on the income from exported services that exceed U.S.$600,000 in a given calendar year. Additional tax reductions apply to exports by micro and small enterprises if the FOB value of the exports in a given calendar year exceeds the FOB value of the exports during the prior calendar year, provided that the FOB value of such exports does not exceed U.S.$50.0 million.

Corporate Income Tax

The 2017 Tax Reform reduced the corporate income tax rate from 35% to 30% for the 2018 and 2019 fiscal years, and to 25% for 2020. Prior to the reform, corporate income was taxed at a uniform rate of 35%, while shareholder dividends were not taxable. The Solidarity Law suspended the reduction of the corporate income tax rate for 2020, which was set at 30%.

Tax Harmonization

Since the enactment of the Solidarity Law, the Ministry of Economy has been working on a reform package that emphasizes the harmonization of tax administrations at all levels, simplifying and making the system more efficient by providing it with greater progressiveness, while respecting the taxing powers of the municipalities and provincial jurisdictions. This tax harmonization is based on four principles: (i) strengthening and increasing the sustainability of public finances; (ii) improving incentives for hiring workers and production; (iii) increasing progressiveness in the tax system; and (iv) simplifying the tax system to facilitate taxpayers’ compliance and enforcement.

The tax reforms needed in connection with the proposed harmonization will be submitted to Congress in due course for their debate.

Income Tax Exemptions on Certain Financial Assets

On December 29, 2017, Law No. 27,430 was published in the Official Gazette providing for specific income tax exemptions on certain financial assets held by individuals that are Argentine residents and non-Argentine residents. Pursuant to Law No. 27,430, non-Argentine residents that are residents of a “cooperative jurisdiction” and whose funds originate in a “cooperative jurisdiction,” are exempt from paying income tax on (A) capital gains generated by the sale or exchange of shares or securities representing underlying shares to the extent they are (i) placed through a public offering authorized by the CNV; (ii) traded in stock markets authorized by the CNV under segments that ensure offer interference with time-price priority; or (iii) sold through a tender offer or exchange regime authorized by the CNV; and (B) interest and capital gains generated by (i) sovereign bonds issued by the federal, provincial or municipal governments or by the City of Buenos Aires (excluding Lebacs); (ii) negotiable obligations that meet the requirements set forth under Article 36 of Law No. 23,576; (iii) publicly placed debt securities issued by Argentine financial trusts; (iv) publicly placed quotas of Argentine mutual funds included under Article 1° of Law No. 24,083; and (v) securities issued abroad representing underlying shares issued by Argentine companies and offered publicly with the CNV’s authorization.

In general terms, if a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” interest income generated by peso-denominated securities without a currency adjustment clause that do not qualify for any exemption will be taxed at a rate of 5%, while interest income generated by peso-denominated securities with a currency adjustment clause or by foreign currency-denominated securities will be taxed at a rate of 15%. If a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” capital gains generated by the sale or exchange of financial assets that do not qualify for any exemption will be taxed at a rate of 5% or 15%, depending on the specific asset involved.

If a non-Argentine beneficiary is a resident of a “non-cooperative jurisdiction” or the funds used to purchase such Argentine financial assets originate in a “non-cooperative jurisdiction,” a 35% tax rate will be applied to the statutorily provided tax base for interest and/or capital gains.

Moratorium for SMEs

The Solidarity Law empowered the Government to establish a moratorium aimed at allowing SMEs and non-for-profit organizations to comply with their tax obligations.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s expenditures for the periods specified, calculated using an accrual method, which records revenues and expenditures in the period in which they are accrued, regardless of the period in which payments are received or made. This method differs from the cash-basis used to calculate national public accounts. See “—Introduction.”

Composition of National Administration’s Expenditures (1)

(% of Nominal GDP)

	2015	2016	2017	2018	2019
General administration	1.0%	1.2%	1.3%	0.7%	0.7%
Defense and security	1.3	1.3	1.2	1.0	0.9
Justice	0.4	0.4	0.4	0.4	0.4
Social programs	14.5	14.5	15.0	13.8	13.2
Social security(2)	10.3	10.7	11.2	10.6	10.3
Culture, education, science and technology	2.0	1.9	1.9	1.6	1.3
Health	0.9	0.9	0.9	0.8	0.8
Housing	0.8	0.5	0.4	0.4	0.2
Social welfare	0.4	0.4	0.5	0.4	0.4
Labor	0.1	0.1	0.1	0.1	0.0
Public expenditures on economic infrastructure and services	5.0	4.7	3.2	2.9	2.7
Public debt service(3)	1.8	3.7	3.0	3.8	4.4

Total	24.0%	25.9%	24.1%	22.7%	22.2%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, substantially all of which has been settled since April, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic has not offered to pay time-barred claims on principal or interest. See “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.

Source: Ministry of Economy.

Composition of National Public Expenditures (1)

(% of total Government expenditures)

	2015	2016	2017	2018	2019
General administration	4.2%	4.8%	5.2%	3.2%	3.1%
Defense and security	5.5	5.0	5.0	4.6	4.1
Justice	1.6	1.5	1.7	1.7	1.7
Social programs	60.2	56.1	62.2	60.9	59.4
Social security(2)	42.7	41.4	46.6	46.6	46.6
Culture, education, science and technology	8.4	7.3	7.8	6.9	6.0
Health	3.9	3.5	3.7	3,6	3.6
Housing	3.2	2.1	1.7	1.7	1.1
Social welfare	1.5	1.4	2.0	1.8	1.9
Labor	0.4	0.3	0.4	0.2	0.2
Public expenditures on economic infrastructure and services	20.8	18.2	13.2	12.8	12.0
Public debt service(3)	7.7	14.4	12.7	16.8	19.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, substantially all of which has been settled since April, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic has not offered to pay time-barred claims on principal or interest. See “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.

Source: Ministry of Economy.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs. From 2015 to 2019, social programs expenditures accounted on average for 59.8 % of annual National Administration expenditures, of which social security payments alone accounted on average for 44.8%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current law, 6% of the consolidated annual budget of the Government, the provinces and the City of Buenos Aires must be allocated to education, science and technology.

Public Infrastructure and Services

The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

For more information see “—Infrastructure Development.”

On December 21, 2016, the Supreme Court of Argentina suspended the construction at the “Presidente Néstor Kirchner” and “Governor Jorge Cepernic” dams in the province of Santa Cruz. The Supreme Court found that the legally mandated environmental impact assessment and public hearing regarding the projects had not been conducted and conditioned the continuation of the works to the completion of those procedures. During 2017, these projects were redefined and adapted to the findings of the environmental impact report resulting from a public hearing held by Congress, as mandated by the Supreme Court meetings and construction resumed in 2018. As of the date of this Annual Report, construction was still ongoing.

Public Debt Service

The Government has only recorded interest paid on performing debt. The data discussed below does not include interest accrued on Untendered Debt, a portion of which was settled in April 2016 and in subsequent transactions thereafter. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. The Republic has not offered to pay time-barred claims on principal or interest. In settling outstanding disputes with holdout creditors, the Government took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. See “Public Sector Debt—Legal Proceedings.” Interest paid on the debt securities issued since April 2016 (the net proceeds of which were applied in whole or in part to settle claims under Untendered Debt) are reflected under Public Debt Service. In 2015, interest payments as a percentage of total expenditures remained stable at 7.7%, and increased by 26.0% in nominal terms, mainly due to payments on Bonares, Discount Bonds and Treasury notes. In 2016, interest payments as a percentage of total expenditures increased to 14.5%, and increased by 180% in nominal terms, mainly due to interest payments on Bonares, Discount Bonds and Treasury notes and interest accrued on securities issued since April 2016, in part to settle claims under Untendered Debt. Interest payments as a percentage of total expenditures decreased from 14.4% in 2016 to 12.7% in 2017, but increased by 5.8% in nominal terms, mainly due to payments under Birads, Bontes and Treasury notes. In 2018, interest payments as a percentage of total expenditures increased from 12.7% in 2017 to 16.8% in 2018 and increased by 70.7% in nominal terms, mainly due to payments on Birads, Bontes and Treasury notes. In 2019, interest payments as a percentage of total expenditures increased to 19.7%, and increased by 69.2% in nominal terms, mainly due to the effect that the depreciation of the peso vis-à-vis the U.S. dollar on interest payments on Bonares, Discounts, Birads and other foreign currency denominated debt and an increase of payments under the SBA and peso-denominated securities (Botapo and Bonares). See “Public Sector Debt—Foreign Currency-Denominated Debt—Performing Foreign Currency—Denominated Debt Service.”

Defense and Security

Government expenditures in defense and security represented 5.5% of total expenditures in 2015, 5.0% of total expenditures in each of 2016 and 2017, 4.6% of total expenditures in 2018 and 4.1% of total expenditures in 2019.

General Administration Expenses

In 2015, general administration expenses as a percentage of total government expenditures increased from 3.9% in 2014 to 4.2%, and increased by 36.4% in nominal terms as compared to 2014.

In 2016, general administration expenses as a percentage of total government expenditures increased from 4.2% in 2015 to 4.8% in 2016, and increased by 67.9% in nominal terms as compared to 2015.

In 2017, general administration expenses as a percentage of total government expenditures increased from 4.8% in 2016 to 5.2% in 2017, and increased by 32.1% in nominal terms as compared to 2016.

In 2018, general administration expenses as a percentage of total government expenditures decreased from 5.2% in 2017 to 3.2% in 2018, and decreased by 21.2% in nominal terms as compared to 2017.

In 2019, general administration expenses as a percentage of total government expenditures decreased slightly to 3.1% from 3.2% in 2018, and increased by 40.4% in nominal terms as compared to 2018.

Infrastructure Development

The following table sets forth the composition of the Government’s expenditure (including subsidiaries) in infrastructure development for the years indicated.

Composition of Public Expenditures

(% of total expenditures)

	2015	2016	2017	2018	2019
Public expenditures on economic infrastructure	20.8%	18.2%	13.2%	12.8%	12.0%
Energy, fuels and mining	12.2	11.0	6.0	6.3	5.2
Communications	0.8	0.4	0.4	0.4	0.2
Transport	6.2	5.5	5.6	5.2	5.6
Ecology and environment	0.2	0.2	0.3	0.2	0.3
Agriculture	0.5	0.4	0.5	0.3	0.3
Industry	0.4	0.5	0.4	0.3	0.2
Trade, tourism and other services	0.3%	0.1%	0.1%	0.1%	0.1
Insurances and finances	—	—	—	—	—

Source:	Ministry of Economy.

Composition of Public Expenditures

(% of GDP)

	2015	2016	2017	2018	2019
Public expenditures on economic infrastructure	5.0%	4.7%	3.2%	2.9%	2.7%
Energy, fuels and mining	2.9	2.9	1.4	1.4	1.2
Communications	0.2	0.1	0.1	0.1	0.1
Transport	1.5	1.4	1.3	1.2	1.2
Ecology and environment	0.1	0.1	0.1	0.1	0.1
Agriculture	0.1	0.1	0.1	0.1	0.1
Industry	0.1	0.1	0.1	0.1	—
Trade. tourism and other services	0.1%	—	—	—	—
Insurances and finances	—	—	—	—	—

Source:	INDEC and Ministry of Economy.

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years. Although the budget is prepared on a tri-annual basis, Congress only approves the budget for the following year. Once a budget is approved, the Government can transfer the allocated amounts to the various agencies and to the provinces and the City of Buenos Aires on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to cover operating expenses.

On September 14, 2019, the Macri administration submitted to Congress a draft bill for the 2020 national budget. However, on December 10, 2019, President Fernández announced that the draft budget bill for 2021 would not be reviewed and debated in Congress until negotiations relating to the Argentine public debt are concluded. By means of Decree No. 4 dated as of January 2, 2020, the Government extended the budget law for the fiscal year ending December 31, 2019 to the fiscal year ended December 31, 2020.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collection. The provinces rely on revenue transfers from the Government, primarily through the Co-Participation Regime (as defined below). See “—Revenue Transfers.” Under the Co-participation Regime, the provinces delegate to the Government their constitutional authority to collect certain taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2015 to 2019, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged 15.8% of nominal GDP, while the provinces (including the City of Buenos Aires), on average, collected annual revenues of approximately 15.1% of nominal GDP (including co-participation amounts). The following table sets forth a summary of the changes in the aggregate fiscal results at the provincial level for the periods specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(in millions of pesos) (1)

	As of December 31,
	2015	2016	2017	2018	2019
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.314,906.1	Ps.425,473.2	Ps.580,721.8	Ps.768,200.5	Ps.1,044,589.1
National taxes:
Co-participation	329,953.0	464,142.7	628,282.3	1,006,862.0	1,475,567.8
Other national taxes	85,469.8	98,996.8	126,342.5	69,886.8	154,948.1

Total national taxes	415,422.8	563,139.4	754,624.9	1,076,748.9	1,630,515.8

Total administration taxes	730,328.9	988,612.6	1,335,346.7	1,844,949.4	2,675,104.9
Other non-tax revenue	45,883.1	65,454.3	85,466.6	136,972.4	211,692.6
Sale of goods and services of the public administration	5,026.4	7,137.0	11,092.9	14,087.5	19,469.1
Property taxes	3,971.8	13,574.2	18,551.4	39,370.9	68,935.7
Current transfers	49,081.3	96,227.9	126,617.7	122,576.0	128,870.6

Total current revenues	834,291.5	1,171,006.0	1,577,075.2	2,157,906.0	3,104,072.9
Capital revenue	53,281.1	59,041.0	74,069.9	66,454.8	54,179.0

Total revenues	887,572.6	1,230,046.9	1,651,145.1	2,224,360.7	3,158,251.9

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	502,172.8	692,434.6	883,476.5	1,110,042.4	1,606,912.7
Consumer goods	23,866.1	30,410.6	39,152.7	50,340.3	79,584.7
Services	67,692.1	83,812.5	120,891.6	161,869.7	232,623.5

Total consumption expenditures	593,731.0	806,657.8	1,043,520.7	1,322,252.4	1,919,120.9
Interest payments	15,851.8	27,134.9	47,107.1	100,603.9	172,267.9
Current transfers	212,518.8	303,634.9	382,650.9	513,824.0	779,616.6

Total current expenditures	822,101.6	1,137,427.6	1,473,278.7	1,936,680.3	2,871,005.4
Capital expenditures
Direct investment	93,854.8	114,906.7	191,670.9	222,014.7	267,936.9
Capital transfers	24,132.0	34,062.8	43,555.9	66,509.8	76,081.0
Financial investment	9,216.8	19,820.4	26,909.4	33,670.9	38,105.6

Total capital expenditures	127,203.6	168,789.8	262,136.2	322,195.4	382.123,5

Total expenditures	949,305.2	1.306,217.4	1,735,414.9	2,258,875.7	3,253,128.9

Fiscal balance	Ps.(61,732.6)	Ps.(76,170.5)	Ps.(84,269.8)	Ps.(34,515)	Ps.(94,877)

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Economy.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the periods specified, in percentage terms.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(% change from the previous year) (1)

	As of December 31,
	2015	2016	2017	2018	2019
Revenues
Current revenues:
Administration taxes:
Provincial taxes	30.5%	35.1%	36.5%	32.3%	36.0%
National taxes:
Co-participation	37.3	40.7	35.4	60.3	46.6
Other national taxes	34.5	15.8	27.6	(44.7)	121.7
Total national taxes	36.7	35.6	34.0	42.7	51.4

Total administration taxes	33.9	35.4	35.1	38.2	45.0

Other non-tax revenue	13.6	42.7	30.6	60.3	54.6
Sale of goods and services of the public administration	22.0	42.0	55.4	27.0	38.2
Property taxes	31.5	241.8	36.7	112.2	75.1
Current transfers	30.9	96.1	31.6	(3.2)	5.1

Total current revenues	32.4	40.4	34.7	36.8	43.8
Capital revenue	26.6	10.8	25.5	(10.3)	(18.5)

Total revenues	32.0	38.6	34.2	34.7	42.0

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	42.3	37.9	27.6	25.6	44.8
Consumer goods	40.3	27.4	28.7	28.6	58.1
Services	48.0	23.8	44.2	33.9	43.7

Total consumption expenditures	42.8	35.9	29.4	26.7	45.1
Interest payments	36.8	71.2	73.6	113.6	71.2
Current transfers	34.0	42.9	26.0	34.3	51.7

Total current expenditures	40.3	38.4	29.5	31.5	48.2

Capital expenditures
Direct investment	37.1	22.4	66.8	15.8	20.7
Capital transfers	32.8	41.2	27.9	52.7	14.4
Financial investment	45.5	115.0	35.8	25.1	13.2

Total capital expenditures	36.8	32.7	55.3	22.9	18.6

Total expenditures	39.8	37.6	32.9	30.2	44.0

Fiscal balance	847.5%	23.4%	10.6%	(59.0)%	174.9%

(1)	Amounts calculated using the accrual method.

Source: Ministry of Economy.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP) (1)

	As of December 31,
	2015	2016	2017	2018	2019
Revenues
Current revenues:
Administration taxes:
Provincial taxes	5.3%	5.2%	5.4%	5.3%	4.9%
National taxes:
Co-participation	5.5	5.6	5.9	6.9	6.9
Other national taxes	1.4	1.2	1.2	0.5	0.7

Total national taxes	7.0	6.8	7.1	7.4	7.6

Total administration taxes	12.3	12.0	12.5	12.7	12.5
Other non-tax revenue	0.8	0.8	0.8	0.9	1.0
Sale of goods and services of the public administration	0.1	0.1	0.1	0.1	0.1
Property taxes	0.1	0.2	0.2	0.3	0.3
Current transfers	0.8	1.2	1.2	0.8	0.6

Total current revenues	14.0	14.2	14.8	14.8	14.5
Capital revenue	0.9	0.7	0.7	0.5	0.3

Total revenues	14.9	14.9	15.5	15.3	14.7

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	8.4	8.4	8.3	7.6	7.5
Consumer goods	0.4	0.4	0.4	0.3	0.4
Services	1.1	1.0	1.1	1.1	1.1

Total consumption expenditures	10.0	9.8	9.8	9.1	8.9

Interest payments	0.3	0.3	0.4	0.7	0.8
Current transfers	3.6	3.7	3.6	3.5	3.6

Total current expenditures	13.8	13.8	13.8	13.3	13.4

Capital expenditures
Direct investment	1.6	1.4	1.8	1.5	1.2
Capital transfers	0.4	0.4	0.4	0.5	0.4
Financial investment	0.2	0.2	0.3	0.2	0.2

Total capital expenditures	2.1	2.1	2.5	2.2	1.8

Total expenditures	15.9	15.9	16.3	15.5	15.2

Fiscal balance	(1.0)%	(0.9)%	-0.8%	(0.2)%	(0.4)%

(1)	Amounts calculated using the accrual method.

Source: INDEC and Ministry of Economy.

Revenue Transfers

Currently, revenue transfers between the Government and the provinces take place under the Co-Participation Regime and several other special revenue-distribution arrangements. The 1988 Co-Participation Law as amended in 2002 (the “Co-Participation Law”) governs the current co-participation regime (the “Co-Participation Regime”). Originally intended as a temporary measure, the Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces and the City of Buenos Aires have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified. The Comisión Federal de Impuestos (Federal Tax Commission), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the Co-Participation Regime.

Until December 31, 2017, after effecting the deductions based on the special distribution arrangements described below, the Co-Participation Law required the Government to transfer to a federal co-participation fund 64.0% of income tax revenues (net of Ps.580 million, as described below), 89.0% of value-added tax revenues, 100.0% of revenues from the notional minimum income tax and 93.7% of revenues from the personal assets tax, 30.0% of the revenues generated by the tax on financial transactions and the revenues from excise tax and other minor taxes. As of January 1, 2018, the Fiscal Consensus eliminated the 64.0% cap on income tax revenues subject to automatic distribution under the Co-Participation Regime. As a consequence of this elimination, commencing in 2018, 100% of the income tax revenues form part of the co-participation fund and must be distributed in accordance with the Co-Participation Regime. In addition, the Fiscal Consensus establishes that 100.0% of revenues generated by the tax on financial transactions will be allocated to ANSES, after giving effect to the 30.0% priority allocation of this revenue to the provinces under the federal Co-Participation Regime. Additionally, the Fiscal Consensus provided for (i) certain compensations to those jurisdictions whose funds were reduced as a result of the changes in the allocations of income tax and financial transactions tax and (ii) a specific compensation to the Province of Buenos Aires due to the dismantling of the Fondo del Conurbano Bornaerense.

The special distribution arrangements in place through December 31, 2019, in addition to the federal Co-Participation Regime, include the following:

•

VAT. 11% of VAT revenues (after deducting export refunds) were distributed as follows: 6.27% to those provinces whose social security funds had not been transferred to the federal Government (Buenos Aires, Chaco, Chubut, Córdoba, Corrientes, Entre Rios, Formosa, La Pampa, Misiones, Neuquén, Santa Cruz, Santa Fe and Tierra del Fuego) and the remaining 93.73% to ANSES;

•

Taxes on Liquid Fuels and Carbon Dioxide. 15.07% of revenues generated by taxes on liquid fuels and carbon dioxide is allocated to the provinces and the City of Buenos Aires through the National Housing Fund (Fonavi);

•	Personal Property Tax. After deducting Ps.3.0 million to INCUCAI, 6.27% are allocated to provinces whose social security funds had not been transferred to the federal Government;

•

Monotributo (self-employment tax). Revenue from the self-employment tax is divided into a tax component and a social security component. The tax component is allocated: 70% to ANSES system and 30% as provided in the Co-Participation Law. The social security component is entirely allocated to ANSES.

Agreement for a New Federalism

Before the Fiscal Consensus, a 1992 agreement among the Government, the provinces and the City of Buenos Aires permitted the Government to withhold 15% of total tax revenues subject to the Co-Participation Regime to fund ANSES. This 15% withholding was extended annually and finally enacted in 2006 under Article 76 of Law No. 26,078, Presupuesto de Gastos y Recursos de la Administración Nacional para el Ejercicio 2006 (the “2006 National Budget Law”). In November 2015, the Supreme Court of Argentina declared that withholding unconstitutional as applied to the provinces of Córdoba, San Luis and Santa Fe, and ordered the Government to return the funds that had been withheld from these provinces since 2006, plus accrued interest.

In 2016, the Government reached agreements with all provinces, other than Córdoba, San Luis and Santa Fe (which had the benefit of the Supreme Court rulings) for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law (the Programa Acuerdo para el Nuevo Federalismo or “Agreement for a New Federalism”). The Agreement for a New Federalism entitled the provinces to gradually recover their share of the 15% previously withheld by the Government, subject to certain conditions. A special financing facility through ANSES provided the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year during a five year period thereafter. The Government reached separate agreements with Córdoba, San Luis and Santa Fe to implement the payments to those provinces ordered by the Supreme Court.

Other Arrangements with the Provinces

Since the late 1990s, the Government entered into different arrangements with the provinces to regularize their fiscal situation. Under these arrangements, the Government provides financial assistance to the provinces in various forms and subject to various conditions. Some of these programs are highlighted below.

Fiscal Responsibility Law. The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces and the City of Buenos Aires, that approved it. To date, 21 of 23 provinces have approved the Fiscal Responsibility Law. This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•

the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•

the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (other than in connection with expenditures for the promotion of economic activity, employment and social assistance). Any province in breach of this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Ministry of Economy to incur debt or issue guarantees; and

•	the Ministry of Economy must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the Federal Co-Participation Regime.

Since 2009, Congress has approved amendments to the Fiscal Responsibility Law to grant flexibility to the fiscal regulation. This increased flexibility refers both to public expenditure growth and to the level of financial results. In addition, the provinces may not incur debt service obligations in excess of 15% of current provincial revenues net of co-participation transfers to the municipal governments during the relevant year. These amendments have sought to aid provincial governments in addressing their fiscal deficits.

On October 25, 2016, the then Minister of the Treasury and Public Finance along with all provincial ministers of finance announced the inclusion of certain amendments to the Fiscal Responsibility Law in the Government’s 2017 budget. The amendments sought to reduce the overall public sector deficit in 2017, enhance transparency in provincial public accounts and restrain public spending by capping public spending increases in 2017 at the growth rate of nominal GDP.

On November 16, 2017, all provinces (except San Luis and La Pampa) approved the Fiscal Consensus, establishing rules designed to enhance sound public finance practices at the national and provincial levels and ensure that each jurisdiction maintains control over its expenses, such as capping increases in public expenditures for any given period at the inflation rate for that period, and capping increases in overall public employment at the rate of population growth. The Fiscal Consensus also limits tax increases, especially on taxes on labor and production and the financing of labor and production, in order to foster economic growth at the national and provincial level.

On December 22, 2017, Congress approved the Fiscal Consensus as an amendment to the Fiscal Responsibility Law, setting guidelines to enhance the solvency of national and provincial public sector accounts with the aim of reducing the overall public sector deficit. As of the date of this Annual Report, all of the provincial legislatures (except for the legislatures of La Pampa and San Luis) and the legislature of the City of Buenos Aires had approved the Fiscal Consensus.

In August 2018, the Government enacted a decree eliminating the Fondo Federal Solidario (Joint Federal Fund). The Joint Federal Fund was established in March 2009 for infrastructure expenditures in the provinces and municipalities and was financed by 30% of the tax revenues generated by soy exports, which were distributed among the provinces pursuant to the Co-Participation Law. To compensate the provinces for the loss in revenues, in September 2018, the Government created the Programa de Asistencia Financiera a Provincias y Municipios (Federal Financial Assistance Program to Provinces and Municipalities) through which the Government committed to transfer a total of Ps.4.1 billion to all jurisdictions that signed the Fiscal Consensus.

In December 2019, the Government, all provinces that approved the Fiscal Consensus and the City of Buenos Aires agreed to suspend all provincial tax commitments stipulated for 2020.

Social Security

Nationalization of the Pension Funds System

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and reformed the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all resources administered by the private pension funds, including equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments. As of December 2019, the FGS was valued at Ps.2,387.8 billion.

Decree No. 2,103/08 requires that the FGS invest in financial assets that include, among other instruments, Government bonds or local securities of recognized solvency. ANSES prioritizes investments that mitigate the financial impact that economic and social trends have on the public pension system, act as a reserve fund providing an appropriate investment of any public pension system surpluses, contribute to preserve the value and profitability of FGS’s resources and the sustainable development of the public pension system and address any shortfalls in such system’s or ANSES’s financing.

The FGS has decision making bodies and control bodies. The Executive Director of ANSES manages the FGS with the assistance of an Executive Committee (composed of the Secretary of Finance, Treasury and Economic Policy of the Ministry of Economy). The Deputy Director of Operations of the FGS is the Executive Secretary of the Executive Committee and also its Operating Manager. Decisions are taken by simple majority, although the Executive Director of ANSES has veto rights. In addition to the Council of the FGS (which includes representatives of workers, retirees, businessmen, legislators, the cabinet of ministers and of the ANSES), the activities of the FGS are audited by a Join Congressional Commission for Control of Funds, the Audit of the FGS, the General Audit of the Nation and the Office of the Ombudsman of the Nation.

Social Security Framework

ANSES is a self-governing entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

A significant portion of ANSES’s investments portfolio includes Government bonds.

Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and the City of Buenos Aires. The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits for retirees and for eligible individuals:

•	Ordinary pensions, consisting of:

•

Prestación básica universal (Basic pension). ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•

Prestación compensatoria (Compensatory pension). ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time during which contributions were made.

•

Prestación adicional por permanencia (Additional pension). Recipients of the basic pension and compensatory pension also receive an additional pension. The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•	Special pensions and allowances, consisting mainly of:

•	Retiro por invalidez (Disability retirement). Allowance granted to disabled individuals under the age of 65.

•	Jubilación por edad avanzada (Pension for the elderly). Allowance granted to individuals over the age of 70 who do not qualify for a basic retirement pension.

•

Pensión por fallecimiento (Death pension). Allowance granted to certain dependents of a deceased retiree, if at the time of the retiree’s death, such dependents were unable to work due to a disability.

•

Universal Child Allowance: ANSES provides a monthly pension child per under the age of 18 and per disabled child (with no age limit) of workers in the informal sector of the economy, employees with income below the minimum monthly wage and the unemployed.

•	Asignación Universal por Embarazo (Universal Pregnancy Allowance). ANSES provides a monthly allowance to pregnant women, who have no medical insurance, from the twelfth week of pregnancy.

In September 2014, the Government extended the social security system to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but had not contributed to the system for the required number of years. This extension contributed to the 30.5% average increase in pensions during 2014.

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•

the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service. Heads of Households program beneficiaries may opt for a new plan called Más y Mejor Empleo (More and Better Jobs), as well as the Seguro de Capacitación y Empleo (Training and Employment Insurance) and the Programa Familias por la Inclusión Social (Families for Social Inclusion Program).

Currently, the national social security system is funded primarily through the following taxes:

•	payroll taxes based on employee wages (usually 11% for employees and between 18% and 20.4% for employers, depending on the employer’s line of business);

•

mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•

the Monotributo (self-employment tax) system applicable to self-employed individuals (under which amounts are determined on an individual basis according to assumed income ranges for various lines of work).

Other fiscal revenues allocated to cover costs of ANSES include the following:

•

11% of VAT revenues (after deducting export refunds) were distributed as follows: 6.27% to provinces whose social security funds had not been transferred to the federal Government (Buenos Aires, Chaco, Chubut, Córdoba, Corrientes, Entre Rios, Formosa, La Pampa, Misiones, Neuquén, Santa Cruz, Santa Fe and Tierra del Fuego) and the remaining 93.73% to ANSES;

•	100% of revenues from the emergency tax on cigarettes;

•	100% of the tax on financing transactions; and

•	42% of the Impuesto PAIS.

Evolution of Social Security Revenues and Expenditures

From 2015 to 2019, the social security system balance decreased from a Ps.0.3 billion deficit in 2015 to a Ps.145.5 billion deficit in 2019. This change was primarily due to a 278% increase in social security payments, primarily due to an increase in the number of beneficiaries and the automatic increase in benefit amounts mandated by Law No. 26,417 (the Social Security Mobility Law), which was enacted in October 2008 to address the mobility of public social security regimes. This law guarantees a minimum pension, which is adjusted semi-annually by reference to changes in both the wage index published by INDEC and tax revenues.

On December 18, 2018, the Supreme Court ruled that the ANSES had incorrectly applied the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE”) index to calculate pension payments and should have utilized the Salarios Básicos de la Industria y la Construcción (ISBIC) index instead. As a result, an estimated 12,000 pensioners are owed compensations to make up for the misapplication of indices.

Social security revenues. In 2015, social security revenues increased by 35.0% as compared to 2014 from Ps.307.7 billion to Ps.415.4 billion. In 2016, social security revenues increased by 33.9% as compared to 2015 from Ps.415.4 billion to Ps.556.1 billion, mainly driven by an increased taxable wages as compared to 2015, and changes in legislation, including the increase of the maximum taxable base for the calculation of contributions. In 2017, social security revenues increased by 31.9% as compared to 2016 from Ps.556.1 billion to Ps.733.5 billion, mainly driven by an increase in taxable wages as compared to 2016. In 2018, social security revenues increased by 24.6% as compared to 2017 from Ps.733.5 billion to Ps.913.9 billion, mainly driven by an increase in taxable wages as compared to 2017. In 2019, social security revenues increased by 34.2% as compared to 2018 from Ps.913.9 billion to Ps.1,225.7 billion, mainly driven by an increase in taxable wages as compared to 2018.

Social security expenditures. In 2015, social security expenditures increased by 43.8% to Ps.611.5 billion. In 2016, social security expenditures increased by 44.4% to Ps.883.1 billion. In 2017, social security expenditures increased by 35.4% to Ps.1,195.7 billion. In 2018, social security expenditures increased by 28.7% to Ps.1,538.3 billion. In 2019, social security expenditures increased by 44.2% to Ps.2,218.1 billion.

Retiree Programs and Ley de Reforma Previsional (Pension Reform Law)

On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guaranteed a basic income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners entitled retirees to claim retroactive compensation in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to pay for this program. See “—Nationalization of the Pension Funds System.”

On December 28, 2017, Congress passed the Pension Reform Law, which seeks to improve the sustainability and predictability of Argentina’s pension program. To that effect, the basic formula for the periodic adjustment of retirements, pensions and the Asignación Universal por Hijo (Universal Child Allowance) was modified effective March 2018 to provide for quarterly adjustments based on a formula that combines the registered inflation for the period (which weighs 70% in the formula) with the RIPTE, an index published by the Ministry of Labor that measures the salary increases of state employees (which weighs 30% in the formula). The Pension Reform Law also guaranteed a one-time supplemental payment in 2018 to beneficiaries of the Prestación Básica Universal (Universal Basic Benefit) who have established 30 or more years of service with effective contributions, to ensure that the beneficiary’s pension received in 2018 totals eighty-two percent (82%) of the value of the Minimum Living Wage.

The Pension Reform Law also deferred statutory mandatory retirement age from the age of 65 to 70 (for men) and from 60 to 70 (for women). This deferral does not extend to employees who satisfied the applicable legal requirement to request pension benefits before turning 70. Public sector employees are also excluded from this regime.

In addition, the Government decreed one-time distributions to certain categories of recipients of pensions and other welfare payments to mitigate the impact of the Pension Reform Law for those beneficiaries.

For recent measures affecting the Pension Reform Law, see “The Argentine Economy—The Fernandez Administration—Economic and Policy Reforms—Pensions.”

PUBLIC SECTOR DEBT

Overview

Unless otherwise specified, the amounts of the Republic’s securities outstanding included in this section “Public Debt” were calculated as of December 31, 2019.

The Republic’s total gross public debt consists of foreign currency-denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government. Except where indicated, foreign currency-denominated debt and peso-denominated debt is comprised of performing and non-performing debt (including Untendered Debt). Untendered Debt has been defined to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2019 plus compensatory or default interest. In settling outstanding disputes with holdout creditors of claims that were not time-barred pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. The Republic has not offered to pay time-barred claims on principal or interest. See “—Legal Proceedings.”

A significant portion of the Untendered Debt that remained outstanding on December 31, 2015 was subject to legal proceedings in courts of various international jurisdictions, and monetary judgments against the Republic have been entered in many proceedings. Monetary judgments generally include penalty interest and interest on interest depending on the applicable legislation of each jurisdiction. As of December 31, 2015, Untendered Debt, as registered in the public accounts of the Ministry of Economy, totaled U.S.$6.1 billion of past due principal amounts and principal that had not become due, but excluding past due interest, penalty interest and interest on interest. A significant portion of the Untendered Debt outstanding as of December 31, 2015 has been settled since, on the basis of the Republic’s Settlement Proposal.

The Republic’s total gross public debt, including Untendered Debt, for the years 2015 through 2019, was:

•	U.S.$240.7 billion, as of December 31, 2015;

•	U.S.$275.4 billion, as of December 31, 2016;

•	U.S.$320.9 billion, as of December 31, 2017;

•	U.S.$332.2 billion, as of December 31, 2018; and

•	U.S.$323.1 billion, as of December 31, 2019.

As of December 31, 2019, nominal claims on account of Untendered Debt (including solely for this purpose claims that the Republic considers time-barred), as registered in the public accounts of the Ministry of Economy, totaled approximately U.S.$2.4 billion.

Of the U.S.$323.1 billion of the Republic’s total gross public debt outstanding as of December 31, 2019, peso-denominated debt totaled Ps.4,291.2 billion (U.S.$71.6 billion), representing 22.2% of the Republic’s total gross public debt, of which 34.2% corresponded to CER-index linked debt and foreign currency-denominated debt totaled U.S.$251.4 billion, representing 77.8% of the Republic’s total gross public debt.

As of December 31, 2019, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	40.0% of total gross public debt, or U.S.$129.1 billion, primarily consisted of Public Debt held by National Public Sector Agencies;

•	37.3% of total gross public debt, or U.S.$120.6 billion, was Public Debt held by private sector creditors; and

•	22.7% of total gross public debt, or U.S.$73.4 billion, primarily consisted of Public Debt held by multilateral and bilateral lenders.

As of December 31, 2019, total gross public debt (excluding non-performing debt and Untendered Debt) by type of instrument was as follows: 60.6%, or U.S.$194.2 billion, in bonds; 22.9%, or U.S.$73.4 billion, in loans from multilateral and bilateral lenders; 7.5% or U.S.$23.9 billion, in treasury notes and treasury bills; 4.4% or U.S.$14.2 billion in temporary advances from the Central Bank; 3.6% or U.S.$11.4 billion, in guaranteed debt (guaranteed treasury notes for renewable energy projects unrelated to the PPP projects, treasury notes and promissory notes), 0.9% or U.S.$2.8 billion, in loans from commercial banks; and 0.2%, or U.S.$640.3 million, in National Guaranteed Loans.

As of December 31, 2019, non-performing debt (excluding Untendered Debt) totaled U.S.$104.0 million, or less than 0.03% of total gross public debt, of which U.S.$60.5 million represented non-performing debt not yet due and U.S.$43.5 million corresponded to non-performing debt subject to restructuring or in arrears.

Between 2011 and 2015, the Government borrowed against freely available international reserves from the Central Bank to fund the repayment of public debt. Through a 2010 emergency decree, the Argentine Debt Repayment Fund was established to fund the repayment of debt held by private creditors. Additionally, the Central Bank advanced funds to service debt with international financial institutions and bilateral official sector creditors. For each amount borrowed, the Central Bank received a non-transferrable 10-year Treasury note.

For measures implemented in 2020 to address the sustainability of Argentina’s public sector debt, see “Recent Developments—Public Sector Debt.”

Debt Record

Introduction

From time to time, the Republic has carried out debt restructuring transactions in accordance with Section 65 of Law No. 24,156 and other applicable legislation with official as well as private creditors. Between 1990 and 2019, the Republic entered into three restructurings of external and domestic debt in default: the Brady Plan, the 2005 Debt Exchange and the 2010 Debt Exchange. For information on debt restructurings conducted in 2020, see “Recent Developments—Public Sector Debt.”

Paris Club

The Republic restructured debt owed to members of the Paris Club, a group of sovereign creditors, through five separate agreements in 1985, 1987, 1989, 1991 and 1992. During the debt crisis that began in 2001, the Republic defaulted on its outstanding debt owed to Paris Club members. As of April 30, 2014, the total outstanding debt owed to members of the Paris Club amounted to U.S.$9,690 million, which consisted of U.S.$4,955 million in principal, U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest. On May 29, 2014, the Republic reached a settlement agreement with the Paris Club to cancel the total outstanding debt in five years. Under the terms of the settlement agreement, between 2015 and 2019, the Republic made principal payments amounting to U.S.$6,049 million. The outstanding balance accrues interest at a basic rate of 3.00% per annum. On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing the Republic’s decision to postpone until May 5, 2021 the U.S.$2.1 billion payment originally due on May 5, 2020. See “Recent Developments—Public Sector Debt—Paris Club.”

Commercial Banks

In 1985 and 1987, the Republic negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring: “new money bonds” and “alternative participation instruments,” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan

In April 1992, the Republic announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96.0% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of the Republic’s foreign debt.

Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.3 billion of interest in arrears.

The Republic serviced the Brady Bonds until its default in 2001. Approximately 95.7% of the then outstanding U.S. dollar-denominated Brady Bonds and 81.3% of the then-outstanding euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2019, approximately U.S.$77.2 million (including interest accrued at contractual rates but excluding penalty interest) of Brady Bonds and floating rate bonds that had not been tendered in the 2005 and 2010 Debt Exchanges or pursuant to settlement agreements since 2016 remained outstanding.

2001 Debt Crisis

On December 24, 2001, the Government (under the temporary administration of President Rodríguez Saá) declared a moratorium on a substantial portion of the Republic’s public debt. President Duhalde, his successor, endorsed the moratorium when he took office some days later. The Public Emergency Law, enacted on January 6, 2002 (which has been extended until December 31, 2020), authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure the Republic’s public debt.

On February 6, 2002, the Government officially suspended payments on the Republic’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations. Subsequently, the Government issued various measures refining the scope of the suspension of debt payments. As a result of these measures, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued after the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

2005 Debt Exchange

On January 14, 2005, Argentina invited holders of 152 different series of securities on which it had defaulted in 2001 to exchange their defaulted debt for 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities. The aggregate eligible amount of securities that were eligible to participate in the exchange (including principal of the eligible securities plus accrued but unpaid interest accumulated through December 2001) was approximately U.S.$81.8 billion. The aggregate eligible amount of securities tendered in the 2005 Debt Exchange was (in each case together with past due interest) approximately U.S.$62.3 billion, representing 76.2% of the aggregate eligible amount of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the 2005 Debt Exchange were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2038 Par Bonds due December 31, 2038;

•	the 2033 Discount Bonds due December 31, 2033;

•	the 2045 Quasi-Par Bonds due December 31, 2045; and

•	the 2035 GDP-Linked Securities with a notional amount of GDP-linked securities expiring no later than December 15, 2035.

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

2010 Debt Exchange

On April 30, 2010, Argentina launched an invitation to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment (the “April Invitation”).

Holders of eligible securities who participated in either the April Invitation or in the offer conducted by Argentina in Japan concurrently with the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2033 Discount Bonds (2010) due December 2033 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2038 Par Bonds (2010) due December 2038 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2017 Globals due 2017 and denominated in U.S. dollars; and

•	the 2035 GDP-Linked Securities (2010) expiring no later than December 2035 and denominated in U.S. dollars, euros, Japanese yen and pesos.

In December 2010, Argentina launched a reopening of the April Invitation in the domestic market (the “December Invitation”). The December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, totaled approximately U.S.$12.4 billion, representing approximately 66.2% of the aggregate eligible amount of eligible securities.

Brady Bond Invitation

During December 2010, Argentina announced an invitation to the holders of the Brady Bonds, or the “Brady Invitation,” to tender their Brady Bonds in exchange for a combination of 2033 Discount Bonds (2010), 2017 Globals, 2035 GDP-linked Securities (2010) and cash payment. The Brady Invitation was, however, subject to the requirement that the Court of Appeals affirm the lower court’s ruling allowing the release, liquidation and transfer to the tendering holders of the proceeds of the collateral securing the tendered Brady Bonds. On July 20, 2011, the Court of Appeals reversed the lower court. As a result, on August 5, 2011, Argentina cancelled the Brady Invitation without accepting any tenders. All tenders under the Brady Invitation were automatically deemed rejected.

The Pari Passu Litigation and the Settlement Proposal

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. For additional information regarding litigation in the United States, including the pari passu litigation and the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Indirect Debt

The Government guarantees principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of December 31, 2019, the Government guaranteed third-party obligations (which excludes obligations under PPP projects) for an aggregate amount of U.S.$11.3 billion (including past due principal and interest) as compared to U.S.$9.8 billion as of December 31, 2018, consisting of the following obligations:

•	U.S.$1.5 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer;

•	U.S.$794.8 million in debt owed by public sector entities other than the Government (such as Banco de la Nación Argentina); and

•	U.S.$9.0 billion in debt of private sector entities.

None of these guarantees were secured by assets of the Republic.

Secured Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. A description of these security arrangements follows:

National Guaranteed Loans. These peso-denominated loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the Co-Participation Law). As of December 31, 2019, the outstanding principal amount of National Guaranteed Loans was approximately U.S.$640.3 million.

Brady Bonds. The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau (Germany’s development bank). The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2019, the value of the collateral was U.S.$252.6 million. A portion of the interest payable on Brady Bonds was also collateralized.

Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued unsecured bonds maturing in 2008 (instead of 30-year Brady Bonds) to Spanish banks. These bonds were guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001. In 2014, the Government settled on all amounts owed to the Spanish government for a total payment of U.S.$93.7 million, and reached an agreement on a payment schedule. As December 31, 2019, the amount outstanding owed to the Spanish government totaled U.S.$21.2 million.

Evolution of Public Debt

From 2015 through 2019, the Republic’s total gross public debt (including Untendered Debt) increased by 34.2% from U.S.$240.7 billion as of December 31, 2015 to U.S.$323.1 as of December 31, 2019, mainly as a result of debt issuances exceeding amortization payments, inflation adjustments of certain outstanding bonds and compounding interest during the 2015 to 2017 period and, since 2018, disbursements under the SBA entered into with the IMF. The nominal depreciation of the peso, reduced the incidence of peso-denominated debt when expressed in U.S. dollars.

As of December 31, 2019, foreign currency-denominated debt totaled U.S.$251.4 billion and represented 77.8% of total gross public debt compared to U.S.$253.7 billion and 76.4% of total gross public debt as of December 31, 2018. As of December 31, 2019, 40.0% of the Republic’s total public debt was held by public sector entities, and 32.9% of the Republic’s total foreign currency-denominated debt was held by public sector entities as of December 31, 2019.

The following table sets forth information on the Republic’s total gross public debt as of the dates indicated.

Total Gross Public Debt(1)

(in millions of U.S. dollars)

	2015		2016		2017		2018		2019
Peso-denominated Debt:(2)
Performing	U.S.$	73,819	U.S.$	87,068	U.S.$	100,274	U.S.$	78,427	U.S.$	71,581
Non-performing principal arrears		3		3		3		2		2
Untendered Debt(5)		81		90		92		67		63
Total peso-denominated debt		73,903		87,161		100,368		78,496		71,646
As a % of total gross public debt		30.7%		31.6%		31.3%		23.6%		22.2%
Foreign currency-denominated debt:(4)
Performing		148,780		179,806		217,677		250,854		248,945
Non-performing debt not yet due(3)		60		60		60		60		60
Non-performing principal arrears		33		32		35		34		34
Non-performing interest arrears		8		8		9		8		8
Non-performing compensatory interest		—		—		—		—		—
Untendered Debt(5)		17,881		8,378		2,785		2,739		2,372
Total foreign currency-denominated debt		166,762		188,285		220,566		253,696		251,419
As a % of total gross public debt		69.3%		68.4%		68.7%		76.4%		77.8%

Total gross public debt (including arrears)(6)		240,665		275,446		320,935		332,192		323,065

Collateral and other credits		(1,891)		(1,818)		(1,853)		(1,639)		(1,754)

Total public debt less collateral and other credits (including arrears)	U.S.$	238,774	U.S.$	273,628	U.S.$	319,082	U.S.$	330,553	U.S.$	321,311

Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		52.6%		53.1%		56.5%		86.4%		90.2%

Total gross public debt (including arrears) as a % of annual Government revenues		241.0%		249.6%		287.7%		473.1%		455.6%

Exchange rate(8)		13.01		15.85		18.77		37.81		59.90
CER(8)		5.04		6.84		8.38		12.34		18.70

(1)	Total debt was calculated using the exchange rate at the end of each period.
(2)

Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, temporary advances from the Central Bank, Treasury notes, Treasury bills, commercial-bank debt, promissory notes and others). Includes debt instruments initially issued in U.S. dollars but converted into pesos. For a list of these instruments, see “—Debt Record.”

(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, Treasury notes, Treasury bills, commercial-bank debt and others).
(5)	Includes claims on principal and/or interest that the Republic considers time-barred.
(6)	Includes Untendered Debt, collateral and other credits representing an obligation from the main obligor to reimburse the Republic for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.

Source: INDEC and Ministry of Economy.

In 2015, the Republic’s total gross public debt increased by 0.6% to U.S.$240.7 billion (52.6% of nominal GDP) compared to 2014. The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$61.8 billion in peso-denominated debt; and

•	the issuance of U.S.$33.8 billion in foreign currency-denominated debt.

These factors were partially offset by principal payments that totaled U.S.$62.6 billion, exchange rate fluctuations that reduced debt by U.S.$26.9 billion and CER linked debt adjustments of U.S.$5.1 billion.

In 2016, the Republic’s total gross public debt increased by 14.5% to U.S.$275.4 billion (53.1% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the net issuance of U.S.$52.5 billion in peso-denominated debt;

•	the issuance of U.S.$44.8 billion in foreign currency-denominated debt; and

•	CER linked debt adjustments of U.S.$1.9 billion.

These factors were partially offset by principal payments that totaled U.S.$44.5 billion and exchange rate fluctuations that reduced debt by U.S.$10.4 billion.

In 2017, the Republic’s total gross public debt increased by 16.5% to U.S.$320.9 billion (56.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the net issuance of U.S.$69.4 billion in peso-denominated debt; and

•

the issuance of U.S.$75.1 billion in foreign currency-denominated debt, of which U.S.$12.0 billion corresponded to Bonares due 2024 issued as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 involved in the sales were cancelled in August 2019.

These factors were partially offset by principal payments that totaled U.S.$83.9 billion and exchange rate fluctuations that reduced debt by U.S.$10.1 billion.

In 2018, the Republic’s total gross public debt increased by 3.5% to U.S.$332.2 billion (86.4% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$62.5 billion in peso-denominated debt; and

•

the issuance of U.S.$76.3 billion in foreign currency-denominated debt, of which U.S.$7.0 billion corresponded to Bonares due 2024 and Bonares due 2025 issued as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

These factors were partially offset by principal payments that totaled U.S.$75.6 billion, exchange rate fluctuations that reduced debt by U.S.$46.8 billion, and CER-indexation adjustments that reduced debt by U.S.$7.4 billion.

In 2019, the Republic’s total gross public debt decreased by 2.7% to U.S.$323.1 billion (90.2% of nominal GDP). In 2019, the Republic:

•	issued U.S.$53.5 billion in peso-denominated debt;

•	issued U.S.$45.2 billion in foreign currency-denominated debt; and

•	capitalized interests for U.S.$5.7 billion

These factors were more than offset by principal payments that totaled U.S.$93.2 billion, exchange rate fluctuations that reduced debt by U.S.$20.4 billion, and CER-indexation adjustments that reduced debt by U.S.$1.1 billion.

The following table sets forth information on intra-public sector issuances between January 1, 2015 and December 31, 2019, which provided financing to the Treasury.

Intra-Public Sector Issuances(1)

(in millions of U.S. dollars)

	For the year ended December 31,
	2015			2016		2017		2018		2019
Temporary advances(2)	U.S.$	33,130		U.S.$	21,617	U.S.$	26,969	U.S.$	17,395	U.S.$	16,636
Peso-denominated debt		33,130			21,617		26,969		17,395		16,636
Foreign currency-denominated debt		—			—		—		—		—
Treasury notes		6,437			11,598		8,964		4,200		4,795
Peso-denominated debt(3)		5,796			10,879		8,964		4,200		3,689
Foreign currency-denominated debt (4)		641			718		—		—		1,106
Bonares		2,527			945		1,615		2,120		6,203
Peso-denominated debt(5)		1,070			945		1,585		—		1,058
Foreign currency-denominated debt(6)		1,456			—		29		2,120		5,145
Boncers		—			643		4,038		893		1,861
Peso-denominated debt(7)		—			643		4,038		893		1,861
Foreign currency-denominated debt		—			—		—		—		—
Bontes		—			—		5,648		102		—
Peso-denominated debt(8)		—			—		5,648		102		—
Foreign currency-denominated debt		—			—		—		—		—
Treasury bills		—			12,054		655		—		738
Peso-denominated debt(9)		—			—		115		—		—
Foreign currency-denominated debt(10)		—			12,054		540		—		738
Promissory notes		1,140			1,028		1,125		—		—
Peso-denominated debt(11)		1,140			1,028		1,125		—		—
Foreign currency-denominated debt		—			—		—		—		—
Botapos		—			—		1,096		—		—
Peso-denominated debt(12)		—			—		1,096		—		—
Foreign currency-denominated debt		—			—		—		—		—
Nontransferable notes Central Bank		10,640			376		—		—		1,327
Peso-denominated debt		—			—		—		—		—
Foreign currency-denominated debt (13)		10,640			376		—		—		1,327
Loans from BNA		3,506			—		—		—		521
Peso-denominated debt		3,506	(14)		—		—		—		521	(15)
Foreign currency-denominated debt		—			—		—		—		—
Bonads		2,157			—		—		—		—
Peso-denominated debt(16)		2,157			—		—		—		—
Foreign currency-denominated debt		—			—		—		—		—
Bonacs		457			—		—		—		—
Peso-denominated debt(17)		457			—		—		—		—
Foreign currency-denominated debt		—			—		—		—		—

Total Argentine securities issued	U.S.$	59,995		U.S.$	48,260	U.S.$	50,110	U.S.$	24,711	U.S.$	32,081

(1)

The figures in the table show the amount in U.S. dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table. The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in U.S. dollars of such financings between January 1 and December 31 for each of the years in the period 2015 to 2019. The exchange rate used is that of the issue date.

(2)	Financing from the Central Bank.
(3)	Treasury notes with an interest rate ranging from 0% to 18.5% and BADLAR and maturity dates between February 12, 2014, August 24, 2020 and December 26, 2019.
(4)	Treasury notes with an interest rate ranging from 0% to 5% and BADLAR and maturity dates between February 3, 2014 and May 27, 2020.

(5)	Bonares with an interest rate ranging from BADLAR plus 200 basis points to BADLAR plus 325 basis points and maturity dates between March 18, 2016 and April 3, 2022.
(6)	Bonares with a fixed interest rates ranging from 7% to 9% and maturity dates between April 17, 2017 and April 18, 2037.
(7)	Boncers with an interest rate ranging from 2.25% to 4.25% and maturity dates between April 28, 2020 and November 29, 2022.
(8)	Bontes with an interest rate of BADLAR plus 100 basis point and maturing dates between August 8, 2019 and November 21, 2020.
(9)	Treasury bills with zero rate and maturing on March 16, 2018.
(10)	Treasury bills with zero rate and maturity dates between February 23, 2018 and February 28, 2020.
(11)	Promissory notes with maturity dates between March 3, 2016, March 20, 2016 and March 20, 2018.
(12)	Botapos with an interest rate equal to the tasa de política monetaria (monetary policy rate) and maturing on June 21, 2020.
(13)

Includes nontransferable notes issued to the Central Bank. The applicable rate of these notes is the lesser of LIBOR minus 1% and the yield of international reserves and maturity dates between January 3, 2016 and December 30, 2029.

(14)

These loans bear interest at an annual floating rate equal to BADLAR plus 100 basis points. Principal amortized in 24 consecutive monthly installments starting on the fifth business day of January 2013, 2014, 2015 and 2016, or the fifth business day of the month following 6 months of disbursement to be met, and thereafter on the fifth business day of each month.

(15)	This loan bears interest at an annual floating rate equal to BADLAR and matures on April 25, 2020.
(16)	Bonads with a fixed interest rate ranging from 0.75% to 2.50% and maturing on February 22, 2017 and June 4, 2018.
(17)	Bonacs with a floating interest rate (Lebacs and others) and maturing on March 31, 2016 and September 30, 2016.

Source: Ministry of Economy.

Debt by Interest Rate

The following tables set forth information on the Republic’s total gross public debt by type of interest rates.

Total Gross Public Debt by Type of Interest Rate (1)

(in millions of U.S. dollars)

	As of December 31,
	2015		2016		2017		2018		2019
Fixed rate(2)	U.S.$	127,611	U.S.$	154,438	U.S.$	172,553	U.S.$	190,021	U.S.$	161,098
Floating rate		85,427		85,659		94,644		104,587		122,267
BADLAR.		18,574		15,078		16,175		7,030		6,449
LIBOR		9,910		11,641		14,443		17,128		18,557
LIBOR minus 1%(3)		48,388		48,687		48,687		48,687		50,013
Floating IADB Rate		299		387		549		759		704
IMF		—		—		—		28,032		44,128
Others(4)		8,256		9,866		14,790		2,952		2,415
Zero rate(5)		27,626		35,349		53,738		37,584		39,699

Total gross public debt	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935	U.S.$	332,192	U.S.$	323,065

(1)	Includes past due principal and interest (including Untendered Debt).
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$24.5 billion as of December 31, 2019.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025, 2026 and 2029), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the lower of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank, guaranteed treasury notes for renewable energy projects, treasury notes, promissory notes and discount rate treasury bills. As of December 31, 2015, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.5 billion, the amount of treasury notes was U.S.$809 million and the amount of promissory notes was U.S.$1.1 billion. As of December 31, 2016, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$24.1 billion, the amount of treasury notes was U.S.$1.7 billion and the amount of promissory notes was U.S.$1.2 billion. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion, guaranteed treasury notes for renewable energy projects was U.S.$4.5 billion, the amount of promissory notes was U.S.$1.1 billion and treasury notes was U.S.$550.8 million. As of December 31, 2018, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$13.3 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.1 billion and the amount of treasury notes was U.S.$232.7 million. As of December 31, 2019, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$14.2 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.3 billion, the amount of treasury notes was U.S.$2.3 billion, the amount of Guarantees was U.S.$2.0 billion and the amount of commercial bank loans was U.S.$2.0 billion. As of December 31, 2016, the amount of treasury bills was U.S.$8.1 billion. As of December 31, 2017, the amount of treasury bills was U.S.$19.8 billion. As of December 31, 2018, the amount of treasury bills was U.S.$14.2 billion. As of December 31, 2019, the amount of treasury bills was U.S.$9.4 billion.

Source: Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate(1)

(% of total gross public debt)

	As of December 31,
	2015	2016	2017	2018	2019
Fixed rate(2)	53.0%	56.1%	53.8%	57.2%	49.9%
Floating rate	35.5	31.1	29.5	31.5	37.8
BADLAR	7.7	5.5	5.0	2.1	2.0
LIBOR	4.1	4.2	4.5	5.2	5.7
LIBOR minus 1%(3)	20.1	17.7	15.2	14.7	15.5
Floating IADB Rate	0.1	0.1	0.2	0.2	0.2
IMF	—	—	—	8.4	13.7
Others(4)	3.4	3.6	4.6	0.9	0.7
Zero rate(5)	11.5	12.8	16.7	11.3	12.3

Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past due principal and interest (including Untendered Debt).
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$24.5 billion as of December 31, 2019.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025, 2026 and 2029), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank, guaranteed treasury notes for renewable energy projects, treasury notes, promissory notes and discount rate treasury bills. As of December 31, 2015, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.5 billion, the amount of treasury notes was U.S.$809 million and the amount of promissory notes was U.S.$1.1 billion. As of December 31, 2016, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$24.1 billion, the amount of treasury notes was U.S.$1.7 billion and the amount of promissory notes was U.S.$1.2 billion. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion, guaranteed treasury notes for renewable energy projects was U.S.$4.5 billion, the amount of promissory notes was U.S.$1.1 billion and treasury notes was U.S.$550.8 million. As of December 31, 2018, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$13.3 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.1 billion and the amount of treasury notes was U.S.$232.7 million. As of December 31, 2019, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$14.2 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.3 billion, the amount of treasury notes was U.S.$2.3 billion, the amount of Guarantees (Avales) was U.S.$2.0 billion and the amount of commercial bank loans was U.S.$2.0 billion. As December 31, 2019, the amount of treasury bills was U.S.$9.4 billion. As December 31, 2018, the amount of treasury bills was U.S.$14.2 billion. As December 31, 2017, the amount of treasury bills was U.S.$19.8 billion. As December 31, 2016, the amount of treasury bills was U.S.$8.1 billion.

Source: INDEC and Ministry of Economy.

As of December 31, 2019, the composition of the public debt (excluding Untendered Debt) by interest rate included:

•

fixed rate peso-denominated debt, such as Boncers, Treasury bills, 2045 Quasi-Par Bonds, Bontes, 2033 Discount Bonds, Dual Bonares, Bogato, Bonares, National Guaranteed Loans, 2038 Par Bonds, Promissory Notes, Bocones and others;

•	fixed rate foreign currency-denominated debt, such as Birads, Bonares, 2033 Discount Bonds, 2038 Par Bonds, multilateral debt, Biraes, bilateral debt, Biraf and others;

•	zero rate peso-denominated debt, such as temporary advances from the Central Bank, Treasury bills, commercial bank loans, Promissory notes, Bonar, Treasury bills, Treasury notes and others;

•	zero rate foreign currency-denominated debt, such as Treasury bills, Guaranteed Treasury notes for renewable energy projects, Treasury notes, promissory notes, multilateral debt and others;

•

floating rate peso-denominated debt, such as Treasury notes, Bonares pesos, Botapo, Treasury bills and others, , Bocones, loans from Banco de la Nación Argentina, and all debt issued at BADLAR, savings, Lebacs or term deposit interest rates; and

•

floating rate foreign currency-denominated debt, such as LIBOR rate instruments, loans from multilateral organizations (including the IMF) and bilateral debt, nontransferable notes issued to the Central Bank (Central Bank 2021, 2022, 2023, 2024, and 2025, in compensation for advances applied to cancel the debt with private creditors, multilateral organizations and bilateral lenders), and nontransferable notes issued to the Central Bank for an increase in the Republic of Argentina’s quota in the IMF, a portion of the bilateral debt and IADB rate loans.

Maturity Profile

For purposes of its debt maturity profile, the Republic divides its debt into three categories: short-term debt, medium- and long-term debt, arrears and Untendered Debt. Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding. Compensatory and default interest and Untendered Debt are also included in the total amount of debt outstanding.

The following tables set forth the Republic’s total public debt by term as of the dates indicated.

Total Gross Public Debt by Term

(in millions of U.S. dollars)

	As of December 31,
	2015		2016		2017		2018		2019
Short-term(1)	U.S.$	18,808	U.S.$	37,049	U.S.$	39,537	U.S.$	38,733	U.S.$	19,365
Medium-term and long-term(2)		203,852		229,887		278,474		290,609		301,221
Arrears:
Principal		36		35		38		36		35
Interest		8		8		9		8		8
Compensatory Interest(3)		—		—		—		—		—

Total arrears		44		43		47		44		43

Untendered Debt(4)		17,962		8,468		2,877		2,805		2,435

Total gross public debt(5)	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935	U.S.$	332,192	U.S.$	323,065

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt.

Source: Ministry of Economy.

Total Gross Public Debt by Term

(% of total gross public debt)

	As of December 31,
	2015	2016	2017	2018	2019
Short-term(1)	7.8%	13.5%	12.3%	11.7%	6.0%
Medium-term and long-term(2)	84.7	83.5	86.8	87.5	93.2
Arrears:	—	—	—	—	—
Principal	—	—	—	—	—
Interest	—	—	—	—	—
Compensatory Interest(3)	—	—	—	—	—

Total arrears	—	—	—	—	—

Untendered Debt(4)	7.5	3.1	0.9	0.8	0.8

Total gross public debt(5)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)

Debt with original maturity of more than one year. Includes Bonares due 2024, Bonares due 2025 and Bonares due 2037 issued in 2017, 2018 and 2019 as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024, Bonares due 2025 and Bonares due 2037 involved in the sales were cancelled in August 2019.

(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt.

Source: Ministry of Economy.

The Republic’s short-term debt decreased to 6.0% of total gross public debt as of December 31, 2019 from 7.8% as of December 31, 2015, primarily due to a decrease in temporary advances from the Central Bank from U.S$15.8 billion in 2015 to U.S.$9.4 billion in 2019.

In 2019, the Republic’s short-term debt decreased by 50.0% to U.S.$19.4 billion from U.S.$38.7 billion in 2018, primarily due to a decrease in Treasury bills from U.S.$20.1 billion in 2018 to U.S.$4.3 billion in 2019, in particular, due to the suspension of Treasury bill issuances on August 30, 2019, and in temporary advances from the Central Bank from U.S.$10.8 billion in 2018 to U.S.$9.4 billion in 2019.

The Republic’s medium- and long-term debt increased in relative terms to 94.0% of total gross public debt as of December 31, 2019 compared to 92.2% of total gross public debt as of December 31, 2015, and increased in absolute terms by U.S.$81.8 billion to U.S.$303.7 billion as of December 31, 2019 from U.S.$221.9 billion as of December 31, 2015, primarily due to disbursements under the SBA entered into with the IMF, issuances exceeding amortization payments, inflation adjustment of certain outstanding bonds, and compounding interest. These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

Distribution of Total Gross Public Debt by Type of Creditor and Term

The following tables set forth information relating to the Republic’s performing and non-performing public debt (including Untendered Debt) by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor

(in millions of U.S. dollars)

	As of December 31,
	2015	2016	2017	2018		2019
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	—	—	—	U.S.$	28,032	U.S.$	44,128
Inter-American Development Bank	11,207	11,422	11,778		12,332		12,647
World Bank	5,852	6,048	6,328		6,879		7,128
Corporación Andina de Fomento	2,590	2,641	3,039		3,467		3,656
FONPLATA	82	81	115		167		237
European Investment Bank	—	—	—		71		86
International Fund for the Development of Agriculture	38	39	45		45		41
Central American Bank for Economic Integration	—	—	3		3		3
The OPEC Fund for International Development	—	—	20		41		75
Total multilateral debt	19,768	20,230	21,327		51,037		68,001
Paris Club	7,272	5,859	5,296		3,596		1,941
Bilateral debt	1,911	1,986	2,984		3,316		3,457
Total bilateral debt	9,183	7,845	8,280		6,912		5,398
Total official debt	28,952	28,075	29,607		57,950		73,399

Bonds:
Peso-denominated bonds	34,512	43,798	56,592		43,400		38,723
Foreign currency-denominated bonds	117,952	140,902	165,334		171,851		155,429

Total bonds	152,463	184,700	221,926		215,252		194,153

Treasury bills:(1)
Peso-denominated bills	—	—	—		3,189		5,840
Foreign currency-denominated bills	—	—	6,068		717		8,704
Total Treasury bills	—	—	6,068		3,906		14,544
Temporary advances from the Central Bank	9,746	9,347	10,182		2,478		4,842
Treasury notes:(2)
Peso-denominated notes	5,445	2,455	—		233		185
Foreign currency denominated notes	59	—	522		—		1,016
Total Treasury notes	5,504	2,455	522		233		1,202
Commercial banks	3,126	1,069	2,434		1,194		2,284
National Guaranteed Loans	2,076	1,845	1,139		684		640
Guaranteed Debt
Promissory notes	998	898	797		504		332
Guarantees (Avales)	927	1,438	1,239		931		2,397
Guaranteed Treasury notes	—	—	4,499		7,417		7,368

Total Guaranteed Debt	1,925	2,336	6,535		8,852		10,098

Total medium-term and long-term debt	203,791	229,826	278,414		290,548		301,161

Short-term debt:
Bonds:(3)
Peso-denominated bonds	—	—	—		4,208		—
Foreign-currency-denominated bonds	—	—	—		—		—
Total Bonds	—	—	—		4,208		—
Treasury bills:(4)
Peso-denominated bills	—	5,678	2,906		8,010		4,319

Foreign currency-denominated bills		—		8,595		10,823		12,056		—
Total Treasury bills		—		14,273		13,729		20,066		4,319
Treasury notes:(5)
Peso-denominated		1,543		6,023		9,515		2,629		2,752
Foreign currency-denominated bills		641		950		257		—		1,106
Total Treasury notes		2,183		6,973		9,772		2,629		3,859
Temporary advances from the Central Bank		15,771		14,768		14,972		10,819		9,395
Promissory notes		854		1,035		1,065		1,013		1,291
Commercial banks		—		—		—		—		501
Total short-term debt		18,808		37,049		39,537		38,733		19,365

Total performing debt		222,599		266,875		317,951		329,282		320,525

Non-performing debt(6)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(7)		—		—		—		—		—
Suppliers		—		—		—		—		—
Commercial banks		60		60		60		60		60

Total non-performing debt not yet due		60		60		60		60		60

Non-performing principal and interest arrears:
Paris Club		—		—		—		—		—
Other bilateral debt		—		—		—		—		—
Commercial banks		34		32		36		34		33
Suppliers		10		11		11		10		10
Compensatory interest		—		—		—		—		—

Total non-performing principal and interest arrears		44		43		47		44		43

Total non-performing debt		104		103		107		105		104

Untendered Debt(8)		17,962		8,468		2,877		2,805		2,435

Total gross public debt including arrears(9)	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935	U.S.$	332,192	U.S.$	323,065

(1)	Includes medium and long term negotiable instruments issued by public auctioning or private placements, such as Letes, Lecaps, Lecer and Lelink.
(2)	Includes medium and long term non-negotiable instruments held by public-sector entities or certain private entities specifically, China Machinery Engineering Argentina S.A. (“CMEA”).
(3)

Includes Bonares due 2024, Bonares due 2025 and Bonares due 2037 issued in 2017, 2018 and 2019 as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024, Bonares due 2025 and Bonares due 2037 involved in the sales were cancelled in August 2019.

(4)	Includes short term negotiable instruments issued by public auctioning or private placements, such as Letes, Lecaps, Lecer, Lelink and Lebad.
(5)	Includes short term non-negotiable instruments held by public-sector entities or certain private entities.
(6)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(7)	Bilateral debt is debt with sovereign governments.
(8)	Includes claims on principal and/or interest that the Republic considers time-barred.
(9)	Figures include Untendered Debt.

Source: Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor

(as a % of total gross public debt)

	As of December 31,
	2015	2016	2017	2018	2019
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	—	—	—	8.4%	13.7%
Inter-American Development Bank	4.7	4.1	3.7	3.7	3.9
World Bank	2.4	2.2	2.0	2.1	2.2
Corporación Andina de Fomento	1.1	1.0	0.9	1.0	1.1
FONPLATA	—	—	—	0.1	0.1
European Investment Bank	—	—	—	—	—
International Fund for the Development of Agriculture	—	—	—	—	—
Central American Bank for Economic Integration	—	—	—	—	—
The OPEC Fund for International Development	—	—	—	—	—
Total multilateral debt	8.2	7.3	6.6	15.4	21.0
Paris Club	3.0	2.1	1.7	1.1	0.6
Bilateral debt	0.8	0.7	0.9	1.0	1.1

Total bilateral debt	3.8	2.8	2.6	2.1	1.7

Total official debt	12.0	10.2	9.2	17.4	22.7

Bonds:
Peso-denominated bonds	14.3	15.9	17.6	13.1	12.0
Foreign currency-denominated bonds	49.0	51.2	51.5	51.7	48.1

Total Bonds	63.4	67.1	69.1	64.8	60.1

Treasury Bills:
Peso-denominated treasury bills	—	—	—	1.0	1.8
Foreign currency-denominated treasury bills	—	—	1.9	0.2	2.7
Total Treasury Bills	—	—	1.9	1.2	4.5
Temporary advances from the Central Bank	4.0	3.4	3.2	0.7	1.5
Treasury notes
Peso-denominated treasury notes	2.3	0.9	—	0.1	0.1
Foreign currency-denominated treasury notes	—	—	0.2	—	0.3
Total Treasury notes	2.3	0.9	0.2	0.1	0.4
Commercial banks	1.3	0.4	0.8	0.4	0.7
National Guaranteed Loans	0.9	0.7	0.4	0.2	0.2
Guaranteed Debt:
Promissory notes	0.4	0.3	0.2	0.2	0.1
Guarantees (Avales)	0.4	0.5	0.4	0.3	0.7
Guaranteed Treasury notes	—	—	1.4	2.2	2.3
Total Guaranteed Debt	0.8	0.8	2.0	2.7	3.1

Total medium-term and long-term debt	84.7	83.4	86.8	87.5	93.2

Short-term debt:
Bonds:
Peso-denominated bonds	—	—	—	1.3	—
Foreign currency-denominated bonds	—	—	—	—	—
Total Bonds	—	—	—	1.3	—
Treasury bills:
Peso-denominated bills	—	2.1	0.9	2.4	1.3
Foreign currency-denominated bills	—	3.1	3.4	3.6	—
Total Treasury bills	—	5.2	4.3	6.0	1.3
Treasury notes:
Peso-denominated treasury notes	0.6	2.2	3.0	0.8	0.9
Foreign currency-denominated treasury notes	0.3	0.3	0.1	—	0.3
Total Treasury notes	0.9	2.5	3.0	0.8	1.2
Temporary advances from the Central Bank	6.6	5.4	4.7	3.3	2.9
Promissory notes	0.4	0.4	0.3	0.3	0.4
Commercial banks	—	—	—	—	0.2
Total short term debt	7.8	13.5	12.3	11.7	6.0

Total performing debt	92.5	96.9	99.1	99.1	99.2

Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt (2)	—	—	—	—	—
Suppliers	—	—	—	—	—
Commercial banks	0.03	0.02	0.02	0.02	0.02

Total non-performing debt not yet due	0.03	0.02	0.02	0.02	0.02

Non-performing principal and interest arrears:
Paris Club	—	—	—	—	—
Other bilateral debt	—	—	—	—	—
Commercial banks	0.01	0.01	0.01	0.01	0.01
Suppliers	—	—	—	—	—
Compensatory interest	—	—	—	—	—
Total non-performing principal and interest arrears	0.02	0.02	0.01	0.01	0.01

Total non-performing debt	0.04	0.04	0.03	0.03	0.03

Untendered Debt(3)	7.5	3.1	0.9	0.8	0.8

Total gross public debt(4)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Includes claims on principal and/or interest that the Republic considers time-barred.
(4)	Includes Untendered Debt.

Source: Ministry of Economy.

Performing Debt

Medium-term and long-term debt

Medium-term and long-term debt increased in relative terms to 94.0% of total performing debt as of December 31, 2019 from 91.6% as of December 31, 2015, and increased by U.S.$97.4 billion in absolute terms to U.S.$301.2 billion as of December 31, 2019 from U.S.$203.8 billion as of December 31, 2015, as a result of issuances of new bonds, guaranteed treasury notes for renewable energy projects, treasury bills and Guarantees (Avales), disbursements under the SBA entered into with the IMF and inflation adjustments of certain outstanding bonds. This increase was partially offset by exchange rate fluctuations (the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars and the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars).

Short-term debt

On August 28, 2019, the Government issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% was repaid 90 days after the original payment date and the remaining 70% was repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which was repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors was paid as originally scheduled.

Short-term debt decreased in relative terms to 6.0% of total performing debt as of December 31, 2019 from 8.4% as of December 31, 2015, but increased by U.S.$557.0 million in absolute terms to U.S.$19.4 billion as of December 31, 2019 from U.S.$18.8 billion as of December 31, 2015, primarily as a result of increases in the amount of Treasury bills, Treasury notes, promissory notes issued and commercial bank loans. This increase was partially offset by a decrease in temporary advances from the Central Bank.

Changes in Total Gross Performing Public Debt by Creditor

Multilateral debt increased in relative terms to 21.0% of the Republic’s total gross public debt as of December 31, 2019 from 15.4% as of December 31, 2018, and increased by U.S.$17.0 billion in absolute terms to U.S.$68.0 billion as of December 31, 2019 from U.S.$51.0 billion as of December 31, 2018, primarily as a result of disbursements under the SBA agreement entered into with the IMF.

Bilateral debt decreased in relative terms to 1.7% of the Republic’s total gross public debt as of December 31, 2019 from 2.1% as of December 31, 2018, and decreased by U.S.$1.5 billion in absolute terms to U.S.$5.4 billion as of December 31, 2019 from U.S.$6.9 billion as of December 31, 2018.

Bond debt decreased in relative terms to 60.1% of the Republic’s total gross public debt as of December 31, 2019 from 64.8% as of December 31, 2018, and decreased by U.S.$21.1 billion in absolute terms to U.S.$194.2 billion as of December 31, 2019, from U.S.$215.3 billion as of December 31, 2018. This decrease resulted primarily from amortization payments and exchange rate fluctuations (the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars), which were partially offset by CER adjustments and compounding interest.

Medium-term and long-term Treasury bills increased in relative terms to 4.5% of the Republic’s total gross public debt as of December 31, 2019, from 1.2% as of December 31, 2018, and increased by U.S.$10.6 billion in absolute terms to U.S.$14.5 billion as of December 31, 2019 from U.S.$3.9 billion as of December 31, 2018.

Medium-term and long-term temporary advances from the Central Bank increased in relative terms to 1.5% of the Republic’s total gross public debt as of December 31, 2019, from 0.7% as of December 31, 2018, and increased by U.S.$2.4 billion in absolute terms to U.S.$4.8 billion as of December 31, 2019 from U.S.$2.5 billion as of December 31, 2018.

Medium-term and long-term Treasury notes debt increased in relative terms to 0.4% of the Republic’s total gross public debt as of December 31, 2019 from 0.1% as of December 31, 2018, and increased by U.S.$969.0 million in absolute terms to U.S.$1.2 billion as of December 31, 2019 from U.S.$233 million as of December 31, 2018.

Commercial bank debt increased in relative terms to 0.7% of the Republic’s total gross public debt as of December 31, 2019 from 0.4% as of December 31, 2018, and increased by U.S.$1.1 billion in absolute terms to U.S.$2.3 billion as of December 31, 2019 from U.S.$1.2 billion as of December 31, 2018.

National Guaranteed Loans represented 0.2% of the Republic’s total gross public debt as of December 31, 2019, reflecting no significant variation when compared to the National Guaranteed Loans registered as of December 31, 2018, and decreased by U.S.$43.2 million in absolute terms to U.S.$640.3 million as of December 31, 2019 from U.S.$683.5 million as of December 31, 2018.

Guaranteed debt increased in relative terms to 3.1% of the Republic’s total gross public debt as of December 31, 2019 from 2.7% as of December 31, 2018, and increased by U.S.$1.2 billion in absolute terms to U.S.$10.1 billion as of December 31, 2019 from U.S.$8.9 billion as of December 31, 2018, primarily as a result of an increased in the issuances of Guarantees (Avales).

Short-term bonds decreased in relative terms to 0% of the Republic’s total gross public debt as of December 31, 2019 from 1.3% as of December 31, 2018, and decreased in absolute terms to U.S.$0 billion as of December 31, 2019 from U.S.$4.2 billion as of December 31, 2018, due to the suspension of Treasury bill issuances on August 30, 2019.

Short-term Treasury bills decreased in relative terms to 1.3% of the Republic’s total gross public debt as of December 31, 2019 from 6.0% as of December 31, 2018, and decreased by U.S.$15.7 billion in absolute terms to U.S.$4.3 billion as of December 31, 2019 from U.S.$20.1 billion as of December 31, 2018.

Short-term Treasury notes increased in relative terms to 1.2% of the Republic’s total gross public debt as of December 31, 2019 from 0.8% as of December 31, 2018, and increased by U.S.$1.2 billion in absolute terms to U.S.$3.9 billion as of December 31, 2019 from U.S.$2.6 billion as of December 31, 2018.

Short-term temporary advances from the Central Bank decreased in relative terms to 2.9% of the Republic’s total gross public debt as of December 31, 2019, from 3.3% as of December 31, 2018, and decreased by U.S.$1.4 billion in absolute terms to U.S.$9.4 billion as of December 31, 2019 from U.S.$10.8 billion as of December 31, 2018.

Short-term promissory notes increased in relative terms to 0.4% of the Republic’s total gross public debt as of December 31, 2019, from 0.3% as of December 31, 2018, and increased by U.S.$277.6 million in absolute terms to U.S.$1.3 billion as of December 31, 2019 from U.S.$1.0 billion as of December 31, 2018.

Short-term commercial banks increased in relative terms to 0.2% of the Republic’s total gross public debt as of December 31, 2019, and increased in absolute terms to U.S.$500.9 million as of December 31, 2019.

Short-term debt decreased in relative terms to 6.0% of the Republic’s total gross public debt as of December 31, 2019 from 11.7% as of December 31, 2018, and decreased by U.S.$19.4 million in absolute terms to U.S.$19.3 billion as of December 31, 2019 from U.S.$38.7 billion as of December 31, 2018.

Non-Performing Debt (excluding Untendered Debt)

Non-Performing Debt (excluding Untendered Debt) decreased by U.S.$0.4 million in absolute terms to U.S.$104.0 million as of December 31, 2019 from U.S.$104.4 million as of December 31, 2015.

Foreign Currency-Denominated Debt

The following tables set forth information regarding the Republic’s total foreign currency-denominated debt, including past due principal and interest and compensatory and default interest, as of the dates indicated.

Foreign Currency-Denominated Public Debt by Instrument(1)

(in millions of U.S. dollars)

	As of December 31,
	2015		2016		2017		2018		2019
Performing debt	U.S.$	148,780	U.S.$	179,806	U.S.$	217,677	U.S.$	250,854	U.S.$	248,945
Multilateral debt		19,768		20,230		21,327		51,037		68,001
Non-transferable notes to the Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025, 2026 and 2029		48,388		48,687		48,687		48,687		50,013
Birad		—		19,250		29,000		38,000		35,250
Bonar		28,188		29,442		25,358		24,104		22,182
2033 Discount Bonds		14,585		14,483		15,008		14,834		14,885
2038 Par Bonds		12,167		11,975		12,719		12,441		12,329
Treasury Bills		—		8,595		16,891		12,773		10,826
Guaranteed Treasury Notes for Renewable Energy Projects						4,499		7,417		7,368
Bonar 2024		7,230		7,448		19,695		15,426		6,634
of which Agreements Bonar 24(2)		—		—		11,973		7,705		—
Bilateral debt		9,183		7,845		8,280		6,912		5,398
Birae				2,632		6,298		6,004		5,885
2033 Discount Bonds (2010)		4,404		4,316		4,708		4,559		4,500
2038 Par Bonds (2010)		1,737		1,690		1,901		1,821		1,789
Bonar 2025						1,536		5,555		1,536
of wich Agreements Bonar 25(3)		—		—		—		4,019		—
Biraf		—		—		411		406		413
Commercial banks		1		1		1		1		279
Promissory notes		249		123		84		48		18
Bontes		—		—		4		4		4
Bocones		3		3		3		3		3
Treasury notes		699		950		257		—		—
2017 Globals		966		966		—		—		—
Baade		272		—		—		—		—
Boden		—		—		—		—		—
Other		939		1,172		1,011		821		1,631
Non-performing debt		101		100		105		103		102
Non-performing debt not yet due		60		60		60		60		60
Non-performing debt arrears		41		40		44		42		42
Compensatory Interest		—		—		—		—		—
Untendered debt(4)		17,881		8,378		2,785		2,739		2,372

Total foreign currency-denominated debt	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566	U.S.$	253,696	U.S.$	251,419

(1)	Includes performing and non-performing debt (including Untendered Debt).
(2)

Corresponds to Bonares due 2024 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. Such Bonares due 2024 were cancelled in August 2019.

(3)

Corresponds to Bonares due 2025 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. Such Bonares due 2025 were cancelled in August 2019.

(4)	Includes claims on principal and/or interest that the Republic considers time-barred.

Source: Ministry of Economy.

Gross Foreign Currency-Denominated Public Debt(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2015		2016		2017		2018		2019
Foreign currency-denominated debt	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566	U.S.$	253,696	U.S.$	251,419
As a % of GDP		26.0		33.8		34.3		49.0		56.6
As a % of Government revenues		119.0		159.1		174.5		268.5		285.8
As a % of exports		238.2		263.8		297.4		329.2		317.1
As a % of international reserves		652.4		479.0		400.6		385.5		561.4
As a % of total gross public debt		69.3%		68.4%		68.7%		76.4%		77.8%

(1)	Includes performing and non-performing (including Untendered Debt).

Source: INDEC and Ministry of Economy.

Foreign Currency-Denominated Debt

In 2019, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$28.2 billion, consisting mainly of Treasury bills for an aggregate principal amount of U.S.$16.6 billion, treasury notes for an aggregate principal amount of U.S.$3.5 billion and Bonares due 2024 for an aggregate principal amount of U.S.$1.3 billion. Further, in 2019, Bonares due 2024 and Bonares due 2037 for an aggregate principal amount of U.S.$2.3 billion and U.S.$2.8 billion, respectively, were issued as part of transactions entered into by the Republic in January and February 2019, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2037 involved in the sales were cancelled in August 2019.

The following table sets forth information regarding the Republic’s total foreign currency-denominated debt by type of currency as of the dates indicated.

Gross Foreign Currency-Denominated Public Debt, by Currency (1)

(in millions of U.S. dollars)

	As of December 31,
	2015		2016		2017		2018		2019
U.S. dollars	U.S.$	142,841	U.S.$	163,423	U.S.$	193,592	U.S.$	201,060	U.S.$	184,101
Euro		21,422		22,752		24,697		22,770		21,779
Japanese yen		1,937		1,651		1,463		1,128		790
Special Drawing Rights		24		20		19		28,048		44,142
Other(2)		537		439		796		690		608

Total foreign currency-denominated debt	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566	U.S.$	253,696	U.S.$	251,419

(1)	Includes Untendered Debt.
(2)	Figures include Danish crown, Swedish crown, Swiss franc, Canadian dollar, Australian dollar and Kuwaiti dinar.

Source: Ministry of Economy.

As of December 31, 2019, the Republic’s total gross foreign currency public debt was denominated as follows:

•	73.2% in U.S. dollars;

•	8.7% in euro;

•	0.3% in Japanese yen; and

•	17.8% in other foreign currencies (including Special Drawing Rights).

Performing Foreign Currency-Denominated Debt Service

In 2015, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$5.8 billion (0.9% of nominal GDP for 2015). In 2016, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$6.5 billion (1.2% of nominal GDP for 2016), including interest paid on debt issued to settle with creditors that litigated against the Republic on Untendered Debt. See “Public Sector Debt—Legal Proceedings.” In 2017, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$8.4 billion (1.3% of nominal GDP for 2017). The increase in the Republic’s performing foreign currency-denominated debt service in 2017 resulted primarily from a larger stock of outstanding debt, including new issues during 2017 (Birads, Biraes, Birafs, Treasury bills, Bonares due 2024, Bonares due 2025, Bonares due 2037 and Bonares due 2018). In 2018, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$9.6 billion (1.8% of nominal GDP for 2018). In 2019, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$11.1 billion (2.5% of nominal GDP for 2019).

The following table sets forth information regarding the Republic’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated, as of December 31, 2019.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2020				2021				2022				2023
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	854	U.S.$	415	U.S.$	836	U.S.$	382	U.S.$	772	U.S.$	353	U.S.$	781	U.S.$	327
World Bank		451		211		391		199		291		189		264		181
Corporación Andina de Fomento		522		134		540		115		530		96		459		79
International Fund for Agricultural Development		6		1		6		1		6		—		5		—
FONPLATA		16		11		22		10		25		9		27		8
Central American Bank for Economic Integration		—		—		—		—		—		—		—		—
The OPEC Fund for International Development		4		4		4		4		7		3		8		3
European Investment Bank		0		2		10		2		10		2		10		2
IMF		0		1,562		3,669		1,666		17,346		1,443		18,395		623
Total multilateral debt		1,854		2,339		5,478		2,378		18,988		2,096		19,950		1,222
Bilateral debt (excluding Paris Club)		319		173		339		157		316		139		338		121
Paris Club		1,941		175		—		—		—		—		—		—
Total Bilateral debt		2,260		349		339		157		316		139		338		121
Total official debt		4,113		2,688		5,817		2,535		19,304		2,234		20,288		1,344
Bonds		6,821		7,501		15,452		6,844		18,233		6,380		14,824		5,633

Treasury bills		9,889		—		233		—		211		—		448		—
Commercial Banks		34		3		35		3		35		2		35		2
Guaranteed Debt:
Promissory notes		17		—		1		—		—		—		—		—
Guarantees (Avales)		1,366		22		120		15		104		7		32		2
Guaranteed Treasury notes		244		—		359		—		365		—		371		—

Total Guaranteed Debt		1,627		22		480		15		469		7		403		2

Total performing foreign currency-denominated debt service	U.S.$	22,484	U.S.$	10,214	U.S.$	22,017	U.S.$	9,396	U.S.$	38,253	U.S.$	8,624	U.S.$	35,997	U.S.$	6,980

	2024				2025				2026				2027
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	856	U.S.$	301	U.S.$	822	U.S.$	272	U.S.$	797	U.S.$	245	U.S.$	756	U.S.$	218
World Bank		285		174		288		165		321		156		321		146
Corporación Andina de Fomento		442		61		391		44		209		30		174		21
International Fund for Agricultural Development		5		—		4		—		4		—		3		—
FONPLATA		29		6		24		5		18		4		18		3
Central American Bank for Economic Integration		—		—		—		—		—		—		—		—
The OPEC Fund for International Development		8		3		8		2		8		2		5		1
European Investment Bank		11		1		11		1		11		1		11		—
IMF		4,719		71		—		—		—		—		—		—
Total multilateral debt		6,353		616		1,547		489		1,368		437		1,288		391
Bilateral debt (excluding Paris Club)		327		104		326		86		317		69		317		52
Paris Club		—		—		—		—		—		—		—		—
Total Bilateral debt		327		104		326		86		317		69		317		52
Total official debt		6,680		720		1,873		575		1,685		506		1,605		443
Bonds		14,714		5,261		17,534		4,877		8,815		4,044		11,781		3,511
Treasury bills		45		—		—		—		—		—		—		—
Commercial Banks		35		2		33		1		33		1		32		—
Guaranteed Debt
Promissory notes		—		—		—		—		—		—		—		—
Guarantees (Avales)		1		—		1		—		—		—		—		—
Guaranteed Treasury notes		371		—		371		—		371		—		371		—

Total Guaranteed Debt		372		—		372		—		371		—		371		—

Total performing foreign currency-denominated debt service	U.S.$	21,847	U.S.$	5,983	U.S.$	19,812	U.S.$	5,453	U.S.$	10,904	U.S.$	4,550	U.S.$	13,789	U.S.$	3,954

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2019.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”

Source: INDEC and Ministry of Economy.

On April 21, 2020, the Republic invited holders of certain of its foreign currency external bonds to exchange such bonds for new bonds and, on August 31, 2020, it announced that it had obtained bondholders’ consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt—Governed by Foreign Law.”

In addition, on August 18, 2020, the Republic offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds and on September 18, 2020, it announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated in the offer. See “Recent Developments—Public Sector Debt—Foreign Currency Denominated Debt—Governed by Argentine Law.”

Further, on August 26, 2020, the Republic initiated formal discussions with the IMF to seek a new program that will address the terms of the debt incurred under the existing SBA. See “Recent Developments—Public Sector Debt— Debt Owed to Financial Institutions.”

Peso-Denominated Debt

The following table sets forth information regarding the Republic’s total peso-denominated debt as of the dates indicated.

Peso-Denominated Debt by Instrument (1)

(in millions of U.S. dollars)

	As of December 31,
	2015		2016		2017		2018		2019
Performing	U.S.$	73,819	U.S.$	87,068	U.S.$	100,274	U.S.$	78,427	U.S.$	71,581
Temporary advances from the Central Bank		25,517		24,115		25,153		13,297		14,237
Treasury Bills				5,678				11,199		10,159
Boncer				2,271		8,715		9,392		10,992
2045 Quasi-Par Bonds		8,649		3,938		9,975		7,290		6,974
Bontes PIK										3,973
Bontes		—		10,511		14,807		11,586		3,727
Bonares		10,178		9,510		10,198		5,682		3.139
Treasury Notes		6,988		8,478		12,943		2,861		2,938
2033 Discount Bonds		3,535		9,636		4,065		2,970		2,842
Commercial Banks		3,124		1,068		36		1,193		2,505
Botapos		—		—		5,561		2,761		2,377
Bonar Dual		—		—		—		3,638		1,638
Promissory notes		1,603		1,809		4,175		1,469		1,605
Bogato		—		—		—		3,123		1,097
Bonos PGN										950
National Guaranteed Loans		2,076		1,845		1,139		684		640
2038 Par Bonds		760		846		867		633		606
Bocones		880		789		782		471		357
2033 Discount Bonds (2010)		42		47		49		36		34
2038 Par Bonds (2010)		3		3		3		3		2
Bonads		6,526		5,526		1,526		—		—
Bonacs		3,845		668		—		—		—
Other		94		330		280		139		787
Non-performing debt		84		3		3		2		2
Non-performing debt not yet due		—		—		—		—		—
Non-performing debt arrears		3		3		3		1		2
Untendered debt(2)		81		90		92		67		63

Total peso-denominated debt	U.S.$	73,903	U.S.$	87,161	U.S.$	100,368	U.S.$	78,496	U.S.$	71,646

(1)	Includes performing and non-performing (including Untendered Debt).
(2)	Includes claims on principal and/or interest that the Republic considers time-barred.

Source: Ministry of Economy.

Total peso-denominated debt amounted to Ps.4,291.2 billion (U.S.$71.6 billion, or 22.2% of gross public total debt) as of December 31, 2019 compared to Ps.961.1 billion (U.S.$73.9 billion, or 30.7% of gross public total debt) as of December 31, 2015. The decrease as a percentage of total debt is primarily as a result of:

•	the decrease in the issuances of peso-denominated debt instruments and temporary advances from the Central Bank; and

•

the impact of the depreciation of the peso, which more than offset the nominal increase in peso-denominated debt caused by adjustments to inflation on the a portion of the peso-denominated debt that by its terms adjusts for inflation based on CER.

Performing Peso-Denominated Debt Service

In 2015, interest on the Republic’s peso-denominated debt increased by 57.6% from Ps.42.4 billion in 2014 to Ps.66.8 billion (U.S.$7.2 billion, or 55.3% of total interest). This increase was primarily due to higher interest payments on Treasury notes (Ps.7.7 billion in 2015), Bonacs (Ps.7.4 billion in 2015), 2005 and 2010 Exchange Bonds (Ps.5.9 billion in 2015), Bonares (Ps.3.3 billion in 2015), Bonads (Ps.337 million in 2015), Bocones (Ps.322 million in 2015) and National Guaranteed Loans (Ps.270 million in 2015). This increase was partially offset by reductions in interest payments on other peso-denominated debt (Ps.445 million in 2015), loans from BNA (Ps.376 million in 2015) and Bodenes (Ps.9 million in 2015).

In 2016, interest on the Republic’s peso-denominated debt increased by 32.4% from Ps.66.8 billion in 2015 to Ps.88.5 billion (U.S.$6.0 billion, or 47.8% of total interest). This increase was primarily due to higher payments on Bonares and Bonacs. This increase was partially offset by lower payments on debt restructuring bonds related with CER. In terms of the overall cost of serving public debt, peso-denominated debt service decreased as a result of the depreciation of the peso.

In 2017, interest on the Republic’s peso-denominated debt increased by 90.4% from Ps.88.5 billion in 2016 to Ps.168.5 billion (U.S.$10.2 billion, or 54.7% of total interest). This increase was primarily due to an increase in the interest payments on Bonares, Bonads and Bonac.

In 2018, interest on the Republic’s peso-denominated debt increased by 45.4% from Ps.168.5 billion in 2017 to Ps.245.0 billion (U.S.$8.7 billion, or 47.7% of total interest). This increase was primarily due to an increase in the interest payments on Bonares, Bontes and Botapo.

In 2019, interest on the Republic’s peso-denominated debt increased by 54.4% from Ps.245.0 billion in 2018 to Ps.378.3 billion (U.S.$7.8 billion, or 41.4% of total interest). This increase was primarily due to an increase in the interest payments on Bonares and Botapo.

The following table sets forth information regarding the Republic’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2020				2021				2022				2023
	Principal		Interest		Principal		Interest		Principal		Principal		Principal		Interest
Bonds	U.S.$	14,092	U.S.$	4,031	U.S.$	6,936	U.S.$	1,862	U.S.$	1,965	U.S.$	1,266	U.S.$	2,196	U.S.$	923
National Guaranteed Loans		17		32		—		31		—		31		—		31
Commercial banks		2,505		138		—		—		—		—		—		—
Temporary Advances from the Central Bank		9,395		—		4,842		—		—		—		—		—
Treasury notes		2,938		644		—		—		—		—		—		—
Treasury bills		10,159		142		—		—		—		—		—		—
Promissory notes		1,291		6		—		6		—		6		—		6

Guarantees (Avales)		733		42		13		5		17		3		10		—

Total performing Peso-denominated debt service	U.S.$	41,131	U.S.$	5,034	U.S.$	11,791	U.S.$	1,904	U.S.$	1,982	U.S.$	1,306	U.S.$	2,206	U.S.$	961

	2024				2025				2026				2027
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Bonds	U.S.$	379	U.S.$	722	U.S.$	1,362	U.S.$	680	U.S.$	1,988	U.S.$	638	U.S.$	382	U.S.$	365
National Guaranteed Loans		—		32		—		31		—		31		126		30
Commercial banks		—		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		—		—		—		—		—		—		—		—
Treasury notes		—		—		—		—		—		—		—		—
Treasury bills		—		—		—		—		—		—		—		—
Promissory notes		—		6		—		6		—		6		—		6

Guarantees (Avales)		—		—		—		—		—		—		—		—

Total performing Peso-denominated debt service	U.S.$	379	U.S.$	759	U.S.$	1,362	U.S.$	717	U.S.$	1,988	U.S.$	675	U.S.$	508	U.S.$	400

(1)	Calculated based on the stock of debt, exchange rate and interest rates as of December 31, 2019.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.

Source: Ministry of Economy.

Debt Owed to Financial Institutions

Historically, the IMF, the IADB and the World Bank have provided the Republic with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels. From 2015 to 2019, outstanding amounts owed by the Government to multilateral creditors increased by U.S.$48.2 billion (or 244.0%) to U.S.$68.0 billion, mainly due to disbursements made in 2019 under the SBA entered into with the IMF.

•	During 2015, the Government made principal payments to multilateral lenders of U.S.$2.0 billion, compared to disbursements by multilateral lenders to the Government of U.S.$1.9 billion.

•	During 2016, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.4 billion.

•	During 2017, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.9 billion.

•	During 2018, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$31.8 billion.

•	During 2019, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$18.9 billion.

From 2015 to 2019, the total amount of interest payments to multilateral lenders (including the IADB, the World Bank, IMF and other institutions) was U.S.$4.8 billion. The Government also guarantees multilateral debt owed by the provinces. These obligations totaled U.S.$775.2 million as of December 31, 2019. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

On June 7, 2018, the Ministry of Economy and the IMF staff reached an understanding on the terms of a 36-month SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. Further, on June 7, 2018, the Government entered into a U.S.$2.5 billion agreement with the IADB, a U.S.$1.75 billion financing agreement with the World Bank and a U.S.$1.4 billion financing agreement with the CAF, in each case, to be disbursed within the 12 months following the execution of the agreement. On October 26, 2018, the IMF’s Executive Board approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021. Since June 2018, the Government has drawn approximately U.S.$44.5 billion under the SBA. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.” On August 26, 2020, the Republic initiated formal discussions with the IMF to seek a new program that will address the terms of the debt incurred under the existing SBA. See “Recent Developments—Public Sector Debt— Debt Owed to Financial Institutions.”

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

Disbursements/Payments - Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2015		2016		2017		2018		2019
World Bank:
Disbursements	U.S.$	642	U.S.$	936	U.S.$	903	U.S.$	1,244	U.S.$	761
Principal payments		(790)		(740)		(632)		(698)		(511)
Disbursements, net of principal payments		(148)		197		271		546		249
Interest payments		(138)		(119)		(141)		(177)		(239)
Payment of commissions		(1)		(3)		(4)		(5)		(6)

Net (outflows) inflows		(287)		75		126		365		5
International Monetary Fund:
Disbursements		—		—		—		28,252		16,225
Principal payments		—		—		—		—		—
Disbursements, net of principal payments		—		—		—		28,252		16,225
Interest payments		—		—		—		(153)		(1,227)
Payments of commissions		—		—		—		(249)		(115)
Net (outflows) inflows		—		—		—		27,850		14,883
Inter-American Development Bank:
Disbursements		770		1,210		1,244		1,405		1,188
Principal payments		(990)		(869)		(888)		(865)		(857)
Disbursements, net of principal payments		(220)		341		356		540		331
Interest payments		(420)		(429)		(388)		(393)		(439)
Payments of commissions		(9)		(18)		(15)		(17)		(24)

Net (outflows) inflows		(649)		(106)		(46)		129		(132)
FAD:(1)
Disbursements		14		8		8		6		2
Principal payments		(4)		(5)		(5)		(5)		(6)
Disbursements, net of principal payments		10		3		3		1		(3)
Interest payments		—		—		(2)		(1)		(4)
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		10		2		1		(1)		(7)

	As of December 31,
	2015		2016		2017		2018		2019
FONPLATA:(2)
Disbursements		41		11		44		65		94
Principal payments		(16)		(11)		(10)		(13)		(24)
Disbursements, net of principal		24		—		34		52		70
Interest payments		(2)		(2)		(6)		(5)		(10)
Payments of commissions		(1)		(3)		—		(1)		(1)

Net (outflows) inflows		21		(5)		27		45		59

Corporación Andina de Fomento:
Disbursements		420		283		703		774		571
Principal payments		(217)		(232)		(305)		(346)		(382)
Disbursements, net of principal		202		51		398		428		189
Interest payments		(61)		(68)		(83)		(111)		(154)
Payments of commissions		(5)		(4)		(5)		(5)		(5)

Net (outflows) inflows		136		(22)		310		312		31

The OPEC Fund for International Development:
Disbursements		—		—		21		21		37
Principal payments		—		—		—		—		(4)
Disbursements, net of principal		—		—		21		21		33
Interest payments		—		—		—		(1)		(2)
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		—		—		21		20		31
Central American Bank for Economic Integration:
Disbursements		—		—		3		—		6
Principal payments		—		—		—		—		—
Disbursements, net of principal		—		—		3		—		6
Interest payments		—		—		—		—		(1)
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		—		—		3		—		4
The European Investment Bank:
Disbursements		—		—		—		71		10
Principal payments		(5)		—		—		—		—
Disbursements, net of principal		(5)		—		—		71		10
Interest payments		(1)		—		—		—		(2)
Payments of commissions		—		—		—		—		(1)

Net (outflows) inflows		(5)		—		—		70		6

Total disbursements		1,886		2,448		2,926		31,838		18,893
Total principal payments		(2,022)		(1,857)		(1,840)		(1,928)		(1,783)
Disbursements, net of principal		(136)		591		1,086		29,910		17,110
Total interest payments		(622)		(619)		(620)		(842)		(2,078)
Total commissions		(15)		(28)		(24)		(277)		(151)

Total net (outflows) inflows	U.S.$	(774)	U.S.$	(56)	U.S.$	442	U.S.$	28,790	U.S.$	14,881

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.

Source: Ministry of Economy.

International Monetary Fund

The IMF organized two separate financial aid packages for the Republic during the years leading up to the collapse of the Convertibility Regime—one in December 2000, and the other in August 2001. As part of these packages, the IMF increased the amount available to the Republic under its credit facilities and secured for the Republic other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, the Republic reduced its outstanding IMF debt from U.S.$14.0 billion as of December 31, 2001 to U.S.$9.5 billion as of December 31, 2005. In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government borrowed funds from the Central Bank to make the payment, which resulted in a 33.3% reduction of the Central Bank’s reserves from U.S.$28.1 billion to U.S.$18.6 billion. The Government issued a 10-year U.S. dollar-denominated non-transferable Treasury note to repay the Central Bank for this financing. Given that the IMF liability was exchanged for Central Bank liability of the same value, the IMF repayment did not affect the Government’s total debt.

Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with members, usually every year. IMF staff visits the country, collects economic and financial information, and discusses the country’s economic developments and policies with officials. The IMF staff then prepares a report, which forms the basis for discussion by the Executive Board. The most recent Article IV Consultation with Argentina concluded on December 18, 2017. The report is publicly available on the IMF’s website at https://www.imf.org/~/media/Files/Publications/CR/2017/cr17409.ashx. The contents of this website are not intended to be incorporated by reference into this Annual Report.

In June 2018, the Republic entered into a 36-month standby Agreement with the IMF. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

As of December 31, 2019, the IMF had disbursed 31.9 SDRs (approximately U.S.$44.1 billion) under the SBA.

On August 26, 2020, the Republic initiated formal discussions with the IMF to seek a new program that will address the terms of the debt incurred under the existing SBA. See “Recent Developments—Public Sector Debt— Debt Owed to Financial Institutions.”

World Bank

Between 2015 and 2019, the World Bank disbursed approximately U.S.$4.5 billion in loans to the Republic partly for activities designed to foster economic recovery, both at the national and provincial levels, including for infrastructure and education projects, as well as for various social development programs such as health and the environment. As of December 31, 2019, the aggregate principal amount outstanding under loans made by the World Bank was U.S.$7.1 billion, compared to U.S.$6.9 billion as of December 31, 2018. As of December 31, 2019, approximately U.S.$3.3 billion of committed loans from the World Bank remained undisbursed.

Between 2015 and 2019, Argentina made principal payments in an aggregate amount of U.S.$3.4 billion under World Bank loans, and a total of U.S.$813.0 million on account of interest.

IADB

Between 2015 and 2019, the IADB disbursed approximately U.S.$5.8 billion in loans to Argentina, partly for activities designed to foster economic growth and partly for various social development programs such as health, infrastructure and education. As of December 31, 2019, the aggregate principal amount outstanding under loans made by the IADB was U.S.$12.6 billion, compared to U.S.$12.3 billion as of December 31, 2018. As of December 31, 2019, approximately U.S.$5.3 billion of IADB committed loans remained undisbursed.

Between 2015 and 2019, the Republic made principal payments in an aggregate amount of U.S.$4.5 billion under IADB loans and U.S.$2.1 billion on account of interest.

FONPLATA

Between 2015 and 2019, FONPLATA disbursed an aggregate amount of U.S.$254.8 million to Argentina for economic development and social programs. As of December 31, 2019, the aggregate principal amount outstanding under loans made by FONPLATA was U.S.$237.4 million, compared to U.S.$167.3 million as of December 31, 2018. As of December 31, 2019, approximately U.S.$403.5 million in approved loans from FONPLATA remained undisbursed.

Between 2015 and 2019, Argentina made principal payments in an aggregate amount of U.S.$74.7 million under FONPLATA loans and U.S.$25.9 million on account of interest.

CAF

Between 2015 and 2019, CAF disbursed approximately U.S.$2.8 billion to Argentina mostly in loans for infrastructure programs. As of December 31, 2019, the aggregate principal amount outstanding under loans made by CAF was U.S.$3.7 billion, compared to U.S.$3.5 billion as of December 31, 2018. As of December 31, 2019, approximately U.S.$1.6 billion in approved loans from CAF remain undisbursed.

Between 2015 and 2019, Argentina made principal payments in an aggregate amount of U.S.$1.5 billion under CAF loans and U.S.$477.1 million on account of interest.

IFAD

Between 2015 and 2019, the International Fund for Agricultural Development (“IFAD”) disbursed an aggregate amount of U.S.$38.3 million to Argentina for economic development and social programs. As of December 31, 2019, the aggregate principal amount outstanding under loans made by IFAD was U.S.$41.1 million, compared to U.S.$45.2 million as of December 31, 2018. As of December 31, 2019, approximately U.S.$46.2 million in approved loans from IFAD remained undisbursed.

Between 2015 and 2019, Argentina made principal payments in an aggregate amount of U.S.$25.3 million under IFAD loans and U.S.$7.8 million on account of interest.

EIB

Between 2015 and 2019, the European Investment Bank (“EIB”) disbursed an aggregate amount of U.S.$80.2 million to Argentina for economic development and infrastructure. As of December 31, 2019, the aggregate principal amount outstanding under loans made by EIB was U.S.$85.9 million and U.S.$70.6 million in approved loans from EIB remained undisbursed.

Between 2015 and 2019, Argentina made principal payments in an aggregate amount of U.S.$4.8 million under EIB loans and U.S.$2.6 million on account of interest.

OFID

Between 2015 and 2019, the Organization of Petroleum Exporting Countries’ (“OPEC”) Fund for International Development (“OFID”) disbursed an aggregate amount of U.S.$79.0 million to Argentina for economic development programs. As of December 31, 2019, the aggregate principal amount outstanding under loans made by OFID was U.S.$74.6 million, compared to U.S.$41.3 million as of December 31, 2018. As of December 31, 2019, approximately U.S.$153.7 million in approved loans from OFID remained undisbursed.

Between 2015 and 2019, Argentina made principal payments in an aggregate amount of U.S.$3.6 million under OFID loans and U.S.$3.5 million on account of interest.

BCIE

Between 2015 and 2019, the Banco Centroamericano de Integración Económica (Central American Bank for Economic Integration or “BCIE”) disbursed approximately U.S.$8.3 million to Argentina mostly in loans for infrastructure programs. As of December 31, 2019, U.S.$197.4 million in approved loans from BCIE remain undisbursed.

Bilateral Debt and Private Creditors’ Debt

Bilateral debt includes debt that is referred to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. Substantially all of Argentina’s bilateral debt relates to debt owed to country members of the Paris Club and is treated under the Paris Club framework.

Private creditors’ debt is composed of debt with suppliers and debt with commercial banks. A portion of private creditors’ debt is guaranteed by export credit insurance granted by foreign government agencies and is generally treated under the Paris Club framework. On May 28, 2014, Argentina reached an agreement with the members of the Paris Club for the cancellation of the debt owed by Argentina, amounting to U.S.$9,690 million (U.S.$4,955 million in principal U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest). See “—Debt Record—Paris Club.”

Legal Proceedings

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. Plaintiffs in these actions generally asserted that the Republic failed to make timely payments of interest and/or principal on their bonds, and sought judgments for the nominal value of and accrued interest on those bonds.

As discussed in greater detail under “—The Settlement,” to date, the Republic has reached agreements with most of its creditors, and stipulations of dismissal and orders of satisfaction of judgment have been filed and approved by the courts in numerous actions. The Republic continues to seek to resolve its outstanding litigation, and has reached agreements in principle with many additional creditors.

Pari passu litigation

In February 2012, plaintiffs in 13 actions in New York, involving claims for bonds issued under the 1994 Fiscal Agency Agreement (the “1994 FAA Bonds”) for a nominal value of U.S.$428 million, plus interest, obtained an order of the District Court finding that the Republic was in breach of the pari passu clause and enjoining the Republic from making scheduled interest payments on the 2005 and 2010 Exchange Bonds unless the Republic paid the plaintiffs in full. The order was stayed pending appeals and became effective on June 18, 2014, after the U.S. Supreme Court denied the Republic’s petition for a writ of certiorari of the Court of Appeal’s orders affirming the pari passu injunctions.

On October 30, 2015, the District Court issued new pari passu injunctions substantially similar to the ones already in effect, in 49 additional proceedings, involving claims for a nominal value over U.S.$2.1 billion under the 1994 FAA Bonds, plus billions more in pre- and post-judgment interest. Numerous additional motions seeking to extend the reach of the pari passu injunctions were filed and were pending in January 2016, when the Republic approached holders of Untendered Debt to settle outstanding disputes.

As part of the Settlement, the pari passu injunctions were lifted. See “—The Settlement.”

On August 10, 2016, the District Court denied plaintiffs’ 2015 motions for pari passu relief in two separate actions without prejudice, indicating that such requests were moot given the changed circumstances based on the actions of the Republic that rendered the pari passu injunctions no longer necessary. On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 Settlement Proposal and alleged a continued violation of the pari passu clause, the District Court again found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds.

In April 2018, several plaintiffs holding an aggregate nominal value of U.S.$5.44 million in Argentina issued bonds filed motions seeking injunctions based on Argentina’s alleged breach of the pari passu clause. On November 6, 2018, the District Court denied the motions, holding that Argentina is no longer in breach of the pari passu clause. Plaintiffs did not file an appeal.

Class Action litigation in the United States

Multiple class actions were filed in the District Court against the Republic of Argentina on behalf of holders of 2001 defaulted bonds, and the classes were certified in 13 of these actions. Nine of the certified class actions were settled and dismissed on the terms of the Settlement standard option. See “—The Settlement.” On August 23, 2017, the Republic paid U.S.$3.06 million to settle one class action and as a result the class action was dismissed with prejudice on September 27, 2017. On May 16, 2018, Argentina paid U.S.$21.7 million to settle eight class actions and as a result the class actions were dismissed with prejudice on May 29, 2018. Another certified class action was dismissed before settlement, and in October 2019, the District Court dismissed two of the other certified class actions. As of August 31, 2020, plaintiffs in the remaining certified class action have not yet sought a judgment.

On January 22, 2018, a plaintiff filed a complaint in the District Court on behalf of a putative class of beneficial owners of 2005 and 2010 Exchange Bonds governed by U.S. and English law. The complaint sought interest on overdue interest payments that were delayed while the District Court’s pari passu injunctions were in effect from 2014 to 2016. On November 2, 2018, the District Court granted Argentina’s motion to dismiss the complaint, holding that plaintiff did not have standing to bring suit, the bonds did not create a contractual obligation for interest on overdue interest, and the court did not have jurisdiction over the English-law bonds.

The Settlement

On February 5, 2016, the Republic published on the then Ministry of Finance’s website the Settlement Proposal to settle eligible claims on Untendered Debt, including bonds in litigation in the United States, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions which had barred the Republic from making payment on certain external indebtedness unless it made a ratable payment to those holders of defaulted debt who had been awarded such injunctions. See “—Pari passu litigation.” The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” made available to plaintiffs holding pari passu injunctions, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” made available to plaintiffs holding Untendered Debt, whether or not they had pari passu injunctions, provided for payment equal to 100% of the principal amount of the relevant debt securities plus an amount of up to 50% of that original principal. The Settlement Proposal was not made available for claims on principal or interest that are time-barred.

Creditors who settled their claims pursuant to the Settlement Proposal agreed to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings.

On March 2, 2016, the District Court issued an order indicating it would vacate all pari passu injunctions, subject to two conditions: first, the repeal of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Republic had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the Second Circuit Court of Appeals affirmed the District Court’s order. See “—Pari passu litigation.”

On March 31, 2016, the Argentine Congress passed the Debt Authorization Law, thereby repealing the legislative obstacles to the settlement and approving the Settlement Proposal. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court, on April 22, 2016, ordered the vacatur of all pari passu injunctions.

On May 5, 2016, interest payments on 2005 and 2010 Exchange Bonds payable to the trustee were transferred by the trustee to holders of such bonds.

On July 20, 2016, Argentina published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds.

In December 2018, Argentina convened meetings of holders of its four remaining series of outstanding bonds governed by Japanese law, to vote upon proposals that if approved would result in the adoption of the standard settlement proposal to settle the clauses of 100% of the outstanding Samurai Bonds. The meetings took place in February 2019 and Argentina completed payments in June 2019. See “Recent Developments—Public Sector Debt—Legal Proceedings—The Settlement.”

Individual litigation in the United States

Since April 2016, Argentina has been the subject of various procedures initiated by holders of Untendered Debt on various grounds. Wherever defenses were available, such as statute of limitation and other defenses, Argentina has successfully invoked them obtaining the dismissal of many proceedings. Likewise, Argentina has successfully defeated attempts by holders of Untendered Debt to obtain remedies based on the alleged breach by Argentina of the pari passu clause. See “Recent Developments—Public Sector Debt—Legal Proceedings—The Settlement.”

GDP warrant litigation (United States and United Kingdom)

Plaintiffs have brought litigation in connection with a dispute regarding the calculation method for payment on the GDP-linked warrants issued by the Republic in 2005 and 2010.

On January 14, 2019, a plaintiff filed a complaint in the District Court in New York based on purported ownership of approximately U.S.$797 million notional amount of GDP-linked warrants, seeking approximately U.S.$83.7 million for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013. On April 18, 2019, the Republic moved to dismiss the complaint. The District Court granted the Republic’s motion on January 7, 2020. The District Court also granted plaintiff leave to file an amended complaint, which the plaintiff filed on March 9, 2020. As of the date of this Annual Report, the plaintiff sought approximately U.S.$90 million.

In October 2019, three additional plaintiffs filed separate complaints in the District Court in New York, basing their claims on purported respective ownership of approximately U.S.$181 million, U.S.$343 million, and U.S.$1.4 billion notional amount of GDP-linked warrants. As of the date of this Annual Report, the plaintiffs sought an unspecified amount in the first case, approximately U.S.$38.8 million in the second case, and U.S.$162 million in the third case, in each case for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013. In December 2019, another group of plaintiffs filed a complaint based on purported collective ownership of over U.S.$1 billion notional amount of GDP-linked warrants, seeking an amount in excess of U.S.$75 million, to be determined at trial, for non-payment of amounts allegedly due under such GDP-linked warrants. Pursuant to a stipulation entered by the parties after the District Court’s January 7, 2020 dismissal decision, these plaintiffs filed their amended complaints between March 9 and March 23, 2020.

In August 2019, three claimants filed a claim in the High Court of England based on purported ownership of approximately €5.5 billion notional amount of GDP-linked warrants, seeking approximately €384.7 million for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013. The Republic filed its defense on November 6, 2019. By an order dated December 10, 2019, a fourth claimant was added to the claim based on purported ownership of approximately €3.1 billion notional amount of GDP-linked warrants and the claimants were given permission to serve amended particulars of claim accordingly. On December 11, 2019, the claimants filed their reply. Further amendments were subsequently made to the claim to reflect increases in the holdings of the securities of the claimants, and re-amended particulars of claim were filed on December 23, 2019. As of the date of this Annual Report, the claimants based their claim on the purported ownership of €9.2 billion notional amount of GDP-linked warrants and seek approximately €645 million.

Efforts to attach or execute Argentine property in U.S. Litigation

In the United States, creditors’ execution remedies against a foreign state are limited by the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) to assets of such foreign state that are used for a commercial activity in the United States. The FSIA also provides special protection from attachment and execution to reserves of foreign central banks and military and diplomatic property. While most attempts to execute property of the Republic or of alleged alter egos of the Republic have been rejected by the courts, in a few instances plaintiffs seeking payment under Argentina’s Untendered Debt succeeded in attaching and restraining assets of the Republic.

Proceedings for foreign recognition of U.S. judgments

Certain plaintiffs have sought, and in some instances obtained, recognition of their U.S. judgments in foreign courts, including in the United Kingdom, Luxembourg, France, Belgium, Switzerland, Italy, Ghana and Argentina. Most of these plaintiffs have settled their claims against Argentina.

Litigation in Germany

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States and Luxembourg.

Litigation in Japan

On February 10, 2010, the Republic was served with a complaint filed by the commissioned companies for bondholders in Japan, claiming approximately JPY11 billion in nominal value, plus interest, in connection with four series of defaulted bonds issued by the Republic under Japanese law. Plaintiffs withdrew most of their claim as a result of their participation in the 2010 Debt Exchange. In January 2013 a Tokyo District Court dismissed the complaint, finding that the commissioned companies for bondholders lacked standing to bring the complaint. In January 2014, the Tokyo High Court affirmed the District Court’s ruling and the plaintiffs then appealed to the Supreme Court. On June 2, 2016, the Supreme Court reversed the High Court judgment and remanded the case to the Tokyo District Court for further proceedings. On June 8, 2016, the Republic settled claims under three series of defaulted bonds issued by the Republic under Japanese law for a nominal value of JPY933,000,000.

On March 26, 2018, the Tokyo District Court issued a new judgment against Argentina. In furtherance of discussions maintained with the Commissioned Companies for Bondholders relating to the implementation of its February 2016 Settlement Proposal with holders of its outstanding bonds governed by Japanese law, in December 2018, Argentina convened meetings of holders of its four remaining series of outstanding bonds governed by Japanese law, to vote upon proposals that if approved would result in the adoption of the standard settlement proposal to settle the clauses of 100% of the outstanding Samurai Bonds.

The Republic held bondholder meetings on February 22, 2019 for each of the four series of the remaining bonds under Japanese law, during which bondholders approved, by the requisite majority, resolutions that rendered the standard option under the February 2016 Settlement Proposal binding on all holders of such series of bonds, representing an aggregate settlement amount of JPY2,817,000,000 for the four series.

On October 29, 2019, the Tokyo High Court ruled that the resolutions adopted by bondholders by requisite majority for each of the four series were valid and binding on all holders of the series whether or not they voted for such resolutions. Accordingly, the court ruled that since the settlement payments had been made, the Commissioned Companies for Bondholders’ claims should be dismissed. The court ordered the Republic to bear the costs of certain court expenses incurred in the process, which as of the date of this Annual Report, have been partially determined in the amount of JPY28,332,500.

Litigation in Spain

On April 10, 2014, a plaintiff who obtained a judgment in Germany initiated proceedings before a court in Madrid in order to attach the Republic’s assets located in Spain. On May 14, 2015, the court permitted that plaintiff to execute its German judgment on the Republic’s property in Spain. In December 2015, the court denied the Republic’s request to vacate that order and the Republic appealed the ruling. On September 28, 2016, the Court of Appeals granted the Republic’s appeal and vacated the lower court’s execution order. On January 25, 2019, Spain’s highest court agreed to hear the plaintiff’s appeal of the September 28, 2016 ruling by the Court of Appeals. On October 8, 2019, the Spanish high court issued a ruling in the plaintiff’s favor. Based on this ruling, the plaintiff could bring enforcement proceedings in the lower court, which the Republic could contest on other grounds.

Litigation in Argentina

Since the 2001 economic crisis, the Republic has been sued in Argentina on claims relating to steps it took during the crisis, seeking, among other things, payment on defaulted bonds. These lawsuits generally have been unsuccessful. The Supreme Court of Argentina has issued several decisions in which it consistently upheld the constitutionality of the emergency measures adopted as a result of the 2001 economic crisis, including the deferral of payment on bonds. Most of these local lawsuits have been dismissed.

Recognition and enforcement of foreign judgments in Argentina. Argentine law permits the enforcement in Argentina of a final judgment issued by a competent foreign court, provided that the defendant’s right to an adequate defense is guaranteed, the judgment or award does not contravene principles of Argentine public order, and the judgment or award is not incompatible with another judgment previously or simultaneously issued by an Argentine court. Foreign creditors have generally not brought suits or sought to enforce their foreign judgments or awards in Argentina.

In Argentina, plaintiffs in four actions have sought recognition of U.S. judgments totaling approximately U.S.$24 million. In three of these cases the proceedings reached the Supreme Court, which confirmed the respective Court of Appeals decisions dismissing the claims for recognition of the foreign judgment. As of the date of this Annual Report, the fourth case is pending before the lower court. In all cases in which Argentine courts dismissed a claim for recognition and enforcement of the U.S. judgments, the courts held, as the Republic had argued, that although the Republic’s issuance of the bonds in which plaintiff had an interest constituted a commercial activity, the Republic’s declaration of a default as a consequence of an economic and social emergency constituted an exercise of its sovereign powers and should have been given deference by the foreign court. Since the Republic published the Settlement proposal in February 2016, it has entered into settlement agreements with all plaintiffs who have sought recognition of U.S. judgments in Argentina.

Enforcement of arbitration awards in Argentina. In order for a creditor to collect on an award against the Republic in Argentina, the creditor must first notify the competent authorities and request payment with funds from the current fiscal year’s budget. If there are no such funds available, the creditor may request that the payment of the award be included in the budget for the following fiscal year. In order for the award to be included in the budget for the following fiscal year, which the Executive Power must present to Congress before September 15 of the previous year, the creditor must notify the competent authorities before July 31 of the previous year. If the creditor complies with these requirements but the Republic does not include the award in the following fiscal year’s budget or fails to make payment during the following fiscal year, then the creditor is entitled to attempt to execute upon assets of the Republic in order to satisfy the award.

In addition, there are cases regarding bonds which are subject to Argentine law.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (ICSID Convention), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

Between 2013 and 2019, Argentina has settled eight final awards issued by ICSID tribunals against Argentina totaling approximately U.S.$1.2 billion.

All these amounts are approximate and refer to principal, excluding interest and costs.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

Between 2013 and 2019, Argentina settled three final UNCITRAL awards against Argentina totaling U.S.$259.8 million in principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in the District Court in relation to the 2012 expropriation of YPF.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. On July 10, 2018, the Second Circuit Court of Appeals issued a decision affirming the District Court’s decision. On June 24, 2019, the U.S. Supreme Court denied Argentina’s petition for certiorari.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. (the “Eton Park Entities”) filed a complaint against the Republic seeking compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic resulting from the expropriation of 51% of Class D shares of YPF.

On July 24, 2019, the District Court issued an order setting the schedule for defendants to file a motion to dismiss the actions commenced by the Petersen and Eton Park Entities for forum non conveniens, which was filed on August 30, 2019. On December 6, 2019, plaintiffs filed their opposition to defendants’ motion to dismiss. See “Recent Developments—Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S.”